Exhibit 99.56

NI 43-101

Amended and Restated Technical

Report on the Queensway Gold

Project, Newfoundland, Canada.

Effective Date of Report: July 15, 2020
Report Date: July 22, 2020

Report Prepared for:

New Found Gold Corp

69 Yonge St. Suite 1010

Toronto, Ontario
Canada, M5E 1K3

Report Prepared by

DEL Exploration
32 Glendarek Dr.

Paradise, Newfoundland

Canada, A1L 1V6

Signed by Qualified Persons:

Dawn Evans-Lamswood, M.Sc., P. Geo. (PEGNL #03069, PGO#3233, EGBC#50007)

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page ii

Table of Contents

Table of Contents				ii
List of Figures				vi
List of Tables				x
1	Summary			1
	1.1	Property Description and Ownership		1
		1.1.1	Property Description and Location	1
		1.1.2	Ownership	1
	1.2	Geology and Mineralization		1
	1.3	Exploration		2
	1.4	Conclusions		2
	1.5	Recommendations		3
2	Introduction			4
	2.1	Terms of Reference and Purpose of the Report		4
	2.2	Sources of Information		4
	2.3	Qualifications of Consultants		4
	2.4	Site Visit		5
	2.5	Effective Date		5
	2.6	Units of Measure		5
3	Reliance on Other Experts			6
4	Property Description and Location			7
	4.1	Property Location		7
	4.2	Mineral Titles		9
		4.2.1	General	9
		4.2.2	Surface Rights	9
		4.2.3	Queensway Property	10
	4.3	Location of Mineralization		17
	4.4	Royalties, Agreements and Encumbrances		18
	4.5	Environmental Liabilities and Permitting		24
		4.5.1	Required Permits and Status	25
		4.5.2	Compliance Evaluation	25
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			26
	5.1	Topography, Elevation and Vegetation		26
	5.2	Climate and Length of Operating Season		26
	5.3	Access to Property		26
	5.4	Local Resources and Infrastructure		27
		5.4.1	Access Roads and Transportation	27
		5.4.2	Power Supply	27
		5.4.3	Water Supply	28
		5.4.4	Buildings and Ancillary Facilities	28
		5.4.5	Tailings Storage Area	28
		5.4.6	Waste Disposal Area	28
		5.4.7	Manpower	28

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page iii

6	History			29
	6.1	Ownership		29
		6.1.1	Twin Ponds — Island Pond	29
		6.1.2	Gander Gold South	29
		6.1.3	Gander Gold North	32
	6.2	Past Exploration		33
		6.2.1	Prospecting and Rock Sampling	34
		6.2.2	Geochemistry	39
		6.2.3	Trenching	43
		6.2.4	Airborne Geophysical Surveys	46
		6.2.5	Line Cutting / Ground Geophysical Surveys	46
		6.2.6	Diamond Drilling	51
		6.2.7	Procedures on Historic Drilling	51
		6.2.8	Results of Historic Drilling	52
		6.2.9	Drilling Sample Preparation and Assaying Methods of Historic Sampling	52
		6.2.10	Testing Laboratories	53
		6.2.11	Quality Assurance and Quality Controls	53
		6.2.12	Interpretation	53
	6.3	Historic Mineral Resource and Reserve Estimates		53
	6.4	Historic Production		53
7	Geologic Setting and Mineralization			54
	7.1	Regional Geology		54
	7.2	Property Geology		55
		7.2.1	Local Lithology	57
		7.2.2	Alteration	60
		7.2.3	Structure	60
	7.3	Mineralization		63
		7.3.1	Joe Batts Pond Deformation Zone	66
		7.3.2	Appleton Fault Zone	71
		7.3.3	Gander Gold South	82
	7.4	Geophysics		86
		7.4.1	Overview of the airborne geophysical data	89
		7.4.2	Appleton and JBP Fault Areas	95
		7.4.3	Twin Pond	101
		7.4.4	Jonathon’s Pond	104
		7.4.5	Gander South	105
		7.4.6	Showings	110
		7.4.7	Geophysical Interpretation	119
8	Deposit Type			129
	8.1	Geological Model		129
	8.2	Genetic Model		131
9	Exploration			136
	9.1	2016 Till Survey — JBPDZ		137
		9.1.1	General	137
		9.1.2	Results	138
	9.2	2017 Airborne Survey — CGG Canada Services Ltd.		141

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page iv

		9.2.1	General Results	141
		9.2.2	Results	141
	9.3	2017- present Prospecting		142
		9.3.1	Regional Geology / Prospecting - Gander Gold South (GGS) / Twin Ponds (TP)	142
		9.3.2	Detailed Prospecting - Joe Batts Pond Deformation Zone (JBPDZ) and Appleton Fault Zone (AFZ)	148
	9.4	2017 Structural Geology		152
		9.4.1	General	152
		9.4.2	Results	152
	9.5	2017 Trenching - Joe Batts Pond Deformation Zone (JBPDZ)		156
		9.5.1	General	156
		9.5.2	Results	160
	9.6	2017 Preliminary Airborne Geophysical Interpretation		171
		9.6.1	General	171
		9.6.2	Results	171
	9.7	2018 Geophysical Interpretation-2017 Airborne Survey		173
		9.7.1	General	173
		9.7.2	Overview	173
		9.7.3	Results	179
	9.8	2018 Structural Geology Survey		190
		9.8.1	General	190
		9.8.2	Results	190
	9.9	2018 Till Geochemistry		194
		9.9.1	General	194
		9.9.2	Results	197
	9.10	2018 Satellite Imagery		200
		9.10.1	General	200
		9.10.2	Results	200
	9.11	2018 Soil Surveys		204
		9.11.1	General	204
		9.11.2	Results	204
	9.12	2018-Present Prospecting		207
		9.12.1	General	207
		9.12.2	Results	209
	9.13	2018-Present Trenching		217
		9.13.1	General	217
		9.13.2	Results	219
10		Drilling		223
11		Sample preparation, Analyses and Security		238
	11.1	NFGC Quality Assurance / Quality Control Program		238
		11.1.1	NFGC QA/QC Program	239
		11.1.2	Sample Security and Transportation	240
		11.1.3	Sample Collection Procedures	240
		11.1.4	Analystical Procedures Eastern Analytical Pre 2018	240
		11.1.5	Analytical Procedures ALS Minerals	241

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page v

	11.2	QA/QC Performance Review	241
	11.3	Pre 2018 Data Review	246
	11.4	QA/QC Conclusions	248
12		Data Verification	249
	12.1	Queensway Project Site Visit	249
	12.2	Independent Verification Samples	249
	12.3	Review of Digital Data	249
13		Mineral Processing and Metallurgical Testing	250
	13.1	Mineral Processing/Metallurgical Testing Analysis	250
14		Mineral Resource Estimates	251
15		Mineral Reserve Estimate	252
16		Mining Methods	253
17		Recovery Methods	254
18		Project Infrastructure	255
19		Market Studies and Contracts	256
20		Environmental Studies, Permitting and Social or Community Impact	257
21		Capital and Operating Costs	258
22		Economic Analysis	259
23		Adjacent Properties	260
24		Other Relevant Data and Information	262
25		Interpretation and Conclusions	263
	25.1	Field Surveys	263
	25.2	Analytical and Testing Data	264
	25.3	Exploration Conclusions	264
26		Recommendations	266
	26.1	Recommended Work Programs	266
		26.1.1 Geophysical anomalies investigation	266
27		References	269
28		Glossary	296
Appendix A: Certificate of Qualified Persons			297
Appendix B: Exploration Approvals			299
Appendix C: Grab Samples			317
Appendix D: Soil Samples			386
Appendix E: Till Samples			412
Appendix F: Diamond Drilling			454

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page vi

List of Figures

Figure 4.1. Queensway Project Location Map	8
Figure 4.2. Queensway Claim Location Map	13
Figure 4.3. Queensway Claim Location Map, Gander Gold North area	14
Figure 4.4. Queensway Claim Location Map, Gander Gold South area	15
Figure 4.5. Queensway Claim Location Map, Twin Ponds area	16
Figure 4.6. Approximately 100 Gold Showings Relative to Property Boundary and Infrastructure	17
Figure 4.7. Map showing the properties covered by the option agreements and staked claims	19
Figure 7.1. Image of major suture zones. Modified from J.C. Pollock et al	54
Figure 7.2. Geological context of the Queensway property of New Found Gold Inc.	56
Figure 7.3. Overall Geological Zones of the Queensway Project	57
Figure 7.4. Queensway (GGN) property geology with major gold occurrences	59
Figure 7.5. Queensway (GGN) property geology	59
Figure 7.6. Stereographic plot and schematic representation of structural data of the northern portion of the Queensway project	61
Figure 7.7. Measurements of quartz veins with associated hydrothermal alteration	62
Figure 7.8. High Priority and Second Priority Tier 1 Targets and intersecting structures	63
Figure 7.3.1. High Priority and Second Priority Tier 1 Targets and intersecting structures	65
Figure 7.3.2. Selected Prospects along the Joe Batts Pond Deformation Zone	67
Figure 7.3.3. Selected Assay Highlights along the Joe Batts Pond Deformation Zone	68
Figure 7.3.4. Selected Prospects along the Appleton Fault Zone	72
Figure 7.3.5. Selected Prospects along the Appleton Fault Zone showing drill intercept values	73
Figure 7.3.6. Selected Assay Highlights along the Appleton Fault Zone North	74
Figure 7.3.7. Selected Assay Highlights along the Appleton Fault Zone South	75
Figure 7.3.8. Selected Prospects in the Gander Gold South Area	83
Figure 7.4.1. Airborne Surveys - 2017 CGG HELITEM survey (red), 2003 Fugro surveys (orange and teal), 2012 Goldak magnetic survey (green) overlying the terrain	89
Figure 7.4.2 - regional magnetic data with potential structures and known showings	90
Figure 7.4.3. RMI - the labels A-I represent features commented on in the report	93
Figure 7.4.4. dB/dt Z component half-sine channel 9, with labels (A — F)	94
Figure 7.4.5. First vertical derivative of the upward continued Residual Magnetic Intensity	96
Figure 7.4.6a — EM channel with the known showings and known mineralization and potential alteration trends	97
Figure 7.4.6b - EM interpretation lineaments and airborne IP anomalies over a ternary image of the EM channels, with known alteration and potential alteration trends	98
Figure 7.4.7 — dB/dt Z component square pulse channel 4 from the HELITEM survey,	99
Figure 7.4.8. Profiles over the H Pond and Pocket Pond EM data	100
Figure 7.4.9 — 2003 and 2017magnetic data over Twin Pond area	101
Figure 7.4.10 — upward continued magnetic data with the large-scale regional structures that can be defined from the regional magnetic data	102
Figure 7.4.11 — EM channel with the interpretation layers and the large-scale regional structures and known showings	103
Figure 7.4.12 — Fugro 2003 magnetic data in the Jonathon’s Pond area with potential regional scale structures	104
Figure 7.4.13 EM data from the 2003 survey, potential regional structures and known showings	105

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page vii

Figure 7.4.14 — 1st Vertical Derivative of the magnetic data, with the regional scale structures and known showings	106
Figure 7.4.15a RMI upward continued to 300m showing a region of slightly lower magnetic intensity	107
Figure 7.4.15b showing A-C of Figure 7.4.15a and the ternary image of the dB/dt Z HS channel 8 derivatives. D and E are the possible near N-S structures	108
Figure 7.4.16 — mapped geology displayed over the magnetic data of the Gander Gold South region	109
Figure 7.4.17. Appleton Fault Zone - vertical derivative of the magnetic data upward continued to 150 m	112
Figure 7.4.18. Possible alteration zones displayed over the 1st Vertical Derivative of the upward continued RMI (top), and the Conductivity Depth Slice at 350 m below surface (below)	114
Figure 7.4.19. Chargeability — the green dotted lines show the three potential alteration zones. Waypoints from the 2018 fieldwork, alteration locations and the showings are located. The regional structures are also shown	115
Figure 7.4.20 — showing the location of claim 023987M with the magnetic data, the ENE structure	116
Figure 7.4.21. Upward continued magnetics, Au anomalous till samples proportionally sized over 5 ppb, and major regional and large-scale structures	118
Figure 7.4.22. EM anomalies with structures	118
Figure 7.4.23 (above) — Geology and deposits of the Valentine Lake gold Camp from the Corporate Presentation December 4 2018 by Marathon Gold Corporation	120
Figure 7.4.24 — structures drawn through the Marathon mineralized zones superimposed over the NFGC claims and ENE and NE structural interpretation	121
Figure 7.4.25. Magnetic Interpretation over mapped geology — with magnetic lineaments	122
Figure 7.4.26. EM interpretation — with lithological contacts defined from the EM data	123
Figure 7.4.27 - Interpreted structures from the geophysical data	124
Figure 7.4.28 — areas of magnetic lows	125
Figure 7.4.29 — the magnetic lows (green areas) are shown with the more favourable areas (red zones) and the regional structures	126
Figure 7.4.30 — EM targets	127
Figure 7.4.31 — priority EM targets with regional large-scale structures	128
Figure 8.1. Structural evolution of the Davidsville group	130
Figure 8.2. Relative structural location of the Queensway Project on the Bendigo goldfields analog	130
Figure 8.3. Continuum model for orogenic gold deposits	132
Figure 8.4. Left, drill core from the Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of intense quartz stock work with relict black shale fragments from each deposit. Specks of visible gold are present in quartz veins and their selvages. Gray patches contain fine grained antimony sulfides, boulangerite on left and stibnite on right	133
Figure 8.5. Left, drill core from the Keats zone (NFGC-19-01), Queensway gold project; right, hand specimen from the Eagle zone, Fosterville mine. Comparison of quartz veining displaying relict banding from each deposit. Dark material at the bottom is relict shaley material. Such banding in is probably an original texture resulting from open space filling of quartz sulfides and gold at the time of deposition. Open space filling is indicative of a shallow level of deposition for both deposits	134
Figure 8.6. Left, drill core from Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of vein quartz displaying numerous vugs, or small cavities, lined with quartz crystals from each deposit. Native gold is also visible in each sample. Such open space cavities are indicative of a shallow level of deposition for both deposits	135

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page viii

Figure 8.7. Left, core from Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of gray and white quartz vein material with numerous small specks of native gold from each deposit. Grey specks are mostly antimony minerals, boulangerite on the left and stibnite on the right. Some gray flecks are particles of black shale caught up in quartz. Such fine gold particles likely formed through rapid precipitation of gold in a shallow epizonal regime within an orogenic system, an indication of a shallow level of deposition for both deposits	135
Figure 9.1. Queensway Project - JBPDZ - 2016 Till Sample Locations and Gold Grain Count Values	139
Figure 9.2. Queensway Project - GGS - 2017 Select Grab Sample Locations and Highlighted Areas	145
Figure 9.3. Queensway Project - Twin Ponds Area - Select Grab Sample Locations	147
Figure 9.4. Queensway Project - JBPDZ/AFZ Area - 2017 Grab Sample Locations	150
Figure 9.5. Queensway Project - JBPDZ Area - 2017 Grab Sample Locations and Selected Highlights	151
Figure 9.6. JBPDZ 2017 Structural Study Measurements - H-Pond Area	153
Figure 9.7. JBPDZ 2017 Structural Study Measurements - Pocket Pond Area	154
Figure 9.8. JBPDZ 2017 Structural Study - Logan /Lochlan Trench Area	155
Figure 9.9 JBPDZ North Area - 2017 Trenched Locations and Select Assay Results	158
Figure 9.10. JBPDZ South Area - 2017 Trenched Locations and Select Assay Results	159
Figure 9.11. JBPDZ Area - 2017 Quartz Pond Trench Locations and Select Assay Results	161
Figure 9.12. JBPDZ Area - 2017 Quartz Pond Trench 2 Channel Samples and Geology	162
Figure 9.13. JBPDZ Area - 798 Trench Locations and Select Assay Results	163
Figure 9.14. JBPDZ Area - 798 Trench 1 Channel Samples and Geology	164
Figure 9.15. JBPDZ Area - 2017 H-Pond Southeast Trench Locations	165
Figure 9.16. JBPDZ Area - 2017 Glass Trench Locations	166
Figure 9.17. JBPDZ Area - 2017 Glass Trench Channel Samples and Geology	167
Figure 9.18. JBPDZ Area - 2017 Joe Batts Pond Trench Locations	168
Figure 9.19. JBPDZ Area - 2017 Logan Trench Location and Select Assay Results	169
Figure 9.20. JBPDZ Area - 2017 Logan Trench 1 Channel Samples	170
Figure 9.21 Queensway Project Residual Magnetic Intensity (RMI)	175
Figure 9.22. Queensway Project dB/dt Z component half-sine channel 9	176
Figure 9.23 GGN Area - first vertical derivative of the upward continued RMI	177
Figure 9.24 GGS Area - Magnetic Interpretation	182
Figure 9.25. GGS Area - EM Interpretation	183
Figure 9.26. GGS Area South - RMI upward continued to 300m - showing region of slightly lower magnetic intensity	184
Figure 9.27. AFZ Area - vertical derivative of magnetic data upward continued to 150 m, EM contacts as thick grey lines	185
Figure 9.28 JBPDZ Area - EM Profiles over H-Pond and Pocket Pond Prospects	186
Figure 9.29. GGN Area - Possible alteration zones over the first vertical derivative	187
Figure 9.30. GGN Area - Chargeability	188
Figure 9.31. GGS Area - Upward Continued Magnetics with anomalous Au Till Samples > 5ppb, major and local structures	189
Figure 9.32. GGS Area - Greenwood Pond showings - Au anomalous till samples >5ppb shown	189
Figure 9.33. GGS Area - EM Data, structures and anomalous till samples >5ppb Au overlain on historical soil sample results	190
Figure 9.34. GGN Area - Stereographic plot/schematic representation of structural data	192
Figure 9.35. GGN Area - Measurements of quartz veins with associated hydrothermal alteration	193
Figure 9.36. GGS Area - Planned Regional Till Sample Locations	195
Figure 9.37. GGS Area - Planned Detailed Till Survey Locations to cover the area of high magnetic intensity east of the Mount Peyton Batholith	196
Figure 9.38. Queensway Overview — Gold in Till Anomalies	197
Figure 9.39. GGS Area - 2018 Till Sample Results and Target Areas	199

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page ix

Figure 9.40. GGN Area - 2018 30cm resolution satellite imagery coverage	201
Figure 9.41. GGS Area - 2018 50cm resolution satellite imagery coverage	202
Figure 9.42. Twin Ponds Area - 2018 50cm resolution satellite imagery coverage	203
Figure 9.43. GGS Area - 2018 Jumbo Brook Soil Grid and Results	205
Figure 9.44. GGS Area - 2018 Yellow Fox Soil Grid and Results	206
Figure 9.45. Queensway Project - 2017 & 2018 Prospecting Rock Sample Locations	208
Figure 9.46. GGS Area South - 2018 Prospecting Rock Sample Locations	211
Figure 9.47. GGS Area North - 2018 Prospecting Rock Sample Locations	212
Figure 9.48. Twin Ponds Area - 2018 Prospecting Rock Sample Locations	213
Figure 9.49. GGN Area - 2018 Prospecting Rock Sample Locations	214
Figure 9.50. JBPDZ - 2018 Permitted Trench Locations	218
Figure 9.51. JBPDZ - 2018 Trench Locations	221
Figure 9.52 JBPDZ Area - 2018 Glass Trench T2 Channel Samples and Quartz Veins	222
Figure 10.1 Queensway Project — 2019 Diamond Drill Hole Locations	225
Figure 10.2 Queensway Project — 2019 Drilling at the Keats Zone	227
Figure 10.3 Queensway Project — NFGC-19-01 Visble Gold in Quartz Circled	228
Figure 10.4 Queensway Project — NFGC-19-01 Keats Zone Intercept	229
Figure 10.5 Queensway Project — Vuggy Quartz Veining in NFGC-19-01 (Keats Zone)	229
Figure 10.6 Queensway Project — Visible Gold in Quartz in NFGC-19-01 (Keats Zone)	230
Figure 10.7 Queensway Project — Visible Gold in Quartz in NFGC-19-01 (Keats Zone) (2)	230
Figure 10.8 High Grade Quartz Vein — NFGC-19-01 (99.95 -110.60m)	231
Figure 10.9 H-Pond Sulphide Mineralization — NFGC-19-05	232
Figure 10.10 Glass Vein System — NFGC-19-06 — 23.2-33.5m	233
Figure 10.11 H-Pond Extension — NFGC-19-09	233
Figure 10.12 H-Pond Extension Sulphide Mineralization — NFGC-19-09	234
Figure 10.13 Plan View Interpretation of the JBP Fault Zone Drilling with Major Vein Sets as Indicated (Holes NFGC-19-05 through NFGC-19-10)	235
Figure 11.1 Plots of QA/QC sample results for the 2018 programs	244
Figure 11.2 Plots of QA/QC sample results for the 2019 drilling program	244
Figure 11.3. Plots comparing Lab duplicate values — Eastern Analytical vs ALS	247
Figure 23.1. Adjacent Properties and Projects	261
Figure 28.1. Location of Grab Samples	318
Figure 28.2. Location of Soil Samples	387
Figure 28.3. Location of Till Samples	413
Figure 28.4. Location of Drill Collars	455

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page x

List of Tables

Table 4-1 . Queensway Project Licences	10
Table 4-2 Detailed Mineral License Assessment and Renewal Costs	12
Table 4-3 Option Agreement Summary	22
Table 4-4 Total NSR for the Queensway Project Mineral Licenses Pre and Pose Buyback Provisions	23
Table 9-1 Queensway Project - JBPDZ - 2016 Till Sample Gold Grain Counts and Geochemical Analysis	140
Table 9-2 Queensway Project - GGS - 2017 Grab Sample Significant Assay Values, Locations and Descriptions	144
Table 9-3. Queensway Project - Twin Ponds Area - 2017 Grab Sample Locations, Descriptions and Selected Assay Results	146
Table 9-4 Queensway Project - JBPDZ/AFZ Area - 2017 Grab Sample Locations, Descriptions and Selected Assay Values > 1g/t Au	149
Table 9-5 JBPDZ Area - 2017 Trench Locations	157
Table 9-6 2018 Prospecting Rock Samples - Elemental Correlation Matrix	216
Table 9-7 JBPDZ - 2018 Trench Locations	219
Table 10-1 2019 Diamond Drill hole Locations	224
Table 10-2 2019 Diamond Drill Hole Significant Gold Composite Intercepts	236
Table 11-1 New Found Gold Corp. — 2018 Standard Reference Material Expected Values	242
Table 11-2. New Found Gold Corp. — 2018 QAQC Sample Results	242
Table 12-1 Results of Independent Sample Validation	249
Table 26-1 Cost estimates for Recommended Exploration Program for the Queensway Project	268
Table 28-1 Queensway Project Grab Samples	319
Table 28-2 Queensway Project Soil Samples	388
Table 28-3 Queensway Project Till Samples	414
Table 28-4 Queensway Project Drilling	456
Table 28-5 Queensway Project Drilling Composite Assays	470

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 1

1	Summary

DEL Exploration (DEL) have been commissioned by New Found Gold Corp, (“NFGC” or, the “company”) to issue a Canadian National Instrument 43-101 (NI 43-101) Technical Report for the Queensway Gold Project (the Project), located in Newfoundland, Canada, near Gander. The author of the report on behalf of DEL is Dawn Evans-Lamswood, M.Sc., P. Geo. (PEGNL #03069, PGO#3233, EGBC#50007).

1.1	Property Description and Ownership

1.1.1	Property Description and Location

The Queensway project is located in north central Newfoundland 12km to the west of Gander. It is comprised of three main areas (as described in Section 4): Gander Gold North, Gander Gold South and Twin ponds / Island Pond. It is made up of 86 mineral licenses including 6,041 claims covering 151,030 hectares of land. The property has great access via the Trans-Canada highway and is close to existing airports. An image of the location of the claims can be seen in Figure 4-1.

1.1.2	Ownership

The mineral license are owned 100% by New Found Gold Corp. The project rights were acquired by NFGC from 2016 through 2018 under nine separate option agreements. All of the option agreements have been fully executed resulting in a 100% ownership by NFGC. These arrangements are extensive and on a case by case basis and are outlined in Section 4.4 Royalties, Agreements and Encumbrances. In addition to the nine option agreements NFGC also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by NFGC.

1.2	Geology and Mineralization

Gold occurrences on the property exist in auriferous quartz veins displaying variable intensity of hydrothermal alteration and sulphide content. In typical showings gold mineralization occurs in mudstone-hosted, conjugate sets of fault-fill and extensional quartz veins with associated hydrothermal alteration. Occasionally veins are hosted in sandstone beds as predominantly extensional veins, as sandstone beds are more competent than mudstone.

The Queensway project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (GRUC) fault, which is the Dunnage-Gander zones boundary. It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 2

1.3	Exploration

A significant amount of historical exploration has been conducted at the Queensway Project including geophysics, soil and till sampling, surface excavation and mapping and diamond drilling. This work is further outlined in section 6.2. Throughout 2017 and 2018 NFGC has compiled report data from the public domain and undertook basic prospecting to explore the property. During basic prospecting and exploration NFGC conducted soil and till sampling, surface trenching and mapping, geological and structural interpretations, airborne magnetic and EM surveys along with extensive geophysical interpretation. The 2019 exploration program was designed to evaluate priority targets indicated by previous programs. A total of 10 diamond drill holes were completed in the first phase, exemplary results were recorded from the first drill hole, NFGC-19-01, with multiple intersects of visible gold hosted within a large gold vein package. Results included 92.86 g/t Au over 19 m including 285.1 g/t Au over 6.0 meters. Two exploration permits in good standing exist on the property for trenching, airborne geophysics, geochemistry, diamond drilling, ground geophysics, geochemistry and prospecting activities. These permits were secured to further the understanding of the property and aid in the geological mapping and mineral targeting in the future.

1.4	Conclusions

The Queensway Project is mostly composed of rocks of the Davidsville Group (Barry’s pond, Hunt’s Cove, and Outflow Formations), which is dominated by mudstone. However, some portions include siltstone and/or sandstone making up to 50% of the layering. Open to isoclinal, shallowly NE-plunging F1 folds are frequent but the overall sequence appears to be rather monoclinal. No regional scale fold has been identified to date. The D2 deformation has little to no impact on pre-existing structures. Gold mineralization is interpreted to be syn- to late-D1 deformation. On both lithological and structural perspectives, a good analog for the Queensway Project is the Bendigo-Castlemaine goldfields in Victoria, Australia. Mudstone, containing pyrite nodules locally, is a favourable source rock for sulphur and gold, provided that metamorphism was high enough at depth to lead to pyrite breakdown and fluid devolatilization that would enable gold mobilization and upward migration. Gold occurrences over the Queensway Project show there is good potential and both fault zones bounding the Davidsville Group (i.e., the Dog Bay line and Gander River Complex line) can be considered as first-order structure, in the vicinity of which second-order structures could host gold mineralization.

The historic exploration programs appear to have been generally well planned and carried out in a prudent and careful manner although many of the programs have not been carried through to fruition, due to issues such as funding or other projects taking precedence. Historic geochemical and geophysical surveys, trench channel sampling and mapping, and drill hole logging and sampling has been done by trained and professional personnel. Overall, to the extent known, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the historic exploration information.

NFGC exploration from 2016 to the present has been early stage exploration — compilation, prospecting, geochemistry, airborne geophysics, trenching and drilling. The company has defined new gold showings such as the Glass and the area of highly anomalous gold in tills along the JBPDZ in the GGN area and has defined areas of anomalous gold in tills in the GGS area outside of the known gold showings. Targets generated through NFGC exploration to date, including the 2019 drilling program, plus historical targets requiring further evaluation should be further explored including proposed trenching and diamond drilling by NFGC.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 3

Significant potential exists for the expansion of the known zones through diamond drilling both along strike and down dip of existing intercepts as well as other favourable geological targets such as the linear soil anomalies near to the Appleton fault zone. Very few drill have reached below 100m vertical depth and significant distances exist between the known mineralized zones with no drilling.

The GGS portion of the project contains similar geological environment to the GGN area of the project and combined present over 105 km of strike length potential to discover mineralized structures either along the Appleton or JBP faults or similar structural controls.

1.5	Recommendations

The author recommends a significant exploration program comprised primarily of till geochemistry, airborne geophysics, surface trenching and diamond drilling. The drilling program is designed to meet two objectives: (1) Drill test established, known targets, and (2) to drill test the JBP and Appleton Fault Zone for zones of mineralization. The phase 1 drilling component includes an estimated 25,000 meters of diamond drilling. A total of $4,500,000 is estimated for the diamond drilling based on an all-in cost of $180/m which includes costs on coring, assaying, extra hourly charges, logistics, and supervision. These holes will be primarily drilled in the AFZ and JBPFZ areas, holes will be designed to test known gold mineralized zones as well as testing for new zones. Specifically drilling should target extensions of the mineralized zone intersected in NFGC-19-01. Contingent on the result of the Phase 1 drilling program additional exploratory drilling and inferred resource definition drilling will occur in the Phase 2 drilling program. The phase 2 drilling program is planned at 75,000 metres of diamond drilling and a total of $13,500,000 is estimated for the phase 2 program at an all in cost of $180/m.

A trenching program is recommended for the GGN claims to re-expose the known surface gold occurrences along the AFZ and JBPDZ and follow their surface extensions.

A second phase of till sampling is also recommended to better refine the areas of anomalous gold concentrations found during the 2018 till sampling program referenced in section 9.9 within the Gander Gold South portion of the Queensway Project. The proposed till program would cover an additional 750 sites at an estimated cost of $750,000. Subsequent to the follow up till sampling program additional trenching, mapping and diamond drilling would be recommended for the Gander Gold South area; this regional diamond drilling program should be roughly 2,000 meters at an all-in cost of $180/m. This second phase program consisting of trenching, mapping and diamond drilling should be contingent on a successful delineation of targets formed by the phase two till sampling program.

After the completion of the airborne gravity geophysical survey in March 2020 the company is recommended to pursue advanced geophysical interpretation to identify the structural, lithological and alteration characteristics of the GGN area. If successful in outlining these characteristics the QP recommends a second phase of airborne gravity to cover the licenses in the GSS area at total estimated program cost of $1,200,000.

After successful completion of the recommended work programs, adequate knowledge of the mineralization controls should be known allowing for more detailed and directed programs to aid in the definition and delineation of a possible resource zone.

There are no current drill sites established at the time of writing. Actual drill locations will be determined when a drill permit is submitted for approval.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 4

2	Introduction

2.1	Terms of Reference and Purpose of the Report

DEL Exploration (DEL) have been commissioned by New Found Gold Corp. (“NFGC” or, the “company”) to issue a Canadian National Instrument 43-101 (NI 43-101) Technical Report for the Queensway Gold Project (the Project), located in Newfoundland, Canada, near Gander. Working on the project from DEL is Dawn Evans-Lamswood, M.Sc., P. Geo. (PEGNL #03069, PGO#3233, EGBC#50007).

NFGC originally acquired the property through option agreements, and online map staking of claims starting in 2016.

2.2	Sources of Information

Standard professional review procedures were used in the preparation of this report by Dawn Evans-Lamswood who reviewed all geological and assay data provided by New Found Gold Corp., A site visit was conducted to confirm the data, mineralization and review the project site. Extreme snow accumulations throughout the project area prevented the visit to drill sites, trenches and sample locations. The property was viewed and accessed by rural cottage and logging roads. Drill core, assays and processing techniques were viewed at the core shed and office located in Gander, N L. The historical content of this report is based on data files provided to NFGC by the government of Newfoundland through historical assessment reports, and through data given to NFGC by property optionaires, as well, as data generated by NFGC after having acquired rights to the project.

The principal Qualified Person (QP) of the report, Dawn Evans-Lamswood, has examined the current data for the Project provided by NFGC to support the statements and opinions presented in this Technical Report. In the opinion of this QP, the data is present in sufficient detail, is credible and verifiable through core, property visits, and database verification, Data presented is an accurate representation of the Queensway Gold Project.

2.3	Qualifications of Consultants

Dawn Evans-Lamswood, M.Sc., P. Geo. (PEGNL #03069, PGO#3233, EGBC#50007)

Dawn Evans-Lamswood is responsible for all sections of this report, with emphasis placed on chapters 10 through 26. Data was reviewed and verified, to the authors professional capabilities, from data and interpretations provided by Chris MacInnes and Shervin Azad from GoldSpot Discoveries Inc. A site visit to the property licenses was conducted with an office visit and visit to core processing facilities on February 13 - 14 ,2020. The author was granted full access to drilled core, certificates and databases through site experts. Dawn Evans -Lamswood is a QP as defined by National Instrument 43-101.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 5

2.4	Site Visit

Dawn Evans-Lamswood visited the site between February 13th and 14th 2020. The visit included reviewing the project geology, project data, drill cores, core processing techniques and viewing the claim areas. Inclement weather conditions prevented the author from visiting individual drill collars.

2.5	Effective Date

The effective date of the report is July 15, 2020.

2.6	Units of Measure

All units of measure in this report are in Metric unless otherwise stated.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 6

3	Reliance on Other Experts

This technical report has been prepared by Dawn Evans-Lamswood P.Geo, an independent qualified person at the request of the issuer and as such she was required to review the technical documentation related to the Queensway Project.

The QP relied on the issuer to provide information relating to the mineral claim data derived from the Newfoundland and Labrador Department of Natural Resources (DNR) as described in Section 4.2 of the technical report along with option agreements as described in section 4.4 of the technical report. The QP has reviewed the claim status information posted on the DNR website (http://www.nr.gov.nl.ca/nr); however is not qualified to give a legal opinion with respect to the property titles contained within this report.

Executed copies of the mineral lands option agreements provided by the issuer were reviewed by the report QP as they are described in Section 4.4 of the technical report. The report QP confirms the accuracy of the description of the option agreements however is not qualified to give a legal opinion with respect to the mineral lands option agreements.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 7

4	Property Description and Location

4.1	Property Location

The Queensway Project is located in north central Newfoundland 12 km to the west of the town of Gander. It covers three non-contiguous mineral license groups (as seen in Figure 4.1). The Queensway Project contains 86 map staked mineral licenses containing 6,041 mining claims covering 151,030 hectares. The project is located within NTS 002D and NTS 002E:

1)	Gander Gold North (GGN) / JBPDZ/AFZ - East of the towns of Glenwood-Appleton, to the north of Gander Lake, covering the Appleton Fault Zone (AFZ) and Joe Batt’s Pond (JBPDZ) Deformation Zone and associated areas around them. GGN comprises of 36 mineral licenses, totaling 15,650 hectares

2)	Gander Gold South (GGS) — located to the south and west of Gander Lake along the eastern side of the NW Gander River, extending to the east to the Southwest Gander River area and to the west to near the Baie d’Espoir road. GGS comprises of 48 mineral licenses, totaling 130,780 hectares;

3)	Twin Ponds / Island Pond (TP) — located to the west of the Gander River and northwest of Glenwood-Appleton, separated from the other licences on the west side of properties. TP comprises of 2 mineral licenses totaling 4,600 hectares.

The Trans-Canada Highway (TCH) extends through the GGN portion of the property. The Northwest Gander (NWG) road extends along the west side of the Northwest Gander River and provides access to the GGS portion of the property. A steel bridge approximately 40 km to the south of Glenwood provides access across the NWG river to the east side of the river. A network of gravel forest access roads, in variable condition, and trails extend through the properties from the TCH and NWG road.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 8

400000
500000
600000
700000
800000
5700000
5600000
5500000
5400000
5300000
5200000
N
S
W
E
Queensway Gold Project
Humber Zone
Baie Verte
Springdale
Botwood
Appleton
Gander
Glenwood
Corner Brook
Buchans
Dunnage Zone
Gander Zone
Avalon Zone
Channel-Port aux Basques
St. John's
Marystown
NEWFOUND
GOLD CORP
Queensway Gold Project
Property Location
Figure: 1
Scale: 1:3,000,000
Datum: UTM NAD27
Newfoundland
Date: March 10, 2020
Drawn: M.B. Regular
0 25 50 100 150 200
Kilometers

Figure 4.1. Queensway Project Location Map. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 9

4.2	Mineral Titles

4.2.1	General

All of the project lands are map staked crown mineral licenses issued by the Department of Natural Resources Newfoundland, Mines Branch. Mineral licences are acquired by online staking in the province of Newfoundland. Licences can consist of 1 to 256 claims per licence. Assessment work is required in order to keep them in good standing — the first five years require $200, $250, $300, $350 and $400/year/claim respectively. Assessment requirements continue for up to 30 years with increasing costs as time passes as follows: $600/claim for years 6 through 10, $900/claim for years 11 through 15, $1200/claim for years 16 through 20, $2000/claim for years 21 through 30. Renewal fees paid directly to the government, which also increase as time goes by, are also required every 5 years (at year 5, 10, 15, 20 etc.) and annually for years 21 through 30.

4.2.2	Surface Rights

New Found Gold Corp. does not own any surface rights on the Queensway Project. Surface rights owners within the property boundaries include cabin owners in the Joe Batts Pond and Northwest Gander River areas and the residents of the towns of Appleton and Glenwood. By law no exploration can take place within town boundaries. NFGC can explore on areas with surface rights held by others with the owner’s permission and while responsible for any damage caused to the surface rights. NFGC maintains the legal right to access and conduct exploration on all of the project lands that lie on crown land without encumbrance with exception of necessary exploration permits for the work being conducted.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 10

4.2.3	Queensway Property

Table 4-1 presents the mineral licences on the Queensway Property. The locations of the mineral licences are shown in Figure 4.2 (entire Queensway Gold Project), Figure 4.3 (Gander Gold North area), Figure 4.4 (Gander Gold South area) and Figure 4.5 (Twin Ponds area).

Table 4-1 - Queensway Property Mineral Licences

Gander Gold South Area

Licence	Project	Location	Registered Holder	NTS Sheet	Claims	Area (Ha)
22236M	Linear	Southwest Gander River, Central NL	New Found Gold Corp.	2D/11	5	125
22260M	Linear	Southwest Gander River, Central NL	New Found Gold Corp.	2D/11	1	25
22342M	Linear	Southwest Gander River, Central NL	New Found Gold Corp.	2D/11	1	25
23239M	Linear	Pauls Pond, Central NL	New Found Gold Corp.	2D/11	2	50
23495M	Linear	Northwest Gander River, Central NL	New Found Gold Corp.	2D/11	5	125
23498M	Linear	Northwest Gander River, Central NL	New Found Gold Corp.	2D/11	8	200
24435M	Linear	Greenwood Pond, Central NL	New Found Gold Corp.	2D/11	7	175
24436M	Linear	Greenwood Pond, Central NL	New Found Gold Corp.	2D/11	3	75
24557M	Linear	Bear Pond, Central NL	New Found Gold Corp.	2D/6, 11	250	6,250
24558M	Linear	Great Gull River, Central NL	New Found Gold Corp.	2D/6, 11	239	5,975
24559M	Linear	Northwest Gander River, Central NL	New Found Gold Corp.	2D/11, 14	256	6,400
24560M	Linear	Careless Brook, Central NL	New Found Gold Corp.	2D/14, 15	121	3,025
24561M	Linear	Eastern Pond, Central NL	New Found Gold Corp.	2D/6,11	256	6,400
24562M	Linear	Hussey Pond, Central NL	New Found Gold Corp.	2D/11,14	241	6,025
24563M	Linear	Eastern Pond, Central NL	New Found Gold Corp.	2D/6, 11	236	5,900
24565M	Linear	Gander Lake, Central NL	New Found Gold Corp.	2D/14, 15	12	300
24566M	Linear	Gander Lake, Central NL	New Found Gold Corp.	2D/15	125	3,125
24567M	Linear	Gander Lake, Central NL	New Found Gold Corp.	2D/14, 15	106	2,650
24568M	Linear	Birch Pond, Central NL	New Found Gold Corp.	02D/11	254	6,350
24569M	Linear	Southwest Gander River, Central NL	New Found Gold Corp.	2D/14, 15	221	5,525
24570M	Linear	Dennis Brook, Central NL	New Found Gold Corp.	2D/11	117	2,925
24571M	Linear	Winter Brook, Central NL	New Found Gold Corp.	2D/10,11,14,15	153	3,825
25766M	Linear	Pauls Pond, Central NL	New Found Gold Corp.	2D/11, 14	163	4,075
030740M	Linear	NULL	New Found Gold Corp.	02D06	1	25
030710M	Linear	NULL	New Found Gold Corp.	02D15	144	3,600
030739M	Linear	NULL	New Found Gold Corp.	02D06	224	5,600
030722M	Linear	NULL	New Found Gold Corp.	02D15	149	3,725
030716M	Linear	NULL	New Found Gold Corp.	02D06	224	5,600
030726M	Linear	NULL	New Found Gold Corp.	02D15	5	125
030747M	Linear	NULL	New Found Gold Corp.	02D06	37	925
030737M	Linear	NULL	New Found Gold Corp.	02D10,02D11	247	6,175
030727M	Linear	NULL	New Found Gold Corp.	02D10,02D15	195	4,875
030741M	Linear	NULL	New Found Gold Corp.	02D15	2	50
030746M	Linear	NULL	New Found Gold Corp.	02D15	3	75
030733M	Linear	NULL	New Found Gold Corp.	02D06,02D11	173	4,325
030745M	Linear	NULL	New Found Gold Corp.	02D10,02D11	101	2,525
030742M	Linear	NULL	New Found Gold Corp.	02D06	32	800
030748M	Linear	NULL	New Found Gold Corp.	02D11	140	3,500
030752M	Linear	NULL	New Found Gold Corp.	02D06,02D11	78	1,950
030755M	Linear	NULL	New Found Gold Corp.	02D11	30	750
030754M	Linear	NULL	New Found Gold Corp.	02D06	172	4,300
030783M	Linear	NULL	New Found Gold Corp.	02D10,02D15	41	1,025
030771M	Linear	NULL	New Found Gold Corp.	02D11,02D14	37	925
030756M	Linear	NULL	New Found Gold Corp.	02D10,02D11	88	2,200
030763M	Linear	NULL	New Found Gold Corp.	02D06,02D11	45	1,125
030753M	Linear	NULL	New Found Gold Corp.	02D15	3	75
030765M	Linear	NULL	New Found Gold Corp.	02D06	124	3,100
030768M	Linear	NULL	New Found Gold Corp.	02D15	149	3,725

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada	Page 11

Gander Gold North Area

Licence	Project	Location	Registered Holder	NTS Sheet	Claims	Area (Ha)
06821M	Linear	Gander River, Central NL	New Found Gold Corp.	2E/2	2	50
22491M	Linear	Gander Lake Area, Central NL	Quinlan, Eddie	2D/15	12	300
23720M	Linear	Glenwood, Central NL	New Found Gold Corp.	2D/15 2E/2	4	100
23721M	Linear	Glenwood, Central NL	New Found Gold Corp.	2D/15	2	50
23860M	Linear	Joe Batts Brook, Central NL	New Found Gold Corp.	2E/2	11	275
23861M	Linear	Joe Batts Pond, Central NL	New Found Gold Corp.	2D/15 2E/2	16	400
23862M	Linear	Joe Batts Brook, Central NL	New Found Gold Corp.	2E/2	4	100
23863M	Linear	Joe Batts Brook, Central NL	New Found Gold Corp.	2D/15 2E/2	11	275
23864M	Linear	Joe Batts Brook, Central NL	New Found Gold Corp.	2E/2	3	75
23866M	Linear	Joe Batts Brook, Central NL	New Found Gold Corp.	2D/15	4	100
23874M	Linear	Joe Batts Brook, Central NL	Lewis, Gary E.	2D/15, 2E/2	8	200
23875M	Linear	Joe Batts Pond, Central NL	Budgell, Aubrey	2D/15	3	75
23881M	Linear	Joe Batts Brook, Central NL	Budgell, Aubrey	2E/2	7	175
23916M	Linear	Gander Lake Area, Central NL	Quinlan, Eddie	2D/15	4	100
23987M	Linear	Joe Batts Pond Area, Central NL	Lewis, Donna	2D/15 2E/2	11	275
24026M	Linear	Joe Batts Pond Area, Central NL	Unity Resources Inc.	2D/15	6	150
24031M	Linear	Joe Batts Pond Area, Central NL	Lewis, Leonard	2D/15, 2E/2	6	150
24136M	Linear	Gander River Area, Central NL	New Found Gold Corp.	2E/2	25	625
24139M	Linear	Gander Lake, Central NL	Quinlan, Roland	2D/15	30	750
24140M	Linear	Joe Batts Pond, Central NL	Quinlan, Roland	2D/15	2	50
24141M	Linear	Joe Batts Pond Area, Central NL	Quinlan, Roland	2D/15	2	50
24264M	Linear	Joe Batts Pond Area, Central NL	New Found Gold Corp.	2D/15	4	100
24266M	Linear	Joe Batts Pond, Central NL	New Found Gold Corp.	2D/15 2E/2	128	3,200
24268M	Linear	Millers Brook, Central NL	Lewis, Nigel	2E/2	56	1,400
24997M	Linear	Glenwood Area, Central NL	New Found Gold Corp.	2D/15	21	525
25008M	Linear	Gander Lake, Central NL	New Found Gold Corp.	2D/15	13	325
26074M	Linear	Gander River Area, Central NL	New Found Gold Corp.	2E/2	3	75
07984M	Linear	Glenwood, Central NL	New Found Gold Corp.	2D/15 2E/2	50	1,250
22216M	Linear	Glenwood, Central NL	New Found Gold Corp.	2D/15	6	150
23804M	Linear	Glenwood, Central NL	New Found Gold Corp.	2D/15	12	300
23962M	Linear	The Outflow, Central NL	New Found Gold Corp.	2D/15	9	225
24138M	Linear	Gander Lake, Central NL	New Found Gold Corp.	2D/15	21	525
24265M	Linear	Appleton, Central NL	New Found Gold Corp.	2D/15	12	300
030714M	Linear	NULL	New Found Gold Corp.	02D15	8	200
030775M	Linear	NULL	New Found Gold Corp.	02E02	1	25
030777M	Linear	NULL	New Found Gold Corp.	02E02	114	2,850

Twin Ponds Area

Licence	Project	Location	Registered Holder	NTS Sheet	Claims	Area (Ha)
24270M	Linear	Island Pond, Central NL	Lewis, Nigel	2E/2	107	2,675
24274M	Linear	Twin Ponds, Central NL	Lewis, Nigel	2E/2	77	1,925

As map staked mineral licenses the project lands in the Queensway Project are subject to annual assessment requirements and claim renewal costs. The total exploration expenditures required for 2020 to maintain the claims in good standing is $1,603,242 along with $10,775 in license renewal fees. The total exploration expenditures required for 2021 to maintain the claims in good standing is $1,979,605 along with $97,700 in license renewal fees. Outlined in Table 4-2 are the detailed projected assessment requirements and claim renewal costs for years 2020 and 2021.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 12

Table 4-2 - Detailed Mineral License Assessment and Renewal Costs

						2020 Assessment				2021 Assessment
Licence	# Claims	Hectares	Project	Iss_Date	Renew Date	Ass_Year	Rate/Claim	Renew Fee	Assessment	Ass_Year	Rate/Claim	Renew Fee	Assessment
24270M	107	2675	Island Pond	2016-10-24	2021-10-24	4	$350	$0.00	$49,484	5	$400	$2,675	$42,800
24274M	77	1925	Island Pond	2016-10-24	2021-10-24	4	$350	$0.00	$34,909	5	$400	$1,925	$30,800
06821M	2	50	Queensway North	1999-05-17	2020-05-18	21	$2,000	$400	$4,000	22	$2,000	$400	$4,000
07984M	50	1250	Queensway North	1998-11-13	2020-11-13	22	$2,000	$10,000	$100,000	23	$2,000	$10,000	$100,000
22216M	6	150	Queensway North	2014-06-12	2024-06-12	6	$600	$0.00	$0	7	$600	$0.00	$3,280
22491M	12	300	Queensway North	2014-11-06	2024-11-06	6	$600	$0.00	$5,174	7	$600	$0.00	$7,200
23720M	4	100	Queensway North	2001-12-31	2021-12-31	19	$1,200	$0.00	$0	20	$1,200	$400	$0
23721M	2	50	Queensway North	2001-12-31	2021-12-31	19	$1,200	$0.00	$1,636	20	$1,200	$200	$2,400
23804M	12	300	Queensway North	2001-02-19	2021-02-19	19	$1,200	$0.00	$0	20	$1,200	$2,400	$0
23860M	11	275	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$275	$0
23861M	16	400	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$400	$0
23862M	4	100	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$100	$0
23863M	11	275	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$275	$0
23864M	3	75	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$75	$0
23866M	4	100	Queensway North	2016-04-07	2021-04-07	4	$350	$0.00	$0	5	$400	$100	$0
23874M	8	200	Queensway North	2016-04-11	2021-04-11	4	$350	$0.00	$761	5	$400	$200	$3,200
23875M	3	75	Queensway North	2016-04-12	2021-04-12	4	$350	$0.00	$860	5	$400	$75	$1,200
23881M	7	175	Queensway North	2016-04-21	2021-04-21	4	$350	$0.00	$2,123	5	$400	$175	$2,800
23916M	4	100	Queensway North	2016-05-05	2021-05-05	4	$350	$0.00	$0	5	$400	$100	$0
23962M	9	225	Queensway North	2016-05-19	2021-05-19	4	$350	$0.00	$2,799	5	$400	$225	$3,600
23987M	11	275	Queensway North	2016-06-07	2021-06-07	4	$350	$0.00	$3,465	5	$400	$275	$4,400
24026M	6	150	Queensway North	2016-06-30	2021-06-30	4	$350	$0.00	$1,217	5	$400	$150	$2,400
24031M	6	150	Queensway North	2016-06-30	2021-06-30	4	$350	$0.00	$1,817	5	$400	$150	$2,400
24136M	25	625	Queensway North	2016-09-13	2021-09-13	4	$350	$0.00	$0	5	$400	$625	$9,801
24138M	21	525	Queensway North	2016-09-15	2021-09-15	4	$350	$0.00	$2,620	5	$400	$525	$8,400
24139M	30	750	Queensway North	2016-09-15	2021-09-15	4	$350	$0.00	$6,568	5	$400	$750	$12,000
24140M	2	50	Queensway North	2016-09-15	2021-09-15	4	$350	$0.00	$344	5	$400	$50	$800
24141M	2	50	Queensway North	2016-09-15	2021-09-15	4	$350	$0.00	$344	5	$400	$50	$800
24264M	4	100	Queensway North	2016-10-24	2021-10-24	4	$350	$0.00	$1,133	5	$400	$100	$1,600
24265M	12	300	Queensway North	2016-10-24	2021-10-24	4	$350	$0.00	$3,798	5	$400	$300	$4,800
24266M	128	3200	Queensway North	2016-10-24	2021-10-24	4	$350	$0.00	$41,440	5	$400	$3,200	$51,200
24267M	45	1125	Queensway North	2016-10-24	2021-10-24	4	$350	$0.00	$26,535	5	$400	$1,125	$18,000
24268M	56	1400	Queensway North	2016-10-24	2021-10-24	4	$350	$0.00	$18,099	5	$400	$1,400	$22,400
24997M	21	525	Queensway North	2017-04-27	2022-04-27	3	$300	$0.00	$0	4	$350	$0.00	$6,748
25008M	13	325	Queensway North	2017-04-04	2022-05-04	3	$300	$0.00	$0	4	$350	$0.00	$4,110
26074M	3	75	Queensway North	2018-05-31	2023-05-31	2	$250	$0.00	$367	3	$300	$0.00	$900
030714M	8	200	Queensway North	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$1,600
030775M	1	25	Queensway North	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$200
030777M	114	2850	Queensway North	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$22,800
22236M	5	125	Queensway South	2014-06-12	2024-06-12	6	$600	$0.00	$0	7	$600	$0.00	$2,093
22260M	1	25	Queensway South	2014-06-13	2024-06-13	6	$600	$0.00	$0	7	$600	$0.00	$155
22342M	1	25	Queensway South	2014-08-25	2024-08-26	6	$600	$0.00	$0	7	$600	$0.00	$118
23239M	2	50	Queensway South	2015-08-12	2020-08-12	5	$400	$50	$0	6	$600	$0.00	$0
23495M	5	125	Queensway South	2015-11-19	2020-11-19	5	$400	$125	$3,034	6	$600	$0.00	$3,000
23498M	8	200	Queensway South	2015-11-19	2020-11-19	5	$400	$200	$4,810	6	$600	$0.00	$4,800
24435M	7	175	Queensway South	2016-11-21	2021-11-21	4	$350	$0.00	$3,294	5	$400	$175	$2,800
24436M	3	75	Queensway South	2016-11-21	2021-11-21	4	$350	$0.00	$1,327	5	$400	$75	$1,200
24557M	250	6250	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$122,415	5	$400	$6,250	$100,000
24558M	239	5975	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$117,008	5	$400	$5,975	$95,600
24559M	256	6400	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$125,364	5	$400	$6,400	$102,400
24560M	121	3025	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$33,833	5	$400	$3,025	$48,400
24561M	256	6400	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$86,841	5	$400	$6,400	$102,400
24562M	241	6025	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$117,990	5	$400	$6,025	$96,400
24563M	236	5900	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$115,532	5	$400	$5,900	$94,400
24565M	12	300	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$5,799	5	$400	$300	$4,800
24566M	125	3125	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$60,957	5	$400	$3,125	$50,000
24567M	106	2650	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$51,617	5	$400	$2,650	$42,400
24568M	254	6350	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$124,382	5	$400	$6,350	$101,600
24569M	221	5525	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$108,157	5	$400	$5,525	$88,400
24570M	117	2925	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$57,025	5	$400	$2,925	$46,800
24571M	153	3825	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$74,724	5	$400	$3,825	$61,200
25766M	163	4075	Queensway South	2016-12-12	2021-12-12	4	$350	$0.00	$79,641	5	$400	$4,075	$65,200
030740M	1	25	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$200
030710M	144	3600	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$28,800
030739M	224	5600	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$44,800
030722M	149	3725	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$29,800
030716M	224	5600	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$44,800
030726M	5	125	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$1,000
030747M	37	925	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$7,400
030737M	247	6175	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$49,400
030727M	195	4875	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$39,000
030741M	2	50	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$400
030746M	3	75	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$600
030733M	173	4325	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$34,600
030745M	101	2525	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$20,200
030742M	32	800	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$6,400
030748M	140	3500	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$28,000
030752M	78	1950	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$15,600
030755M	30	750	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$6,000
030754M	172	4300	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$34,400
030783M	41	1025	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$8,200
030771M	37	925	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$7,400
030756M	88	2200	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$17,600
030763M	45	1125	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$9,000
030753M	3	75	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$600
030765M	124	3100	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$24,800
030768M	149	3725	Queensway South	2020-04-02	2025-04-02	n/a	n/a	n/a	n/a	1	$200	$0.00	$29,800
TOTALS								$10,775	$1,603,242			$97,700	$1,979,605

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 13

Queensway Gold Project
Twin Ponds
Gander Gold North
Gander Lake
Gander Gold South
New HVdc Transmission Line
NEWFOUND GOLD CORP
Queensway Gold Project
Claims Location - Gander Lake, Newfoundland
Figure: 2
Scale: 1:450,000
Datum: UTM NAD27
NTS 02D and 02E
Date: April 3, 2020
Drawn: M.B. Regular
0 3.75 7.5 15 22.5 30
Kilometers

Figure 4.2. Queensway Claim Location Map. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 14

N
Queensway Gold Project
002E02
GANDER RIVER
002D15
GANDER
Gander Lake
TCH
NEWFOUND
GOLD CORP
Queensway Gold Project
GGN Claims Location - North Gander Lake
Figure: 4
Scale: 1:150,000
Datum: UTM NAD27
NTS 02D/15 & 02E/02
Date: April 3, 2020
Drawn: M.B. Regular
0 1.5 3 6 9 12
Kilometers

Figure 4.3. Queensway Claim Location Map, Gander Gold North area. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 15

Queensway Gold Project
N
New HVdc Transmission Line
Gander Lake
NEWFOUND GOLD CORP
Queensway Gold Project
GGS Claims Location - South Gander Lake
Figure: 3
Scale: 1:350,000
Datum: UTM NAD27
Date: April 3, 2020
Drawn: M.B. Regular
024560M
024096M
031663M
030753M
030746M
024566M
030722M
030714M
024565M
030726M
030741M
024567M
024569M
030710M
030771M
024562M
024571M
030783M
024559M
030727M
023239M
030745M
022342M
024436M
030737M
024668M
024570M
030756M
024561M
024563M
024557M
024558M
030748M
030755M
030752M
030733M
030763M
030742M
030747M
030739M
030754M
030765M
030716M
GANDER
EASTERN POND (WEST GANDER RIVER)
DEAD WOLF POND
GREAT GULL LAKE
BURNT HILL
610000
620000
630000
640000
650000
660000
5420000
5410000
5400000
5390000
5380000
5370000
5360000
0 3 6 12 18 24
Kilometers

Figure 4.4. Queensway Claim Location Map, Gander Gold South area. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 16

Queensway Gold Project
N
026840M
026579M
030751M
025012M
025015M
092E02
GANDER RIVER
024274M
024270M
092E03
BOTWOOD
027636M
030760M
030720M
TCH
030735M
NL Trailway
NEWFOUND GOLD CORP
Queensway Gold Project
Twin Ponds Claims Location - West Gander River
Figure: 5
Scale: 1:75,000
Datum: UTM NAD27
NTS 02E/02
Date: April 3, 2020
Drawn: M.B. Regular
646000
648000
650000
652000
654000
656000
658000
5446000
5444000
5442000
5440000
5438000
5436000
5434000
5432000
0
1
2
4
6
8
Kilometers

Figure 4.5. Queensway Claim Location Map, Twin Ponds area. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 17

4.3	Location of Mineralization

Figure 4.6 shows the known gold showings on the Queensway Gold Project

NEWFOUND GOLD CORP
Gander Gold North
Twin Ponds
Botwood
002E03
BOTWOOD
002E02
GANDER RIVER
Appleton
Glenwood
Gander
Gander Lake
002D14
MOUNT PEYTON
002D15
GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11
EASTERN POND (WEST GANDER RIVER)
002D10
DEAD WOLF POND
Gander Gold South
002D06
GREAT GULL LAKE
002D07
KEPENKECK LAKE
Legend
Major Places
Known Mineral Occurrences
Highways
HVdc Transmission
50K NTS Index
Map Staked Licences
Queensway Project
Beaverbrook
Wetland
Lakes
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020

Figure 4.6. Approximately 100 Gold Showings Relative to Property Boundary and Infrastructure. — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 18

4.4	Royalties, Agreements and Encumbrances

The Queensway Gold property package contains nine optioned claim packages along with mineral licenses map staked by NFGC.

The project rights were acquired by NFGC from 2016 through 2018 under 9 separate option agreements. All of the option agreements have been fully executed resulting in a 100% ownership by NFGC.. In addition to the nine option agreements NFGC also conducted map staking resulting in 49 map staked mineral licenses which are held 100% by NFGC. The optioned lands also carry various net smelter royalties and the option agreements are described in detail below and their location can be seen in Figure 4-7.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 19

NEWFOUND GOLD CORP
Gander Gold North
002E02 GANDER RIVER
002E03 BOTWOOD
Botwood
Twin Ponds
Appleton
Glenwood
Gander
Gander Lake
002D14 MOUNT PEYTON
002D15 GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11 EASTERN POND (WEST GANDER RIVER)
002D10 DEAD WOLF POND
Gander Gold South
002D06 GREAT GULL LAKE
002D07 KEPENKECK LAKE
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020
Legend
Major Places
Highways
HVdc Transmission
50K NTS Index
Map Staked Licences
Beaverbrook
Wetland
Lakes
Queensway Options
Agreements
I Linear and JBP Linear Property, NL
II Unity Property, NL
III United Gold Property, NL
IV Golden Bullet Property, NL
V Blackmore Property, NL
VI Guinchard Property, NL
VII JBP Linear Property, NL
VIII P-Pond Property, NL
IX Lush Property, NL
X NFGC Map Staked

Figure 4.7- Map showing the properties covered by the option agreements and map staked mineral licenses — Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 20

1)	Linear and JBP Linear Property, NL - In July 2016 the company acquired a 100% interest in the Linear and JBP Linear Property via an option agreement with Krinor Resources, Kevin Keats and Allan Keats. The Linear and JBP Linear property is comprised of six map staked licences covering 2,150 hectares and under the terms of the agreement the company is to pay the optionor a total of $54,000 and issue 45,000 shares over a 36-month period; the agreement was fully executed in July 2019. A net smelter royalty grant of 0.6% is payable to the optionor along with an underlying net smelter royalty of 1.0% covering five of the six claims is payable to Paragon Minerals Corporation. This agreement contains a 2 km area of influence that subjects adjacent lands to the additional 0.6% net smelter royalty.

2)	Unity Property, NL - In September 2016 the company acquired a 100% interest in the Unity Property via an option agreement with Unity Resources Inc., Gary Lewis, Donna Lewis, Nigel Lewis, Leonard Lewis, and Aubrey Budgell. The unity property is comprised of ten map staked licences covering 8,150 hectares and under the terms of the agreement the company is to pay the optionor a total of $90,000 over a 60-month period; the agreement was fully executed in June 2020. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is bounded to areas east and north of the subject lands and does not impact any other optioned property.

3)	United Gold Property, NL - In October 2016 the company acquired a 100% interest in the United Gold Property via an option agreement with Noreen Kennedy. The United Gold property is comprised of one map staked licence covering 275 hectares and under the terms of the agreement the company is to pay the optionor a total of $16,500 and $16,500 worth of shares are to be issued over a 6-month period; this option agreement has been fully executed and the company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

4)	Golden Bullet Property, NL - In November 2016 the company acquired a 100% interest in the Golden Bullet Property via an option agreement with Roland Quinlan, Eddie Quinlan and Larry Quinlan. The Golden Bullet property is comprised of four map staked licences covering 1,200 hectares and under the terms of the agreement the company is to pay the optionor a total of $125,000 and $100,000 worth of shares are to be issued over a 36-month period; the option was fully executed in November 2019 resulting in a 100% ownership by NFGC. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000. This agreement contains a 2 km area of influence that subjects adjacent lands but is limited to lands acquired after the agreement date.

5)	Blackmore Property, NL - In December 2016 the company acquired a 100% interest in the Blackmore Property via an option agreement with Neal Blackmore. The Blackmore property is comprised of two map staked licences covering 175 hectares and under the terms of the agreement the company is to pay the optionor a total of $10,000; this option agreement has been fully executed and the company is the sole owner of the property. A net smelter royalty grant of 0.6% is payable to the optionor.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 21

6)	Guinchard Property, NL - In April 2017 the company acquired a 100% interest in the Guinchard Property via an option agreement with Wayde Guinchard, Myrtle Guinchard and Peter Rogers. The Guinchard property is comprised of five map staked licences covering 625 hectares and under the terms of the agreement the company is to pay the optionor a total of $45,000 and 105,000 shares over a 24-month period; the option was fully executed in April 2019 and the company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $1,000,000.

7)	JBP Linear Property, NL - In May 2017 the company acquired a 100% interest in the JBP Linear Property via an option agreement with Roland Quinlan and Eddie Quinlan. The JBP Linear property is comprised of five map staked licences covering 1250 hectares and under the terms of the agreement the company is to pay the optionor a total of $45,000 over a 24-month period; the option was fully executed in November 2019 and the company is the sole owner of the property; although claim transfers are pending at the time of the report. A net smelter royalty grant of 1.6% is payable to the optionor which can be reduced by 1.0% by paying the optionor $1,000,000.

8)	P-Pond Property, NL - In May 2017 the company acquired a 100% interest in the P-Pond Property via an option agreement with Stephen Stockley, Mark Stockley and Edward Stockley. The P-Pond property is comprised of three map staked licences covering 175 hectares and under the terms of the agreement the company is to pay the optionor a total of $30,000 and $10,000 worth of shares are to be issued over a 12-month period; this option agreement has been fully executed and the company is the sole owner of the property. A net smelter royalty grant of 1.0% is payable to the optionor which can be reduced by 0.5% by paying the optionor $250,000.

9)	Lush Property, NL - In September 2018 the company acquired a 100% interest in the Lush Property via a purchase agreement with Paragon Minerals Corp. The Lush property is comprised of one map staked licence covering 50 hectares. Under the terms of the purchase agreement the company is to grant a net smelter royalty of 0.5% payable to Paragon Minerals Corp along with an underlying net smelter royalty of 2.0% payable to Tom Lush which can be reduced by 1.0% by paying $1,000,000 to Tom Lush.

10)	Queensway Map Staked Lands, NL - Between August 2016 and April 2017, the company acquired a 100% interest through map staking of twenty-one licences covering 73,830 hectares. In April of 2020 an additional 28 mineral licenses were staked totaling 64,175 hectares.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 22

The total option payments outstanding to fully execute each agreement are outlined in Table 4-3 below:

  Table 4-3 — Option Agreement Summary

Option Agreement	Completion Date	NSR
Linear and JPB Linear Project	Fully Executed	1.6% NSR
Unity Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
United Gold	Fully Executed	0.6% NSR
Golden Bullet	Fully Executed	1.6% NSR with $1M buyback of 1.0%
Blackmore option	Fully Executed	0.6% NSR
Guinchard claims	Fully Executed	1% NSR with $1M Buyback of 0.5%
JPB Linear Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
P-Pond Project	Fully Executed	1.0% NSR with $0.25M buyback of 0.5%
Lush Property	Fully Executed	2.5% NSR with $1.0M buyback of 1.0%

Total

In addition, in March 2019 New Found Gold Corp. completed a financing with GoldSpot Discoveries Corp. which granted a net smelter royalty to GoldSpot Discoveries Corp. covering most of the existing twenty-one staked licenses and parts of the optioned properties. This royalty ranges from 0.4 - 1.0% such that royalties on the subject lands of the agreement do not exceed 1.0%. Additional lands staked in April 2020 are also subject to the GoldSpot royalty.

After the application of the 0.6% area of influence included in the Linear and JBP Linear Property and the Golden Bullet option agreement the total net smelter royalty for the Queensway Project ranges from 0.6 to 2.5 % before the application of NSR buy back provisions.

After the application of buy back provisions the total net smelter royalty ranges from 0.5 to 1.6%.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 23

A detailed listing of the total net smelter royalty on each mineral license after the application of the Linear and JBP Linear Property option and Golden Bullet option agreements as well as the effects of buy back provisions are showing in Table 4-4:

     Table 4-4 - Total NSR for the Queensway Project Mineral Licenses Pre and Post Buyback Provisions

License #	Project	Max_NSR %	Post Buyback %
024270M	Twin Ponds	1.6	0.6
024274M	Twin Ponds	1.6	0.6
022216M	Linear North	1.6	0.6
024136M	Linear North	1.0	1.0
023861M	Linear North	1.6	1.6
023864M	Linear North	1.6	1.6
023881M	Linear North	1.6	0.6
025008M	Linear North	1.0	1.0
023862M	Linear North	0.6	0.6
024139M	Linear North	1.6	0.6
023721M	Linear North	1.6	1.6
023875M	Linear North	1.6	0.6
023916M	Linear North	1.6	0.6
024031M	Linear North	1.6	0.6
024264M	Linear North	1.0	1.0
024265M	Linear North	1.0	1.0
026074M	Linear North	2.2	1.2
024997M	Linear North	2.2	1.2
023866M	Linear North	1.0	0.5
024026M	Linear North	1.6	0.6
024140M	Linear North	1.6	0.6
024268M	Linear North	1.6	0.6
007984M	Linear North	1.0	1.0
023860M	Linear North	0.6	0.6
022491M	Linear North	1.6	0.6
024138M	Linear North	1.6	0.6
023804M	Linear North	1.6	0.6
024266M	Linear North	1.0	1.0
023720M	Linear North	1.6	1.6
023987M	Linear North	1.6	0.6
024141M	Linear North	1.6	0.6
023962M	Linear North	1.6	0.6
023863M	Linear North	1.6	1.6
023874M	Linear North	1.6	0.6
006821M	Linear North	2.5	1.5
030714M	Linear North	1.6	0.6
030775M	Linear North	1.0	1.0
030777M	Linear North	1.0	1.0
024562M	Linear South	1.0	1.0
024566M	Linear South	1.0	1.0
024559M	Linear South	1.0	1.0
024567M	Linear South	1.0	1.0
024571M	Linear South	1.0	1.0
024560M	Linear South	1.0	1.0
024565M	Linear South	1.0	1.0
024569M	Linear South	1.0	1.0
025766M	Linear South	1.0	1.0
024568M	Linear South	1.0	1.0
022260M	Linear South	1.0	0.5
022236M	Linear South	1.0	0.5
022342M	Linear South	1.0	0.5
024570M	Linear South	1.0	1.0
024563M	Linear South	1.0	1.0
024435M	Linear South	1.0	0.5
023498M	Linear South	1.0	0.5
023495M	Linear South	1.0	0.5
024436M	Linear South	1.0	0.5
024561M	Linear South	1.0	1.0
024558M	Linear South	1.0	1.0
024557M	Linear South	1.0	1.0
023239M	Linear South	1.0	0.5
030740M	Linear South	1.0	1.0
030710M	Linear South	1.0	1.0
030739M	Linear South	1.0	1.0
030722M	Linear South	1.0	1.0
030716M	Linear South	1.0	1.0
030726M	Linear South	1.0	1.0
030747M	Linear South	1.0	1.0
030737M	Linear South	1.0	1.0
030727M	Linear South	1.0	1.0
030741M	Linear South	1.0	1.0
030746M	Linear South	1.0	1.0
030733M	Linear South	1.0	1.0
030745M	Linear South	1.0	1.0
030742M	Linear South	1.0	1.0
030748M	Linear South	1.0	1.0
030752M	Linear South	1.0	1.0
030755M	Linear South	1.0	1.0
030754M	Linear South	1.0	1.0
030783M	Linear South	1.0	1.0
030771M	Linear South	1.0	1.0
030756M	Linear South	1.0	1.0
030763M	Linear South	1.0	1.0
030753M	Linear South	1.0	1.0
030765M	Linear South	1.0	1.0
030768M	Linear South	1.6	0.6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 24

4.5	Environmental Liabilities and Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this approval requirements for the exploration are listed with contacts for the various entities given. Two exploration approvals are in place as of the date of the technical report.

The first exploration approval is for diamond drilling (50 Holes), surface trenching (50 trenches), ground geophysics, prospecting, geochemistry on the GGN area. The second is for airborne geophysics, geochemical surveying and prospecting over the entire Queensway project prior to April, 2020 area. The approvals expire one year from the date they are approved unless the exploration is completed earlier and is reported as being complete. Any changes to the planned work have to be submitted to the DNR and either an amended approval is given or a new application has to be made. Lands staked in April, 2020 will require new exploration approvals.

Water removal from ponds / streams etc. for trenching (washing trenches) or drilling requires a Water Use Permit which is granted for 1 year. One water use permit (WUL/P-19-10559) is in place for the GGN claims and related diamond drilling and trenching. The permit is issued until December 5th, 2020. This permit can be renewed, or new permit issued to cover ongoing exploration activities.

The author is not a QP with respect to environmental issues however environmental liabilities appear to be limited to ground disturbances related to the trenching carried out in 2017 and again in 2018, which require reclamation at a future date. The JBPDZ area, the area impacted by the trenching, has been heavily logged over recently with extensive networks of woods access roads, both all season and winter only, and cutovers which have been scarified and partially replanted using silviculture. Most of the 2017 trenches and many of the 2018 trenches have been reclaimed as required except for the requirement to replant small trees using silviculture at a future date. Historical trenches, some of which haven’t been reclaimed, on the AFZ, JBPDZ and the GGS area are not the responsibility of NFGC under present laws unless the company conducts additional trenching in those areas. There is little evidence of drilling exploration by previous operators which have been naturally reclaimed by decades of natural plant growth that have removed most traces of prior activities.

In the opinion of this author, diamond drilling conducted during 2019, does not present any apparent environmental liabilities. All drill sites have been cleaned of drill cuttings, drill pads have been reclaimed to prevent potential of negative environmental impacts.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of GGS, specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

There are no significant factors or risks that may affect access, title, or right or ability to perform work on the property.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 25

4.5.1 Required Permits and Status

Two exploration approvals are in place as of the date of the report — (E190086— exp. Dec 5/20) covers diamond drilling (50 Holes), surface trenching (50 trenches), ground geophysics, prospecting, geochemistry on the GGN area. (E190276 — exp. Aug. 27/20) is for airborne geophysics, geochemical surveying and prospecting over the entire Queensway project area

The 2019 activities required the renewal of the regional prospecting and geochemistry permits; a renewal was required for the JBPDZ trenching permit along with the associated water use permit; additional permits were acquired for diamond drilling along with a separate water use permit. Any number of individual Exploration Approvals can be applied for; typical delays in permit approval range from 30 to 60 days.

4.5.2 Compliance Evaluation

All permits are in compliance as of the date of the report and listed in Appendix B. As noted, these expire as indicated in section 4.5.1.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Topography, Elevation and Vegetation

Topography is dominated by broad, northeast trending ridges with lower ground occupied by northeast-trending linear bogs, brooks, and larger ponds. Gander Lake and the Gander Rivers (Main, SW, NW) are the most important waterbodies in the project area. Maximum elevation is approximately 215 m above sea level (asl) at Pine Hills in the southeast and a minimum of 25 m asl along the Gander River. Mount Peyton, at 336 m asl., lies to the west and Gander Lake is at 29 m asl. Forests cover much of the project area with areas of recent, to decades ago, cut over, much of which has been scarified and then silviculture modified (planted) with white spruce seedlings.

5.2	Climate and Length of Operating Season

The climate is blended maritime-humid continental, with pleasant summers, a cool, wet, spring and autumn, and snowy, often windy, winters. Summer temperatures are typically in the low to mid 20’s but highs can peak at over 30 degrees C. Winter temperatures range from -15 or occasionally colder to +5 or more during warmer winters however the temperatures are very variable throughout the year. Snow usually occurs from December through April but can start earlier and extend later. Rainfall occurs throughout the spring, summer and fall mainly as showers to heavy rain, frequently occurring with strong winds. Very occasional thunderstorms occur during the late summer and early fall.

Weather is dominated by ocean currents, prevailing westerlies, and storms coming from the Maritimes / Quebec to the west or from the south along the US eastern seaboard. The typical spring/summer exploration season is from May through to the end of November although winter conditions can sometimes continue into May and start early in November. Exploration, particularly geophysics and drilling can be easily done through the winter months.

5.3	Access to Property

The property is accessed by the Trans-Canada Highway that passes through the southern portion of the AFZ / JBPDZ claim areas, and the NWG road that extends along the western portion of the property, to the south and west of Gander Lake. Gravel woods access roads, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. Many quad / harvester trails and winter roads are also present in more recently cut over areas providing excellent access for heavy equipment when required.

Mineral licenses immediately south of Gander Lake can also be accessed easily by boat. Newfoundland Helicopters has a helicopter base in Glenwood which provides easy and relatively cheap air travel to most parts of the property.

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5.4	Local Resources and Infrastructure

The nearest communities include: Gander, a town of approximately 10,000 located approximately 10 km to the east on the Trans-Canada Highway (TCH) which has an international airport and most amenities required for exploration including labour, equipment, accommodation and supplies. The small towns of Appleton and Glenwood lie within the Queensway Project. Combined they have a population of approximately 1,500 with good availability of labour as many of the people work in the woods. Only limited amenities are available since they are small however a helicopter base and an environmental remediation company are located in Appleton.

The installation of surface infrastructure such as tailing disposal, waste rock disposal and mining facilities would require the company to convert the mineral licenses targeted for surface infrastructure into mining leases through a regulatory process administered by the Newfoundland Department of Natural Resources; doing so would give the company a lease of surface rights.

5.4.1 Access Roads and Transportation

The main access roads include the Trans-Canada Highway that passes through the southern portion of the AFZ / JBPDZ claim areas on the GGN, and the NWG road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS. Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPDZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

5.4.2 Power Supply

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;

2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPDZ trends on the GGN licences;

3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPDZ trends on the GGN licences and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFGC Queensway licences.

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5.4.3 Water Supply

There is currently no developed water supply or water right attached to the project aside from the water use license described in section 4.5, although the project encompasses the Towns of Glenwood and Appleton which currently have water and sewer systems in place. The region also contains many bodies of water which can be drawn from should the need arise and the permitting allow for it.

5.4.4 Buildings and Ancillary Facilities

There are no buildings or ancillary facilities on the Property except for cabins with surface rights and the many facilities, residential and commercial, that exist within the boundaries of the towns of Appleton and Glenwood.

5.4.5 Tailings Storage Area

There are no tailings disposal areas located on the Project site. The Beaver Brook Antimony Mine, currently on care and maintenance, which is located on the NWG road, adjoins the western boundary of the Queensway Project, approximately 60 km to the south of Glenwood which has an associated tailings disposal area.

The Project mineral licenses are quite vast and given proper engineering and environmental controls it is likely that a suitable site for tailing deposition could be found within the project lands.

5.4.6 Waste Disposal Area

There are currently no waste disposal areas located on site. The Project mineral licenses are quite vast and given proper engineering and environmental controls it is likely that a suitable site for waste disposal area could be found within the project lands.

5.4.7 Manpower

The town of Gander (pop. 10,000) is 10 km to the east of the GGN claims along the Trans-Canada Highway, where logistical support, manpower and an international airport are found. The town of Grand Falls Windsor (pop. 14,000) is located 50 km to the west of the GGN claims along the TCH, where manpower is readily available. The village of Benton, located approximately 15 km to the east of Gander has available manpower with a long history of prospecting especially the Keats and Stares families who go back 5-6 generations. The towns of Appleton and Glenwood, located in the western portion of the property, to the north of Gander Lake, are encompassed by the property, although exploration cannot be carried out within the town boundaries. These towns are home to many who work in the woods providing a good labour pool.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 29

6	History

6.1	Ownership

Over the last few decades many individuals and companies have explored the property for gold and property ownership has changes hands many times. The following section describes in detail past owners of the land and outlines the history of ownership in the various areas.

6.1.1	Twin Ponds — Island Pond

The Twin Ponds / Island Pond portions of the Queensway Project are located to the northwest of the main portion of the property. Below is the history of ownership, starting from the oldest and working forward in time:

●	1988 - Noranda Exploration were the first to conduct mineral exploration in the area, staking in 1988 and exploring using prospecting and geochemistry into 1990. From 1991 to 1995 no exploration took place and the Noranda licences were eventually cancelled.

●	1995 - prospectors Jim Bouzanne, Michael Stacey, L. Dwyer - focused their efforts on the Big Pond area near the New Found Gold current licences. These licences were eventually cancelled.

●	2002 - Crosshair Exploration staked Big Pond, Dan’s Pond, Island Pond Salmon Pond area. Their exploration attracted the attention of Rubicon Minerals /Paragon Minerals and regional exploration consisting of prospecting and geochemistry continued until 2004. All licences were eventually cancelled.

●	2007-2015 — prospectors, including Michele and Nath Noel, Gary and Donna Lewis, Nehemiah Pinsent, Larry Quinlan, Gordon Lawrence and Jessica Bjorkman in later years. Staked claims and explored the Big Pond, Dan’s Pond and Shirley Lake areas however all licences were cancelled within 2 years of staking.

The current licences were optioned to New Found Gold Corp. by Nigel Lewis shortly after they were staked in mid-2016. Exploration has included: airborne EM and high-resolution magnetics and follow up prospecting and limited geochemistry. The option agreement is still in place and exploration is continuing.

6.1.2	Gander Gold South

The licences to the south of Gander lake held by New Found Gold Corp. are termed the GGS portion of the Queensway Project. This property has a long and complex history of ownership. The below description does not refer to specific land claim boundaries but instead discusses the property areas ownership in general terms.

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●	1981 — Minorex Limited held a claim in the Little Gander Pond area.

●	1984 — Glenn R. Clark & Associates Limited held licences in the Caribou Lake area.

●	1985-1988 - Prospector Lewis Murphy and his company Commodore Mining held exploration licences in the area especially in the Hunts Pond and Berry Hill areas.

●	1985-1987 — Corona Corporation held claims in the Hunts Pond and Southwest Gander River area.

●	1985-1986 - Prospector Lewis Murphy and his company Commodore Mining held exploration licences in the area.

●	1985 — 1990 - Noranda Exploration claimed Northwest and Southwest Gander Rivers, Gander Lake, Gander River areas. They were the major licence holder with large land packages over the Jumbo Brook, Paul’s Pond and Greenwood Pond areas. The licences were either surrendered or cancelled in the early 1990’s.

●	1986-1987 - Kidd Creek Mines, partnered with Noranda Falconbridge for claims in the Northwest Gander River area as well as the Caribou Lake area east of the claims.

●	1988-1989 - Roycefield Resources claimed the Beaver Brook area and optioned licences over antimony discoveries made by Noranda, with the property becoming the Beaver Brook Antimony Mine.

●	1988-1992 — BP Resources Canada Ltd. held licences in the Great Bend and Coy Pond areas just south west of the current claims.

●	1989-1990 - prospector Lew Murphy claimed the Bear Pond and Rollins Pond areas.

●	1993-1995 - John Clarke claimed the Greenwood Pond and Paul’s Pond area.

●	1995 - New Island Minerals claimed the Northwest Gander River area.

●	1995 - Roland Butler, John Clarke, Wayne Pickett and Rod Churchill claimed the Southwest Gander River area.

●	1995-2000 — Prospectors Benjamin Critchfield, Denis Walsh and Timothy Froude held licences in the Dead Wolf Pond area.

●	1995-2001 - Altius Minerals claimed the Greenwood Pond area and other areas along the Northwest Gander River.

●	1995-2000 - Prospector Lai Lai Chan claimed the Paul’s Pond and Greenwood Pond areas. These claims were tied on to Altius. Robert Stares held ground in the Caribou Lake area.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 31

Paul Crocker held claims in the Hunts Pond area.

•	1999 - Cornerstone Resources claimed the Southwest Gander River area.

•	2001 -2002 - Prospector Kevin Keats claimed the Eastern Pond area. Allan Keats held some licences in the Little Gander Pond area.

•	2001 -2002 - South Coast Ventures - Northwest Gander River, Joes Feeder, Steel Bridge, Jumbo Brook, and Greenwood Pond areas. Buchans River Ltd. held minor ground at Hunts Pond.

•	2002-2010 — Prospector period with most ground being held by independent prospectors. Lai Lai Chan, Darrin Hicks, Nathaniel Noel and E. Michelle Noel held ground in the Berry Hill area. Roland Quinlan, Fred & Wesley Keats, Brian Rowsell, James & Calvin Crocker held ground in the Dead Wolf Pond, Caribou Pond, and Southwest Gander River area. Stephen Baldwin and the Quinlan’s held minor claims in the Hunts Pond area and Suley Keats Sr., Alexander Duffitt, Gene Hedges held licences in the Little Gander Pond and Southwest Gander River area. The Dead Wolf Pond area was particularly busy by prospectors Eddie Quinlan, Frank Pollett, Glenn Stacey, John Sceviour, Hayward Critchley, and the Crockers.

•	2003 - 2004 - Black Bart Prospecting and partner Spruce Ridge Resources - Hunts Cove and Caribou Lake eventually attracting interest from CanAlaska Ventures and VVC Exploration

•	2003-2004 - most licences reverted to the original prospectors who held the most promising ground with limited company interest other than Altius Resources. Much of the area remained unclaimed.

•	2003-2005 - Candente Resources claimed the Eastern, Paul’s Pond and Outflow areas and Paragon Minerals held some ground near Bear Pond

•	2003-2011 - Mostly prospectors claims with interest by Altius Resources Inc. in the Northwest Gander River, Caribou Lake, Hunts Pond, and Dead Wolf Pond areas, and Cornerstone along the Northwest Gander River.

•	2009-2010 - Golden Dory Resources claimed the Greenwood Pond area.

•	2011 - Metals Creek Resources claimed the Gander Lake.

•	2011-2012 — Altius Minerals allowed many claims to revert back to prospectors or be cancelled for the Northwest and Southwest Gander Rivers and Greenwood Pond.

•	2012- 2016 - a few prospectors held claims along the Northwest and Southwest Gander Rivers. Fred and Wesley Keats held ground along the Southwest Gander River. Andy Budden, Jeffrey LeDrew, Shane and Robert Stares, and Wayde Guinchard held licences in the Dead Wolf Pond and Southwest Gander River area. Michelle Noel, Fred and Wesley Keats, Brian Rowsell, Clyde McLean, Allen Keats, and Jeffrey Neville all held licences in the Southwest Gander River area.

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•	2016-2020 - Vulcan Minerals held ground in the Northwest Gander River more towards the Lizard Pond showing.

•	2012-2015 - a few prospectors held claims along the Northwest and Southwest Gander Rivers.

•	2016—Present - New Found Gold in the GGS area staked the licences that make up the bulk of the GGS area and optioned prospectors claims in the Paul’s Pond and Greenwood Pond areas.

6.1.3 Gander Gold North

The properties to the north of Gander Lake, were the first to be acquired by New Found Gold Corp by option in late 2016 through 2018. The optioned properties covered known gold showings along the Appleton and JBP faults. Continued staking in 2017 and 2020 added to the claim holdings in the area. Below is the rest of the ownership history for the claims on the property.

•	1980 - Westfield Minerals worked the Jonathan’s Pond area. Here they staked a gold showing discovered by government geologists in 1980, the first recorded gold exploration in the area.

•	1981 and 1985 - Prospector Lewis Murphy worked the GRUB line with MD & K Agencies and Newmont Canada.

•	1984 — Duval Int’l Corp. for Glenn R. Clark & Associated Limited conducted basic geological mapping, VLF ground surveys, and some till sampling along the GRUB line north of Jonathan’s Pond.

•	1984-1986 - Noranda worked north of Gander Lake, prospecting for gold, dominating exploration activity until joint venturing with Gander River Minerals on the more prospective ground from 1992 to 1997 when most claims were cancelled.

•	1987-1991 - Falconbridge worked the Joe Batts Pond area. No records of the results are available.

•	1999-2000 - United Carina with partner Consolidated Pine Channel Gold worked the Appleton Fault Zone area and optioned claims which had been targeted earlier by Noranda and Gander River Minerals.

•	1997-1999 - Krinor Resources worked the Appleton and the JBP Faults. Prospector Roland Quinlan began prospecting the area east of Rocky Pond west of Jonathan’s Pond and the Gander River.

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•	1999-2001 Several local prospectors worked the Gander River, Gander Lake, Millers Brook, Appleton and Joes Batts Pond areas to the north of Gander Lake into the Bellman’s Pond and Jonathans Pond region near the GRUB line. Cyril Reid, Roland Quinlan and his brothers, Jim Bouzane, and Calvin Crocker among others.

•	2001-2011 - Rubicon Minerals and Paragon Minerals worked the Appleton and JBP Faults.

•	2002-2003 - Crosshair Exploration & Mining Corp. worked ground near Bellman’s Pond and Rocky Pond along with minor activity by WAVE Exploration Corp., and prospectors Gary Lewis and Perry English.

•	2004-2005 - Spruce Ridge Resources worked the Little Harbour and Gander Lake North areas.

•	2008-2015 - many properties reverted to the crown and were re-staked by prospectors who targeted the gold showings defined in the earlier exploration activity.

•	2011 - Altius explored the Jonathan’s Pond area.

•	2016-Present — New Found Gold Corp explored the Appleton and JBP Faults and began optioning gold properties and with added staking and options. By 2018 NFGC established the current land package

6.2 Past Exploration

Outside of the academic studies that delineated the geology of the Gander Group, Davidsville Group and area lithologies, there was very little formal mineral exploration activity for gold in the Queensway Project area until Noranda in the 1980’s.

•	1950’s through the 1960’s — NALCO conducted reconnaissance base metal prospecting along the Great Bend portion of the Gander River Ultramafic Complex (1953-1954) and Bell Asbestos examined the complex in 1963. During this time talc, copper, zinc, tungsten, arsenopyrite, and asbestos showings were discovered in the Dead Wolf, Caribou Lake and Hunts Pond areas.

•	1970’s through the 1980’s — Exploration continued with a focus on the potential for base metals and industrial minerals, such as chromite, magnesite and asbestos in the Gander River Ultramafic Complex north of Gander Lake. Companies included John’s Manville and International Mogul Mines.

•	1971 - International Mogul Mines, north of Jonathan’s First Pond, drilled a pyrite-chalcopyrite-sphalerite showing to northeast of the Queensway Project.

•	1980-1981 - Westfield Minerals in the Jonathan’s Pond area conducted a follow-up program of rock sampling, prospecting, mapping and trenching to evaluate a gold-arsenopyrite showing reported by NGS geologist Frank Blackwood in 1980, thus beginning gold exploration in the region.

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•	1983—early 1990’s - Noranda Exploration on the GGS and GGN properties initiated gold exploration using regional till sampling, prospecting, and stream HMC surveys identifying significant gold in till anomalies both to the north and south of Gander Lake. Follow up exploration, including prospecting, soil geochemistry, ground geophysics, trenching and diamond drilling, defined gold showings including Duder Lake, and Mount Peyton, to the northwest of Gander River, Aztec, the Greenwood Pond and Pauls’ Pond showings to the south of Gander Lake, and the Knob, Bowater and others in the Appleton Fault Zone. The Andromeda gold showing near Rocky lake was discovered in 1991 north of Jonathans Pond.

The soil / till geochemistry also indicated a major antimony trend along the northwest Gander River that resulted in the Beaver Brook antimony deposit being discovered during follow up prospecting, trenching and diamond drilling.

Gold targets were identified throughout the Joe Batts Pond and Appleton Faults, in the GGN area to the north of the lake, as well as at Paul’s and Greenwood Ponds to the south of Gander Lake in the GGS area.

Subsequent exploration by Noranda and other companies and prospectors has resulted in the discovery of many gold showings such as the Dome, Road and Keats/Baseline showings along the Appleton Fault Zone, H-Pond, Pocket Pond and Lachlan along the JBPDZ, the Goose, Road Gabbro and LBNL showings at Paul’s Pond, and the Aztec, Hornet, A-zone Ext as well as the Greenwood showings near Greenwood Pond. Visible gold was noted in many of these showings.

6.2.1 Prospecting and Rock Sampling

Listed below are the current properties and a list of the known historical prospecting and rock sampling that has occurred on the property in the public domain.

Twin Ponds / Island Pond (TP)

•	1989-2000 - NE of the Twin Ponds area a few rock samples (mainly float or sub crop) with a were collected in conjunction with soil surveys. Samples with values >1000 ppb were associated with quartz vein breccia with generally less than 3% pyrite and/or arsenopyrite.

•	2004 — Crosshair Resources obtained grab samples of quartz breccia boulders which gave multiple values >1000 ppb Au with a 2.9 g/t Au value approximately 4-5 km north of Twin Ponds in the Clydesdale showing area.

•	2004 - 2005 — A prospector sampled historical trenching and drilling gave only low results with no targets generated.

Gander Gold South (GGS)

The licences to the south of Gander lake held by New Found Gold Corp. are termed the GGS portion of the Queensway Project.

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•	1978-1980 — Hudson’s Bay Oil and Gas (HBOG) evaluated large areas south of Gander Lake for base metals by reconnaissance mapping the belts. Although drill targets were noted and drilled no significant mineralization was found.

•	1980-1984 — Duval International Corp. conducted some recce work over ophiolite terranes for gold using heavy mineral methods. This resulted in the discovery of several samples north of Caribou Lake with assays over 1 g/t Au.

•	1986-1991 — Noranda conducted prospecting in conjunction with the regional till survey. Follow-up of anomalies generated by the till survey by prospecting in 1988 resulted in the discovery of gold mineralized outcrops in the Greenwood and Paul’s Pond areas over a 20 km2 area in subcrop and outcrop which resulted in additional claim staking and follow up exploration. The exploration continued into 1990/91 when activity began to trail off.

•	1987 - 1988 — Kidd Creek Mines Ltd. completed a base metal targeted prospector based program along the southern extents of the Gander River Complex. The focus was on nickel and related mineralization with assays producing no significant results.

•	1988 — Lacana Mining Corp. explored nearly 12 kilometres of the southern Gander River Complex from Hunts Pond to Gander Lake. The program focused on gold instead of nickel with poor results providing a high of 34 ppb Au from a grab sample. During this same period Falconbridge Ltd. explored for gold mineralization north of Caribou Lake and the Dead Wolf Pond areas with several very anomalous tills noted near Larsen’s Falls. Pan concentrates of till and streams resulted in a 21.2 g/t Au sample north of the falls.

•	1997-2001 - Forex Resources prospected the area around Greenwood and Paul’s Ponds leading to their property being optioned by Altius Resources and Cornerstone Resources. Areas targeted included the southern extensions of the Aztec Trend, the Freddie showing, and elevated results associated with fossiliferous limestones and the Arturo breccia area. Rocks from the known gold trends had elevated gold results.

•	1999-2004 - Prospector Lai Lai Chan worked the Paul’s Pond area. Prospecting resulted in a value of 7.68 g/t Au from a grab sample at the Till Raft site just north of Paul’s Pond.

•	2001 - Cornerstone explored the Goose showing and other showings in the Paul’s Pond area. Geological mapping, prospecting, a soil survey and a VLF-EM survey were conducted over the Goose grid and trenched areas. Six of the nine grab samples collected assayed between 841-2144 ppb Au. Of the 31 soil samples taken on recce grid #1 only one was anomalous at 47 ppb Au, with many samples not taken due to boggy conditions. Recce grid # 2 had 9 of the 20 samples as anomalous between 18-360 ppb Au. The VLF-EM survey identified a number of strong conductive trends along the goose zone.

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•	2002 - Fortis GeoServices near Northwest Gander River ran a mapping program for Grayd Resources and located a grab sample 100 m to the east of the A-zone extension. This assayed 10.9 g/t Au, while others at the Hornet Zone, Aztec, Recce Trenches 1,100 m SE of Aztec-A-Zone) and the “Shippin Showing” (600 m S of A-Zone Extension) gave values that validated the gold zones. Mapping suggested that the gold bearing silicified fault breccia at the Aztec zone may be related to an easterly trending dilational offset or flexure zone in the regionally recognized thrust fault previously outlined by Noranda in 1988. This dilational zone was clearly outlined by the VLF-EM survey as well. The highest grade from grab samples was 10.9 g/t Au from a float 100 meters along strike from the A-Zone extension.

•	2002-2005 - Candente Resources examined the Eastern Pond area southwest of Paul’s Pond and the Greenwood Pond area. Prospecting — sixty-five (65) samples were taken to evaluate known gold targets, assay results were lower than historic values but remained anomalous, several boulders of quartz returned values of 1076 and 1429 ppb Au. Fifteen (15) grab samples from the Paul’s Pond area were assayed for Au, multi-element ICP and tellurium with only low values for tellurium detected. Continued sampling over the next few years was hindered by heavy overburden and wetland with limited rock exposure and no significant values were found.

•	2004-2005 - Spruce Ridge Resources examined the Hunt’s Cove area just to the south of Gander Lake, with 122 rock samples taken with only insignificant values found; exploration ceased.

•	2004 - VVC Exploration worked the Paul’s Pond, Eastern Pond and Gander Lake area, producing only insignificant results. The licences were allowed to lapse.

•	2007-2010 - Prospector John Sceviour worked south of Paul’s Pond and took over 200 float samples. However, no new targets were identified with only a few anomalous values encountered.

•	2008-2011 - Prospector/Geologist Nathaniel Noel worked the South Paul’s Pond and Bernard’s Brook areas. Prospecting did not identify any new exploration targets.

•	2010 - Golden Dory Resources worked the Greenwood Pond area. Prospecting validated the Aztec and A-zone Extension mineralization.

•	2011-2012 - Metals Creek Resources worked the Yellow Fox Creek showing, prospecting 36 soil samples, 11 grab samples, 13 trench grab samples and 153 cut channel samples resulted in a high value of 59.413 g/t Au on the Showing. Soils did not indicate any targets however trenching channels did offer 0.306 g/t Au over 26.82 continuous meters.

•	2011 - Cornerstone Resources worked the Paul’s Pond area, colleting 12 rock samples taken from the gold occurrences for a petrographic / SEM study contracted to Dr. Stephen Piercey.

•	2012 - Altius worked the Aztec showing at Greenwood Pond, prospecting with 22 grab samples. The highest value was 2.08 g/t.

•	2014 - Altius sponsored an undergraduate thesis looking at gold grains in tills and attempting to track them down-ice. To date this has not been used extensively on the property.

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Gander Gold North (GGN)

The licences to the north of Gander lake held by New Found Gold Corp. are termed the GGN portion of the Queensway Project. This includes the two key exploration areas of the Queensway Project — the Appleton Fault Zone and the Joe Batts Pond Deformation Zone gold trends. This area has been the focus of most of the mineral exploration for gold in the region and is the top priority for New Found Gold Corp.

•	1986-early 1990’s - Noranda worked the area to the south and west of Glenwood / Appleton. In 1986 prospecting located mineralized quartz veined and brecciated metasediment boulders with visible gold. Follow up included trenching, line cutting, geophysics, soil surveys and drilling. In 1987 on the eastern side of the Outflow, new showings were trenched including the Bowater and Golden Bullet; Then in 1988 118 grab samples were taken from the west side of the Outflow towards Careless Cove. The best assay results occurred within silicified brecciated black shales with assays of 28.00, 9.75 and 5.01 g/t Au in outcrop grabs.

In the late 1980’s to the early 1990’s Noranda continued prospecting on targeted areas along the east and west sides of the Outflow of Gander Lake; conducting follow up soil surveys / trenching and diamond drilling. Trench 88-1 on the Bullet Showing returned 43.2 g/t Au over 0.8 m, 91.6 g/t Au over 1.1 m and 11.9 g/t Au over 0.5 m of channel sampling. The drilling did not correlate with trenching. Then in the mid 1990’s Noranda and partner Gander River Resources ended exploration in the area.

During the 1990’s Gander River Minerals began working some of the Noranda ground in the areas north of Gander Lake and along the Gander River. Quartz veining within the Gander River Complex units and the Davidsville metasediments was noted. A correlation of arsenic, and antimony with gold was indicated.

•	1997 - Prospector Paul Crocker worked on the Appleton Fault Zone. Prospecting confirmed grab sample results from the Knob and Bullet showings with samples assaying 153.425 g/t Au on the Bullet Showing, of which several were above 1.0 g/t Au.

•	1999/2000 - Prospector Steve Baldwin worked the area between the Appleton Fault Zone and Joe Batts Pond. Results produced insignificant values.

•	1999 - Krinor Resources worked the NE area of Joe Batts Pond. - Prospecting resulted in the location of numerous float and outcrop samples with quartz-carbonate veining and elevated gold values.

•	2000 — Geologist Denis Walsh worked the Joe Batts Pond area with no significant results.

•	2000 - Prospectors Larry and Eddie Quinlan explored around and east of the Appleton Fault Zone towards Joe Batts Pond. From this work the Lachlan showing was discovered containing extensive quartz veining with associated massive to semi-massive arsenopyrite giving values up to 61 g/t Au.

•	2000-2002 - Prospectors Cyril Reid and Tom Lush worked the Appleton Fault Zone and JBP fault trends. No new targets identified.

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•	2002 - Candente Resource Corp. optioned and worked the Appleton Fault. — Of the 82 grab samples the highest values were around 500 ppb Au.

•	2003 - VVC Exploration worked on the Knob / Golden Bullet area, conducting a Mobile Metal Ion soil survey followed by drilling. The exploration data was poorly recorded and is largely unavailable.

•	2003-2006 - Rubicon Minerals explored along the Appleton Fault Zone and JBP Fault areas. In 2003, 430 grab samples were taken from outcrop and float to the north of Gander Lake as well as 61 soil samples along recce lines in a number of targeted areas where soils were anomalous in previous surveys (near the Lachlan showing and north of the TCH towards H Pond). In 2004 170 grab samples were taken from previously unexplored areas of the property; In 2005 350 grab samples were taken from the Joe Batts Pond trend in order to delineate targets along a regional trend from the Lachlan to, and beyond, the Pocket Pond and H Pond showings. In 2006 -again less explored areas were targeted with 125 grab samples taken from the Gander Lake shoreline north between the Appleton Fault Zone and Joe Batts Pond trends. Multiple float samples assayed >5 g/t Au and outcrop samples defined known trends.

•	2004-2005 - Spruce Ridge Resources worked the Gander Lake - Little Harbour / Pine Grove properties. 93 grab samples were assayed from prospecting and 51 grab samples from trenching. Au values were low except for the trench samples where a few assays returned values of 169 and 108 ppb Au over 1.0 m.

•	2005-2014 - Prospectors Roland and Edie Quinlan (Quinlan Prospecting) worked the Appleton Fault Zone to Joe Batts Pond areas. Prospecting targeted areas based on historical work. 15 assessment reports were filed during this period with 440 grab samples taken from outcrop and float. The highest reported grade was 18.735 g/t Au, a grab sample from brecciated shale along north shore of Gander Lake. Over 20 samples of quartz float returned values above 1.0 g/t Au around the Bullet Showing along the Appleton Fault Zone.

•	2006-2010 - Paragon Minerals worked the Appleton Fault Zone and Joe Batts Pond areas. 67 mainly float, grab samples gave only weak values over the known gold trends.

•	2006 - Exploration waned with only basic prospecting and small-scale soil surveys completed over parts of the project area by prospectors and junior exploration companies.

•	2014-present — Exploration through the property area by prospectors carrying out limited prospecting to hold their claims. Most assessment reports remain confidential at this time.

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6.2.2 Geochemistry

Soils, lake sediments, tills, silt/stream or heavy mineral concentrate (HMC) samples were taken  throughout the Queensway Project by many companies and individual prospectors (location maps of these surveys are presented in Appendix C, D and E for Grab, Soil and Till samples respectively). Unless they produced significantly anomalous values and/or a target for advanced exploration they have been largely ignored in this report.

Twin Ponds / Island Pond (TP)

•	1988/89 — Noranda conducted till analysis which shows abundant / delicate gold grains near the Big Pond-Blue Peter showing just off (to the north) of the Queensway licences; soil surveys along existing wood roads, and stream sediments taken in the area as follow up and 608 soils were taken on a cut grid with a mix of results between 15 and 100 ppb sporadically distributed about the claims. In 1989, 2019 soils taken on a cut extended grid. Results for Au were highly variable and sporadically distributed possibly reflecting the overburden in the area. 24 large stream sediments were panned and analyzed for Au, Ag, As, Cu, Pb, Zn, Mo, and Sb. The highest gold value was 2,450 for a soil with 45 additional values above 20 ppb Au associated with 2 topographic highs (Lineaments) in the area. Gold grain analysis of the stream sediments suggests that the gold was weathered out of bedrock proximal to the source.

•	1991 - Manor Resources worked the Grid A area just north of the Gander River continuing the Noranda soil survey with 1,271 samples - highest recorded value of 2,030 ppb Au.

•	2004/05 - Crosshair Exploration and Mining worked on the North Paul’s Pond area, over 4 recce grids near anomalous float samples from previous exploration programs. 1376 soil samples resulted in no values >100 ppb with 24 >20 ppb Au. 2005.79 Lake sediment samples resulted in anomalous As, Au and Sb areas.

•	2005 - No soil surveys have been carried out on the Twin Ponds-Island Pond area portion of the Queensway Project since 2005.

Gander Gold South (GGS)

•	1954-1956 — NALCO conducted line cutting in support of ground-based geophysics and soil geochemistry. 400-foot spaced lines were cut at 90 degrees from northeast trending baselines. The geochemistry was able to outline a zinc anomaly with 600 metres of strike length having values over 600 ppm Zn.

•	1986/87 - Noranda conducted a regional till survey over areas around Greenwood Pond and Paul’s Pond. The overburden depth and type were problematic resulting in a poor outcome.

•	1988 - Noranda conducted a lake bottom survey which defined an anomalous area around the Greenwood and Paul’s Pond areas. 405 stream sediment samples were acquired from the northern portions of the area and 2,422 soils were taken on the new Greenwood Pond Grid with another 2,832 soils taken on the new Paul’s Pond Grid. Five additional areas were sampled using recce grids. In the Middle Ridge area 88 HMC till samples were collected and 201 recce grid soils were collected with some anomalous values >10,000 ppb Au noted defining a broad area of anomalous gold near a quartz-feldspar porphyry.

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•	1988 -Falconbridge Limited conducted a semi-detailed till survey in the Dead Wolf area. Sample spacing varied from 400-500 metres along lines 1 kilometre apart. In targeted areas tills were taken every 200 metres along lines 200 to 500 metres apart. A total of 111 samples were collected with 13 assaying greater than 100 ppb Au and a highest value of 1860 ppb Au near the Dead Wolf Brook.

•	1989 — Noranda worked the Paul’s Pond grid. - 1,814 soils were submitted for gold assay but were reportedly collected incorrectly by Altius Resources, who suggested they were not collected at sufficient depth resulting in no significant results. In the Outflow area 168 B2 soil samples also provided poor results (<5 ppb Au) suggesting there would be no follow-up in that area.

•	1999 - Prospector Lai Lai Chan worked on Paul’s Pond collecting 101 B-horizon soils — reported 4.25 g/t Au in soil and 7.68 g/t Au in rock at the Till Raft site just north of Paul’s Pond.

•	2001 - Cornerstone worked on the Goose Showing (Grid 1) 61 soils were collected, only one sample was anomalous for Au; On Recce Grid 2, 20 soils with 9 anomalous from 18 to 360 ppb Au.

•	2002 - Fortis GeoScience worked on the Aztec showing. Sampling included 40 tills, 103 stream HMC’s, 346 stream sediments 311 soils, 30 a-b horizon MMI soils to define glacial dispersion and Au values in the area. Results were considered positive with a high assay of 10.9 g/t Au in a float 100 m east and along strike with the A-zone extension. Multiple anomalous results further defined the Aztec to A-zone extension trend. In the area to the north of Paul’s Pond, Sparton Resources and partner Intrepid Minerals collected 47 tills, 332 stream HMC’s and 124 stream sediments which gave weak results where, even with panning, values were above 1 g/t for 3 samples and only 17 above 100 ppb.

•	2002 - Candente Resources explored the Eastern Pond area collecting 39 soils on a GPS grid over 8 km2 along the eastern extension of the Aztec trend. No new gold areas were delineated. There was only one sample of note at 268 ppb. In the Paul’s Pond area sampling included 87 recce soils on a GPS grid at 100 m intervals on 500 m NW trending lines. Results were indeterminate due to “No Samples” over boggy ground.

•	2003 - Candente Resources worked in the Paul’s Pond area. Sampling included 13 HMC’s along the shore, 10 soils were collected on a recce grid extending Cornerstone’s 2001 grid. Results suggested gold mineralization may occur up to 50 m to the east of the gold in soil anomaly.

•	2004-2005 - Spruce Ridge Resources worked on Hunts Brook / Hunt’s Cove. Sampling included 270 soils on 7 GPS lines crossing Hunt’s Brook; poor results were recorded with <5 ppb Au recorded for all samples — resulting in no further exploration.

•	2004 - Ionex / Crosshair Exploration worked on the north shore of Paul’s Pond. - 768 B-horizon soils were taken, 25 m spacing, on a cut grid; 44 soils >5 ppb, maximum of 688 ppb Au, outlining a number of anomalous areas. One trend is highlighted by 8 anomalous soils over 6 lines with values between 23 ppb Au and 617 ppb Au, just north of Paul’s Pond.

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•	2007-2010 - Prospector John Sceviour worked the south Paul’s Pond area collecting 250 soils, stream sediments, 95 tills over Noranda soil targets. No new targets were identified — deep overburden / boggy ground.

•	201-20/12 - Metals Creek Resources worked the Yellow Fox Creek showing collecting 36 soils on a GPS recce grid over the Yellow Fox showing. All had values of 5 ppb Au.

•	2012 - Altius worked at the Aztec showing at Greenwood Pond collecting 38 tills building on a NL govt survey Eight samples were anomalous (>5 ppb Au) and coincided with gold occurrences. These samples defined two anomalous trends, one north-northeast and west of the LBNL, Road Gabbro, and Goose showings and another east-southeast of the Aztec, A-Zone extension, Hornet and Greenwood Pond showings.

Gander Gold North (GGN)

The area to the north of Gander Lake around the communities of Glenwood and Appleton to the east to the Joe Batts Pond area covers the two key exploration areas of the Queensway Project, The Appleton Fault Zone and Joe Batts Pond Deformation Zone gold trends. This area has been the focus of most of the gold exploration in the region and highest priority for New Found Gold Corp.

•	1984-1985 — Noranda — Jonathan’s Pond — 1032 soil samples were collected over a 14 line kilometre grid. The -80 mesh was analyzed for Cu, Pb, Zn, Au, and As using AA440 atomic absorption spectrophotometer producing several Cu, As and Au anomalous areas with the best results of 175 ppm to 960 ppm copper occurring over ultramafic lithologies.

•	1986-1987 - Noranda worked Gander Lake outflow (east and west) collecting 1600 B horizon soils. Anomalous areas corresponded to known showings with four samples 2000 ppb and a high of 3.4 g/t Au. Arsenic was review as a possible pathfinder but did not identify the same anomalies. Antimony was analyzed on these soils in 1988 revealing a strong spatial association with known gold mineralization. Unexplained Sb anomalies eventually led to the discovery of the Beaver Brook Antimony Mine along the Northwest Gander River.

•	1987 — Noranda - Jonathan’s Pond — 40 km of picketed grid line was cut with 25m spaced stations along 115 degree lines. 1400 soils samples were collected from the B horizon at 25m intervals and -80 mesh soils sampled for Cu, As, and Au at Noranda’s lab in Bathurst, NB. No strong targets were identified but coincidental VLF-Mag and soils along the shear zones did suggest more research was warranted. Overburden Drilling Management conducted a till program using a CME-55 Auger mounted muskeg to collect 23 samples. All but 3 samples had visible gold grains with a bimodal distribution of grains noted. Over 90% of grains were between 20-80 microns and were of local origin with 10% >500 micron grains showing transport features.

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•	1988 - Noranda conducted the Careless Cove Extension grid - 775 B horizon soils — Only a few anomalous values above 5 ppb with one strong value, 260 ppb Au, associated with silicification and a coincident VLF anomaly.

•	1988 - Falconbridge Ltd. conducted a varied soil/till survey over the licence’s northwest of third and fourth pond on Gander River. Over 200 samples were collected with the best results from heavy mineral till samples which gave high assay results of 10,175 ppb Au.

•	1988 - Noranda worked East of H Pond / Miller’s Brook - 1,356 soils as a follow up from 270 HMC tills using a 11.5 km baseline to tie in the recce lines. Results suggested three anomalous areas on the grid, one associated with ultramafic rocks of the Gander River Complex along Jonathan’s First Pond and two more near Joe Batts Pond.

•	1989 — Noranda worked in the Joe Batts Pond area collecting 2,785 soils on a grid with 136 samples over 20 ppb Au near H Pond and Pocket Pond; 440 B horizon soils on a 10.5 line km recce grid between Glenwood Park and the Gander River. One high soil value (130 ppb Au) was noted along the Appleton Fault Zone trend.

•	1990 — Noranda worked on the Appleton Fault Zone— 600 B horizon soils - 1989 recce grid re-established with an additional 30.8 line km of flag/compass grid - 50 m spacing, lines 400 m apart. Multiple values over 20 ppb with some up to 300-400 ppb Au. Follow up of these results by prospectors in 1999 led to the discovery of the Dome showing and others along the Appleton Fault Zone. Glenwood west grid - 897 B horizon soils on 200 m lines at 25 m stations. Results include 65 values >20 ppb Au and 8 values > 100 ppb Au with highest values of 463 and 590 ppb Au, suggested significant gold in the Knob and Golden Bullet showings areas.

•	1990 —Gander River Minerals collected 135 soil samples in the Little Rocky Pond area. Results were low in analysis values for Au. In 1991 21.5 km of line cutting at Knob Hill was completed and 416 soil samples were collected with only 4 samples returning assays above 20 ppb Au and a max of 57 ppb Au.

•	1991 —Gander River Minerals collected 318 soil samples in the Gander River area north of Jonathan’s Pond. Low values were encountered with all grid sampling.

•	1993 —Gander River Minerals collected 873 soil samples with only 319 analyzed. Results were sporadic with a high of 94 ppb Au.

•	2003-2005 - Rubicon Minerals — >5,300 B horizon soils - Pocket Pond / H Pond along the JBPDZ trend - anomalous values found with more than 30 values > 100 ppb Au and a maximum value of 448 ppb Au south of Pocket Pond, but no defined targets presented with the data just the general JBPDZ trend.

•	2004 - Spruce Ridge Resources — Little Harbour - 132 soils on GPS — a few elevated results but no target defined.

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•	2005 — Rubicon - Joe Batts Pond area - 4,600 B horizon soils on GPS grids along the Joe Batts Pond trend - anomalous gold in soil values, eleven with assays >100 ppb Au associated with gold bearing float suggesting float is locally derived and a structural break or fault is near by. One observable trend was recognized over 4,000 meters of strike length at 035° with a second at 1,500 meters striking 100°.

•	2006 - Paragon Minerals — Trough area between Appleton Fault Zone and Joe Batts Pond Deformation Zone - 108 soils — results all at 5 ppb Au suggest no immediate targets in that area.

•	2007-2008 — Paragon — Joe Batts Pond trend - 2800 B horizon soils define targets for trenching / drilling. Over ten samples had values greater than 100 ppb Au with a maximum value of 2125 ppb Au noted just south of the eastern leg of H Pond. Together these anomalous soils define the Joe Batts Pond Trend as both a drilling and trenching target.

•	2008-2016 - No soil, stream sediment or till surveys carried out.

6.2.3 Trenching

Trenching has been an integral part of mineral exploration on the Queensway Project. It has resulted in great success in some areas, however due to extensive glacial overburden in other areas, bedrock cannot be reached with available equipment at reasonable costs.

Twin Ponds / Island Pond (TP)

Overburden depths in the area have made trenching difficult with only a few trenches reaching bedrock. However, there has been a high success rate in locating gold mineralization based on float and soil survey results. Newfound Gold Corp. is reviewing all historical data and with new prospecting / geophysical data will look at targets for trenching.

•	1988 - Noranda - Big Pond-Blue Peter - a 5m X 10 m trench exposed the gold vein system giving results of 441 g/t Au over 0.06 m, 12.50 g/t Au over 0.15 m, and 2.05 g/t Au over 0.20 m. Another eight test pits did not reach bedrock.

•	2003 - Rubicon — Big Pond/Blue Peter - 2 trenches to bedrock with minor low-grade quartz veining (<10 ppb Au) and 3 not reaching bedrock.

•	2004 - Crosshair Exploration — to N of TP/IP property - targeted Au anomalous quartz float located in 2003; located the Clydesdale Showing which was trenched for 50 m exposing brecciated / quartz-carbonate veined intrusive units with visible gold and grab sample values of 50.23, 44.46 and 39.69 g/t Au; 117 channel samples from 20 cuts gave highest values of 12.22 g/t Au over 2.5 m and 6.34 g/t Au over 5 m; T-Rex showing — 2 km w of Clydesdale - 50 x 3 m trench, gave generally low grade gold values in silicified felsic tuff. A high for the T-Rex was 2.26 g/t Au over 0.5 meters and 1.20 g/t Au over 2.0 meters.

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Gander Gold South (GGS)

•	1988 — Noranda - Aztec showing, Greenwood Pond / Goose Showing, Paul’s Pond - 61 trenches - Aztec Showing - 330 x 10-20 m epithermal style alteration zone; results include; 1.01 g/t Au / 13 m and 1.03 g/t / 6 m; Goose Showing - grab sample of 42.1 g/t Au in float resulted in trenching which exposed a 180 x 3 m altered/silicified and quartz veined greywacke with values to: 4.06 g/t Au / 1.3 m and 1.28 g/t Au / 5.6 m; A-zone ext - discontinuous quartz veining exposed over 250 m in altered greywacke with a high value of 2.6 g/t Au / 7 m; Other zones discovered include: Hornet - 2.86 g/t Au / 1 m; LBNL - 1.8 g/t Au / 1 m; Road Gabbro - 2.24 g/t Au / 1 m. In the Middle Ridge area 3 trenches were excavated to review the alteration adjacent to the margin of the Middle Ridge Granite. Two styles of alteration with 2 generations of veining were indicated with disseminated pyrite. Molybdenite was noted in the area with the best assay of 1070 ppb Au from a silicified zone.

•	2004 - Crosshair Exploration - Northern Paul’s Pond area - 7 trenches targeting areas with elevated Au in soil and coincident geophysics. Four of the seven trenches did not reach bedrock. High grade gold bearing quartz veining returned 15 g/t Au and 10.86 g/t Au from trench grab samples.

•	2011-2012 - Metals Creek Resources - Yellow Fox Creek showing - 6 trenches to expose the Au showing: 153 channel samples taken with highs of 306 ppb Au / 26.82 m and 118 ppb / 11 m with the highest single value of 643 ppb over 0.60 meters.

Gander Gold North (GGN)

•	1986-1994 - Noranda - Appleton-Joe Batts’s Pond areas — trenching followed up of their extensive regional till and soil surveys and intensive prospecting discoveries.

•	1987 - Noranda - South of Appleton - 11 trenches / 389 m, w/ 5 trenches / 206.25 m at the Bowater Showing just south of the town; trenches were designed to explore the lateral extent of gold mineralization where grab and channel samples gave values of 20 g/t Au and 8.85 g/t Au / 1 m. South of Glenwood — 10 trenches over mineralized zones at the Outflow and other showings reveal that gold is associated with intense silicification accompanied by quartz-carbonate veining with best gold values associated with brecciation of sediments with sulfides. 2.05 g/t Au over 1.0 meter and 1.5 g/t Au over 1.5m were noted.

•	1986-1987 - Noranda -Jonathans Pond — 18 trenches targeting IP conductors near the main showings and areas of low exposure. Several did not reach bedrock with numerous channel samples between 50 and 270 ppb Au. 6 additional trenches were completed to extend the review of earlier trenching with a purpose to further test the geology and geochemical features of the area. Trenching revealed extensive localized shearing and alteration of gabbros with a high value of 5800 ppb Au over 1m channel.

•	1988 — W side of Gander Lake, Outflow and Careless Cove - 41 trenches targeting anomalous soils or bedrock exposures found by prospectors south of Appleton and east of the Gander Lake Outflow — Only 18 sites yielded any samples. Trench 88-1 exposed the Bullet Showing - channel sample gave 11.9 g/t Au / 0.5 m, 43.2 g/t Au / 0.8 m and 91.6 g/t Au / 1.1 m.

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•	1989 — Noranda opened 10 trenches in the Jonathans Pond area with the best results being 1.6 g/t Au grab from TR-89-10.

•	1990 - Knob and other Appleton Fault Zone showings - 19 trenches exposed bedrock in areas with high Au in soils, tested possible mineralized trends, or extended existing trenches. Significant gold-bearing structures, sub-parallel to the 040-050° greywacke/shale contact was identified; Visible gold in a white quartz grab sample gave 72 g/t Au with others at 2130 g/t Au and 357 g/t Au at the Knob showing.

•	1992 - Gander River Resources partnered with Noranda to open the 1990 trenches in reveal the mineralization before drilling.

•	1999-2000 - United Carina - Appleton Fault Zone North - 36 trenches to test / expose showings such as the Dome, Road, Baseline, Keats and others. Trench 1 at the Dome noted visible gold in a 60 cm quartz vein with a value of 257.2 g/t Au / 0.7 m. Trench 2 on the Road zone gave 92.6 g/t Au / 1 m from a quartz vein. Trench 3 - Keats Showing - 2.64 g/t Au / 4 m.

•	1993 - Gander River Resources completed five trenches at the Knob Hill/Andromidae showing. Samples collected had low values generally <50 ppb Au.

•	2002 - Candente Resources. - Appleton Fault Zone North - 621 m total with trenches targeting untested geophysical anomalies and extending Trench TR-99-19; 16 grab samples gave no significant values.

•	2004-2005 - Rubicon - Lachlan area of the JBPDZ trend - 5 trenches; 140 channel samples with 26 >100 ppb and 4 >500 ppb Au.

•	2005 - Spruce Ridge Resources — Little Harbour (LH) / Pine Grove (PG) - 5 trenches LH - 13 grab samples, high value of 63 ppb Au; 3 trenches, PG - 38 grab samples - high value of 1216 ppb Au in trench 3.

•	2004 - Rubicon Minerals — Pocket Pond (JBPDZ) — 1 trench, 31 channel and 17 grabs - results 2.1 g/t Au / 0.75 m and a grab sample at 22.6 g/t Au.

•	2006-2007 - Paragon Minerals — Joe Batts Trend - 10 trenches — 5 at the 798 g/t float target, 1 at H Pond, 3 at Quartz Pond and 1 on a 2 g/t soil anomaly. 6 reached bedrock, usually an altered shale. The majority of trenches did not reach bedrock or were so deep they had to be backfilled right away. Only basic geological information about lithology was gathered with no sampling.

•	2008-2016 - No trenching since exploration limited to independent prospectors and limited budgets of junior explorers.

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6.2.4 Airborne Geophysical Surveys

•	1979 — Hudson’s Bay Oil and Gas flew 1015 line kilometres of airborne EM and Mag with a line spacing of 250 metres over portions of the Gander River Complex near Caribou Lake. The survey generated a number of anomalies that were followed up with ground based vertical loop EM, trenching and drilling.

•	2003 - Fugro Airborne Surveys for Rubicon Minerals - Twin Ponds-Island Pond area - 4,992 km DIGHEMV-DSP airborne geophysical survey w/ flight lines at 090° a line separation of 75 m and orthogonal tie lines at 1 km intervals. Purpose was to detect shear-hosted auriferous mineralization, to locate any zones of conductive mineralization, and to provide information that could be used to map the geology and structure of the survey area.

•	2003 - Fugro Airborne Surveys for Rubicon Minerals — N portion JBP area - 1,671 km DIGHEMV-DSP airborne geophysical survey, June 18 to June 24. The survey was a helicopter-supported, multi-frequency electromagnetic and horizontal gradient magnetic survey utilizing east-west oriented lines at 75 m intervals. The survey was undertaken to identify potentially significant structural breaks that could control gold-bearing mineralized systems as well as provide a critical dataset for interpretation of the geology of this prolifically mineralized area.

•	2012 - Goldak Airborne Surveys for Northern Skye Resources Ltd. - Appleton and Joe Batts Pond areas - 2,092 km Geometrics G-822A high sensitivity aeromagnetic gradiometer survey July 28 and July 29. Aircraft equipment operated included three cesium vapour, digitally compensated magnetometers, a GPS real-time and post-corrected differential positioning system, a flight path recovery camera, digital titling and recording system, as well as radar and barometric altimeters. Traverse lines were north/south on a spacing of 100 m with perpendicular control lines at 1 km spacing.

6.2.5 Line Cutting / Ground Geophysical Surveys

Twin Ponds / Island Pond

•	1988/89 - Noranda - Big Pond - 21.2 km cut grid w/ baseline at 022° / 100 m lines; magnetometer and VLF-EM survey. Gabbro units showed a good magnetic response.

•	1989 — 26.5 km grid line was cut at 1 km spacing, another 33.4 km flagged, at 1 km spacing with 200 m infill, for a recce soil grid to the east of the 1988 grid.

•	1990 - Manor Resources — extended Noranda grid - cut 67 km; magnetometer / VLF-EM. Survey; mag identified mafic intrusive units, VLF-EM defined graphitic shale units.

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Gander Gold South (GGS)

•	1955-1956 — NALCO conducted ground electromagnetic surveys on base metal sulfide targets in the Caribou Lake area. The results were used to identify drill targets which produced extensive low-grade zinc/copper/lead mineralization.

•	1968 — Bison Petroleum conducted additional electromagnetic ground surveys in the Caribou Lake area resulting in one drill hole producing 155.5 g/t Ag over 3.27 metres.

•	1986-1987 — Falconbridge Ltd. had a 46.3 line kilometre grid cut at Caribou Lake with 42.6 line kilometres of VLF and Mag survey using 10 metre intervals and 20 metre intervals using a Scintrex EM-16 and the station at Cutler Maine. Weak conductors were noted over western portions and stronger conductors associated with structural contacts and mor ultramafic-mafic lithologies along the Gander River Complex.

•	1988-1989 — Noranda - Greenwood Pond / Paul’s Pond — gridding followed regional till and lake sediment surveys and prospecting that defined a 20 km2 area of anomalous gold values in the Greenwood / Paul’s Ponds areas. 148 line km of cut grid covered the Greenwood Pond area, followed by a magnetometer / VLF-EM (Scintrex EM-16 using Cutler Maine) survey. Conductive trends were associated with geological contacts.

•	1989 — Paul’s Pond - Magnetometer (OMNI plus) - defined three alternating high and low trends at 090° with the VLF-EM survey at 12.5 m stations noting similar trends at 080° warping to 050°.

•	1988 — Noranda - Aztec Showing - Greenwood Pond grid — IP - 3.175 km four-level, time-domain system and a two second on/off time, dipole-dipole array with a length of 25 m and spacing of n=1 to n=4 was used; 4 significant anomalies detected.

Outflow area - 3.45 km cut at baseline 044° and 200 m spacing with 25 m stations; A magnetic / VLF-EM survey covered the grid at 12.5 m stations.

•	1998 - Altius Resources — Aztec prospect - refurbished 18.5 km of the Noranda 1988 grid with lines spaced at 200 m and stations at 25 m with closer lines at 100 m near the “silica cap”. The grid had a 1400 m baseline at 040°. IP - gradient. Three zones of anomalous high chargeability were reported.

•	1999-2001 - Cornerstone Resources - Goose Showing at Pauls’ Pond - recut the existing grid and added an additional 5.6 km. Magnetic / VLF-EM survey with 25 m spacing and an IP survey at a 50 m spacing by Discovery Geophysics. The VLF-EM indicated a number of moderate to strong conductive trends invariably associated with magnetic lows. One strongly magnetic zone was indicated in the southeast portion of the grid along the baseline. The IP results indicate a moderate chargeability anomaly spatially close to the Goose zone as trenched and drilled. A weak VLF-EM anomaly is generally coincident with the chargeability zone noted.

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•	2002 - Fortis GeoScience for Grayd Resources — Aztec - refurbished a 10 km portion of the 1988 Noranda grid - ten 100 m spaced lines at 1,000 m each with 50 m stations. The grid had line endpoint coordinates collected with a handheld GPS unit which showed numerous chaining and numbering errors. A 6 km grid was cut over the Aztec Zone with a baseline at 110° and lines at 020°, designed to cross the main mineralized fault zone perpendicular to, and along its strike, with 200 m lines and 25 m stations. Magnetics, VLF-EM (11 km) and IP surveys (2.7 km pole/dipole) covered the Aztec and A-Zone showings. Results from these surveys were not easily interpreted however it is clear that the Aztec and A-Zone extension had different magnetic signatures, with the Aztec as a mag low and the A-Zone as a moderate high. The VLF-EM conductors were seen to trend Northeast and sub-parallel to magnetic highs and are believed to delineate geological contacts, faults and graphitic units. The IP data suggests the Aztec is a well-defined moderate to high resistivity anomaly on a northeast trend connecting the A-Zone in a 300 meters sequence.

•	2003-2004 - Candente Resources — Greenwood/Paul’s Pond area — IP dipole-dipole, spacing a=50 m and depth values n=1 to 6 designed to cross major structures and complex structural zones outlined by satellite interpretation. More detailed geophysical interpretations were carried out by SJ Geophysics Ltd of BC. Results of these surveys were inconclusive in some areas, IP did not produce any anomalies in the Eastern Pond Area outside of know faulting. One possible chargeability target was noted where three fault splays were interpreted to branch north off the Eastern Pond Fault. There are 4 localized very high chargeability responses with associated with low resistivity that can be associated with the Greenwood # 2 showing and fault splays north of the Eastern Pond Fault. In the Goose Showing area IP returned two trends of high chargeability with associated breaks in resistivity. These trends may show the break between the Botwood Group and Davidsville Group sediments.

Areas surveyed included: Five recce grid lines to the southwest of the Greenwood / Paul’s Pond area - total 3.5 km; Goose Showing - 12.025 km to extend the area to the NE towards anomalous gold targets at Paul’s Pond. Part of survey was designed to test to greater depth than that surveyed by Cornerstone in 2001. Two recce lines (L 2+00E, L 12+00E) were also cut to test the Road Gabbro and LBNL showings. Extensions of 6.55 km were added to the initial grid (total km to 18.575) after two trends of high chargeability with associated breaks in resistivity occurred at the ends of the initial grid; Birch Pond area, south of Paul’s Pond - 3.5 km; Paul’s Pond / Eastern Pond areas - recce survey - two lines 1.95 km were cut and covered by IP. A review of this data resulted in the establishment of a new grid surveyed by IP using a dipole-dipole array to maintain consistency with older data, totalling 7.35 km of cut grid and 5.95 km of IP.

•	2004 - Crosshair Exploration - north shore Paul’s Pond — cut grid 21.4 km with a 2.5 km baseline at 057.5° and 19 km of cross lines at 100 m spacing. IP - a 3.275 km dipole-dipole survey on 6 lines - new chargeability / resistivity anomalies were identified.

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Gander Gold North

•	1984-1985 — Noranda — Jonathan’s Pond — 16.1 km of cut grid with lines spaced at 100 m intervals for soils and a magnetic survey was established and extended in the spring of 1985. A 12.5 m spaced interval magnetometer survey totalling 14 km was carried out by Norex crew using a Sintrex MP-2 proton pression magnetometer. Several magnetic highs were identified and a number of anomalies, but in general the Gander River Complex was highly variable in its signature. The VLF survey used a Crone VLF-EM instrument with 12.5m spaced stations and it outlines numerous conductive horizons that were largely flattened once Fraser filtered. The remaining anomalies were coincident with strong magnetic responses and were thought to be pyrite enriched serpentinite.

•	1986 — Noranda - Gander Lake Outflow - 54 km cut grid with 044° baseline and 100 m lines over mineralized areas, 200 m lines over distal areas, 25 m stations. IP - dipole-dipole with A=25m, N=1 to 6 over selected lines - showed a higher chargeability with less defined resistivity zone. VLF-EM at 12.5 m stations showed linear conductive zones near known mineralization and gold in soil anomalies and graphitic units. Mag showed little variance in magnetic response.

•	1987 — Noranda - Jonathan’s Pond — 40 km of picketed grid line was cut with 25m spaced stations along 115 degree lines. 35 km of VLF-EM survey was conducted using a Sintrex EM-16 and an EDA Omni 4 Magnetometer. In addition, a pole-dipole IP/Resistivity survey was also run on a portion of the same grid, however the resistivities were too low to provide meaningful analysis. An analysis of all the current geophysical data did suggest some anomalies for follow-up. These geophysical surveys did define the faulted contact between the Gander River Complex and the adjacent Davidsville metasediment.

•	1988 - Noranda — Gander Lake Outflow / Careless Cove - 20 km cut extension to the Outflow grid. Mag showed little variance in magnetic response; VLF-EM at 12.5 m stations showed linear conductive trends thought to be graphitic units.

•	1988 — Noranda - Appleton / Glenwood Park - 3.4 km cut grid - Mag and VLF-EM. interpretation suggest results are similar to the West grids with comparable structural grain and isoclinal folding.

•	1989 — Noranda — Joe Batts Pond area - 32 km cut grid; Mag / VLF-EM; Magnetic response is flat with minor NNW, north and NNE trending mag highs interpreted as sills or dikes. VLF-EM results on the Joe Batt’s Grid identified a number of short north-South trending conductors subparallel to regional structures and grain. Some conductors are interpreted as graphitic sediments while Some longer trends in the North-northeast direction may be local fault zones.

•	1993-1994 — Gander River Resources — Knob showing — IP - 8,050 m time domain dipole-dipole, time domain mode - 2 / 8 second intervals to N=4. The grid covered the main showing with 20 cross lines at 100 m spacing at 132° and 25 m stations; 7.8 km of IP data gave an accurate distribution of chargeability / resistivity features with respect to local geology and outlined 3 targets, one on the Knob showing and two possible graphitic units.

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•	1999 — United Carina Resources — Appleton Fault Zone - 130 km cut grid with 100 m lines and baseline at 025° covered by IP, VLF-EM and magnetic surveys. IP — 12.235 km of pole-dipole from N 1 to 5 at 25 m and N-6, 7 at 50 m dipole spacing reading every second line (200 m spacing) with lines read in an east to west direction and baseline also surveyed to evaluate possible cross structures. 21.995 km of VLF-EM (transmitter - Cutler, Me. - 24.0 kHz) and mag surveys at 5 m intervals on 100 m lines. The VLF-EM survey suggests that conductivity is generally stronger to the west of the Appleton Fault with mixed greywacke and argillite sequences. A weak to moderate strength continuous conductor does define the Appleton Fault when a Fraser Filter is applied to the data. Magnetics are relatively flat but do suggest some narrow lineaments that could be dikes, graphitic sediments or possible pyrrhotite concentrations. Induced Polarization identifies the Appleton Fault as a strong to moderate resistivity low that decreases northward. Chargeability is generally low and may indicated low sulfides along the Fault.

•	2002 — Candente Resources — Appleton Fault- re-established the 1999 UCA grid. No surveys were carried out.

•	2004 - Rubicon — H Pond area - 9.3 km cut grid for an orientation IP survey and ongoing grid control for diamond drilling. IP - 8,350 m — 7 lines using dipole-dipole with (a=25 m, n=6). Because an increased in pyrite and arsenopyrite is usually associated with the gold bearing quartz veins at H-Pond, the IP survey was conducted to test the response to the veins in this area. The IP results did not show an obvious expression of the H-Pond gold in quartz vein mineralization, however there is a distinct resistivity low with an associated very weak chargeability response that appears to reflect the gold vein zones. This response is consistent through the area drilled to date and extends beyond the area of drilling.

•	2007 — Paragon Minerals — JBP Fault — IP - 5,900 m time domain dipole-dipole (a=25 m, n=6) on 30 lines 100 m apart; The inverted resistivity map generated from this survey has revealed a 200-400 metre wide, northeast-trending, low-resistivity trend that correlates well with a major northeast striking, linear airborne resistivity low extending from the H-Pond Prospect through the Pocket Ponds area. The northern segment of the low-resistivity trend roughly coincides with the strong carbonate-sericite alteration zone enveloping the main mineralized quartz vein system at the H-Pond Prospect.

•	2011 — Paragon Minerals — JBP Fault — IP — 6,850 m - 29 lines 100 m apart - dipole-dipole (a=25 m, n=6); The IP survey completed over the north end of the H-Pond trend produced numerous geophysical responses that are similar to gold bearing quartz vein zones drilled at H-Pond and Pocket Pond. IP geophysical targets were selected as coincident resistivity lows and chargeability highs on the inverted IP sections. This signature is associated with elevated sericite and disseminated pyrite and arsenopyrite that surrounds the gold bearing quartz veins zones at each of the prospects. A total of 244-point targets were generated from the review of IP sections.

•	2012-present - No line cutting or ground based geophysical surveys on area covered by the Queensway Project.

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6.2.6	Diamond Drilling

To date there has been over 25,538 meters of core drilled directly on the Queensway Project in 218 holes. All holes were BQ, NQ and HQ size core drilled from the wireline drills available during the time. No rotary or other drilling types have been recorded. No holes have been drilled on the Twin Ponds-Island Pond portion of the property, although there has been 3 holes drilled at the Blue Peter (BP-8801 to 03) and 4 holes at the Clydesdale (CD-05-01 to 05) showings just off the northern portion of the licences in that area. South of Gander Lake there have been 20 holes completed with over 2,246 meters of core on the Paul’s Pond Area (PP-04-01 to 04 and PP-05-01 to 06, Paul’s Pond Showing) and Greenwood Pond Area (AZ-88-01 to 06, Aztec Showing, and GZ-88-01 to 04, Goose Showing).

Older drilling south of Gander Lake must also include 5 holes drilled by NALCO in 1955 with an intersection of 14.38% Zn, 4.08% Cu, 0.80% Pb, 0.80% Ag, and 0.0 I oz of Au over a narrow width. Bison Petroleum also drilling in the Gander River Complex in 1969 with a total of 6 holes and 831.8 metres. Two of these holes intersected anomalous silver values with weak base metal and gold numbers. In 1979 Hudson’s Bay Oil and Gas collared one hole at Dead Wolf in the “Effingham Zone” to a depth of 48.19 metres finding no significant mineralization.

The majority of diamond drilling has occurred North of Gander Lake in the Appleton Fault Zone and Joe Batts Pond Deformation Zone areas. North of the Trans-Canada Highway along the Appleton Fault Zone there are a total of 49 drill holes and over 5,922 meters of core recovered. South of the TCH on the same trend there are 83 drill holes and over 8,403 meters of core recovered. More recent drilling has occurred along the Joe Batts Pond Deformation Zone trend which has seen 54 holes completed with a total of over 9,872 meters of core recovered to date.

NFGC has been able to verify the location of 37 holes on the Queensway Project to date, they were verified as they were found during field work. Of the 37 encountered, most holes lie within a reasonable tolerance of the estimated location describe in logs, or on historical maps. Of the holes found by NFGC 10 holes from the Knob Showing on the JBPDZ were determined to be off from the recorded location by a larger variance then deemed acceptable. As a result, the SV series holes drilled by Soldi Ventures in 2012 will need to have their collars found and verified by GPS to determine the correct location.

A map of the historic drill hole locations is provided in Appendix F as figure 28-4.

Tables of historical drilling on the Queensway mineral licences and historical drilling composite are provided in Appendix F Table 28-4 and Table 28-5 respectively.

6.2.7	Procedures on Historic Drilling

Due to the variety of companies that drilled the Queensway property since 1988 there are sporadic details describing the specific drilling procedures used at the Project. The results of the historic drilling were recorded in hand by written logs, which were scanned and copies retained by NFGC, modern drilling records were recorded into digital software which was verified and retained by NFGC.

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The drilling results were all recorded on standard handwritten drill logs which were later scanned and compiled with assay results or recorded in digital software which were compiled with assay results. The drill logs contain specifics information pertaining to:

•	Hole number,

•	local x, y coordinates,
•	elevation,
•	claim location,
•	hole orientation,
•	the date drilling started,
•	the date drilling completed,
•	the total depth,
•	the logged by field, and
•	the summary of results.

Each interval is also described (as available) by:

•	from-to data,
•	the interval length,
•	Grades, including Au ppb and Cu ppm, multielement
•	Alteration,
•	Mineralization,
•	Structure,
•	Geology and comments.

Typical comments in the available logs relate to rock types, color, recovery, and drilling conditions. The drilling methods used by the past operators of the property were typical of the time the exploration was started in 1989. There is no direct evidence that there was a problem at the project in regard to drilling; however, without the benefit of modern confirmation drilling there remains a large amount of uncertainly with respect to sample integrity. In the opinion of the QP, the samples produced by the historic drilling are adequate for use by NFGC for targeted drilling to identify a potential resource. However, given the current levels of historical sampling, the uncertainty in the QAQC procedures at that time, and the known core loss for the areas of mineralization, this data should not be relied upon to produce a resource estimate at this time.

6.2.8	Results of Historic Drilling

Historic drilling revealed multiple areas of significant gold enrichment within a proximity to the known major geological structures in the area. The depth of mineralization ranges from surface down to 200m and greater in places. With several of the historical showings subject to limited drilling numerous gold enriched quartz veins have been encountered indicating various orientations. Continuity between showings has in some cases been established for up to 700m for the H Pond showing but, in many cases, significant gaps in drilling do not allow for continuity to be established.

6.2.9	Drilling Sample Preparation and Assaying Methods of Historic Sampling

There is no information currently available which describes the sample preparation methods by companies performing work in the 1980’s and 1990’s. However, the more modern drilling followed the best practices using standard reference material and blanks, however detailed results of the QAQC procedure used at the time are not available. Samples were analyzed by Eastern Analytical Laboratories, Springdale, NL using a fire assay and atomic absorption for gold and silver along with selected intervals of multi element geochemistry.

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6.2.10	Testing Laboratories

Testing of the historical drill core was done predominately by Eastern Analytical Laboratories of Springdale NL, which is still operating today and maintains an ISO/IEC 17025 accreditation.

6.2.11	Quality Assurance and Quality Controls

Historical assay certificates do not contain any data for internal duplicates or standards. No comments can be made to the accuracy or certainty of the historical results.

6.2.12	Interpretation

The analytical results produced by historic drilling are adequate for reference purposes only. Any data gathered from these holes should be relogged or twinned to verify its accuracy. At this time, they are not sufficient to support a resource estimate.

6.3	Historic Mineral Resource and Reserve Estimates

In 1994 Gander River Minerals optioned the Knob property including the Knob prospect from Noranda Exploration Co Ltd. Drilling by Gander River Minerals allowed for production of a historical resource estimate of 236,391 tonnes grading 10.26 g/t Au containing 77,943 oz Au. This historical estimate was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994 (Geofile 002D_0296).

The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate. Also, the historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and, therefore, the historical resource estimate cannot be compared with current mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical estimates.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

6.4	Historic Production

There has been no historic mineral production from this project reported.

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7	Geologic Setting and Mineralization

7.1	Regional Geology

The island of Newfoundland is the northeastern most part of the Appalachian orogen. It is divided into four major tectonostratigraphic zones, which are (from west to east): Humber, Dunnage, Gander and Avalon (Figure 7.A). These zones comprise the product of peri-Laurentia and peri-Gondwana micro-continents rifting during the opening of the Iapetus and Rheic oceans, and subsequent collision with oceanic terranes during ocean closure and terrane accretion in the early- to mid-Paleozoic (van Staal, 2007).

The western half of the Dunnage zone (Notre Dame subzone) represents a peri-Laurentia continental arc complex (van Staal, 2007). On the eastern side of the Dunnage zone, where the Queensway property is located, the Exploits subzone represents the meta-sedimentary and meta-igneous remnants of a peri-Gondwanan arc/back-arc complex (Colman-Sadd et al., 1992; Jenner and Swinden, 1993). Cambrian to Silurian supracrustal rocks are intruded by Silurian to Devonian granitoid suites (Williams et al., 1988; Colman-Sadd et al., 1990). The Exploits subzone is delineated by the Red Indian line to the west and the Gander River Ultramafic Belt (GRUB) line to the east (2A, B). Rocks of the GRUB are Upper Cambrian in age (Dunning and Krogh, 1985; Jenner Swinden, 1993). They represent relics of an ophiolitic complex thrusted upon Middle Cambrian to Lower Ordovician arenites and shales of the Gander Zone (e.g. Currie, 1992), which were deposited on the leading edge of the Gondwanan margin (van Staal, 1994). The GRUB line as a continental suture is traceable through Newfoundland and into Great Britain in figure 7.1.

Figure 7.1. Image of major suture zones. Modified from J.C. Pollock et al. Source: NFGC

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Accretion events started with the Taconic orogeny, between Late Cambrian and Late Ordovician (500450 Ma; van Staal et al., 2007), and the Penobscot orogeny that was in part coeval (van Staal, 2007). The former occurred along the Laurentia margin with the collision of the Notre Dame arc against the continental crust of the Humber zone (Colman-Sadd et al., 1990), while the latter took place along the Gondwana continent. The Penobscot orogeny mainly involved the obduction of ophiolitic complexes on the Gondwana margin (e.g. the GRUB; Jenner and Swinden, 1993). The predominantly Silurian Salinic orogeny (Dunning et al., 1990) consisted in the closure and partial subduction of the basins containing rocks of the Exploits subzone, as Laurentia and Ganderia converged (van Staal, 2007). Ganderia was a passive margin separated of Gondwana by narrow oceanic stretches and the Neoproterozoic arc complex of Avalonia. Avalonia collided with Laurentia during the Acadian orogeny (450-400 Ma) and the final stage of the Appalachian orogeny consisted in the docking of the Meguma zone (Nova Scotia) during the Neoacadian orogeny from Middle Devonian to Early Carboniferous (van Staal, 2007).

7.2	Property Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (GRUC) fault, which is the Dunnage-Gander zones boundary (Figure 7.B). It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde-Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups (Figure 7.B). The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

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Figure 7.2. Geological context of the Queensway Project of New Found Gold Inc. circa 2018 (geological background from Colman-Sadd et al., 1990) A) Location of the property with respect to major terranes of Newfoundland. B) Regional geological context.

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Figure 7.3. Overall Geological Zones of the Queensway Project. Source: NFGC 2020

7.2.1 Local Lithology

The local lithologies are predominantly sedimentary and of Early to Middle Paleozoic age.

Mount Peyton Intrusive Suite

The Mount Peyton Intrusive suite (MPIS) is located adjacent to the western boundary of the Queensway Project. It consists in a bimodal intrusion of fine-grained, equigranular gabbro and medium-grained, equigranular, biotite-hornblende granite with minor intermediate phases such as diorite (O’Driscoll, 2007). Relative and absolute geochronological constraints suggest a Silurian post-kinematic emplacement timing that ranges between 431 and 417 Ma (O’Reilly et al., 2010 and references therein). Emplacement conditions are estimated to be of lower greenschist facies (Dickson, 1992). Geophysical surveys of the intrusion suggest is constituted by inwardly dipping blocks (Miller and Thakwalakwa, 1992). The intrusive nature of the MPIS is mainly shown by the presence of a contact metamorphism aureoles in surrounding sedimentary rocks (O’Driscoll, 2007) and some crosscutting relationships; however, the eastern margin of the MPIS is fault-bounded against the Indian Islands Group along the Dog Bay line (Sandeman et al., 2018).

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Indian Islands Group

The Indian Islands Group is located east of the Mount Peyton Intrusive suite and west of the Davidsville Group. It is possibly equivalent to the Ten Mile Lake Formation further north-east (O’Driscoll, 2007; Sandeman et al., 2018 and references therein) and is composed of variably calcareous, siliciclastic non-marine siltstone, shale and sandstone, with rare beds of massive limestone (Williams et al., 1993). Fossil fauna, including brachiopods, corals and mollusca, suggests late Silurian to early Devonian deposition age (Sandeman et al., 2018 and references therein).

Gander River Ultramafic Complex

The GRUC (historically named the GRUB line) extends to the east of the Queensway Project, outside its boundaries. It consists in discontinuous slivers of an ophiolitic sequences obducted above the Gander zone via major thrust faults during the Penobscot orogeny (see section 7.1). These small mafic-ultramafic bodies are dominantly composed of pyroxenite, serpentinite, gabbro, talc, tremolite zones, mafic flows and related volcaniclastics (Snow, 1988).

Davidsville Group

The Davidsville Group occupies most of the surface of the Queensway Project. It is bounded to the west by the Indian Islands Group and to the east by the Gander River Complex, part of the Gander Lake subzone. It is divided into two main formations (O’Driscoll, 2007): the lower Hunt’s Cove Formation and the upper Outflow Formation. A third formation, stratigraphically underlying the Hunt’s Cove Formation, has been defined as the Barry’s Pond Formation or Weir’s Pond Formation (O’Neill and Blackwood, 1989; Currie, 1995; O’Driscoll, 2007).

The stratigraphy youngs to the northwest, the Outflow Formation overlying the Hunt’s Cove Formation, which itself lies uncomformably on top of ophiolitic sequences of the Gander River Ultramafic complex. The Barry’s Pond Formation occurs sporadically between the Hunt’s Cove Formation and the GRUC. It consists in an assemblage of fossiliferous limestone, graphitic shale, sandstone and conglomerate structurally imbricated with the GRUC (O’Neill and Blackwood, 1989). The Hunt’s Cove Formation transition from a basal, thickly bedded, pebble to cobble conglomerate into fine to coarse-grained sandstone including local interbedded grey to black siltstone and slate (O’Driscoll, 2007). Conglomerate lenses form a minor component of the unit. The Hunt’s Cove Formation is in abrupt, conformable contact with the overlying Outflow Formation (O’Neill and Blackwood, 1989). The Outflow Formation comprises a dominant thick shale package with minor phases of greywacke, sandstone, argillite, graptolitic slate and conglomerate preserved as incomplete Bouma sequences. It is interpreted as distal turbidite sequences deposited in an arc/back-arc setting (O’Reilly et al., 2010).

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Figure 7.4. Queensway (GGN) property geology with major gold occurrences. Source: GoldSpot Discoveries, 2018

Figure 7.5. Queensway (GGN) property geology. Source: GoldSpot Discoveries, 2018

Quaternary

Glacial tills are present throughout the property area. They are noticeably thicker over the southern portion, hindering exploration efforts

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7.2.2 Alteration

Alteration in the area has only been described at macro-scale and is not associated to all vein types. A thin section study from samples taken at various distance from the main auriferous veins would improve current knowledge of the nature of alteration.

Hydrothermal alteration is typically limited and extends only over a few meters in the case of major veins (e.g., Glass showing). It consists in the presence iron carbonate minerals weathered to brown argillic material. Iron carbonates are also observed within the vein mineral assemblages with trace to minor proportions of sulphide minerals. Disseminated, subhedral to euhedral pyrite is also frequent in the immediate selvages of the veins; in a zone varying from a few centimetres to a few tens of centimetres. Sericite alteration is also frequent in zone with highest alteration intensity.

It is possible that a more distal alteration halo is present around auriferous veins, consisting of increased graphite content and/or oxides. Further investigation is required to better characterize the alteration zonation of the gold-bearing hydrothermal system.

7.2.3 Structure

Structure is a key aspect of the Queensway Project and critical control of gold mineralization.

Most rocks display a penetrative, sub-vertical, axial planar structural fabric (S1) trending NNE-SSW (ca. N215; Figure 7.A, B). Local decimetre-scale, open to isoclinal F1 folds have been observed, shallowly-plunging to the north-west. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies (Buchanan, 2004; Sandeman et al., 2018).

Variations in the attitude of S1 have been documented (Figure 7.B). These variations are interpreted as resulting from the development of crosscutting NE-trending dextral fault/shear zones, consistent with a late stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are locally present. Such fault zones are present at outcrop-scale, typically with 0.5 to a few meters offset determined in the presence of quartz veins. The largest example of such shear zone occurs on the north shore of Gander lake, west of the Gander river. It consists in a 10-20m wide, sub-vertical zone of intense S1 disruption trending at N75.

The S1 fabric is frequently affected by crosscutting D2 structures (Figure 7.C). Such structures typically consist in early to well-developed kink banding, fault planes and, locally, open folds. They trend N125-N130 and dip around 60°SW. A conjugate, secondary set of faults and kink banding is locally present at approximately 30°. Relative kinematic indicators indicate NW-SE extension and NE-SW compression.

Most structures observed in the field are of metre to decametre-scale. The lithological homogeneity of rocks over the Queensway Project hinder the identification and delineation of major structures at property scale. Consequently, the company relies on geophysical data to identify probable structures (see sections 9.6 and 9.7).

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 61

A
0
270
90
180
S0 plane (n=128)
F1 plunge (n=17)
Equal angle projection, lower hemisphere
B
0
270
90
180
Dextral fault (n=5)
Senestral fault (n=2)
S1 plane (n=479)
S1' plane (n=22)
F1 plunge (n=17)
F1' plunge (n=3)
Equal angle projection, lower hemisphere
C
0
270
90
180
Representative kink bands
F3 axial plane (n=3)
F3 axis (n=5)
D3 kink and faults (n=36)
Pole to D3 kink and faults (n=36)
Equal angle projection, lower hemisphere

Figure 7.6 Stereographic plot and schematic representation of structural data of the northern portion of the Queensway project. A. S0 stratigraphic surface and F1 fold axis plunges. B. Main and secondary D1 structures. C. D2 structures. — Source: GoldSpot Discoveries, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 62

Figure 7.7. Measurements of quartz veins with associated hydrothermal alteration. A. Stereographic projection of planes. Veins located in the vicinity of well-identified extensional veins are interpreted to be extensional. B. Density plot of data. Black arrows: trends of extensional veins deformation and reorientation parallel to S1 during D1 deformation. Source: GoldSpot Discoveries, 2018

On the macroscopic scale the intersections of the ENE and NNE faults have shown to be favourable locations for gold mineralization historically as shown in figure 7.7. This is possibly due to increased dilative activity at these points. There are several other areas of the GGN area that show similar intersecting geophysically interpreted structures and could indicate higher potential for gold mineralization.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 63

As part of NFGC’s targeting exercise and with the help of GoldSpot Discoveries several areas of high priority and second priority targets have been developed in the GGN area through the use of geophysical interpretation, geochemical interpretation, structural interpretation and machine learning. Priority target areas are shown on figure 7.7.

Figure 7.8 High Priority and Second Priority Tier 1 Targets and intersecting structures . Source: NFGC, 2020

7.3	Mineralization

Gold occurrences consist of auriferous quartz veins displaying variable intensity of hydrothermal alteration and sulphide content. In typical showings, such as the Glass trench in the Joe Batts pond area, gold mineralization consists in mudstone-hosted, conjugate sets of fault-fill and extensional quartz veins with associated hydrothermal alteration. Occasionally, such as at the Bullet showing, veins are hosted in sandstone beds and predominantly extensional veins, as sandstone beds are more competent than mudstone.

Fault-fill and extensional veins typically show evidence of intense deformation, characterized by boudinage, shearing and folding. They are also affected by late-D1, NE-trending, dextral shear fault zones. In some occurrences, such as Lotto trenches 32 and 33 in the Appleton Fault Zone area, auriferous veins and structures crosscut the main fabric (S1). However, they are also affected by D1-related faults, indicating a late-D1 emplacement timing.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 64

Auriferous quartz veins frequently contain fine-grained pyrite, arsenopyrite and visible gold. Less systematically, they include chalcopyrite, galena and boulangerite (Pilgrim, 2005). Sulphide content often is higher in the surrounding host rock than in the vein. Iron carbonates can form up to 10% of the vein content, in addition to the alteration halo around the vein. Iron carbonate form subhedral to euhedral crystals in the vein and are present as disseminated anhedral grains in the surrounding mudstone matrix.

There are over 100 gold showings on and around the Queensway Project however the most notable mineralized zones in the Property are the Joe Batts Pond Deformation Zone which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the Appleton Fault Zone which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the GGS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

The reader is cautioned that results presented below are shown as channel lengths, drill intercept lengths and not as true widths of mineralization. In many cases the true width of mineralization is not known at this time. Drill hole coordinates and full listing of significant historical diamond drill hole intercepts can be found in Appendix F. Grab sample results presented below are highlighted values and are not indicative of the true grade of mineralization found at each of the mineral prospects and showings.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 65

Figure 7.3.1 Selected Prospects along the Appleton Fault and Joe Batts Pond Deformation Zone. Source: NFGC, 2020. The historical estimate disclosed in the above figure was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994 (Geofile 002D_0296. The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate. Also the historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and, therefore, the historical resource estimate cannot be compared with currently mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical estimates.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 66

7.3.1 Joe Batts Pond Deformation Zone

The Joe Batts Pond Deformation Zone is a broad 500 to 1000-metre-wide linear belt of high strain ductile to brittle deformed mudstone containing numerous quartz and iron carbonate veins some of which can be traced for hundreds of metres and are believed to extend over thousands of metres. Gold mineralization has been found along this corridor over a 7 km length to date. Exploration along this corridor has primarily been focussed on the use of surface trenching and diamond drilling to define the mineralized zones. Key showings/zones along this trend are the H-Pond, Pocket Pond, Glass, Logan and Lachlan (Figure 7.3.1).

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 67

NEWFOUND GOLD CORP
N
Legend
Showings
Linear Boundary
Map Staked Licences
Glass
H-Pond
Pocket Pond
Lachlan
Logan
H-Pond
Pocket Pond North
Pocket Pond South
Joe Batts Pond
Joe Batts Brook
024244M
024136M
023800M
006821M
023864M
023862M
023863M
023874M
007984M
024031M
023720M
023987M
024026M
023721M
023861M
023866M
024264M
024141M
024140M
024266M
023064M
025017M
024997M
022491M
023916M
025008M
024139M
023181M
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
0
750
1,500
3,000
Meters

Figure 7.3.2 Selected Prospects along the Joe Batts Pond Deformation Zone. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 68

Figure 7.3.3 Selected Assay Highlights along the Joe Batts Pond Deformation Zone. Source: NFGC, 2020

H-Pond Prospect

The H-Pond Prospect is located along the trace of the “H-Pond” brook directly underlying the H-Pond brook quartz boulder train. Thirty-two diamond drill holes (5,765.2 metres) have tested the H-Pond mineralized quartz veins over a strike length of 800 metres and to a depth of 250 metres. The mineralization occurs in multiple, steep northwest dipping, northeast striking quartz veined zones.

The host to the quartz veining is a folded, variably altered, fine to very fine-grained mudstone/shale with slightly grittier siltstone sections. Cutting these deformed and altered sedimentary rocks are abundant quartz-veined zones on average about 5 metres wide but ranging from 1 to 24 metres in width. The veined zones contain on average about 25% quartz vein material. The veining typically consists of variably stylolitic, partly vuggy quartz-iron carbonate veins that contain visible gold in places. Approximately 50% of the veined zones contain individual veins greater than 20 cm thick, while 7% have veins more than 100 cm thick. The zones having the thicker veins also contain the majority of the higher gold grades. Many of the veins are folded and have variable orientations, though the majority trend northeast (040°). The veins have highly variable dips ranging from flat to vertical.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 69

Accompanying the veining are finely disseminated pyrite, coarse granular pyrite and arsenopyrite porphyroblasts (up to 3cm), which often propagate along bedding planes. The porphyroblasts are locally zoned, having pyrite overgrowths around cores of arsenopyrite. In many places, the porphyroblasts have quartz-filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulphide contents reach a maximum of 15 to 20% marginal to the veins though rarely is there greater than 1 to 2% combined in the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, gypsum along with honey yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and locally visible gold. Visible gold was mainly observed near vein margins or immediately in the adjacent wallrock. The iron carbonate usually occurs along the vein margins as lathy crystals up to 2cm in length.

Much of the quartz veining is enveloped in a 50 to 75 metre wide, steep northwest dipping package of dark grey, strong sericite-iron carbonate speckled alteration. On the western (hangingwall) side the sericite alteration is more intense and the rock has been bleached to a creamy yellow colour. Some of the iron carbonate granules are locally rimmed or, in some cases, totally replaced by chlorite.

Significant drill intercepts include:

HP-04-01: 0.67 g/t gold over 44.45 metres including 12.39 g/t gold over 0.50 metres;

HP-04-03: 11.70 g/t gold over 3.40 metres including 16.27 g/t gold over 2.40 metres;

HP-04-04: 7.20 g/t gold over 2.60 metres including 8.73 g/t gold over 2.10 metres;
HP-05-09: 2.08 g/t gold over 3.75 metres including 9.02 g/t gold over 0.80 metres;
HP-05-11: 5.47 g/t gold over 2.35 metres including 6.91 g/t gold over 1.85 metres;
HP-05-15: 3.40 g/t gold over 3.80 metres including 9.79 g/t gold over 1.15 metres;
HP-06-29: 2.41 g/t gold over 4.80 metres including 6.58 g/t gold over 1.00 metres;
HP-06-35: 6.15 g/t gold over 2.30 metres including 12.29 g/t gold over 1.05 metres.
NFGC-19-05: 2.35 g/t gold over 11.0 metres including 6.73 g/t gold over 3.0 metres

NFGC-19-09: 4.39 g/t gold over 9.0 metres including 17.45 g/t gold over 2.0 metres

The true width of mineralization in drill holes NFGC-19-05 and NFGC-19-09 is estimated to be 6070% based on the geometry of intersection. Due to the historical nature of drill results from HP-04-01. 03, 04, HP-05-09,11,15, HP-06-29,35 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Glass Prospect

A follow up to till sampling in 2017 by NFGC resulted in the discovery of the Glass showing located northeast of the H-Pond brook and H-Pond prospect. Largely viewed as a possible parallel zone to the H-Pond prospect the Glass showing was excavated in 2017 and further expanded in 2018 along a roughly 150 metre strike length of the vein array. Mineralization at the Glass showing is very similar to mineralization intercepted in the historic diamond drilling at the H-Pond Prospect. Linear quartz veins with lesser amounts of iron carbonate range in width from 10-60cm and show boudinage habit along its strike and contain localized arsenopyrite, pyrite, boulangerite, magnesium oxide and visible gold. Alteration patterns at the Glass showing are of cryptic alteration halos of iron carbonate extending for 10’s of cm and lesser amounts of sericite along the vein margins.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 70

Pocket Pond Prospect

The Pocket Pond Prospect, consisting of two significant quartz veined zones, is located under the waters of and immediately to the west of East Pocket Pond, approximately 2.0 to 2.5 kilometres southwest of the H-Pond Prospect. Fifteen drill holes (2,529 metres) have been completed at the Pocket Pond Prospect and the mineralization has been exposed in two surface trenches. Drilling has traced mineralized quartz veined zones over a strike length of 950 metres and to a depth of 250 metres.

The Pocket Pond mineralization is hosted by fine-grained altered metasedimentary rocks like at the H-Pond Prospect, although some sections are somewhat grittier (siltstone). Alteration and mineralization are quite similar to that at H-Pond, except that the veins locally contain up to 20% combined pyrite-arsenopyrite and, in places, have abundant gypsum, talc (?) or dickite (?).

The steep west-dipping (60° to 70°), subparallel zones are approximately 8 to 16 metres wide, composed of 10 to 35% quartz vein material and are about 200 metres apart. The easternmost veined zone intersected by drill hole HP-04-07 was traced to 150 metres below surface by drill hole HP-0528. HP-04-07 and HP-05-28 are the only two drill holes that have tested the eastern veined zone at the Pocket Pond Prospect.

Significant drill intercepts include:

HP-04-07: 6.63 g/t gold over 1.70 m including 25.23 g/t gold over 0.40 metres;

HP-05-28: 5.37 g/t gold over 1.55 m including 13.99 g/t gold over 0.55 metres;

HP-07-39: 1.89 g/t gold over 12.60 metres including 14.36 g/t gold over 0.50 metres;

HP-08-44: 12.43 g/t gold over 3.50 metres including 84.77 g/t gold over 0.50 metres;

HP-08-48: 9.16 g/t gold over 14.2 metres including 255.0 g/t gold over 0.50 metres.

Due to the historical nature of drill results from HP-04-07. 03, 04, HP-05-28, HP-07-39, HP-08-44,48 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Lachlan/Logan Prospect

The Lachlan and Logan prospects were initially discovered in 2000 and 2017 respectively and likely represent the same zone of mineralization as they are separated by 10’s of metres. This area of mineralization represents the most southerly known gold showing along the JBPDZ occurring south of the Trans-Canada highway. Three trenches have exposed this zone along a roughly 175 metre strike length; bedrock is variably iron carbonate altered siltstones and shales that are cut by a number of narrow (1-20cm) quartz veins which are north striking and steeply dipping. Locally visible gold has been noted along with significant concentrations of near massive arsenopyrite (clots to 15cm). The Logan showing was channel sampled in 2017 resulting in 5.0g/t Au over 0.5 metres, 5.7 g/t Au over 1.0 metre and 4.4 g/t Au over 1.5 metres. Channel sampling of the Lachlan zone in 2004 by Rubicon Minerals resulted in 8.5g/t Au over 1.0 metre.

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7.3.2 Appleton Fault Zone

The Appleton Fault Zone is a relatively linear set of faults and vein arrays which has been traced along roughly 5 km on the western side of the Gander Gold North claim group. The fault structure has not been identified in outcrop owing to the glacial scouring however its presence is easily identifiable in diamond drill core and by observation of satellite imagery which delineates a clear NNE linear depression filled with glacial till and overlain by creeks and ponds. In drill core the fault zone is represented by a 100-200m wide zone of locally intense fault brecciated sedimentary rock and fault gouge and is often filled with large volumes of quartz and iron carbonate. Gold mineralization is spatially associated with the main fault lineament as numerous gold occurrences are found within hundreds of meters of the lineament. The exact structural relationship between the known gold occurrences and the lineament are not yet known. Low gold values have also occurred within drill core that has intersected the main fault lineament.

The Appleton Fault Zone contains a number of gold showings including the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater (Figures 7.3.2, 7.3.3, 7.3.4).

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 72

NEWFOUND GOLD CORP
N
024243M
025205M
024031M
Trench 26
Lotto
Powerline
Dome
Little
007984M
North Herman's Pond
Road
023987M
024026M
Cokes
South Herman's Pond
Keats-Baseline
024264M
024141M
023866M
024246M
The Outflow
Bowater
022216M
Bullet
Knob
023804M
024997M
022491M
Letha
Grouse
023962M
024265M
023916M
024138M
024139M
Legend
Showings
Linear Boundary
Map Staked Licences
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
0
750
1,500
3,000
Meters
655500
656000
656500
657000
657500
658000
658500
659000
659500
660000
660500
661000
661500
662000
662500
5430500
5430000
5429500
5429000
5428500
5428000
5427500
5427000
5426500
5426000
5425500
5425000
5424500
5424000
5423500
5423000
5422500
5422000
5421500

Figure 7.3.4 - Selected Prospects along the Appleton Fault Zone Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 73

Figure 7.3.5 - Selected Prospects along the Appleton Fault Zone showing drill intercept values Source: NFGC, 2020. The historical estimate disclosed in the above figure was published by Gander River Minerals in the technical document titled “Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The ‘Knob’ Prospect N.T.S. 20/15” authored by Dean Sheppard, 1994 (Geofile 002D_0296. The data used in the preparation of the historical resource estimate does not meet the current standards of exploration quality assurance and quality control protocols such that it should not be relied upon to produce a current resource estimate for the Knob prospect. Significant additional drilling and data verification would be required to ensure the quality of historic data meets current standards for use in a resource estimate. Additionally, the methods used in the preparation of the resource as a block long section methodology include certain assumptions of geological continuity and grade variography are not adequate to treat this as a current mineral resource estimate. Also the historical resource estimate is not classified in accordance with section 1.2 or 1.3 of NI 43-101 and, therefore, the historical resource estimate cannot be compared with currently mineral resources or mineral reserves as defined in sections 1.2 or 1.3 of NI 43-101 as there has been no work completed to verify and classify such historical estimates.

A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 74

Figure 7.3.6 - Selected Assay Highlights along the Appleton Fault Zone North Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 75

Figure 7.3.7 - Selected Assay Highlights along the Appleton Fault Zone South Source: NFGC, 2020

Dome Prospect

The showing is located just to the east of the north end of North Herman’s Pond. It is a sigmoidal shaped, quartz “blowout” with associated narrow (<1 m wide), brecciated quartz veins and iron carbonate carrying abundant visible gold which appears to be controlled by a dilational structure caused by shearing oblique to the Appleton Fault Zone trend or possibly a crosscutting kink or fold. Host units are dark grey to black mudstones to graphitic shales. Pyrite and arsenopyrite are noted although not always associated with gold values. A 70 m2 area (7x10 m), tested by 4 orthogonal channel samples, gave an uncut average grade of 42.9 g/t Au. Trenching expanded the area of the mineralization by locating numerous other sub-parallel veins that contain visible gold on fractures or healed vein margins associated with green to brown sericite. Ten individual veins have been noted to carry visible gold in the trenched area. Fifteen (15) shallow drill holes (LG99-1-3, LG00-24-31, 37, 38; LG03-01, LG08-44, 45) tested the zone. The first 3 holes drilled in 1999 were drilled 15 m apart drilling through the quartz “blowout”. Gold intersections from these holes gave values:

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 76

LG99-01 - 20.3 g/t Au over 8.6 m including 70.7 g/t Au over 2.6 m

LG99-03 - 10.6 g/t Au over 2.8 m.

NFGC-19-03 — 16.52 g/t Au gold over 6.1 metres including 162.5 g/t Au over 0.6 metres

Later drilling away from the main quartz “blowout” gave the following intercept:

LG00-28 - 4.9 g/t Au over 3.7 m

The true width of mineralization in NFGC-19-03 is estimated to be 90% of the reported down hole width based on the geometry of the intersection. Due to the historical nature of drill results from LG99-01, 03 the true width of mineralization is unknown at this time.

Little Prospect

Candente Resources trench # 19 tested strong soil anomalies, up to 637 ppb Au and 748 ppm As over a strongly deformed/foliated black shale unit cut by quartz veins, some brecciated, and varying in colour from white to grey. An alteration zone in grey-green shales associated with shearing crosscuts the foliation. The zone is up to 5 m wide, with boudinaged quartz veining carrying pyrite, arsenopyrite, and possible stibnite and cinnabar (van Egmond et al, 2004). Black shales, to the west of the shear zone are offset by the shear and contain mineralized and Fe carbonate altered quartz veining. A sheared offset with associated quartz veining trends into the main shear. Mineralized quartz veins gave grab sample values up to 8.7 g/t Au. Channel samples outlined a 4 m wide zone over a 35 m strike length which averages 8.4 g/t Au in the SE portion of the trench and a channel sample in the NW corner gave assay values of 18.6 g/t Au over 7.5 m including 116.6 g/t over 1 m. Black, non-mineralized, shales were encountered to the west of the trench (van Egmond et al, 2004). Two drill holes have tested the zone — LG99-16 which gave low gold values over the interval from 2532.7 m and LG03-2 which didn’t intersect any significant gold mineralization.

Knob Prospect

The Knob prospect (DME File No. 2D/15/Au004) consists of mesothermal, auriferous quartz veins hosted in a variably deformed, NE trending shale and greywacke unit, of the Outflow Formation in the Davidsville Group (Collins, 1991; Evans, 1993). The greywacke is in fault contact with an unmineralized and unaltered shale sequence. The host units strike to the northeast, dip steeply to the northwest, and are overturned (Squires, 2005) and form the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Two types of quartz veins are noted: 1) pyrite-arsenopyrite-rich veins with low gold values; 2) milky-white massive and smaller, sheeted quartz veins, that contain coarse free gold and minor pyrite, chalcopyrite and a steel-grey mineral identified by Collins (1991) as boulangerite. Both vein types are shear-controlled and are hosted by structures that crosscut the greywacke at a high angle. The veins are typically less than 50 cm wide and exhibit pinch and swell textures although the relationship between the two types of veins is not known. Extensional veins (tension-gash) are developed in the greywacke in and adjacent to the main shear zones.

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Wallrock alteration around the milky-white veins consists of silicification with disseminated pyrite and arsenopyrite, and rusty weathering, intensely deformed zones. Mineralization occurs as free gold in the quartz veins, and is also associated with adjacent, carbonate-altered and arsenopyrite-bearing, sedimentary units that give assay grades of up to 5 g/t Au. Veining occurs in all rock units however it is best developed in greywackes, possibly due to the more competent nature of these units (Squires, 2005). Selected channel sample Au assay values from trenching include:

T-90-01 - 6.26 g/t Au over 13.0 m and 81.53 g/t Au over 0.81 m;

T-90-01B - 12.08 g/t Au over 2.78 m and 354.4 g/t Au over 1.10m;

Significant Au drill intercepts include:

GLN-90-11 - 38.53 g/t Au over 6.45 m including. 106 g/t Au over 2.3 m and 412 g/t Au over 0.58 m;

GLN-90-13 - 19.82 g/t Au over 2.6 m including. 32.2 g/t Au over 1.6 m;

GLN-93-17 - 12.33 g/t Au over 10.67 m including. 38.14 g/t Au over 2.14 m and 102.20 g/t Au over 0.76 m;

GLN-93-19 - 9.54 g/t Au over 1.52 m including. 24.02 g/t Au over 0.60 m.

Due to the historical nature of drill results from T-90-01,01B,GLN-90-11,13,17,19 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization at the Knob prospect.

Letha Prospect

The Letha prospect, (DME File No. 2D/15/Au016) consists of a W-NW trending, narrow quartz vein system, hosted mainly in shale that has extensive thickening (a blow-out) where the vein passes from shale into massive greywacke. The plunge of the quartz “blow-out” (340°/-70°) is defined by the intersection of the northerly dipping vein and northwest dipping greywacke-shale contact. Spectacular coarse visible gold is noted in the “blow-out” as well as in the vein even where it is hosted by shale. Select Au grab sample assay values of 106.3 g/t, 136.5 g/t, 225.6 g/t, were found in visible gold-bearing quartz vein material grab samples (Mullen, 2004). Drilling encountered quartz veining down dip / plunge of the vein exposed in surface trenching (Mullen, 2004).

Significant Au drill intercepts include:

GB-04-07 - 0.48 g/t Au over 1.5 m including. 0.78 g/t Au over 0.40 m;

GB-04-17 - 0.90 g/t Au over 4.8 m including. 3.79 g/t Au over 0.5 m.

Due to the historical nature of drill results from GB-04-07,17 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Lotto Prospect

The Lotto zone is located approximately 150-200 m to the north along strike from the Dome showing. Three trenches exposed strong iron carbonate alteration with associated quartz veining and visible gold hosted in dark grey to black mudstones and graphitic shales. The quartz veining parallels, and crosscuts the Linear trend and contains pyrite, arsenopyrite and chalcopyrite. Visible gold was noted in two of the trenches associated with strong iron carbonate and brecciated quartz veins where grab samples gave Au values of 934.4 g/t and 64.1 g/t. Channel samples gave lower grade Au assay values of 1 g/t over a few metres, with (0.5 m) zones assaying up to 11.84 g/t Au.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 78

Nine diamond drill holes (LG99-07 to 10, LG00-32 to 36) intersected wide zones of alteration (iron-carbonate) and Au mineralization. The highest grade Au drill intersections were:

LG00-35 - 14.3 g/t Au over 2.1 m
LG99-07 - 10.0 g/t Au over 2.3 m

Due to the historical nature of drill results from LG00-35, LG99-07 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Grouse Prospect

The Grouse prospect (DME File No. 2D/15/Au017) is a major, complex, mineralized quartz vein system with highly anomalous gold values over significant widths which reach almost 30 m true thickness with individual veins up to 6 m wide. Visible gold was encountered for the first time in bedrock with grab samples of quartz vein material assaying 19.4 g /t Au and 12.1 g/t Au. The geology at the Grouse was found to be similar to the Knob prospect with a more massive greywacke member being the favoured structural host for the development of quartz veining which is contained in a 25 m wide alteration zone. The most prominent vein located along the northern margins of their alteration zone, is orientated east-west and dips north at 50 to 60°. Pyrite / arsenopyrite, is mostly confined to the margins of the veins, while sphalerite, chalcopyrite, galena, and boulangerite are only present in the veins. No visible gold was noted (Mullen, 2004). Drilling has tested the zone 25 m along strike and to 70 m down dip. Select channel samples from this zone include 6.9 g/t Au over 0.6m, 3.6 g/t Au over 0.9m and 2.9 g/t Au over 1.0 m

Significant Au drill intercepts include:

GB-04-08 - 0.97 g/t Au over 7.05 m including. 1.17 g/t Au over 1.20 m and 1.73 g/t Au over 1.40 m;

GB-04-09 - 0.63 g/t Au over 36.0 m including. 1.96 g/t Au over 4.50 m and 7.49 g/t Au over 0.50 m.

GB-04-13 - 0.44 g/t Au over 33.10 m including. 2.96 g/t Au over 1.10 m and 4.19 g/t Au over 0.60 m.

Due to the historical nature of drill results from GB-04-08, 09, 13 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Road Prospect

The Road prospect is located approximately 200-300 m to the east of the Appleton Fault structure and to the southeast of the Dome showing. It appears to be oriented at a 30 degree angle to the AFZ at approximately 165 degrees. It is a sheared and folded zone of alteration (iron carbonate) up to 3 m wide containing boudinaged quartz veins that trend north-south along the shear. The main, shallow dipping (40 degrees) quartz vein is up to 0.7 m wide, averaging about 0.3 m and carries visible gold with associated arsenopyrite and minor pyrite with associated green and brown sericite, similar to the Dome showing.

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Select channel samples gave Au values of 92.6 g/t Au over 1.0 m, and 24.7 g/t Au over 1.2 m.

Five drill holes (LG99-4 to 6, LG08-46, 47) gave Au highlight values of:

LG99-4 - 15.4 g/t Au over 2.7 m and 2.5 g/t Au over 3.0 m

Due to the historical nature of drill results from LG99-04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Bullet Prospect

The Bullet prospect (DME File No. 2D/15/Au002) is hosted by weakly graphitic, greyish-green shales and siltstone of the Hunts Cove Formation of the Davidsville Group. Gold mineralization comprises a narrow, quartz-carbonate vein set developed in a NE trending, steeply south dipping, dextral shear zone (Evans, 1991). The shear zone has a maximum width of 50 cm and an exposed strike length of 24 m. The shear dies out to the northeast and to the southwest the shear and quartz veining are offset approximately 1 m by a sinistral shear zone. Movement along this zone appears to have been coincident with quartz vein development as the vein cuts this shear and was offset by, and folded into, the plane of the shear. Late movement is noted on the shear which hosts the main quartz veins as these veins are broken and reoriented. The veins are generally less then 15 cm thick and are comprised of milky-white quartz with disseminated pyrite, arsenopyrite, boulangerite and minor base metals. The gold occurs as specks and clusters of free gold. Select channel sample values include 11.9 g/t Au over 0.5 m, 43.2 g/t Au over 0.8 m, and grab sample values of 456 g/t Au, 702 g/t Au, 28.7 g/t Au and 78.4 g/t (Gower and Tallman, 1989). Significant drill intercepts include:

GLN-88-04 - 0.89 g/t Au over 4.0 m including. 1.20 g/t Au over 2.5 m;

GLN-88-05 - 0.55 g/t Au over 1.8 m;

GLN-89-06 - 17.3 g/t Au over 0.3 m and 4.40 g/t Au over 2.0 m including. 7.73 g/t Au over 0.7 m.

Due to the historical nature of drill results from GLN-88-04,05,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Trench 26 Prospect

Candente Resources trench #26 tested a strong Au / As soil anomaly located approximately 250 m to the west of the Appleton Fault Zone, immediately to the west of the access road and approximately 200 m to the north, along strike of the Powerline showing. The mineralization is hosted in black to graphitic shales with green shales and greywackes and is the furthest to the north that mineralization has been found on the west side of the Appleton Fault Zone. Trenching gave only weak values in the 0.5 to 1 g/t Au range however sampling was difficult and incomplete due to water inflows into the trench.

Two drill holes tested the zone with assay highlights of:

LG99-20 -1.05 g/t Au over 29.1 m,

LG99-24 - gave only weakly anomalous Au values

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Due to the historical nature of drill results from LG-99-20 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Cokes Prospect

Two trenches Candente Resources #’s 15, 16 tested soil anomalies with values up to 1500 ppb Au and > 2200 ppm As on the west side of the Appleton Fault Zone in the area of the Cokes farm. An 8-10 m wide iron carbonate altered zone with variable quartz veining was located near the contact between a thin (3-4 m), sheared greywacke bed and grey shales. Units are iron carbonate altered and contain boudinaged, narrow, quartz veins with pyrite, arsenopyrite and minor bladed stibnite? in one vein. Grab samples give values up to 11.8 g/t Au with the highest values located in the quartz veins.

Channel samples showed gold values up to 7.5 g/t Au over 1.0 m. The western extension of Trench 15 and Trench 16 exposed iron carbonate altered greywacke (to the west), in contact with unaltered, contorted, grey shales.

Four drill holes LG03-3,4 and LG99-14,15 have tested the zone. Reported Au values include:

LG03-03 - 2.7 g/t Au over 2.7 m

LG03-04 - 3.4 g/t Au over 5.9 m

Due to the historical nature of drill results from LG03-03,04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Powerline Prospect

Candente Resources trenches 21-23 tested a strong soil anomaly with values up to 3940 ppb Au and 34,460 ppm As. Iron carbonate alteration zones up to 5 m wide, with narrow quartz veins, were located in shales and conglomeratic greywacke with acicular arsenopyrite noted in the iron carbonate altered conglomeratic greywacke. To the north, the zone appears to be offset to the east along the crosscutting Herman’s Pond fault structure. Grab samples gave Au values up to 12.4 g/t from the mineralized quartz veins while channel sampling gave Au values of 2.0 g/t over 6.0 m in the northern portion and 1.4 g/t Au over 7.0 m (incl. 5.8 g/t Au over 1.0 m) in the southern portion of Trench 22.

The area was tested by 7 diamond drill holes (LG99-17-19,21-23, LG00-25); only anomalous Au results were found in all holes with up to 1.0g/t Au over 3.1m in LG99-22. Due to the historical nature of drill results from LG99-22 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Keats Prospect

The Keats zone (aka the Keats/Baseline zone) is located approximately one kilometre to the south of the Dome prospect just to the east of South Herman’s Pond. It consists of mainly parallel quartz veins with variable iron carbonate alteration over a width of up to 100 m hosted by black mudstones and grey greywackes, with some sericite also noted. Visible gold has been found along the east margin of the zone, along the east side of South Herman’s Pond, with float samples assaying up to 1,869 g/t Au and channel samples giving values up to 13.6 g/t Au over 1.0 m. The baseline portion of the zone consists of disrupted/boudinaged quartz veins over a 30 m long strike length, open to the north and south and crosscut by shears showing a sinistral sense of movement. Visible gold is noted in many of the quartz veins associated with strong sulphide mineralization (pyrite, arsenopyrite, chalcopyrite, boulangerite?).

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Six diamond drill holes (LG99-11-13, LG03-5, LG08-48, 49) tested the area, drilling to the west towards South Herman’s Pond. Two holes (LG99-11,12) intersected mineralized zones with visible gold that assayed

LG99-11 - 8.8 g/t Au over 4.3 m including a 0.6 metre interval that graded 61.3 g/t Au and second Interval of 9.23 g/t Au over 1.6 metres including 35.4 g/t Au over 0.3 metres

LG99-12 — 16.3 g/t Au over 2.3 metres

Five of the 6 holes over a 280 metres strike length intersected significant gold mineralization, with one hole (LG99-13) drilled to the east away from the mineralization.

Two holes in 2019 targeted the Keats zone with visible gold and notable quartz veining in both holes associated with a previously unidentified fault. Assay highlights from this drilling include:

NFGC-19-01 — 92.86 g/t Au over 19.0 metres including 285.2 g/t Au over 6.0 metres

NFGC-19-02 — 1.54 g/t Au over 12.0 metres including 5.45 g/t Au over 1.0 metre

The true width of mineralization in NFGC-19-01,02 is estimated to be 70% based on the geometry of the intersection. Due to the historical nature of drill results from LG99-11,12 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Bowater Prospect

The Bowater prospect (DME File No. 2D/15/Au003) consists of narrow (up to 10 cm wide) extensional and minor shear controlled, milky-white, quartz-pyrite veins and quartz breccia. The quartz is developed in a 12 m thick, weakly sericitized / carbonate-altered, black, quartz-feldspar-rich, greywacke, a unit in the Outflow Formation of the Davidsville Group. Two main vein orientations are noted, a N-NE bedding parallel set and a cross-cutting E-W set (Woldeabzghi, 1988).

The gold mineralization is associated with dark grey to white brecciated quartz veins with gold values directly related to pyrite concentration. A southeasterly plunging, open, F2 fold in one of the trenches is thought to have played a role in localizing gold. Graphitic shale which forms the footwall to the greywacke contains up to 20%, non-auriferous, pyrite. Grab samples give values up to 20 g/t Au.

Select Channel sample assay values from trenching include 8.8 g/t Au over 1.0m and 3.2 g/t Au over 1.0m. (Woldeabzghi, 1988).

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7.3.3 Gander Gold South

The Gander Gold South claim group has witnessed significantly less exploration than the northern portion of the Queensway Project owing partly to the increased glacial cover and distance from major centres. There have however been a number of gold discoveries made through basic prospecting, soil and till sampling and surface trenching. Significant gold prospects in this area include the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL (Figure 7.3.3).

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NEWFOUND GOLD CORP
N
North Paul's Pond
Road Gabbro
A-Zone Extension
Aztec
LBNL
Goose
Hornet
Greenwood Pond
Woodmans Pond
Legend
Showings
GGS Boundary
Map Staked Licences
Water Bodies
0
5
10
20
Kilometers
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21

Figure 7.3.8 - Selected Prospects in the Gander Gold South Area. Source: NFGC, 2018

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Greenwood Pond Prospect & Hornet Showings

The seven Greenwood Pond showings (DME File No. 2D/11/Au012 to Au018) and the Hornet showing (DME File No. 2D/11/Au008) consist of altered gabbro with disseminated pyrite and typically <5 % arsenopyrite. It appears that the reported detailed locations for a number of the Greenwood Pond showings are incorrect since attempts to locate the Greenwood #4 to #7 trenches by Altius Minerals in 2012 were unsuccessful and New Found Gold geologists tried to locate five of the six showings (except Hornet and Greenwood #1) in 2018 but could only locate Greenwood #2 which had been trenched and left open. Their proximal location is still valid however existing government datasets have misplaced their position and further field recognisances is required.

Gold grab sample assay results include:

Greenwood #1 - 1.8 g/t Au; Greenwood #2 - 5.27 g/t Au and 23.2 g/t Au; Greenwood #3 - 2.75 g/t Au; Greenwood #4 - 1.9 g/t Au; Greenwood #5 - 2.9 g/t Au; Greenwood #6 - 3.09 g/t Au; Greenwood #7 - 1.5 g/t Au.

Channel sampling on the Greenwood #4 to #7 showings gave generally low Au values with two samples from mineralized gabbro giving 1.74 g/t Au and 1.09 g/t Au over 1.0 metre, and another in greywacke gave 1.2 g/t Au over 1.0 metres (Tallman, 1989). These samples are not sourced to a particular trench or showing and give gold values only. The Hornet showing consists of small, 1-2 cm, quartz-pyrite stringers with vuggy quartz veins in a silicified, fractured and brecciated felsic unit which gave grab sample values to 23.2 g/t Au, and a channel sample that gave 2.86 g/t Au over 1.0 metre. No drilling is reported on either the Greenwood Pond or Hornet showings.

North Pauls Pond Prospect

The North Pauls Pond prospect (DME File No. 2D/11/Au020) consists of quartz veins exposed in trenching, at least 1 m thick with Au grab sample values of 10.86, 8.96 and 5.24 g/t. Quartz veins with 10-20 % patchy to semi-massive stringers of arsenopyrite are hosted by black, strongly foliated, and possibly tightly folded, fine-grained, Davidsville Group siltstones. The highest-grade mineralization is associated with a combined IP/chargeability anomaly and a cluster of angular, gold bearing quartz vein floats that gave grab sample values to 15.25 g/t Au.

The prospect was diamond drilled in 2005 with six holes (1 ,962m). Significant gold drill intercepts include:

PP-05-01 - 0.58 g/t Au over 0.55 metres in a broader interval of anomalous gold mineralization;

PP-05-02 - 2.1 g/t Au over 0.20 metres and 2.1 g/t Au over 0.55 metres;

PP-05-06 - 7.1 g/t Au over 0.35 metres and 4.3 g/t Au over 0.50 metres.

Due to the historical nature of drill results from PP-05-01,02,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Aztec Prospect

The Aztec Prospect (DME File No. 2D/11/Au006) and A-Zone extension prospects (DME File No. 2D/11/Au007) occur as epithermal-style quartz veins in an alteration system associated with the fault contact between the Davidsville Group and Indian Islands Group. Mineralization consists of low-grade gold values which has been trenched and tested with six diamond-drill holes, and has been traced along strike for approximately 330 m. The Aztec prospect alteration is believed to be developed in the structural footwall of a fault zone and is comprised of silicified, pyritic conglomerate or breccia which Tallman (1989) suggested may be developed adjacent to an epithermal style silica sinter. Gold mineralization typically carries <1 g/t Au and is associated with conglomerate. Trench grab samples gave assay values in the 1.01 to 1.03 g/t Au range. The “hydrothermal breccias” exposed on surface, exhibit multiple phases of brecciation and pervasive silicification, with concentric chalcedony rinds, over a thickness of approximately 10 m. Below the hydrothermal breccia, and structurally beneath the possible sinter is an approximate 70 m thick zone of variably developed argillic alteration in fine-grained siltstone/sandstone. The alteration intensity appears to decrease away from the structural contact. The alteration zone has a strike length of 330 m, and a width of 100 m with a shallow dip to the northwest (Tallman, 1989b).

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Six drill holes (575 m) tested the mineralized zone over a 300 m strike to a depth of <50 m. Significant Au drill intercepts include:

AZ-88-01 - 0.40 g/t Au over 2.0 metres including 0.61 g/t Au over 1.0 metres;

AZ-88-02 - 0.95 g/t Au over 0.7 metres;

AZ-88-06 - 0.52 g/t Au over 3.6 metres including 1.27 g/t Au over 0.6 metres.

Due to the historical nature of drill results from AZ-88-01,02,06 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

At the A-Zone extension which is parallel to and 500 m to the east of the Aztec zone, a series of trenches exposed an approximately 30 m thick, pervasively chloritized, locally potassic-altered, greywacke unit in siltstone cut by thin, discontinuous, extensional quartz-carbonate veins and veinlets carrying arsenopyrite/pyrite. The mineralized zone has a strike length of approximately 250 m with trench channel samples giving Au values of 2.6 g/t Au over 7.0 metres and 1.0 g/t Au over 13.0 metres (Tallman, 1989a). No drilling is reported to have tested this zone.

Goose Prospect

The Goose Prospect (DME File No. 2D/11/Au011) was discovered by Noranda during follow up of float boulders with Au in grab sample values up to 42.1 g/t Au. It is hosted by weakly deformed, grey-green, massive sandstone, limonitic sandstone and green chloritic siltstone of the Davidsville Group, with patchy silicification associated with 1-2 cm milky white quartz veins and veinlets. The mineralization is arsenopyrite, pyrite and pyrrhotite as fine to coarse patches in the quartz veins and as disseminations (up to 10%) in the wall rock. The prospect is classified as an arsenopyrite rich quartz vein style of mineralization (Evans, 1996). Noranda (1989) determined that the mineralization was regular along strike, trending at 055°, dipping moderately to the NW, and varying from 2 to 10 m (average 3 m) thick over a strike length of 180 m, remaining open along strike and to depth. It was tested by 7 trenches and 8 drill holes over a 100 m strike length with four diamond-drill holes (291.1 m) in 1988 and 4 DDH’s (572 m) in 2004. - Significant gold drill intercepts include:

GZ-88-01 - 3.14 g/t Au over 2.5 metres;

GZ-88-02 - 7.54 g/t Au over 1.0 metres, 1.64 g/t Au over 2.8 metres;

GZ-88-03 - 0.93 g/t Au over 9.8 metres including 1.89 g/t Au over 1.1 metres;

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GZ-88-04 - 0.76 g/t Au over 3.0 metres including 1.4 g/t Au over 1.0 metres.

The 2004 drilling found that gold mineralization was in narrow high grade to wide anomalous intervals such as:

PP-04-01 - 15.68 g/t Au over 0.8 metres, 1.22 g/t Au over 1.11 metres, and 2.14 g/t Au over 1.62 metres

PP-04-02 - 0.30 g/t Au over 9.45 metres

PP-04-04 - 2.14 g/t Au over 0.6 metres

Due to the historical nature of drill results from GZ-88-01,02,03,04, PP-04-01,02-04 the true width of mineralization is unknown at this time. Further drilling would be required to determine the true width of mineralization.

Road Gabbro Showing

The showing (DME File No. 2D/11/Au009) is hosted in the Botwood Group, close to the Davidsville Group contact. The outcrop consists of gabbro with quartz veins carrying pyrite and minor visible gold, which intrude siltstones and shales of the Botwood Group. It was trenched and channel sampled with a select Au assay value of 2.24 g/t Au over 1.0 metres which included visible gold. A grab sample from a chloritized gabbro boulder, with pyrrhotite, silicification and quartz veining, from the rubble piles from the trenching, gave an assay value of 25.4 g/t Au. There has been no reported drilling at this showing to date and it remains largely untested.

LBNL Showing

The showing (DME File No. 2D/11/Au010) consists of narrow quartz-arsenopyrite veins in a silicified granitic intrusive. It was discovered in follow up of a soil sample value of 3230 ppb gold. Arsenopyrite forms coarse patches in the veins and sometimes mantles the vein margins. Two of five trenches gave assays >1 g/t Au - LB 02, chloritized greywacke and gabbro - 1.36 g/t Au over 1.0 metre and LB 03, sericitized greywacke with quartz veins - 1.80 g/t Au over 1.0 metre. Angular, pyrite/arsenopyrite bearing, sericitic altered greywacke float, located near the showing gave values of 1.27 and 5.18 g/t Au from six grab samples (Tallman, 1989). No drilling is reported to have tested the showing.

7.4	Geophysics

Airborne Geophysical Survey

2017 - CGG Canada Services Ltd. for Palisade Resources (predecessor of NFGC) — entire Queensway Project area - 5,311.9 km HELITEM 35c electromagnetic/magnetic airborne geophysical survey, over all company owned and optioned ground from May 12 to June 9. The survey coverage was broken into 2 blocks, one over Gander Gold North and South and the other over Twin Ponds-Island Pond. Block 1 had 4,533.6-line kilometers in a 90°/270° orientation and a 200-meter spacing with 477.6 line kilometers in a 0°/180° orientation and 2,000 meter spacing whereas block 2 had 271.2 line kilometers in a 90°/270° orientation and a 200 meter spacing with 29.5 line kilometers in a 0°/180° orientation and 2,000 meter spacing. Data was acquired using a HELITEM35C electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data from these sensors were processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensured accurate positioning of the geophysical data. The purpose was to map the geology and structure of the area to assist in detecting potential zones of gold accumulation. Since 2017 the data has and is being interpreted with a goal of better understanding of the geology and mineralizing events and to generate targets for detailed exploration programs.

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Figure 7.4. Mag-EM composite of the 2017 CGG airborne survey . Source: GoldSpot Discoveries 2018

Ground Data

Although there has been considerable amount of historic ground work, only two geophysical ground dipole-dipole IP/Resistivity surveys that were conducted by Eastern Geophysics Limited of Nova Scotia, Canada, in 2004 (7 lines totalling 8.35-line km) and 2007 (30 lines totalling 59-line km) in the vicinity of Joe Batt’s Pond and H Pond, have digital data. These datasets were both oriented N132E and the spacing between survey lines was approximately 90 m. These surveys aim was to better define the gold-bearing mineralized structure where previous drill testing of coincident IP chargeability high and EM resistivity lows (conductors) has resulted in the intersection of broad, gold-bearing quartz vein zones containing disseminated pyrite and arsenopyrite mineralization.

In 2011, Atlantic Geophysics Inc. conducted 29 survey lines, totalling 68.5-line km, of a 100 m spaced dipole-dipole IP/Resistivity survey and then merged both previously mentioned datasets.

Airborne Data

Regional data was acquired through the GEOSOFT DAP server and included the data for:

•        Gander-Botwood magnetic survey — N-S lines, 1 km spacing

•        Newfoundland #4 magnetic survey — E-W lines, approximately 800 m spacing

•        Newfoundland #7 magnetic survey — E-W lines, 900 m spacing

These data were used to provide a regional overview of the geophysical data and to identify the potential for regional scale structures that may impact the current areas of interest. The magnetic grids from these surveys were of poor quality, therefore several lines were roughly levelled in the accompanying GEOSOFT databases, then the data was re-gridded and merged to provide a clearer picture of the magnetic data. This product was used for internal purposes only and is only displayed later in the report for the purpose of showing the regional scale ENE structures.

In 2003, Fugro Airborne Surveys, Toronto, Canada completed two DIGHEMV-DSP (frequency domain and magnetic) magnetic surveys (Block H and I) over parts of GGN for Rubicon Minerals Corporation (see Figure 7.4.1).

The Block I survey included E-W traverse (75 m spacing) and N-S tie lines (1 km spacing). The survey covered 1671-line km, and included the areas of Jonathon’s Pond in the NE to the JBP trenches in the SW. The purpose of the survey was to identify potentially significant structural breaks that could control gold-bearing mineralized systems as well as provide an aid in the geological interpretation of the area.

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The second survey (Block H) was flown over the southern 2/3rds of the Twin Ponds-Island Pond area of the GGN. The survey lines were again flown E-W (75 m spacing) with perpendicular tie lines spaced approximately 1 km apart. A total of 4,992-line km was collected. The purpose of the survey was to detect shear-hosted auriferous mineralization, to locate any zones of conductive mineralization and to provide information on the geology and structures of the area.

In July 2012, Goldak Airborne Surveys, of Saskatchewan conducted an airborne magnetic gradiometer survey for Northern Skye Resources Ltd., a total of 2092-line km was flown. Lines were flown N120E at 100 m spacing and perpendicular tie lines N30E at 1000 m spacing. The data partly overlaps the current claims in the GGN area, including the Joe Batt’s Pond area and part of the Gander River complex (see Figure 7.4.1).

In 2017 CGG Canada Services Ltd. for Palisade Resources (predecessor of NFGC) surveyed the entire Queensway project area (see Figure 7.4.1) - 5,311.9 km - a HELITEM 35c electromagnetic/magnetic airborne geophysical survey, which covered all company owned and optioned ground from May 12 to June 9, 2017. The survey coverage was broken into 2 blocks, one over Gander Gold North and South and the other over Twin Ponds-Island Pond. Block 1 had 4,533.6 traverse line kilometers-oriented E-W and 200-meter line spacing, with tie lines totalling 477.6-line kilometers, N-S orientation and 2,000 meter spacing.

Block 2 had 271.2 traverse line kilometers-oriented E-W spaced 200 m apart, and 29.5 tie line kilometers, N-S lines, and 2,000 meter spacing. Data was acquired using a HELITEM35C electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data from these sensors were processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensured accurate positioning of the geophysical data. The purpose was to map the geology and structure of the area to assist in detecting potential zones of gold accumulation.

The Helitem35c with MULTIPULSE EM system transmits two pulses — the high-power pulse (half-sine wave) to achieve depth of exploration, and a square wave designed to improve near-surface resolution.

The magnetic data from the airborne surveys from 2003 onwards are of good quality and required no additional treatment. An attempt was made to merge the magnetic data from each dataset into a single grid but likely due to the different processing procedures by each company with respect to the IGRF (International Geomagnetic Reference Field), it proved challenging and ultimately may have created a false trend in the data, so the procedure was abandoned. All data were utilized in profile form and using the individual grids, in conjunction with each other in areas of overlap.

The EM data from the Fugro and CGG surveys is also of good quality, but no attempt was made to merge this information, given the difference in the EM systems. Regardless, the differing systems provide a similar geologic picture.

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Figure 7.4.1. Airborne Surveys - 2017 CGG HELITEM survey (red), 2003 Fugro surveys (orange and teal), 2012 Goldak magnetic survey (green) overlying the terrain. Source: GoldSpot Discoveries, 2018

7.4.1 Overview of the airborne geophysical data

Magnetic data

As previously detailed, the regional data was examined to identify regional structures that may not be as obvious from a smaller survey. On review of this magnetic data, in conjunction with the digital terrain, some regional scale NE-SW to ENE-WSW trends appear obvious and on comparison with the known showings indicate some potential control for mineralisation (see Figure 7.4.2).

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Figure 7.4.2 - regional magnetic data with potential structures and known showings. Source: GoldSpot Discoveries, 2018

Most of the magnetic survey data (Figure 7.4.3) especially the GGN region, exhibits a quiet magnetic background consistent with mapped siliciclastic marine sediments of the Davidsville group and NNE-SSW/NNW-SSE trending narrow magnetic features which are attributed to low-angle mafic dykes intruding the Davidsville. Several sporadic later NW-SE striking dykes are located within the Davidsville closest to the Gander River ultramafic complex. The Gander River ultramafic complex (A on Figure 7.4.3) is obvious along the northeastern edge of the geophysical survey identified by a strong magnetic signature, and as will be seen in the EM data, associated with conductive zones and lineaments.

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Unlike the Appleton Fault area, the magnetic data over the Twin Ponds claims is considerably more active, exhibiting a more elevated magnetic background — which will be discussed later on in the report. The mapped geology suggests that the major lithologies within the claims are the Ten Mile Lake formation, the Duder Group melange/Badger Group and the Mt. Peyton mafic intrusives. These contacts are clearly identifiable in the magnetic data; however, a noticeable difference is a strongly magnetic unit (B on Figure 7.4.3) striking NE-SW/NNE-SSW, parallel to the Reach fault, which may be either the extension of a mapped mafic unit lying to the northeast along the boundary of the claims, or possibly a gabbroic body lying at the mapped contact.

The magnetic fabric becomes more pronounced in the Gander South claims, and increasingly so southward. On the western geophysical survey boundary, a mafic unit is attributed to the Mount Peyton Intrusive suite (C on Figure 7.4.3), and on the eastern survey boundary the magnetic data shows an increase in signature, which may be part of the Gander River ultramafic complex (D on Figure 7.4.3).

An extensive unit which is believed to be gabbroic (E on Figure 7.4.3) located south-west central of the survey and essentially striking NE-SW houses the Greenwood Pond showings. This gabbroic unit initially seems folded and perhaps sheared along the fold axis — a strike of NE-SW, however these “fold-like” features are more likely evidence of drag along regional scale structures. At the very least the unit is extremely disrupted and crosscut by multiple proposed structures. Most of the known showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Extensive (20-30 kilometers or more) weak to moderate magnetic zones which may be attributed to banded iron formation striking N034E in the south and at their northern extent N024E, lie in the southern central area of the survey (F on Figure 7.4.3) and near the eastern survey boundary (G on Figure 7.4.3). The eastern magnetic zone (which approximately correlates with the mapped contact between the Outflow and Hunts Cove Formations of the Davidsville Group) is comprised of several narrow closely spaced magnetic lineaments which for much of their length are parallel or coincident with formational EM conductors — likely graphitic horizons. The central zone is considerably weaker along most of its length than the zone to the east, and lies adjacent to a formational conductor zone again likely graphitic material.

Parallel with the eastern zone (G) along the eastern survey boundary is a unit of what seems to be alternating mafic and felsic material judging by the magnetic signature (H on Figure 7.4.3). Airborne IP effect zones seem to correlate with the more felsic material.

Along the western survey boundary, sandwiched between the Mt Peyton mafic rocks/Great Bend Ophiolite and the gabbroic unit, is an essentially non-magnetic zone, which corresponds with a weak-moderate conductive zone, that may be part of the Indian Islands Group or perhaps the Ordovician black shale (I on figure 7.4.3 and F on Figure 7.4.3respectively).

What has been previously mapped as Bear Pond Gabbro lies in a magnetically quiet area, and the magnetic response seems more consistent with a sedimentary unit. The Great Bend Ophiolite is more extensive than what has been mapped and is potentially folded along a NW-SE axis, as is the southern extent of the gabbroic unit.

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The GGS region is structurally complex. Major structures follow the geologic fabric striking N025E-N040E, other structures trend subparallel to the Gander River (N060E showing dextral offset), and N95E to N125E structures also with dextral offset occur throughout. Less commonly approximately N170E to north-south structures can be identified.

EM data

Similar to the magnetic data, much of the EM response is relatively weak in the GGN region (see Figure 7.4.4), with a fabric striking N030E. Stronger conductive responses can be identified immediately west of the Appleton fault zone (A on Figure 7.4.4), which may be due to slightly graphitic shales, and associated with the Gander River Ultramafic Complex (B on 7.4.4). The conductive sediments associated with Gander Lake can be clearly seen between GGN and GGS.

In the Twin Pond region, the ground is quite resistive, showing little response within the Ten Mile Lake Formation, except for a strong airborne IP effect response within Twin Pond Lake itself, which is likely due to a buildup of clay material. Two sub-parallel conductive zones (D on Figure 7.4.4) are located on either side of the contact between Duder melange/Badger formation and Ten Mile formations. Other small strike length conductors to the south (C on Figure 7.4.4) lie along the contact but strike NNW-SSE. This change in orientation is likely indicative of the disruption associated with the melange.

The extensive gabbroic unit in the Gander South area mentioned in the previous section, is as expected, quite resistive, but shows isolated responses which are indicative of airborne IP effects. These airborne IP effects mostly occur at the boundaries of the unit, or in areas of lowered magnetic intensity.

The extensive weak to moderate magnetic zone F on Figure 7.4.3 lies adjacent to and in places partially correlates with a somewhat broken but extensive conductive unit (central E zone on Figure 7.4.4). The parallel magnetic zones G on Figure 7.4.3 correlate with coincident strong conductors (eastern E zone on Figure 7.4.4). As mentioned previously these extensive conductors are likely graphitic horizons.

The “resistive areas”, especially between the extensive E conductor zones, also includes weaker conductors/airborne IP effect zones but these are more linear features striking NNE-SSE.

In the interpretation of the EM data, no differentiation has been made between the conductive anomalies and potential airborne IP effect zones as, along their length, these features can change geometry appearing as either a conductive or airborne IP effect anomaly. However, where strong and/or isolated IP effects exist these have been labelled separately in the interpretation layers.

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Figure 7.4.3. RMI - the labels A-I represent features commented on in the report. Source: GoldSpot Discoveries, 2018

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Figure 7.4.4. dB/dt Z component half-sine channel 9, with labels (A — F) representing features commented on in the report. Source: GoldSpot Discoveries, 2018

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7.4.2 Appleton and JBP Fault Areas

As an aid in the interpretation, the magnetic data was upward continued in an attempt to identify areas of low magnetic intensity, which are normally associated with gold mineralization, and which may not be easily identified in such a magnetically quiet environment. 7.4.5 shows the vertical derivative of the 150 m upward continued Residual Magnetic Intensity (RMI). It identifies several NNE trending regions of slightly lower magnetic intensity, amongst these lowered magnetic areas contain the Lotto Zone, Letha, Grouse, H-Pond and Pocket Pond showings. Other parallel magnetically lower regions between the Appleton and JPB faults remain essentially unexplored. The September 2018 field work indicated areas of alteration and/or quartz veining as shown in Figure 7.4.5 which correlate well with the lowered magnetic zones.

Given the mostly low amplitude response of the magnetic data, structural features have been defined using the upward continued magnetic grids, offsets and truncations in dykes and the EM data. The major structural directions determined from the geophysical data in the Appleton/JBP areas appear to be NE-SW/ENE-WSW (dextral) to NNE-SSW, and NW-SE.

The magnetic response from culture (likely a powerline) along the TCH is clearly identified crosscutting the survey (Figure 7.4.5).

Generally, between the Appleton and JBP faults the ground is more resistive (Figure 7.4.6). However, with an “abrupt” change in elevation (from 100 m to 70 m) approximately 1 km west of the JBP fault, the ground becomes more conductive in the east. This elevated EM response cannot solely be attributed to the expected response of conductive material in low-lying areas, as the conductors are still identified on the later channels (indicating conductivity at some depth), so the change in response likely reflects a change in lithology.

Another 2 km east of the JBP fault adjacent to the Gander River ultramafic complex the ground returns to being more resistive, see Figures 7.4.5, 7.4.7 (1-1.5 km width) and 7.4.8, again this likely indicates a change in lithology even though there is a small increase in the elevation from the west to east. A map by Canadian Zinc Corporation indicates historic Noranda till sampling which return value of between 101-1000 ppb Au sporadically along the length of the resistive zone. More recent till sampling was conducted within this area in 2018 which indicated some moderately favourable numbers, and rock sampling indicated the presence of quartz veining within this resistive area adjacent to the Gander River ultramafic complex conductive zone, adjacent to a regional ENE structure-further investigation along this resistive zone may be warranted.

The EM data (Figure 7.4.6) has identified numerous lineaments, several of which are closely associated with the areas of mineralization and zones of alteration mentioned above. These lineaments have an unusual signature, in that they also appear as “lower values”, however these lows likely represent the centre of the conductor axis. Since they do not have a regular conductor shape, (Figure 7.4.8), they are possibly an airborne IP effect response, which can be due to faults, pyritic material, graphitic argillite material or perhaps alteration (Hodges and Smith, 1997).

Previous drill testing on H-Pond, by Paragon Minerals, of coincident IP chargeability highs and conductors resulted in the intersection of broad, gold-bearing quartz veins containing pyrite and arsenopyrite mineralization. Previous work has shown that subtle IP chargeability highs can be seen surrounding carbonate-sericite alteration.

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Figure 7.4.7 shows the proposed regional scale features defined from the magnetic data and how these relate to the HELITEM EM data. They seem to indicate dextral offset in the EM data.

Figure 7.4.5. First vertical derivative of the upward continued Residual Magnetic Intensity north of the Gander River with known showings and outlines around magnetically lower regions along with known alteration and potential alteration trends. Source: GoldSpot Discoveries, 2018

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Figure 7.4.6 - (a - above) EM channel with the known showings and known mineralization and potential alteration trends (b - below) EM interpretation lineaments and airborne IP anomalies over a ternary image of the EM channels, with known alteration and potential alteration trends. Source: GoldSpot Discoveries, 2018

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Figure 7.4.7 - dB/dt Z component square pulse channel 4 from the HELITEM survey, showing the possible regional scale NE-ENE structures with dextral offset. Source: GoldSpot Discoveries, 2018

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Figure 7.4.8. Profiles over the H Pond and Pocket Pond EM data. Source: GoldSpot Discoveries, 2018

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7.4.3 Twin Pond

The magnetic data over the Twin Pond claims is considerably more active, exhibiting a more elevated magnetic background. This is likely due to the numerous dykes that occur in the area (see Figure 7.4.9) that can be seen from the 2003 Fugro magnetic data.

Figure 7.4.9 - 2003 and 2017magnetic data over Twin Pond area. Source: GoldSpot Discoveries, 2018

There are two sets of dyke directions within the mapped Ten Mile Lake Formation - NNE-SSW/NE-SW and NW-SE. Within the Duder melange/Badger formation the dykes strike closer to a north-south direction, adjacent to the contact. Because of the extensive number of dykes only those of the strongest magnetic intensity were outlined on the interpretation layers.

The NNE-SSW contact between Ten Mile formation and the Duder melange/Badger formation is clearly identified in both the 2003 and 2017 magnetic data. It may just be due to anomaly geometry of the strong magnetic body which lies in a parallel direction to the Reach Fault; however, a zone of lowered magnetics occurs on the western boundary of the stronger magnetic zone (the higher intensity region may possibly be a gabbroic body?) and is clearly seen correlating with a large-scale feature identified in the regional magnetic data (see A on Figure 7.4.10).

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A regional-scale NE-ENE structure correlates with a dextral offset that can be identified in the 2017 data. A magnetically lowered area immediately south of this near the eastern boundary (B on Figure 7.4.10) of the claims, may be worth some investigation, as well as the intersection of the lithologic boundary with the NE-ENE structure, where several small strike length EM conductors occur (see Figure 7.4.11)

A parallel regional NE-ENE structure to the north essentially cuts through the T-Rex and Clydesdale showings.

Figure 7.4.10 - upward continued magnetic data with the large-scale regional structures that can be defined from the regional magnetic data. Source: GoldSpot Discoveries, 2018

The EM data (7.4.11) over most of the area is quite resistive, showing little response within either the Ten Mile Lake Formation, Mt Peyton suite, or the Duder melange/Badger formation, except for a strong airborne IP effect response within Twin Pond Lake itself, which is likely due to a buildup of clay material, a conductor axis along the NNE-SSW regional-scale structure, and conductors both extensive and short strike length along the mapped lithologic boundary.

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Figure 7.4.11 - EM channel with the interpretation layers and the large-scale regional structures and known showings. Source: GoldSpot Discoveries, 2018

Two near NW-SE (A and B on 7.4.11) striking conductors are confined between structures that strike parallel to the Reach fault direction. Label A indicates a dip direction to the southwest, whereas the dip on B is not easily determined. A and B may be the same feature offset dextrally.

Two other conductive zones (C and D on 7.4.11) strike NE-SW curling through to near N-S, where they intersect in the north lies close to the Clydesdale showing location. The orientation change of the conductors in this area may well be due to the melange. Typically, the melange would not be considered prospective, however given the intersection of the NNE-SSW structure and the other large-scale structures (one of which the T Rex and Clydesdale appears to lie along) this area warrants some further investigation.

Several major structural directions have been defined in the Twin Pond area; these are NNE-SSW (consistent with the Reach Fault direction), NE-ENE (consistent with the large-scale regional structures), NE-SW and NW-SE.

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7.4.4 Jonathon’s Pond

The Jonathon’s Pond area has been covered by the 2003 Fugro survey. The review of this data is still in the preliminary stages, however, as seen in the magnetic and EM images on Figure 7.4.12 and Figure 7.4.13 the regional NE-ENE and NNE-SSW structures are clearly identified in this survey data as well. Several showings lie in close proximity to the NE-ENE regional trend which passes through the centre of the claims, namely SW Jonathon’s First Pond (Asb), Appleton #1 (Au), Jonathon’s Second Pond (Au), Jonathon’s Pond (Au), Head of Second Pond Brook (Cr), Gander Bay Road (Py) and West One Island Pond (Cr). An NNE trend intersects with the regional scale NE-ENE trend near the claim eastern boundary. Figure 7.4.13 displays the known showings and from this image the regional structure directly south of the Jonathon’s Pond claims passes close to the Road Breccia, Jasperoid and Barite showings in the west-south-west and continues east-north-east to include Bowater, Road, Dome and still further north east lies close to 798 and H-Pond. The regional structure that passes through the centre of the claims also potentially includes the Virginia Holdings Au showing in the WSW.

Figure 7.4.12 - Fugro 2003 magnetic data in the Jonathon’s Pond area with potential regional scale structures. Source: GoldSpot Discoveries, 2018

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Figure 7.4.13 with the EM data from the 2003 survey, potential regional structures and known showings. Source: GoldSpot Discoveries, 2018

7.4.5 Gander South

As previously mentioned, the magnetic data over the Gander south area is more complex than that over the Gander Gold North area. A previously unmapped elevated magnetic zone which is attributed to being a possible gabbroic unit at the eastern Davidsville boundary (Evans 1991 -suggests that the gabbros are widespread throughout the Davidsville and Botwood groups however they appear to be concentrated along a linear belt that approximates the Botwood-Davidsville contact. This suggests a significant, regionally extensive, deep-seated structure which may have provided a pathway for the later mineralizing fluids).

Evans writes “the gabbro bodies are Fe-rich and rheologically ideal for the formation of either shear-zone hosted or dilatational, mesothermal quartz veins. Therefore, the numerous gabbro plugs may prove to be the best exploration targets as they exhibit the most favourable characteristics for the development of economic concentrations of gold mineralization”.

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This proposed gabbroic unit houses the Greenwood Pond showings as well as the Goose, LBNL and Road Gabbro showings. As previously mentioned, the gabbroic unit seems to show evidence of drag along the NE-ENE regional structures. Most of the known showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Greenwood Pond #2, #6, #3, #4 and Goose showings all lie in close proximity to one of the NE-ENE structures which also passes close to the Breccia Pond showings in the southwest and the Dead Wolf Brook No 1 and 2 showings further to the northeast.

Likewise, Xingchang, Hunan and Beaver Brook showings, lie along a similar structure which extends northeast into the Gander South claims. The offset in this structure, see Figure 7.4.14, appears at first glance to be quite large however the magnetic response indicates that the gabbroic unit north of the structure may either be deeper, or covered thicker more recent material. The exaggerated offset may also be caused by a magnetically lowered region north of the structure between the northeast dyke and the strongest response of the gabbro, indicating a possible area of interest along the structure (location shown by the star symbol on the figure).

Figure 7.4.14 — 1st Vertical Derivative of the magnetic data, with the regional scale structures and known showings. Source: GoldSpot Discoveries, 2018

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7.4.15a indicates a general lowering in the magnetic signature in an essentially E-W to NE-ENE-direction in the vicinity of Eastern Pond, along with the EM lineaments, zones and single point anomalies defined from the EM data. It is obvious from the dotted outline that there has been some offset along NE-NNE and SE directions which fits with proposed regional and more local scale structures. It is interesting to note in the locations of A and B on 7.4.15a that the EM conductors change dip direction but with no significant alteration in the strike of the conductors. It has been noted that a NW-NNW structure near label C in Figure 7.4.15a if extended south might cross through the location of label A. There is a general reduction in the conductivity of the central formational conductor between essentially N-S structures (E in Figure 7.4.4 and D and E in Figure 7.4.15b) within the area outlined as magnetic low. No explanation for any of these phenomena is currently available, however it is interesting to note that better till sampling numbers have been recorded in the vicinity of the magnetic low and the lowered conductivity, and in particular with the near N-S structure D in Figure 7.4.15b.

Evans (1991) suggests that the shear-zone hosted Au-bearing quartz-carbonate veins and the dilatational quartz veins are typically hosted in graphitic shales and greywackes. Therefore, anomalous zones in and around the formational conductors (be it shoulders to the formational conductors, lateral or vertical offsets, increase or decrease in conductivity, airborne IP effects) might also be of interest, especially if in proximity to favourable structures.

Figure 7.4.15a above - RMI upward continued to 300m showing a region of slightly lower magnetic intensity - brown dotted lines. Source: GoldSpot Discoveries, 2018

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Figure 7.4.15b showing A-C of Figure 7.4.15a and the ternary image of the dB/dt Z HS channel 8 derivatives. D and E are the possible near N-S structures. Source: GoldSpot Discoveries, 2018

A combination of the magnetic (see Figure 7.4.16) and EM data produces a slightly different geologic scenario especially in the southern South Gander region. The proposed gabbroic unit is essentially located on the mapped contact between Indian Island and Davidsville Groups, and the contact between Davidsville and Indian Island Groups seems to lie closer to the western survey boundary than previously mapped. Likewise, if the extensive eastern magnetic and conductive zone marks the transition between Outflow and Hunts Cove Formations, then in the northern South Gander area the contact is approximately 2 km further to the west, then what has been currently mapped.

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Figure 7.4.16 - mapped geology displayed over the magnetic data of the southern Gander Gold South region circa 2018. Source: GoldSpot Discoveries, 2018

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7.4.6 Showings

Appleton Fault Zone

Trying to determine an indicative signature from either the magnetic or EM data over the Appleton Fault showings is extremely difficult due to the proximity of the TCH and powerlines. Knowing this, if each area is looked at closely, some potential “anomalies” can be identified near each showing, however these are neither obvious, nor is there much commonality. However, all showings lie proximal to a contact identified from the EM data which is clearly seen in the topography. The mapped geology suggests a contact striking approximately N010E between the Outflow formation and the Hunts Cove formation of the Davidsville Group, and magnetic lineaments in the area support this orientation, however the EM data suggests the contact may be oriented closer to NE-SW (N035E) similar to most other contact directions in the Appleton / JBP areas.

From north to south in the area, drill hole LG99-22 lies along the river, and seems to correspond with this EM contact. Lotto Zone, which lies 600m to the SSW, likewise lies adjacent to the river and along the contact. Both LG990-22 and the Lotto Zone lie within magnetically low areas adjacent to the contact. A strong airborne IP effect (A on Figure 7.4.17) lies approximately 740 m to the northwest of LG 99-22, in an area of increased conductivity, most likely shale. Evans 1991, mentions that the Bullet showing lies in shale so therefore the areas of shale west of the Appleton fault should not be discounted.

Dome, like Lotto Zone, lies along the contact, and corresponds with a very weak airborne IP effect. The Road showing lies further from the EM contact, does not seem to correlate with anything anomalous, however between 1.1 km - 1.3 km (B on 7.4.17) to the west of the Road showing, the EM data shows an airborne IP anomaly and several weakly conductive anomalies which may be of interest.

Immediately to the northwest of the Baseline/Keats showing there is a dramatic change in the character of the proposed Outflow/Hunts Cove contact from flat lying (north of this location) to dipping. The contact lies on the western side of South Herman’s Pond, and there is a corresponding weak airborne IP response (C on 7.4.17). B and C also lie along one of the regional ENE structures, and a magnetically lowered region lies between them.

The Bowater showing lies on strike with a north-south striking weak magnetic low (D on 7.4.17) within mapped Outflow Formation, again lying along the same regional structure as B and C. Regarding the EM data there is nothing of significance associated with the Bowater showing however a strong airborne IP effect seen on several survey lines, lies approximately 750 m to the east (E on B on 7.4.17).

Between the Knob/Bullet and Baseline/Keats showings on 7.4.17 are what appear to be strong magnetic lows - however these are likely only due to cultural effects - roads, powerlines etc.

Letha, The Knob and Bullet lie along a parallel ENE regional structure, and Letha and Grouse lie along the EM contact within a magnetic low. Approximately 1.7 km SSW of The Knob and Bullet, label F on Figure 7.4.17 along a weaker parallel EM contact the 2018 field work indicated areas of alteration and or quartz veining within weak magnetic lows.

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There is approximately 400 m along a magnetic low extending south from Letha/Grouse that has not yet been explored, and perhaps this area and the area surrounding label F warrant further investigation.

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0.130
0.044
0.021
0.010
0.004
-0.000
-0.004
-0.008
-0.014
-0.024
-0.039
-0.070
-0.229
Calculated Vertical Gradient of the RMI
upward continued by 150 m
nT/m
N
Appleton #2
Holdings
A
B
C
D
E
F
Lotto Zone
Dome
Road Showing
Baseline Showing
Keats Showing
Bullet
The Knob
Letha
Grouse
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
zone
lineament
EM contact
EM lithologic unit
8000
4000
0
(meters)
NAD27 / UTM zone 21N

Figure 7.4.17. Appleton Fault Zone - vertical derivative of the magnetic data upward continued to 150 m. The EM contacts are shown as thick grey lines. The showings are located and labelled, and the roads and powerlines are also shown. Labels A to F refer to comments in the report. The large-scale regional structures are also shown. Source: GoldSpot Discoveries, 2018

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JBP Deformation Zone

Compared to the Appleton Fault, a common geophysical EM signature is quite easily seen in the vicinity of the JPB showings (see the geophysical profiles on Figure 7.2.18), and there seem to be a number of similar features in relatively close proximity. Although there are a few well-defined conductor axes, the majority of the EM anomalous features appear to be conductors similar to airborne IP effect (due to faults, clays, alteration, graphitic material or mineralization) given the geometry of the profile data responses and how these correspond with features identified from historic ground EM data in the region. These airborne IP effects do correlate with stronger IP zones from historic ground EM surveys in this area.

Three sub-parallel potential zones of interest, as shown on the Conductivity Depth slice at a depth of 350 m below surface (Figure 7.), including the JPB Fault, were investigated during the fieldwork in September 2018. All three areas showed some alteration along the northern Gander River shoreline where they would intersect. None of these zones showed major displacement so these are potentially alteration zones rather than faults. The most prospective, from the fieldwork, appears to be the JBP however the central zone was only sampled at the shoreline.

These zones correlate both with EM lineaments and magnetically lower zones, and Figure 7 shows that these features also correlate tentatively with chargeability zones of variable strength. These zones may in part be due to the graphitic content (which is also chargeable) in the rocks.

The chargeability of Figure 7 shows stronger chargeable zones to the west closer to the Appleton Fault. This is likely due to the EM background being more resistive resulting in a stronger chargeable response. Still, these areas warrant further investigation, even if it is only to remove them as future targets.

One of the areas between the Appleton and the JBP faults is of significant interest, claim 023987M. Figure 7.4.20 shows the magnetic data, with the EM lineaments. A strong magnetic low is observed on the upward continued data, partly encompassing Little P. Pond lake which lies immediately south of a regional ENE structure. An EM conductor axis correlates with the magnetic low. The 2018 field work observed several areas of alteration and/or quartz veining, and previous work (1st year assessment report, E. Quinlan 2012) identified several angular float samples with up to 136 Au ppb.

A third large scale structural element parallel to the Appleton and JBP faults is observed striking through the GRUC (shown on Figure 7.4.27). Several favourable rock samples lie adjacent to this structure in the area of Millers Brook.

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Figure 7.4.18 Possible alteration zones displayed over the 1st Vertical Derivative of the upward continued RMI (top), and the Conductivity Depth Slice at 350 m below surface (below) - the green dotted lines show the three potential parallel alteration zones. Waypoints including alteration locations from the 2018 fieldwork and the showings are located. Source: GoldSpot Discoveries, 2018

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Figure 7.4.19. Chargeability - the green dotted lines show the three potential alteration zones. Waypoints from the 2018 fieldwork, alteration locations and the showings are located. The regional structures are also shown. Source: GoldSpot Discoveries, 2018

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Figure 7.4.20 - showing the location of claim 023987M with the magnetic data, the ENE structure - black dotted line, the 2018 fieldwork way points, blue circles, those waypoints with quartz veining or alteration - yellow dots, the EM lineaments in red, and the white dots indicate approximate locations of float samples with the higher Au numbers from the 2012 1st year assessment report by E Quinlan. Source: GoldSpot Discoveries, 2018

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Gander Lake South

Greenwood Pond area

The extensive gabbroic unit, located south central and striking N047E, houses the Greenwood Pond showings, including the Greenwood Pond #1-7, Aztec, Hornet as well as Road Gabbro, LBNL and Goose further to the north. The structures within this area (

Figure 7) are complex but the dominant direction appears to be consistent with the main geologic fabric, with most of the showings lying along regional NE-SW/ENE-WSW structures.

As previously mentioned, Greenwood Pond #2, #6, #3, #4 and Goose showings all lie in close proximity to one of the NE-ENE structures which also passes close to the Breccia Pond showings in the southwest and the Dead Wolf Brook No 1 and 2 showings further to the northeast.

Similarly, Aztec, A-Zone and LBNL appear to lie along a NE-ENE structure defined from the 2017 magnetic data. Yet another subparallel structure (approximately south of the Greenwood-Goose structure) passes through the Jumbo Brook area and close to several anomalous till regions and significant historic soil samples.

NFGC’s other AOI, namely Alec’s Brook and the northern area of Bernard’s Brook lie along the same structure and pass through the Eastern Pond region.

North Paul’s Pond showing lies adjacent to an extensive formational conductor (likely graphitic argillite) within a weakly magnetic zone. Goose and LBNL showings also lie adjacent to the formational conductor and a weak short strike length near-vertical conductor seems to correlate directly with the Goose showing (Label A on Figure 7) which contains arsenopyrite, likely explaining the weak conductor.

Several short strike length conductors (Label B, C and D on Figure 7) lie to the southwest on strike with Goose and LBNL, parallel with the extensive conductive zone. Given their proximity and similarity to the Goose showing these conductors warrant further investigation. A regional NE/ENE structure separates A from the B, which is similar in character, exhibiting a regular weak conductive response. Labels C and D have responses more indicative of airborne IP effect anomalies.

Several other conductors on the eastern side of the formational conductor (E, F, G, H on Figure 7) also warrant further investigation. E is a moderate anomaly adjacent to the formational conductor along a regional NE-NNE structure and close to the intersection with an ENE structure.

Two km southeast of Goose an area of significant historic soil samples lies at the junction of ENE, NE and WSW structures (labelled F on Figure 7.4.22). This is an example of how a conductor can change geometry from a standard conductor response south of an ENE-WSW/NE-SW structure to an airborne IP effect anomaly north of the structure. The strongest IP response correlates with historic soil samples.

Labels G and H indicate weak, small strike length conductors on the eastern flank of the formational conductor, located north and south of North Paul’s Pond.

The magnetically lower area shown in 7.4.20 also houses several significant anomalous till samples - corresponds with a lowering of response in the EM formational conductor (see 7.4.20) with significant airborne IP responses. This area also warrants further investigation.

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Figure 7.4.21. Upward continued magnetics, Au anomalous till samples proportionally sized over 5 ppb, and major regional and large-scale structures. The proposed lithologic contacts are shown as white outlines. Source: GoldSpot Discoveries, 2018

Figure 7.4.22. EM anomalies with structures. Labels A-H refer to comments in the report. The Greenwood Pond showings are shown as orange circles and Au anomalous till samples are also shown. Source: GoldSpot Discoveries, 2018

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7.4.7 Geophysical Interpretation

Given the subtleties in the data, the targeting is likely to be an ongoing event as more information comes to light over the months or years.

As with any airborne geophysical survey, the targets mentioned in this report are for “further follow-up” as opposed to drill targets. Given the considerable detailed work that has already been completed on the GGN area, more direct targeting can likely be undertaken.

Mention has been made previously regarding the NE-ENE structures that can be identified from the regional magnetics and collaborated in the topography as well as the NNE-SSW fabric. It is proposed that both these regional structures may have some impact on the gold mineralisation, and the intersection of these structures along with other favourable geophysical signatures and geologic information should warrant further investigation.

Evans (1991) suggests that the shear-zone hosted Au-bearing quartz-carbonate veins and the dilatational quartz veins are typically hosted in graphitic shales and greywackes, therefore examination of anomalous zones (i.e. disruptions and offsets, small shoulders and/or stronger or weaker responses) within or adjacent to the formational conductors is warranted.

A review of the Valentine Lake Gold Project which lies 160 km to the west, indicates that the deposits discovered to date also lie along NE-ENE and NNE structures, see Figures 7.4.23 and 7.4.24 below.

The interpretation layers have been delivered as SHP files, and consist of (Figures 7.4.24-7.2.27):

•	Structures — broken into regional (defined off the regional magnetic grid); large-scale; probable and possible — divided into ENE, NE and NNE, and remaining WNW, NW, NNW etc.

•	Geophysical contacts — magnetic and EM

•	EM lineaments — conductor axes — with or with dip direction, zones and single point anomalies

•	Airborne IP — axes, zones or single point anomalies

•	Mag lineaments — single point or lines

The targets should consist of:

o	Intersection of NE and NE-ENE trends similar to Marathon, possible up in GGN, Greenwood Pond?

o	Magnetic lows

•	indicative of magnetite destruction due to hydrothermal fluids. Although there are many, the priority needs to be at the intersection of favourable structures, for instance in the claim areas of Jonathon’s Pond and Twin Ponds,

•	in southern Gander region — the lowered mag zone

•	gaps or magnetic lows in the formational mag/EM features — especially those correlating with favourable structures

•	lows within the gabbroic body, or on the flanks of the gabbroic body — e.g. Greenwood Pond area

o	EM anomalies

•	Small weak conductors or anomalous regions near or within the formational conductors — e.g. Goose, North Paul region indicative of pyrite, and /or conductive alteration like sericite.

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•	Airborne IP effects (chargeability) — associated with possible mineralization, fault zones, clays etc. — e.g. JBP Deformation Zone area

•	Resistive areas with large mag low in reduced mag area — the lowered magnetic zone

•	Stronger magnetic and EM responses which may relate to base metal anomalies — e.g. GGN

Figure 7.4.23 (above) — Geology and deposits of the Valentine Lake gold Camp from the Corporate Presentation December 4, 2018 by Marathon Gold Corporation.

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Figure 7.4.24 — structures drawn through the Marathon mineralized zones superimposed over the NFGC claims and ENE and NE structural interpretation. Source: GoldSpot Discoveries, 2018

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7.4.25 and 7.4.26 show the magnetic and EM interpretations respectively. Figure 7.4.27 shows the major structures (regional - from the regional magnetic data, large scale — can be see throughout the 2017/2003 datasets, and more localised probable and possible local scale structures — shown with offsets) defined from a combination of both the magnetic and EM parameters.

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
Davidsville Group?
gabbro - increasing magnetic intensity
ultramafic rocks - increasing magnetic intensity
Indian Islands Group?
undefined felsics?
Mt Peyton felsic intrusive or Botwood Group?
weakly to strongly magnetic material
associated with graphitic formational conductors
Duder Group?
Ten Mile Lake Formation?
weakly magnetic unit
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.25. Magnetic Interpretation over mapped geology — with magnetic lineaments — the structural interpretation derived from both the magnetic and EM data will be displayed in a separate image. Source: GoldSpot Discoveries, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 123

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
IP zone
IP lineament
EM contact
EM lithologic unit
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.26. EM interpretation — with lithological contacts defined from the EM data, large scale graphitic/BIF zones, EM and IP lineaments, zones, single point anomalies. Source: GoldSpot Discoveries, 2018

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Figure 7.4.27 - Interpreted structures from the geophysical data - top left - ENE-WSW, top right - NE-SW, NNE-SSW, bottom left - NW-SE, NNW-SSE, WNW-ESE. The regional structures defined from the regional magnetic data are shown as the red linework. Source: GoldSpot Discoveries, 2018

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MAGNETIC TARGET AREAS

Figure 7.4.28 shows the areas of magnetic lows. These have been defined from the upward continued data and include localised areas of lower magnetic signal, lowered values adjacent to the gabbro and BIF, or lowered magnetic areas within the gabbro or BIF zones. Although many areas have been defined, the most prospective will likely be located at or near the regional structures (see Figure 7.4.29). Most of the prospective areas lie in an around the gabbro, with some of the areas in the Appleton/JBP. The remainder lie along the Indian Islands/Davidsville group contact and the BIF/graphitic zone in the east.

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.28 — areas of magnetic lows. Source: GoldSpot Discoveries, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 126

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.29 — the magnetic lows (green areas) are shown with the more favourable areas (red zones) and the regional structures. Many of the target areas lie along the regional structures. Source: GoldSpot Discoveries, 2018

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EM TARGET AREAS

The EM targets (Figure 7.4.30) comprise several types — namely the isolated conductors (pale blue colouration), along regional features, the airborne IP effects, which likely lie along faults and in places include the isolated conductors; the areas within the formational conductors which are slightly more resistive (orange colouration - (especially in the lowered magnetic region) and in and around the gabbroic body. The blue linework represents very weak features which are mostly only seen in the EM data.

EM AOI - conductors / IP responses
EM AOI - more resistive response
EM AOI - weak structures only identified on the EM
N
616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.30 — EM targets. Source: GoldSpot Discoveries, 2018

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616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 7.4.31 — priority EM targets with regional large-scale structures. The areas shown by a black circle indicate regions of interest rather than a particular conductor. Source: GoldSpot Discoveries, 2018

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8	Deposit Type

8.1	Geological Model

The gold showings in the area are thought to have been introduced during the main D1 deformation event and emplaced in sedimentary rock through quartz veining associated to tight folds and high strain zones. In the northern portion of the Queensway Project, subsequent D2 deformation event did not modify significantly the geometry of the stratigraphic sequence and mineralization, though local offsets have been documented.

D1 deformation consisted in a major NW-SE shortening episode resulting in intense flattening, accompanied by tight folding and SE-verging thrusting (Figure 8.1; Sandeman et al., 2018). Late stage of shortening included dextral transpression resulting in the development of NE-trending faults. Relative crosscutting relationships between auriferous veins and such structures suggest gold mineralization occurred prior as well as synchronously to this change in strain orientation. This structural evolution is similar to that described for the Bendigo-Castlemaine goldfields, Victoria, Australia (Willman, 2007) and bears significant implications for gold endowment (Figure 8.2).

D2 deformation induced minor NW- to NNW-trending kink banding, faulting and folding with no significant effect in the northern portion of the property. To the south, geophysical data suggests D2 structures progressively change orientation to a more WNW trend and are more prominent (see section 9.6 and 9.7). However, further investigation is required to determine the extent to which they affect older geological features.

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Figure 8.1. Structural evolution of the Davidsville group as part of the Exploits subzone in the Queensway Project. Modified from Willman (2007) using the central Bendigo district, Victoria, Australia, as a potential analog. Source: GoldSpot Discoveries, 2018

Figure 8.2. Relative structural location of the Queensway property on the Bendigo goldfields analog (modified from Willman, 2007). Source: GoldSpot Discoveries, 2018

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8.2	Genetic Model

Gold showings in the Queensway Project are interpreted to be epizonal, epigenetic, sedimentary-hosted orogenic gold mineralization (Figure 8.3). They display characteristics similar to that of other mesothermal gold occurrences such as Meguma, in Nova Scotia. Gold is thought to have been introduced during the main deformation event and emplaced in sedimentary rock through quartz veining associated to tight folds and high strain zones. Conjugate sets of fault-fill and extensional veins formed with an associated carbonate hydrothermal alteration halo, similar to what is described in other contexts (e.g., Robert & Poulsen, 2001).

Models for gold mineralization such as those developed by Pitcairn et al. (2006) in the Otago schist, New Zealand, and Willman (2007) and Thomas et al. (2011) for the Bendigo goldfields, Victoria, Australia, may apply well in this setting. As such, gold was likely sourced from sedimentary rocks at depth, in which metamorphic breakdown of pyrite to pyrrhotite released sulphur and trace metals contained in pyrite. The presence of mudstone horizons with disseminated pyrite in the Hunt’s Cove and Outflow Formations, as well as, locally, decimetre-size pyrite nodules supports such hypothesis. Fluids subsequently migrated upward along fault structures (Figure 8.2). The presence of sulphide minerals indicate gold likely was mobilized by a gold-sulphur complex; however, the low sulphide content of auriferous veins suggests poor reactivity of the host rock with mineralising fluids. This also accounts for the moderate to weak alteration intensity around the veins. Pyrite trace element chemistry data from O’Driscol (2007) showing association of Au with As, Sb, Tl, Hg, W, and Te also supports this model.

Crosscutting relationships between auriferous structures and other geological features suggest gold precipitated over a single mineralizing event. Mineralization took place syn- to late-D1 deformation, and no evidence was documented that would argue for D2-related mineralization or remobilization of gold.

No evidence of local intermediate to felsic intrusion has been documented. This includes dykes crosscutting the stratigraphy or any type of geophysical anomaly that could be related to the presence of an intrusion at depth. Consequently, it is interpreted that there is no genetic link between gold mineralization and magmatism in the area.

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Figure 8.3. Continuum model for orogenic gold deposits (from Groves et al., 2003 in Goldfarb et al., 2005). Data suggests the Queensway project belongs to the epizonal Au-Sb category.

Figures 8.4 to 8.7 below show a visual comparison of the mineralogy, texture and genetic character of mineralized drill core from the Keats showing to the Fosterville Mine in Victoria, Australia. In particular is the comparison to the epizonal type of orogenic deposits.

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Figure 8.4. Left, drill core from the Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of intense quartz stock work with relict black shale fragments from each deposit. Specks of visible gold are present in quartz veins and their selvages. Gray patches contain fine grained antimony sulfides, boulangerite on left and stibnite on right. Source: NFGC

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Figure 8.5. Left, drill core from the Keats zone (NFGC-19-01), Queensway gold project; right, hand specimen from the Eagle zone, Fosterville mine. Comparison of quartz veining displaying relict banding from each deposit. Dark material at the bottom is relict shaley material. Such banding in is probably an original texture resulting from open space filling of quartz sulfides and gold at the time of deposition. Open space filling is indicative of a shallow level of deposition for both deposits. Source: NFGC

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Figure 8.6. Left, drill core from Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of vein quartz displaying numerous vugs, or small cavities, lined with quartz crystals from each deposit. Native gold is also visible in each sample. Such open space cavities are indicative of a shallow level of deposition for both deposits. Source: NFGC

Figure 8.7. Left, core from Keats zone (NFGC-19-01), Queensway gold project; right, core from the Eagle zone, Fosterville mine. Comparison of gray and white quartz vein material with numerous small specks of native gold from each deposit. Grey specks are mostly antimony minerals, boulangerite on the left and stibnite on the right. Some gray flecks are particles of black shale caught up in quartz. Such fine gold particles likely formed through rapid precipitation of gold in a shallow epizonal regime within an orogenic system, an indication of a shallow level of deposition for both deposits. Source: NFGC.

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9	Exploration

Exploration on the Queensway Project in 2017 targeted gold mineralization using the following exploration methods: regional and detailed prospecting (Section 9.3), geological evaluation of the GGS and GGN areas, trenching (Section 9.5) and associated geology including a structural study (Section 9.4) of the trenched areas, a drone survey over the QP, 798 and Glass trench areas on the JBPDZ and a preliminary interpretation of the airborne geophysical survey (Section 9.6) carried out in the early summer of 2017. The regional prospecting covered the GGS and TP areas while the detailed prospecting, trenching and drone survey was carried out on the GGN properties. Exploration in 2018 continued additional interpretation of the geophysical data (Section 9.7), a significant regional till sampling program (Section 9.9), a detailed structural geological survey (Section 9.8), soil surveys (Section 9.11), regional prospecting (Section 9.12) and surface trenching (Section 9.13). As of December 31, 2019 total exploration expenditures by NFGC at the Queensway Project exceed $2.1 Million as defined below.

2019 Exploration Program

Diamond Drilling	$565,000

2019 Total:	$565,000

2018 Exploration Program

Till Sampling	$177,254
Till Geochem Testing	$22,932
LandSat Imagery	$45,495
Structural Study	$159,545
Prospecting	$150,000
Analytical testing	$55,185
2018 Total:	$610,411

2017 Exploration Program

Prospecting	$144,661
Analytical testing	$33,440
Trenching	$99,557
Drone Imagery	$4,428
Geophysical survey	$696,835
Geophysical interpretation	$13,900
Structural interpretation	$3,300
2017 Total:	$996,121

Exploration continued into late 2018 and into the Fall of 2019. Activities in 2018 included upgrading property access and environmental mitigation efforts. A culvert was replaced, and roads upgraded between North and South Herman’s Pond to allow access for diamond drilling program. Cecon Ltd. Engineering Service of Gander was hired by New Found Gold to oversee permitting and repairs. This scope was completed mid October 2019.

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From October to December 2019 New Valley Drilling of Springdale, NL, was contracted to drill a total of 1,986 metres of HQ drilling in ten holes. Five prospects were targeted, the Keats, Dome, H-Pond, Glass and 1744.

9.1	2016 Till Survey — JBPDZ

9.1.1       General

From Nov 3 to 8, 2016 NFGC contracted Overburden Drilling Management (ODM) to collect 59 samples of oxidized, C-horizon till from hand-dug shovel pits on a portion of the property that overlies the auriferous JBPDZ Trend. The till samples were analyzed to allow for a detailed study of their composition.

The objective of the program was to detect and delineate gold-grain dispersal trains emanating from undiscovered Au-quartz veins of potential economic significance.

The property is extensively covered by a veneer of locally derived glacial till deposited by ice flowing northward from the center of the Newfoundland Ice Cap. The ice flow direction on the property was 020°, subparallel to the underlying stratigraphic and structural trends.

The till excavated from each pit was roughly hand screened into a pail on site at 8 mm to remove most of the large clasts. Approximately 13 kg of the sieved -8 mm fraction, along with a representative handful of the +8 mm pebbles, was packed in a heavy-duty 30 x 50 cm plastic bag sealed with a cable tie. Each sample site was logged, describing its topographic setting, the location and geology of the nearest rock outcrop, the physical characteristics, pebble lithologies and quality of the till and the depth to which the till was sampled.

The till samples were processed by ODM using procedures which are designed specifically for extracting gold grains and a suitable analytical fraction from samples of oxidized till collected at surface. The weights of all derived sample fractions are recorded together with observations on the physical characteristics of both the samples and any recovered gold grains.

Before processing the samples, a representative 500 g split (~400 g after drying) was removed from the sample and reserved for geochemical analysis. The remaining bulk sample material was wet screened at 2.0 mm and a primary -2.0 mm table concentrate was prepared. Geological observations on the character of the sample were made during both the screening and tabling operations.

The concentrates obtained by tabling are purposely large (typically 300-400 g) and of low grade (10-25% heavy minerals) in order to achieve a high, 80 to 90 percent recovery rate for every useful indicator mineral of specific gravity (“SG”) >3.2 irrespective of its grain size. Any contained gold grains, which by nature are mostly silt-sized, are separated from the table concentrates by micropanning and are counted, measured and classified as to degree of wear (i.e. distance of glacial transport). The relative abundances of any sulphides or similar indicator minerals or metallic contaminants are also estimated, and the expected gold assay value of the contained gold grains is calculated.

A representative, ~250-300 g subsample of the reserved 500 g split was dry sieved to produce a - 0.063 mm silt + clay fraction of sufficient size for geochemical analysis. The sieving was done to completion, i.e. until no more material passed through the sieve, not just until the 30 g of fines normally needed for geochemical analysis were obtained. The samples typically yielded 15 to 30 percent fines. The unused portion of the 500 g split and the +0.063 mm fraction of the sieved portion were archived.

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9.1.2 Results

The following excerpt is from the report published by ODM:

The gold grain content of the till is effectively anomalous over the entire 1.5 x 5 km survey area (Figure 9-1) and the gold background could not be established. The counts ranged from 19 to 1744 grains and averaged 127 grains per sample (Table 9-1). Forty-nine samples - 83 percent - yielded gold counts >40 grains including 24 samples - 41 percent - with >100 grains and 3 samples with >300 grains. Approximately 70 percent of all gold grains are pristine to partly modified indicating that most of the gold has been transported <1 km and thus is derived from multiple sources. However, the proportion of pristine + modified grains is highest at the up-ice end of the sampling area, averaging 83 percent on the most southerly traverse and, conversely, the proportion of reshaped grains is highest at the down-ice end, averaging 57 percent in the samples clustered around the 798 Boulder prospect (Table 9-1). The increase in reshaped morphologies down-ice indicates that the gold sources are concentrated toward the up-ice end of the survey area.

The overall anomaly was evidently produced by: (1) a plethora of small, auriferous quartz veins (i.e. Bendigo-type veins) that were sufficiently exposed during glaciation to contribute a significant amount of gold to the till; and (2) the mineralized trend being parallel to the 020° ice-flow direction.

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663,000 mE
664,000 mE
665,000 mE
666,000 mE
667,000 mE
5,433,000 mN
5,432,000 mN
5,431,000 mN
5,430,000 mN
5,429,000 mN
5,428,000 mN
N
S
E
W
024244M
023860M
023881M
798 Boulder
006821M
024136M
Davidsville Group
023864M
023862M
023863M
023874M
HP-07-37
023720M
024031M
H-Pond
024266M
Ice flow
024026M
023721M
023861M
Pocket Pond
023866M
024140M
Joe Batts Pond
LEGEND
2016 till sample No. JBPT-16-001 with 83 gold grains
2007 diamond drill hole No. HP-07-37
Gold prospect
Mineral licence No. 023721M
Number of Gold Grains
19 to 40
41 to 300
301 to 1000
1001 to 1744
UTM NAD83 Zone 21
0
500
1000
metres
Scale: 1:25,000

Figure 9.1 — Queensway Project - JBPDZ - 2016 Till Sample Locations and Gold Grain Count Values. Source ODM, 2017

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Table 9-1 - Queensway Project - JBPDZ - 2016 Till Sample Gold Grain Counts and Geochemical Analysis

Sample Number	Number of Recovered Gold Grains				Calculated Au Value of the Gold Grains (ppb)	Selected Geochemical Analyses										
						Au-As Split		ICP Split								
	Total	Reshaped	Modified	Pristine		Au ppb	As ppm	Ag ppm	Cu ppm	Zn ppm	Pb ppm	Cd ppm	Mo ppm	Ni ppm	Mn ppm	S %
JBPT-16-001	83	51	11	21	95	18	37.0	<0.3	68	75	9	19	1	72	1021	<0.05
JBPT-16-002	65	37	8	20	113	11	44.0	<0.3	72	108	17	22	1	87	1553	<0.05
JBPT-16-003	95	48	13	34	85	9	43.0	<0.3	53	98	10	25	2	70	1093	<0.05
JBPT-16-004	76	46	10	20	65	17	34.0	<0.3	51	89	12	21	<1	68	1487	<0.05
JBPT-16-005	167	104	26	37	433	12	20.0	<0.3	63	79	4	16	<1	68	963	<0.05
JBPT-16-006	69	40	11	18	205	5	15.0	<0.3	39	87	5	15	<1	69	968	<0.05
JBPT-16-007	36	19	5	12	58	6	71.5	<0.3	98	120	25	37	3	101	1179	<0.05
JBPT-16-008	61	28	13	20	167	6	39.0	<0.3	65	105	13	20	2	82	1582	<0.05
JBPT-16-009	30	24	2	4	89	<2	34.0	<0.3	41	106	10	16	<1	72	1016	<0.05
JBPT-16-010	19	6	4	9	97	5	64.6	<0.3	100	154	25	34	2	133	3542	<0.05
JBPT-16-011	42	31	4	7	2,969	58	35.0	<0.3	66	75	10	24	1	77	1646	<0.05
JBPT-16-012	103	20	7	76	102	32	62.6	<0.3	73	112	18	36	2	101	1713	<0.05
JBPT-16-013	210	78	49	83	480	46	34.0	<0.3	54	69	9	18	<1	60	978	<0.05
JBPT-16-014	168	57	33	78	3,004	27	56.5	<0.3	73	83	15	23	1	96	1237	<0.05
JBPT-16-015	1744	297	413	1034	18,754	610	81.0	<0.3	64	96	13	33	1	89	1270	<0.05
JBPT-16-016	77	43	11	23	462	14	37.0	<0.3	57	66	9	22	1	91	1726	<0.05
JBPT-16-017	26	7	9	10	95	9	79.9	<0.3	96	119	14	36	2	105	1107	<0.05
JBPT-16-018	105	29	19	57	171	19	45.0	<0.3	85	81	17	26	1	94	1836	<0.05
JBPT-16-019	41	12	7	22	114	9	60.7	<0.3	74	135	18	29	2	102	2191	<0.05
JBPT-16-020	21	10	4	7	56	<2	29.0	<0.3	51	140	14	29	1	85	1673	<0.05
JBPT-16-021	84	55	5	24	137	<2	43.0	<0.3	93	99	31	39	2	94	2098	<0.05
JBPT-16-022	77	44	7	26	93	<2	43.0	<0.3	95	100	29	40	2	98	2217	<0.05
JBPT-16-023	90	43	16	31	248	25	20.0	<0.3	57	70	6	13	<1	61	660	<0.05
JBPT-16-024	66	33	12	21	121	<2	44.0	<0.3	73	85	15	25	2	73	1155	<0.05
JBPT-16-025	96	43	11	42	232	6	35.0	<0.3	95	93	19	31	1	94	1599	<0.05
JBPT-16-026	83	20	15	48	383	29	52.9	<0.3	103	90	19	30	2	92	1850	<0.05
JBPT-16-027	124	65	18	41	257	16	49.0	<0.3	86	97	20	25	1	89	1744	<0.05
JBPT-16-028	78	30	8	40	286	34	87.3	<0.3	81	138	17	36	3	113	1942	<0.05
JBPT-16-029	76	26	21	29	305	30	53.4	<0.3	71	110	20	28	2	88	1827	<0.05
JBPT-16-030	160	78	24	58	291	18	44.0	<0.3	53	81	15	21	1	59	1919	<0.05
JBPT-16-031	247	29	28	190	281	20	14.0	<0.3	38	76	7	14	<1	63	703	<0.05
JBPT-16-032	42	12	6	24	27	15	66.6	<0.3	100	111	15	39	<1	100	2059	<0.05
JBPT-16-033	74	47	17	10	62	19	40.0	<0.3	63	95	20	30	<1	84	1485	<0.05
JBPT-16-034	107	18	35	54	106	9	34.0	<0.3	62	103	14	27	<1	85	1250	<0.05
JBPT-16-035	34	8	3	23	31	<2	39.0	<0.3	68	143	18	28	<1	84	2193	0.05
JBPT-16-036	266	97	22	147	140	30	67.8	<0.3	74	98	31	37	1	119	2775	<0.05
JBPT-16-037	97	29	25	43	136	13	20.0	<0.3	41	70	13	15	<1	82	631	<0.05
JBPT-16-038	110	41	19	50	156	19	55.9	<0.3	65	96	16	27	1	96	1179	<0.05
JBPT-16-039	114	27	13	74	642	21	39.0	<0.3	56	105	9	18	2	77	887	<0.05
JBPT-16-040	27	18	6	3	577	8	61.9	<0.3	67	81	27	24	2	88	1317	<0.05
JBPT-16-041	36	24	7	5	616	9	62.2	<0.3	68	81	25	24	1	87	1231	<0.05
JBPT-16-042	19	7	3	9	16	<2	64.8	<0.3	72	84	48	43	3	86	1082	<0.05
JBPT-16-043	108	19	11	78	400	63	28.0	<0.3	37	68	23	17	1	45	1180	0.05
JBPT-16-044	66	7	6	53	74	<2	30.0	<0.3	33	94	13	24	<1	48	2423	<0.05
JBPT-16-045	90	61	31	17	374	6	37.0	<0.3	71	68	17	26	1	64	1616	<0.05
JBPT-16-046	109	45	35	29	893	11	44.0	<0.3	66	74	21	26	2	74	2294	<0.05
JBPT-16-047	114	68	16	30	190	17	47.0	<0.3	86	81	26	32	2	74	2550	<0.05
JBPT-16-048	117	62	14	41	242	47	55.9	<0.3	89	101	18	27	2	79	2260	<0.05
JBPT-16-049	216	29	30	157	2,985	30	73.4	<0.3	46	79	16	18	1	74	1374	<0.05
JBPT-16-050	44	13	10	21	74	<2	13.0	<0.3	31	62	4	12	1	52	611	<0.05
JBPT-16-051	45	17	4	24	142	<2	45.0	<0.3	67	110	13	30	2	90	845	<0.05
JBPT-16-052	27	14	5	8	177	5	32.0	<0.3	63	113	17	31	2	87	1406	<0.05
JBPT-16-053	51	25	10	16	2,103	5	41.0	<0.3	36	69	12	14	1	47	871	<0.05
JBPT-16-054	146	64	24	58	295	7	50.2	<0.3	67	82	18	21	2	78	1450	<0.05
JBPT-16-055	100	52	10	38	301	52	49.0	<0.3	88	89	20	24	1	70	1878	<0.05
JBPT-16-056	124	32	13	79	641	14	44.0	<0.3	69	75	16	17	<1	78	1276	<0.05
JBPT-16-057	122	11	17	94	212	54	51.9	<0.3	15	47	8	11	1	24	922	<0.05
JBPT-16-058	303	25	25	253	493	51	69.2	<0.3	64	106	19	32	2	88	1718	<0.05
JBPT-16-059	378	56	35	287	1,156	47	92.8	<0.3	92	83	25	29	2	94	1888	<0.05

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 141

9.2	2017 Airborne Survey - CGG Canada Services Ltd.

9.2.1 General

The airborne report by CGG Canada describes the logistics, data acquisition, processing and presentation of results of a HELITEM35C electromagnetic magnetic airborne geophysical survey carried out between May12th and June 9th, 2017 for New Found Gold Corp. over two blocks near Gander, Newfoundland. Total coverage amounted to 5,227-line km. The purpose of the survey was to map the geology and structure to assist in detecting zones of gold accumulation. Data was acquired using a HELITEM35C electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data was processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system ensured accurate positioning of the geophysical data. Grids and digital data are provided with their report. A preliminary interpretation of the results of the survey, both the EM and magnetics by Brenda Sharpe, P.Geo. a consulting geophysicist is summarized in section 9.6. Further interpretation was conducted in 2018 and is presented in section 9.7.

9.2.2 Results

Magnetic Data

The Gander area is magnetically quiet except for the regions of magnetic material, and extensive narrow magnetic trends, mainly associated with ultramafic units. The magnetic character follows the general geology NNE-SSW-NE-SW. Cross cutting magnetic features are noted striking NNW-SSE. Culture from the major roads and powerlines is also noted.

NNE-SSW-NE-SW trending, narrow, features, of approximately 10 nanoteslas, occur along the length of the survey, which may reflect mafic units in the Davidsville formation. The Mt Peyton Batholith to the west, just touches the western edge of the survey and is characterized by an increased magnetic response.

The north-eastern edge of the survey is characterised by strong magnetic response indicative of the mafic/ultramafic material in the GRUB line aligning with the Weir Pond Formation of the Davidsville Group.

In the southern half of the survey the boundary between the Hunts Cove and Outflow formations of the Davidsville Group, shows clearly in the magnetic data, marked by a possible fault and extensive narrow magnetic features. Further to the north the overburden likely becomes thicker and the signatures are considerably reduced. The boundary between the Indian Islands Group which has a strong magnetic response, and the Outflow formation shows in the south but becomes increasingly disguised to the NE.

The magnetics on the Twin Ponds block, to the NW, clearly shows the boundary between the Ten Mile Lake Formation and the Mt. Peyton Intrusive Suite.

EM Data

Like the Magnetic data, the general overall fabric trends NNE-SSW-NE-SW. Like the magnetics, the roads (culture) show up clearly. Strong conductors correlate with Weir Pond formation of the Davidsville Group to the east, likely related to the mafic to ultramafic material of the GRUB line.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 142

In the northern section of the survey, the Appleton Fault Zone, shows a strong contrast with more conductive material to the west and resistive material to the east. Further to the east, along the JBPDZ, conductivity increases to the east, and this continues to the east to a narrow resistive band just to the west of the boundary of the GRUB line.

To the south of Gander Lake, extensive NNE-SSW sequences of conductive/moderately conductive and resistive material occur in the Davidsville Formation, continuing to the southern extent of the survey area. In the southern part a series of extensive, very conductive, zones are noted in the Davidsville Group, one set flanking the boundary between the Outflow and Hunts Cove Formations, the other near the boundary between the Hunts Cove Formation and Indian Islands Group. Another conductor lies along the western survey boundary in the south and marks the boundary between the Indian Islands Group and a siliciclastic conglomerate of Early Devonian to Pennsylvanian age. Further north this conductor, which trends NE-SW, correlates with the Davidsville/Indian Islands boundary.

The Twin Ponds block to the northwest, is generally weakly conductive with stronger conductive features striking NNE-SSW along the boundary between the Duder Group and the Ten Mile Lake Formation.

9.3	2017- present Prospecting

All samples, rocks, both grab and channels, and soils were submitted to Eastern Analytical Laboratories in Springdale, NL for analysis of gold by fire assay plus an ICP-34 multielement, analysis. In cases where visible gold was noted the samples were either assayed or re-assayed using the metallic sieve method by the laboratory.

9.3.1 Regional Geology / Prospecting - Gander Gold South (GGS) / Twin Ponds (TP)

Regional prospecting consisted of outcrop / float sampling throughout the GGS and TP portions of the property (Figure 9-2) using existing forest access roads and, where needed, foot traverses, to evaluate the property potential. This work was carried out between August and November, 2017. One hundred ninety-three rock samples were taken, with one hundred and fifty-eight from the GGS area, ninety-three from outcrop and sixty-five from float, and thirty-five from the Twin Ponds property, with thirty from outcrop and five from float.

Geological evaluations of the GGN and GGS areas were carried out in September, 2017 by NFGC geologists. This evaluation was carried out by road over the JBPDZ and AFZ trends and by a helicopter tour of some of the prospecting showings discovered during the regional prospecting. A 4-day structural study was carried out in November covering the area of the trenches on the AFZ and JBPDZ. The results, locations, and description of selected rock samples are presented in Tables 9-2 and 9-3 with sample locations shown on Figures 9-2 to 9-5.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 143

Gander Gold South

Most areas of the GGS property (Figure 9-2) were covered by the regional surveys using road access for the most part with cross country traverses where necessary. The coverage is not complete due to lack of access in some areas, extensive bog cover and many ponds and lakes. Follow up prospecting has been carried out on several of the anomalous areas defined by a till survey (Section 9.9) in 2018.

Six areas (Figure 9-2, Table 9-2) of anomalous gold values were found as follows:

Area 1) Paul’s Pond S - Two outcrop samples, from the same outcrop, gave 143 ppb Au (33529) from an altered (iron carbonated) sedimentary unit with pyrite and arsenopyrite and 284 ppb Au (33530) from a quartz / iron carbonate vein. Both samples had an As association at 274 and >1000 ppm respectively. No Ag, Base metal or Sb was noted.

Area 2) Pine Bog - An area of black shale float with associated quartz veining and pyrite, and acicular arsenopyrite, with 3 samples giving Au values of 231 ppb (33537), 15,089 ppb (33539) and 2,543 ppb (33540). Strong As association with values of 351, >1000 and >1000 ppm respectively. No Ag, Base metal or Sb association.

Area 3) Quinlan Enclave - An area of outcrop exposed on the new Nalcor DC powerline, where 3 samples gave Au values from 106 to 635 ppb. The highest value # 33827 - 685 ppb, also had As at >1000 ppm. Ag values up to 16.8 g/t (33828), Base metal values up to 0.29 % Cu (33829), 0.26 % Pb and 0.2 % Zn (33828) and a Sb association with values up to >440 (33828 and33829) were also found. The samples consist of quartz veins in a silicified sedimentary unit. The property is owned by Marilyn and Roland Quinlan and is not part of the Queensway Property however permission was given for the prospecting and airborne survey.

Area 4) Yellow Fox brook - An area of float and outcrop of a silicified sedimentary unit that returned values in the 127 to 219 ppb Au range (33839-41,43,44) with associated As >1000 ppm (33840,41) and Sb elevated up to 165 ppm (33841). No Ag or Base metal association.

Area 5) East Narrows - A quartz / iron carbonate vein in outcrop carries disseminated pyrite that reported a value of 1,990 ppb Au and >1000 ppm As (37111) with slightly elevated Sb values.

Area 6) Jumbo Brook (MT) - An area of mafic intrusive float with quartz / iron carbonate breccias carrying pyrite and arsenopyrite that reported Au values of 5,312 ppb (37113) and 1,222 ppb (37114) with a strong As association, both samples >1000 ppm, and slightly elevated Sb values to 64 ppm. No Ag or Base metal association.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 144

Table 9-2 - Queensway Project 2017 Grab Sample Significant Assay Values, Locations and Descriptions

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 145

Figure 9.2 - Queensway Project - GGS - 2017 Select Grab Sample Locations and Highlighted Areas. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 146

Twin Ponds

Two significant anomalous gold samples - 233 ppb (36006) and 556 ppb (36007) were located, both in outcrop, associated with weak As values of 124 and 435 ppm respectively (Figure 9-3 & Table 9-3). The first sample was a quartz/iron carbonate vein carrying pyrite and possible chalcopyrite, and the second was an altered, silicified, sedimentary unit carrying disseminated pyrite and possible chalcopyrite. No significant base metal, Ag or Sb values were found in the 2 anomalous gold samples or elsewhere on the property. Follow up prospecting was conducted in 2018 (Section 9.12).

Table 9-3 - Queensway Project - Twin Ponds Area - 2017 Grab Sample Locations, Descriptions and Selected Assay Results

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 147

NEWFOUND GOLD CORP
Gander Gold Project
Twin Ponds-Island Pond Sample Locations
Dans Pond
Long Pond
O'Brien Lake
Island Pond
Twin Ponds
Little Salmon Pond
Trans-Canada Highway
025020M
025019M
025012M
025015M
023253M
024274M
024270M
024531M
024243M
024245M
Kilometers

Figure 9.3 - Queensway Project - Twin Ponds Area - Select Grab Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 148

9.3.2 Detailed Prospecting - Joe Batts Pond Deformation Zone (JBPDZ) and Appleton Fault Zone (AFZ)

Exploration along the AFZ and JBPDZ (Figures 9-4 & 9-5) consisted of detailed prospecting, outcrop and float sampling, targeting anomalous soil and till samples and gold occurrences. Prospecting was also aided by the recent (2017) airborne geophysical survey (Sections 9.1, 9.6 & 9.7) and suggested target areas as identified by Sharp Geophysical. The prospecting utilized forest access roads and where needed ATV or foot traverses from June to December 2017.

Five hundred and thirty-five rock grab samples were taken from outcrop and float over the Appleton Fault Zone and Joe Batts Pond Deformation Zone, along with two soil samples (37177 & 101289). One hundred and forty-four samples were from outcrop and three hundred and ninety-one were float. One hundred and thirty-four samples gave values >100 ppb Au including forty-six with values >1000 ppb Au (1 g/t). Nine samples gave assay values >10 g/t Au with the highest value in sample 37052 at 83.37 g/t Au. The results, locations, and description of selected rock samples are presented in Table 9-4 with sample locations shown on Figures 9-4 & 9-5.

Extensive white quartz vein float with, or without, iron carbonate was found throughout the Queensway Project. Sulphides noted included: pyrite, arsenopyrite, minor chalcopyrite and a grey, lead bearing, mineral (thought to be boulangerite), prevalent along the JBPDZ trend. Some malachite / azurite is associated with chalcopyrite. Visible gold was noted in float samples in the 1744 Au in till area to the southeast of H-Pond with visible gold in 7 of 8 floats over an area of 100 m2, to the east of the north end of H pond (798 area), in the Pocket Pond area and along the JBPDZ trend.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 149

Table 9-4 - Queensway Project - JBPDZ/AFZ Area - 2017 Grab Sample Locations, Descriptions and Selected Assay Values > 1g/t Au

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 150

Legend
Sample >1 g/t Au
Sample Site
JBP-AL Boundry
Map Staked Licences
Forest Access
Trailway
TCH
Transmission Line
NEWFOUND GOLD CORP
Gander Gold Project
JBP-AL Sample Locations & >1 g/t Au Samples
Kilometers
0
1.25
2.5
5
N
Long Pond
Fourth Pond
Jonathans Brook
Millers Brook
Gander River
Joe Batts Brook
Little Salmon Pond
Salmon River
Glenwood
Joe Batts Pond
Glenwood Provincial Park
The Outflow
Kings Point
024247M
023840M
024243M
024268M
023881M
023860M
024136M
024112M
024031M
023987M
024026M
024264M
024143M
024138M
024139M
025008M
024014M
024265M
023962M
024266M
023182M
656000
658000
660000
662000
664000
666000
668000
670000
672000
5440000
5438000
5436000
5434000
5432000
5430000
5428000
5426000
5424000
5422000
5420000

Figure 9.4 - Queensway Project - JBPDZ/AFZ Area - 2017 Grab Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 151

37553: 14.53 g/t Au
37605: 27.9 g/t Au
37052: 83.37 g/t Au
37003: 23.05 g/t Au
37662: 38.66 g/t Au
37046: 12.43 g/t Au
37688: 11.43 g/t Au
37704: 19.07 g/t Au
37703: 66.55 g/t Au
Joe Batts Brook
Joe Batts Pond
Glenwood Provincial Park
024244M
024243M
024136M
024031M
023720M
023987M
024026M
023861M
007984M
024264M
023866M
024140M
023875M
024597M
022491M
023916M
025008M
024139M
024265M
023860M
023881M
006821M
023862M
023874M
023064M
025017M
Legend
Sample > 10 g/t Au
Sample >1 g/t Au
Sample Site
JBP-AL Boundry
Map Staked Licences
Forest Access
Trailway
TCH
Transmission Line
Kilometers
NEWFOUND GOLD CORP
Gander Gold Project
JBP-AL Sample Locations & >10 g/t Au Samples

Figure 9.5 - Queensway Project - JBPDZ Area - 2017 Grab Sample Locations and Selected Highlights. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 152

9.4	2017 Structural Geology

9.4.1 General

William Oswald, a PhD student from Institut National de la Recherche Scientifique in Quebec City and working for GoldSpot Discoveries Inc., visited the Queensway Project in November, 2017 to evaluate the structural geology of the QP, 798, Glass and Logan trenches and to evaluate the general area from a structural perspective. He spent four days working on the Queensway Project along with a NFGC prospector. His work was hindered by water filling the trenches and cold weather which made ice on the trenches. Trenches were pumped out with some water / ice remaining in the 798 and Glass trenches when the structural geological review was carried out. Structural measurements are shown on Figs. 9-6 to 9-8.

9.4.2 Results

The results below are summarized from Oswald’s report:

Data, collected from outcrops and trenches (dug and backfilled), consists mainly of lithological and structural information. Most outcrops are grey, bedded to laminated siltstone to mudstone with local gabbroic sills present in the stratigraphy. Structural data is composed of:

-	planar fabric (S0, Sn, Sn+1, Sn+2), which should correspond to regional S0, S1 S2 and S3
-	quartz veins
-	plunge of folded quartz veins

The main fabric (Sn+1) measured over the Queensway Project is oriented NE-SW and steeply dipping, which is consistent with the regional context. This fabric is likely associated with tight folds; however, no fold hinge zones were clearly identified. Scattered outcrops in the vicinity of Gander suggest such folds are open near Gander and become tighter toward the property area, where major fault zones are suspected.

Gold mineralization is documented in association with quartz veins. The veins are present as a set of fault-fill veins sub-parallel to the main fabric and a second set of extension veins at high angle. All veins are affected by folds and boudinaged suggesting emplacement during the main deformation. Fault-fill veins are oriented NE-SW and dip 60 to 80° to the NW or SE. Folds of these veins tend to plunge shallowly to the SW (N210°-25°). Measured extension veins are oriented around N300, dipping 50° NE.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 153

664000
665000
666000
5432000
5431000
5430000
5429000
5428000
N
Contact
Late Fault
Quartz Vein
Quartz Shear
NEWFOUND
GOLD CORP
Gander Gold Project
0
250
500
1,000
Meters

Figure 9.6 - JBPDZ 2017 Structural Study Measurements - H-Pond Area. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 154

662000
663000
664000
5430000
5429000
5428000
5427000
N
Linear Objects
Glacial Striation
Fold Plunge
Contact
Late Fault
Quartz Vein
Quartz Shear
NEWFOUND
GOLD CORP
Gander Gold Project
0
250
500
1,000
Meters

Figure 9.7 - JBPDZ 2017 Structural Study Measurements - Pocket Pond Area. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 155

N
661000
662000
663000
5428000
5427000
5426000
5425000
5424000
Linear Objects
Glacial Striation
Fold Plunge
Contact
Late Fault
Quartz Vein
Quartz Shear
NEWFOUND
GOLD CORP
Gander Gold Project
JBP Structural Study - Logan Trench & TCH Area
0
250
500
1,000
Meters

Figure 9.8 - JBPDZ 2017 Structural Study - Logan /Lochlan Trench Area. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 156

9.5	2017 Trenching - Joe Batts Pond Deformation Zone (JBPDZ)

9.5.1 General

Trenching carried out in November and December 2017 focused on gold targets generated by the 2016 prospecting and till sampling surveys along the JBPDZ (Figures 9-9 & 9-10). The initial permitted program proposed ninety-four trenches of approximately 25 m length crossing the NNE-SSW regional trend. Ultimately twenty-four trenches were dug with fourteen sites encountering bedrock (Table 9-5). Many of the proposed sites encountered overburden, deeper than the excavator arm could reach at roughly 6 m and were reclaimed and abandoned. All, except six trenches, were reclaimed after examination / sampling; Four with shallow overburden were contoured and left open for future review and two others were left open, fenced, with warning signs erected, and permission from the DNR to allow for further mapping and sampling in the spring once the snow / ice is gone. Further reclamation was carried out in the spring of 2018. The trench location data is presented in Table 9-5. The results, locations, and description of the samples and selected anomalous gold zones are shown on Figures 9-11 to 9-20.

Sketches, not to scale, were drawn to define the sample locations and the general geology for 4 trenches, with the sample locations defined with a handheld GPS. The sketches are provided as Figures 9-12, 9-14, 9-17 and 9-20, and are represented as a “coordinate best fit” for the data. Coordinates did not correlate well between the drone imagery, the sketches, and the GPS points, primarily due to the coordinate error with GPS devices which is estimated to be 3 to 17 m. Not to scale, geological mapping was carried out on the trenches in 2017.

One hundred and twenty-two channel samples and forty grab samples were taken from the five trenched areas - QP trench, nineteen samples, 798 trench, twenty-nine samples Glass trench, twenty-three samples, JBT trench, two samples, and Logan trench eighty-nine samples. Eleven channel samples from the Glass T2 (32135-32145) were re-analyzed using a metallic screen method as visible gold was suspected to be present in these samples.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 157

Table 9-5 - JBPDZ Area - 2017 Trench Locations

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 158

N
0.191 g/t Au over 1m.
0.350 g/t Au grab.
798 Zone Trench 1
H-Pond
0.081 g/t Au over 0.5m
H-Pond
5.67 g/t Au over 3m
11.14 g/t Au over 1m
4.73 g/t Au over 2.8m
4.67 g/t Au over 2m
H-Pond Brook
Quartz Pond Trench 2
Quartz Pond
Quartz Pond Trend
Joe Batts Brook
Glass Pond Trench 1
H-Pond Trend
Joe Batts Brook
223 ppb Au Grab Sample
No Channel Samples Taken.
Left Open for 2018 Season
JBT Trench Area
0 250 500 1,000
Meters
NEWFOUND GOLD CORP
Gander Gold Project
Joe Batts Pond North - 2017 Trenches
Date: March 20, 2018

Figure 9.9 - JBPDZ North Area - 2017 Trenched Locations and Select Assay Results. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 159

N
5.03 g/t Au over 0.5m
5.73 g/t Au over 1m
4.41 g/t Au over 1.5m
Logan Trench 1
0
125
250
500
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
Joe Batts Pond South - 2017 Trenches

Figure 9.10 - JBPDZ South Area - 2017 Trenched Locations and Select Assay Results. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 160

9.5.2 Results

The following areas were trenched during the 2017 program:

1)      Quartz Pond (QP) (Figure 9-11) - located to the east of the JBP road, testing an area of extensive quartz float - six trenches, bedrock was located in two out of the six trenches (QP-2,3). Quartz and iron carbonate veins were noted however the highest channel sample value was 0.081 g/t Au / 5.0 m (Figure 9-12).

2)      798 area (Figure 9-13) - located to the west of the JBP road, to the south of the 798 boulder location, testing an area of quartz float with visible gold - bedrock was located in all 4 trenches. Quartz veining with iron carbonate crosscutting the foliation at a low angle was noted. The highest values were 0.19 g/t Au over 1.0 m in a channel sample and 0.35 g/t Au in a grab sample (Figure 914).

3)      HP SE (1744 till) area (Figure 9-15) - located to the west of the road, southeast of H Pond, testing an area of extensive quartz float with visible gold noted in seven of the eight grab samples collected - five trenches attempted in the area were unable to reach at a depth of 6 metres.

4)      Glass area (Figure 9-16) - located to the west of the JBP road near the H Pond with two trenches reaching bedrock. Trench T1 was deep with two quartz veins approximately 10 m apart were sampled using the excavator bucket; Trench T2 (Figure 9-17) had shallow overburden with a quartz vein system traced over 30 m, remaining open to the N and S. Significant visible gold and Au channel sample assay values were found as follows: 3.1 g/t Au over 2.0 m, 5.7 g/t Au over 3.0 m, 11.1 g/t Au over 1.0 m, 4.7 g/t Au over 2.8 m and 4.7 g/t Au over 2.0 m.

5)      Joe Batts trend (JBT) (Figure 9-18) - located to the east of the JBP road and to the N of the Pocket Pond zone - two of the four trenches reached bedrock. Grab samples from trench T2 gave an anomalous value of 223 ppb Au with weakly anomalous Pb and Zn. Prospecting grab samples from the area showed visible gold associated with lead mineralization.

6)      Logan / Lachlan area (Figure 9-19) - located to the south of the Trans-Canada Highway, three trenches on trend to the south and north of the Lachlan showing, initially discovered by Rubicon/Paragon. Bedrock, consisting of variably iron carbonate altered siltstones and shales was located in all trenches. Trench 1 (Figure 9-20), contained visible gold in a narrow (15 cm wide) quartz vein and massive arsenopyrite veins which was extensively channel sampled. Three significant channel sample results - 5.0 g/t Au over 0.5 m, 5.7 g/t Au over 1.0 m and 4.4 g/t Au over 1.5 m were found.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 161

Bedrock Encountered
No Sampes Taken
Bedrock Encountered
No Samples Taken
2.90 g/t Au grab
0.83 g/t Au grab
No Bedrock Encountered
Bedrock Encountered.
Channel Sampled.
High Value 81 ppb Au.
0 25 50 100
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
Quartz Pond Trench Area
Figure:
Date: March 30, 2018
Datum: UTM NAD27
Drawn: M.B. Regular, P.Geo
665800 665850 665900 665950 666000 666050 666100 666150 666200
5430900 5430850 5430800 5430750 5430700 5430650 5430600 5430550 5430500 5430450

Figure 9.11 - JBPDZ Area - 2017 Quartz Pond Trench Locations and Select Assay Results. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 162

Quartz Pond Trench 2
N
81 ppb Au over 0.6m
Sample 32101
Legend
Trench QP T2
Component
Altered Sediments
Altered Seds + Qtz
Quartz Vein
Sediments
Till-Overburden
Water
0 1.5 3 6
Meters
NEWFOUND GOLD CORP

Figure 9.12 - JBPDZ Area - 2017 Quartz Pond Trench 2 Channel Samples and Geology. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 163

N
191 ppb Au over 1m
350 ppb Au grab
Bedrock Encountered in
Trenches 798 T2 to T4
No samples Taken
798 T 1
798 T 3
798 T 2
H-Pond
0 25 50 100
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
798 Trench Area
Figure:
Date: March 30, 2018
Datum: UTM NAD27
665700
665750
665800
665850
665900
665950
666000
666050
666100
5432300
5432250
5432200
5432150
5432100
5432050
5432000
5431950
5431900
5431850
5431800

Figure 9.13 - JBPDZ Area - 798 Trench Locations and Select Assay Results. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 164

798 Trench 1
N
191 ppb Au over 1m
350 ppb Au Grab
38 ppb Au over 1m
49 ppb Au over 1m
Legend
Trench 798 T1
Component
Altered Sediments
Altered Seds + Qtz
Quartz Vein
Sediments
Till-Overburden
Water
0 1 2 4
Meters
NEWFOUND GOLD CORP
665878
665880
665882
665884
665886
665888
665890
665892
665894
5432088
5432086
5432084
5432082
5432080
5432078
5432076
5432074
5432072
5432070
5432068
5432066

Figure 9.14 - JBPDZ Area - 798 Trench 1 Channel Samples and Geology. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 165

N
HP T1
HP T2
HP T3
HP T4
No Bedrock Encountered in
Trenches HP T1 to T5.
No samples taken.
No Bedrock Encountered
NEWFOUND
GOLD CORP
Gander Gold Project
H-Pond Trench Area
0 25 50 100
Meters
665050
665100
665150
665200
665250
665300
665350
665400
5430850
5430800
5430750
5430700
5430650
5430600
5430550
5430500
5430450
5430400
5430350

Figure 9.15 - JBPDZ Area - 2017 H-Pond Southeast Trench Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 166

4.67 g/t Au over 3m
4.73 g/t Au over 2.8m
11.14 g/t Au over 1m
15.79 g/t Au grab
11.71 g/t Au grab
446 ppb Au grab
171 ppb Au grab
N
0 25 50 100
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
Glass Trench Area

Figure 9.16 - JBPDZ Area - 2017 Glass Trench Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 167

Glass Trench 2
N
1.22 g/t Au over 2m
3.07 g/t Au over 2m Metallics
2.20 g/t Au over 3m
5.67 g/t Au over 3m Metallics
4.30 g/t Au over 1m
11.14 g/t Au over 1m Metallics
1.48 g/t Au over 2.8m
4.73 g/t Au over 2.8m Metallics
0.43 g/t Au over 1m
0.43 g/t Au over 1m Metallics
0.88 g/t Au over 2m
4.67 g/t Au over 2m Metallics
Original Au Assay g/t Au
Metallic Sieve Assay g/t Au
Sample Number
Legend
Trench GS T2
Component
Altered Sediments
Altered Seds + Qtz
Quartz Vein
Sediments
Till-Overburden
Water
0 1 2 4
Meters
NEWFOUND
GOLD CORP
664802 664804 664806 664808 664810 664812 664814 664816 664818
5430344 5430342 5430340 5430338 5430336 5430334 5430332 5430330 5430328 5430326 5430324 5430322

Figure 9.17 - JBPDZ Area - 2017 Glass Trench Channel Samples and Geology. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 168

N
No Bedrock Encountered
223 ppb Au grab
Open for Further Review
Remains Open for Review
No Samples Taken
Bedrock Encountered
No Samples Taken
NEWFOUND
GOLD CORP
Gander Gold Project
Joe Batt's Trend Trench Area
0 25 50 100
Meters

Figure 9.18 - JBPDZ Area - 2017 Joe Batts Pond Trench Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 169

N
4.41 g/t Au over 1.5m
5.73 g/t Au over 1.0m
5.03 g/t Au over 0.5m
4.27 g/t Au grab
0.86 g/t Au grab
Logan T2 and T3
Remain Open for Review
No Samples Taken
0 25 50 100
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
Logan Trench Area
661300 661350 661400 661450 661500 661550 661600 661650 661700
5425000 5424950 5424900 5424850 5424800 5424750 5424700 5424650 5424600 5424550 5424500

Figure 9.19 - JBPDZ Area - 2017 Logan Trench Location and Select Assay Results. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 170

Logan Trench 1
N
5.03 g/t Au over 0.5m
5.73 g/t Au over 1.0m
4.41 g/t Au over 1.5m
0.52 g/t Au over 1.0m
0 2.5 5 10
Meters
NEWFOUND
GOLD CORP
661475
661480
661485
661490
661495
661500
661505
5424820
5424815
5424810
5424805
5424800
5424795
5424790
5424785
5424780

Figure 9.20 - JBPDZ Area - 2017 Logan Trench 1 Channel Samples. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 171

9.6       2017 Preliminary Airborne Geophysical Interpretation

9.6.1 General

In May and June 2017, an airborne geophysical survey (HELITEM35c, magnetics and digital terrain model) was carried out by CGG Airborne over the Queensway Project for Palisade Resources Inc. (now New Found Gold Corp.) (Figure 9-21). The survey was flown in two areas, one included the Gander Gold North and Gander Gold South claim groups, and the other covered the Twin Ponds claims. Line spacing was 200 m in an east-west direction with control lines (tie-lines) of 2 km spacing in a north-south direction, at a terrain clearance of 70 m. A total of 5311.9 line km was surveyed. The HELITEM35c comprises a MULTIPULSE system configuration transmitting in two pulses - the half sine pulse and the square pulse with the square pulse gates providing information from the near surface and the half sine providing information at depth. The geophysical overview by Brenda Sharpe consisted of interpreting the 2017 data, as well as any historic geophysical data from the property area.

9.6.2 Results

The following results are summarized from Brenda Sharpe of GoldSpot Discoveries geophysical interpretation for the Queensway Project - JBPDZ/AFZ properties, based on the NFGC 2017 airborne survey.

DTM - Obvious trends in the digital terrain (DTM) are lineaments aligned NNE-SSW and a single one aligned NW-SE, where the western most NNE-SSW trend (the Appleton Fault Zone) and the NW-SE trend meet in the vicinity of the Appleton Road, Dome and Lotto showings. Therefore, if any favourable magnetic or EM features lie at similar intersections these could be areas of potential interest. A NE-SW fault if projected further to the southwest would also extend into this region. Other less obvious trends can be identified, also striking NW-SE as well as near NS and NE-SW/ENE-WSW. Faults determined from the topography are likely to be recent and/or reactivated. If these correspond with the later time EM (i.e. with depth) and large-scale magnetic trends - these may be older or are likely to be reactivated.

Magnetics - Overall the magnetic data is flat with the major narrow magnetic highs (brighter) likely mafic dykes or edges of mafic sills. The magnetic expression over this region is quiet apart from the GRUB line ultramafic rocks and the narrow, short strike length mafic dykes and sills. This makes defining faults significantly more difficult and means potential structures will need to be defined from not only the magnetic data but also the DTM and EM information.

Electromagnetic - The general character is that conductive material flanks both sides of the area. To the east lie a series of NNE-SSW trending west dipping conductors, in the Gander River Complex, and to west the survey flanks the boundary between siltstone and shale (eastern side of boundary — Hunts Cove Formation) and greywacke with siltstone (western side of boundary - Outflow Formation) of the Davidsville Group. The Outflow Formation appears to extend further to the east than shown on the mapped geology, with a new boundary drawn on the interpretation map.

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A change is also noted in the Hunts Cove from west to east with the western half of the Hunts Cove quite resistive with zones of even lower response, striking NNE-SSW, that may be more resistive bands, airborne IP, or even the axis to a dipping feature. This marked change in the EM conditions was also seen in the Fugro DIGHEM survey data. The EM data also indicates zoning in the Hunts Cove Formation and shows many NNE-SSW trends. The eastern half of the Hunts Cove is slightly more conductive possibly related to a topographic low in the area. However, the EM responses dissipate by the later time B-field. An ENE/NE fault which offsets the EM dextrally is seen in the dB/dt and B Field, early time square pulse data, but disappears quickly, suggesting this is a recent occurrence. In the more slightly conductive zone, a few features occur indicative of slightly stronger (sometimes dipping) conductors. The character of these are similar to the EM response over the Outflow formation but with less amplitude, and they dissipate more quickly. Like the western part of the Hunt’s Cove, NNE-SSW lineaments look like resistors/IP effects trending through the area. Between the eastern conductive zone and the GRC the data returns to the more resistive nature as seen on the western side of the Hunts Cove Formation. The faults derived from the EM data show good correlation with the ground geophysics surveys in that many of the proposed faults offset the IP trends outlined in the survey report.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 173

9.7       2018 Geophysical Interpretation-2017 Airborne Survey

9.7.1 General

A detailed interpretation of the 2017 airborne survey results, following the 2017 preliminary interpretation, was carried out in 2018 by Geophysicist Brenda Sharpe of GoldSpot. See section 9.5.1 for a description of the survey.

9.7.2 Overview

Geophysics is important in the regional understanding of the geology and the gold mineralization but has not yet been of much use in defining or locating gold mineralization. Magnetics show a low magnetic response over the Davidsville Group that is overshadowed by very high magnetic responses from the GRUB Line to the east and the Dog Bay Line to the west. Due to this the magnetics are of limited use in defining structure in either the GGN or GGS. The electromagnetic survey has also been of limited use in defining targets for follow up although it helps with the understanding of the geology in both the GGN and GGS. Both the magnetics and EM on the Twin Ponds area of the Queensway Project have been useful in defining geological units and also the structure although no significant gold zones have yet been located.

Gander Gold North (GGN)

Most of the magnetic survey data (Figure 9-21), especially in the northern regions, shows a quiet magnetic background consistent with the mapped siliciclastic marine sediments of the Davidsville Group, and NNE-SSW / NNW-SSE trending narrow magnetic features attributed to low-angle mafic dykes intruding the Davidsville Group. The GRUB Line (7.5A on Figure 9-21) is obvious along the northeastern edge of the geophysical survey as a strong magnetic signature with associated EM zones / lineaments (Licence 24266M). Later NW-SE striking dykes are located in the Davidsville Group close to the GRUB Line.

The magnetic data has been “upward continued” to identify areas of low magnetic intensity, possibly associated with gold mineralization, which are not easily identified in a magnetically quiet environment. Figure 9-23 shows the vertical derivative of the 150 m upward continued Residual Magnetic Intensity (RMI). It identifies several NNE trending areas of slightly lower magnetic intensity, including the Lotto, Letha, Grouse, H-Pond and Pocket Pond showings, and other areas between the Appleton Fault Zone and JPBDZ not yet explored.

Given the mostly low amplitude response of the magnetic data, structural features have been defined using upward continued magnetic grids, offsets and truncations in dykes and the EM data. The major structural directions determined from the geophysical data is NNW-SSE, NE-SW (dextral), NW-SE and N-S. The magnetic response from culture (a powerline) along the Trans-Canada Highway is clearly identified crosscutting the survey.

Similar to the magnetic data, the EM response is relatively weak (Figure 9-22), with a fabric striking at 030 degrees. The weakly elevated background EM response is attributed to slightly more conductive material in low-lying areas. In a west to east direction, the units are more resistive closer to the Appleton Fault Zone and with an “abrupt” change in elevation (from 100 m to 70 m) closer to the JBPDZ, the EM is slightly more conductive. Variations in the data do not always directly correlate with changes in elevation - these may indicate changes in lithology.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 174

Stronger conductive responses are noted immediately to the west of the Appleton Fault Zone (7.6A Figure 9-22) and associated with the GRUB Line (7.6B Figure 9-22). The EM data also identified numerous lineaments, with several associated with mineralized areas. The lineaments have an unusual signature possibly an IP response, which may be due to clays, graphitic argillite or alteration (Hodges and Smith, 1997). In the interpretation of the EM data, no differentiation has been made between conductive anomalies and potential airborne IP effect zones since along their length, these features can change geometry, appearing as either a conductive or airborne IP anomaly. Where strong and/or isolated IP effects exist, they have been labelled separately in the interpretation layers.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 175

Figure 9.21 — Queensway Project Residual Magnetic Intensity (RMI). Source: GoldSpot Discoveries, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 176

Figure 9.22 - Queensway Project dB/dt Z component half-sine channel 9. Source: GoldSpot Discoveries, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 177

Figure 9.23 - GGN Area - first vertical derivative of the upward continued RMI. Source: GoldSpot Discoveries, 2018

Gander South (GGS)

The magnetic fabric becomes more visible in the Gander South area and increases to the south. On the western geophysical survey boundary (South part of Licenses 24560M, 24562M, 24559M), a mafic unit is attributed to the Mount Peyton Intrusive Suite (7.5C Figure 9-21), and on the eastern survey boundary (East edge of Licenses 24566M, 24567M) the increased magnetic response may be part of the GRC (7.5D Figure 9-21).

An extensive gabbroic unit (7.5E Figure 9-21), striking NE-SW located in the south-central part hosts the Greenwood Pond showings. The unit may be folded and sheared along the fold axis with a strike of NE-SW. This unit is extremely disrupted and crosscut by multiple (proposed) structures and most of the showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Extensive weak to moderate magnetic zones striking at 034 degrees in the south and 024 degrees in the north, lie in the south-central area of the survey (7.5F Figure 9-21) and near the eastern survey boundary (7.5G Figure 9-21). The eastern magnetic zone, which approximately correlates with the mapped contact between the Outflow Formation and Hunts Cove Formation of the Davidsville Group, is comprised of several narrow, close spaced magnetic lineaments coincident with formational EM conductors (7.6E Figure 9-22). The central zone is weaker than the zone to the east, and is adjacent to a formational conductive zone, rather than coincident, perhaps indicating that 7.5F and 7.5G are limbs of a NE-SW striking fold? Parallel with the eastern 7.5G zone on licences 24570M and 24568M, on the survey boundary is a unit of alternating mafic and felsic material judging by the magnetic signature (7.5H Figure 9-21) with the IP zones correlating with the more felsic material.

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Along the western survey boundary, between the Mount Peyton Intrusive Suite mafic units and the gabbroic unit, is a non-magnetic unit which corresponds with a weak to moderate conductive zone which may be part of the Indian Islands Group or Ordovician black shale (7.5I and 7.6F Figure 9-21, Figure 9-22 respectively).

The previously mapped Bear Pond Gabbro lies in a magnetically quiet area, with the response more consistent to that of a sedimentary unit. From the magnetic response, the Great Bend Ophiolite is more extensive than mapped and is possibly folded along a NW-SE axis, as is the southern extent of the gabbroic unit (7.5E Fig 9-21).

The GGS is structurally complex with major structures following the geologic fabric, striking 025 to 040 degrees, and other structures trending subparallel to the Gander River at 060 degrees showing dextral offset, and 095 to 125 degrees, also with dextral offsets, occurring throughout the area. Less commonly approximately 170-180 degrees structures are identified. Figs. 9-24 and 9-25 show the magnetic and EM interpretations respectively, along with the major structures (regional and more local scale) defined from a combination of both the magnetic and EM parameters.

The combination of the magnetic and EM data produces a slightly different geologic scenario especially in the southern GGS area. The (proposed) gabbroic unit is essentially along the mapped contact between Indian Islands Group and Davidsville Group, and the contact seems to lie closer to the western survey boundary than previously mapped. Likewise, if the extensive eastern magnetic / conductive zone marks the transition between the Outflow Formation and the Hunts Cove Formation, then the contact is approximately 2 km further to the west in the northern part of the GGS area than what was previously mapped.

Twin Ponds (TP)

Unlike the GGN area, the magnetic data (Figure 9-21) over the TP properties shows an elevated magnetic background. The mapped geology suggests that the major lithologies are the Ten Mile Lake formation (TMLF), the Duder Group (DG) melange / Badger Group (BG) and Mount Peyton Intrusive Suite mafic intrusives and these contacts are clearly identifiable in the magnetic data. In addition, a strongly magnetic unit (7.5B Figure 9-21) striking NE-SW / NNE-SSW, adjacent to the Reach fault may an extension of a mapped mafic unit located to the northeast along the boundary of the claims. Two sets of dikes are mapped in the TMLF - NE/SW and NW/SE. In the DG/BG the dikes strike closer to a N-S direction, with a few of the NW/SE dikes intruding the units, suggesting these dikes are from a more recent swarm.

The EM data (Figure 9-22) over most of the area is quite resistive, showing little response in the TMLF, except for a strong airborne IP response in Twin Pond itself, which is likely due to a build up of clay / lake bottom sediments. A weak conductive zone is noted at the contact between the DG and TMLF. It exhibits a dip response in the southern part of licence 24270M. To the north of a proposed NW-SE structure, which extends through Twin Pond, the zone is more conductive. Two near NW-SE (7.6C Figure 9-22) striking conductors are confined between structures that parallel the Reach fault. Two other conductive zones (7.6D Figure 9-22) strike sub-parallel to the Reach Fault and where they intersect to the north is close to the Clydesdale showing. A weak conductive zone located along a probable structure trending NNW-SSE, if extended to the northwest, would intersect the T-Rex showing. There is no obvious correlation between the magnetic signatures and the locations of the showings.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 179

Several major structural directions are defined, NNE-SSW (Reach Fault direction), NE-SW and NW-SE.

9.7.3 Results

Gander Gold North - Appleton Fault Zone

Determining an indicative signature from either magnetic or EM data over the Appleton Fault Zone showings is difficult due to the proximity of the Trans-Canada Highway and associated powerlines however potential “anomalies” are identified near the showings, with all showings lying in close proximity to a contact identified from the EM data and reflected in the topography. The mapped geology suggests a contact striking approximately 010 degrees between the Outflow Formation and Hunts Cove Formation of the Davidsville Group, and magnetic lineaments support this orientation, however the EM data suggests the contact may be closer to NE-SW, 035 degrees, similar to most other contacts in the AFZ / JBPDZ area. From north to south, drill hole LG99-22 by Herman’s Brook, seems to correspond with this contact and the Lotto Zone also is close to Herman’s Brook and the contact with both in magnetic lows. A strong airborne IP effect (7.10A Figure 9.26) lies approximately 700 m to the northwest of LG 99-22. The Dome showing, like the Lotto showing, lies along the contact, and corresponds with a weak airborne IP effect. The Road showing does not give any anomalous values, however between 1.1 km - 1.3 km (7.11B Figure 9-27) to the west of the Road showing, near drill hole LG03-02, the EM shows an airborne IP effect and a contact defined from the EM only. To the northwest of the Baseline/Keats showing there is a dramatic change in the Outflow Formation/Hunts Cove Formation contact from flat lying (to the north) to shallow dipping to the east. The contact lies on the western side of South Herman’s Pond, and there is a corresponding weak airborne IP response (7.11C Figure 9-27).

To the south of the Trans-Canada Highway, the Bowater showing lies on strike with a north-south striking, weak magnetic low (7.11D Figure 9-27) in mapped Outflow Formation. The EM shows nothing of significance associated with the showing however a strong airborne IP, noted on several lines, lies approximately 750 m to the east (7.11E Figure 9-27). Strong magnetic lows are noted between the Knob/Bullet and Baseline/Keats showings on opposite sides of the Trans-Canada Highway, (Figure 9-27) however these are likely due to cultural effects, the roads, powerlines etc.

Much of the contact area to the south of the Grouse and Letha showings was mapped during the 2018 fieldwork. Although the region shows as a weak magnetic low, the fieldwork did not identify anything of interest in the southern Appleton Fault Zone. A 400 m magnetic low that has not been explored extends southerly from Letha/Grouse (Figures 9-23, 9-27). The zones further to the east also warrant further investigation. Comparison of the vertical derivative of the upward continued RMI with the EM contacts (Figure 9-27) indicates that the EM contacts are likely structural.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 180

Gander Gold North - JBPDZ

A geophysical EM signature is noted in the vicinity of the JBPDZ showings (profiles Figure 9-28), and similar features are noted in close proximity to the known showings. Although there are a few, well-defined, conductors, the majority of EM anomalous features appear as IP effects which are due to faults, clays, alteration, graphitic material or mineralization, given the geometry of the profiles and how they correspond with features noted in historic ground IP data. The IP effects correlate with stronger IP zones from historic ground IP surveys.

Three resistive, sub-parallel, zones of interest (Figure 9-29), including the JBPDZ, were investigated during structural geology fieldwork in September 2018. All three areas showed alteration on the northern Gander River shore on these resistive zones. None showed major displacement, so they are alteration zones rather than structural features. The most prospective appears to be the JBPDZ however the central zone was only sampled along the shore.

The JBPDZ showings correlate with EM lineaments and lower magnetic zones, and tentatively with IP chargeability zones of variable strength (Figure 9-30). The zones may in part be due to graphitic content in the rocks which is also chargeable.

The chargeability (Figure 9-30) shows stronger zones to the west, closer to the Appleton Fault Zone. This is likely due to the more resistive EM background, resulting in a stronger chargeability response. These areas warrant further investigation. A third, large scale, structural element, parallel to the AL and JBPDZ is noted along the GRUB Line. (Figure 9-24). Anomalous Au values in rock samples are noted adjacent to this structure in the Millers Brook area.

Gander Gold South (GGS)

Greenwood Pond Area

The gabbroic unit, located in the south-central part, striking 047 degrees, hosts the Greenwood Pond showings, including Greenwood Pond #1-7, Aztec, A zone, Hornet, Road Gabbro, LBNL and Goose, further to the north. The structures in the area (Figure 9-31) are complex but the dominant direction appears to be consistent with the geologic fabric, with most showings lying along regional NE-SW structures with potentially sinistral offset. Aztec, A-Zone and LBNL appear to lie along an ENE regional structure. A second subparallel structure, approximately 2 km to the south, extends through the Jumbo Brook area, close to anomalous Au in till areas and significant Au in soil values.

The North Paul’s Pond showing lies adjacent to an extensive formational conductor, likely graphitic argillite, in a weakly magnetic zone. Goose and LBNL lie adjacent to the formational conductor and a separate, weak, short strike length, near-vertical, conductor seems to correlate with the Goose showing (7.16A Figure 9-32) which carries arsenopyrite and may explain the conductor. Several shorter strike length conductors (7.16B Figure 9-32) lie on strike with Goose and LBNL to the southwest, parallel with the extensive formational conductive zone. Given their proximity and similarity to the Goose showing these short strike length conductors warrant further investigation. Only one, 7.16C Figure 9-32, lies adjacent to the gabbroic unit. Several other conductors on the eastern side of the formational conductor (7.16D Figure 9-32) also warrant further investigation.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 181

Two km to the southeast of the Goose showing, an area of significant historic Au in soil samples lies at the junction of ENE, NE and WSW structures, an example of how a conductor can change geometry from a regular conductor to the south of a NE-SW structure (7.17A in Figure 9-33) to an IP anomaly to the north of the structure (7.17B Figure 9-33), with the strongest IP response correlating with the anomalous soil samples.

Significant anomalous Au in till samples in the magnetically low area in Figure 9-26 corresponds with lower EM background values and a “gap” in the formational conductor (Figure 9-22) with significant IP responses. This may represent alteration / mineralization and it warrants further investigation.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 182

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
Davidsville Group?
gabbro - increasing magnetic intensity
ultramafic rocks - increasing magnetic intensity
Indian Islands Group?
undefined felsics?
Mt Peyton felsic intrusive or Botwood Group?
weakly to strongly magnetic material
associated with graphitic formational conductors
Duder Group?
Ten Mile Lake Formation?
weakly magnetic unit
Regional structures
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.24 - GGS Area - Magnetic Interpretation - showing possible local and regional scale structures. Source: GoldSpot Discoveries, 2018

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616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
zone
lineament
EM contact
EM lithologic unit
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.25 - GGS Area - EM Interpretation. Source: GoldSpot Discoveries, 2018

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Figure 9.26 - GGS Area South - RMI upward continued to 300m - showing region of slightly lower magnetic intensity. Source: GoldSpot Discoveries, 2018

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Figure 9.27 - AFZ Area - vertical derivative of magnetic data upward continued to 150 m, EM contacts as thick grey lines. Source: GoldSpot Discoveries, 2018

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Figure 9.28 - JBPDZ Area - EM Profiles over H-Pond and Pocket Pond Prospects. Source: GoldSpot Discoveries, 2018

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8000
4000
0
(meters)
NAD27 / UTM zone 21N
0.130
0.044
0.021
0.010
0.004
-0.000
-0.004
-0.008
-0.014
-0.024
-0.039
-0.070
-0.229
Calculated Vertical Gradient of the RMI
upward continued by 150 m
nT
Lotto Zone
Dome
Road Showing
Baseline Showing
Bowater
Bullet
The Knob
Letha
Grouse
The Outflow
H Pond
E Pocket Pond
Pocket Pond
Rat
Twin Ponds No 4
Little Harbour No 1

8000
4000
0
(meters)
NAD27 / UTM zone 21N
0.48
0.44
0.41
0.37
0.34
0.30
0.27
0.23
0.20
0.17
0.13
0.10
0.06
Conductivity Depth Slice
350 m below surface
mS/m
Lotto Zone
Dome
Road Showing
Baseline Showing
Bowater
Bullet
The Knob
Letha
Grouse
The Outflow
H Pond
E Pocket Pond
Pocket Pond
Rat Pond
Rat Pond
Twin Ponds No 3
Twin Ponds No 2
Twin Ponds No 4
Twin Ponds No 1
Little Harbour No 1

Figure 9.29 - GGN Area - Possible alteration zones over the first vertical derivative of the upward continued RMI (top image), and conductivity slice at 350 m below surface (lower image) - three dotted lines project potential parallel alteration zones along the JBPDZ. Source: GoldSpot Discoveries, 2018

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Figure 9.30 - GGN Area - Chargeability - Green dotted lines show three potential alteration zones along the JBPDZ. Source: GoldSpot Discoveries, 2018

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Figure 9.31 - GGS Area - Upward Continued Magnetics with anomalous Au Till Samples > 5ppb, major and local structures. Source: GoldSpot Discoveries, 2018

Figure 9.32 - GGS Area - Greenwood Pond showings - Au anomalous till samples >5ppb shown. Source: GoldSpot Discoveries, 2018

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Figure 9.33 - GGS Area - EM Data, structures and anomalous till samples >5ppb Au overlain on historical soil sample results. Source: GoldSpot Discoveries, 2018

9.8	2018 Structural Geology Survey

9.8.1 General

Structure is a key aspect of the Queensway Project and is considered to be a critical control of gold mineralization in the area. A structural study of the area was contracted to GoldSpot Discoveries was carried out in September, 2018 when geologists from GoldSpot visited the property in two groups of two field geologists and were oriented to the area by NFGC geologists and prospectors who accompanied them during their traverses.

The intention of the survey was two-fold:

1)       To understand the regional structure of the Davidsville Group and nearby units.

2)       To evaluate the structural setting of the various gold showings to determine how the mineralization was emplaced and to look for similar structural settings in the Queensway Project that could host similar mineralization.

9.8.2 Results

Most units display a penetrative, sub-vertical, axial planar structural fabric (S1) trending NNE-SSW (ca. N215; Figure 9-34 A, B). Local decimetre-scale, open to isoclinal F1 folds have been observed, plunging shallowly to the north-west. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies (Buchanan, 2004; Sandeman et al., 2018).

Variations in the attitude of S1 are documented (Figure 9-34 B) and are interpreted as resulting from the development of crosscutting NE-trending dextral fault/shear zones, consistent with a late stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are present. Such fault zones are present at outcrop-scale, typically with 0.5 to a few meters offset determined in the presence of quartz veins. The widest example occurs on the north shore of Gander lake, to the west of the Gander river. It consists of a 10-20m wide, sub-vertical zone of intense S1 disruption trending at N75.

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The S1 fabric is frequently affected by crosscutting D2 structures (Figure 9-34 C). Such structures consist of early to well-developed kink banding, fault planes and, locally open folds. They trend N125-N130 and dip approximately 60°SW. A conjugate, secondary set of faults / kink banding is locally present at approximately 30°. Relative kinematic indicators indicate NW-SE extension and NE-SW compression.

Most structures observed are of metre to decametre-scale. The lithological homogeneity of rocks in the Queensway Project hinder the identification and delineation of major structures at property scale. Consequently, geophysical data has been used to identify probable structures (see section 9.7).

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Figure 9.34 - GGN Area - Stereographic plot/schematic representation of structural data A) - Poles to S0 stratigraphic surface and F1 fold axis plunges B) - Main and Secondary D1 Structures C) - D2 Structures. Source: GoldSpot Discoveries, 2018

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Figure 9.35 - GGN Area - Measurements of quartz veins with associated hydrothermal alteration A) Stereographic projection of poles to plane veins in the vicinity of well identified extensional veins B) Density plot of Data; Black arrows showing trends of extensional vein’s deformation and re-orientation parallel to S1 during D1 deformation. Source: GoldSpot Discoveries, 2018

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9.9 2018 Till Geochemistry

9.9.1 General

Geochemical till surveys mainly conducted for Au, by Noranda, with follow up reconnaissance and grid soil sampling, which generated prospecting targets by Noranda and later prospectors, resulted in the discovery of showings such as the Dome, Ketas/Baseline, H Pond, Knob and other zones on the GGN area and the Paul’s Pond and Greenwood Pond showings in the GGS area.

A detailed till survey for Au over the JBPDZ in late 2016 defined a large area of anomalous tills along the trend, resulting, with follow up prospecting, in the discovery of significant gold zones, such as the Glass and 1744 area. In the GGS area, regional till surveys by NFGC in 2018 generated areas of anomalous Au values, prospective for gold mineralization.

A milder than normal winter in central Newfoundland allowed NFGC crews to collect till samples starting in February through to July, 2018. The till locations (Figures 9-36 & 9-37) were based on GPS based grids designed around property boundaries, lakes, rivers, and boggy areas. Grid 1 (Figure 9-36) is the regional survey over the GGS using 2 km spacing and a 1 km offset on every second line, which resulted in a possible 356 locations. Grid 2 (Figure 9-37) is a detailed grid over the GGS SW magnetic anomaly, with spacing at 500 m with a 250 m offset, which resulted in a possible 306 locations. The regional till survey produced 339 samples (95 % coverage) and the detailed grid produced 276 samples (90% coverage). Sites with samples not taken resulted from excessive organic material, sandy, non-till material, or rocky ground with little till. Efforts were made to sample all sites however areas along the NW Gander River, especially on the detailed grid were sometimes reworked fluvial material and not true tills and were not sampled.

In the GGN area 4 till samples (JBPT1 to JBT4-4) were collected in the area of the 2016 1,744 gold grain site identified in late 2016 to validate the results and compare the two analytical methods.

The geochemical samples were sent to Activation Laboratories (Actlabs) in Ancaster ON and analyzed using analytical code 1H INAA (INAAGEO) / Total Digestion ICP (TOTAL) techniques for Au and 48 other elements. These techniques included a 4-acid digestion, followed by neutron activation analysis (INAA) for Au, and either neutron activation or ICP analysis for the other elements. Twenty-one samples, which gave anomalous gold geochemical results, had larger samples taken at the same time and from the same sample material were later sent to Overburden Drilling Management (ODM) of Nepean, Ontario for heavy mineral and gold grain analysis.

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Figure 9.36 - GGS Area - Regional Till Sample Locations. Source: NFGC, 2018

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NEWFOUND GOLD CORP
N
Grid Parameters;
23 long km baseline
47 gridlines
3 km long grid lines
250 m samle offset
Maximum 306 samples
Legend
Detailed Grid Point
Detailed Grid Line
NFGC Licences
HVdc Right Of Way
Striations
Direction
Known
Unknown
Airborne Magnetics
Value
High : 2007.13
Low : -1323.17
0 1.25 2.5 5
Kilometers
NTS Map Sheets 02D06, 02D/10, 02D/11, 02D/14, and 02D/15
UTM NAD27 zone 21
622000 624000 626000 628000 630000 632000 634000 636000 638000 640000
5398000 5396000 5394000 5392000 5390000 5388000 5386000 5384000 5382000 5380000 5378000 5376000

Figure 9.37 - GGS Area - Detailed Till Survey Locations to cover the area of high magnetic intensity east of the Mount Peyton Batholith. Source: NFGC, 2018

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Figure 9.38 - Queensway Overview - Gold in Till Anomalies. Source: NFGC, 2020

9.9.2 Results

Of the 615 till samples (356 regional, 276 detailed), 83 samples (64 regional & 19 detailed) gave analysis values > 8 ppb Au (14%) with 8 ppb Au considered a background level for the area. 413 samples gave values below detection of <2 ppb Au. Of the Au anomalous samples, 28 (25 regional & 3 detailed) gave values of 20 ppb Au or higher with the highest values - 133 ppb Au (Regional-33980), 65 ppb Au (Detailed-37338) and 45 ppb Au (Regional-33075). A map showing the 2018 gold in till results is provided as Figure 9-38.

The till results suggest at least 6 target areas for follow-up prospecting (Figure 9-38) and advanced exploration, from north to south (Figure 9-38).

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A)      Hunt’s Brook [657000E / 5414000N] - 33101 - 26 ppb Au, 33098 - 13 ppb Au - Shea Brook area. Just to the west, near the SW Gander River - 33980 - 133 ppb Au.

B)      The Narrows - East NW Gander River [643000E / 5405000N] - 36212 - 31 ppb Au, 36213 - 22 ppb Au, 36215 - 22 ppb Au.

C)      SE of Paul’s Pond - Larsen’s Falls [641000E / 5390000N] - 37494 - 35 ppb Au, 36149 - 30 ppb Au, 36745 - 26 ppb Au, 37488 - 25 ppb Au, 36746 - 16 ppb Au.

D)      Bernard’s Brook - Pine Tree Hill [636000E / 5385000N] - 36533 - 30 ppb Au, 36343 - 30 ppb Au, 36525 - 20 ppb Au , 37531 - 16 ppb Au , 36534 - 12 ppb Au.

E)      S of Eastern Pond [629000E / 5381000N] ] - 36245 - 40 ppb Au, 36249 - 23 ppb Au, 36246 - 22 ppb Au, 36247 - 18 ppb Au, 36248 - 16 ppb Au, 36238 - 15 ppb Au.

F)      S Bear Pond - W Great Gull River [620000E / 5375000N] - 33075 - 45 ppb Au, 33077 - 20 ppb Au, 39018 - 16 ppb Au.

The 2018 ODM gold grain analysis gave varied results. Till sample 33980 from the Shea Brook area gave the highest till value from the 2018 season at 133 ppb Au, however, the 2018 ODM gold grain analysis found no gold grains in the sample classified as a till, leaving unanswered questions such as whether the sample was analyzed correctly at Actlabs or there was an error during sampling or processing (Actlabs/ODM)? While the calculated gold assays from the heavy mineral concentrates at ODM do not match analyzed values at Actlabs there is a correlation with a general increase in the number of gold grains as assay values increased. Overall the gold grains are largely reshaped suggesting transport from source areas at distances of 1 km plus. Ice flow direction is towards the north-northeast with target areas to the south-southwest and further till sampling is required to properly evaluate the results. The target areas, show little to no correlation with mineral occurrences indicating that unknown mineralized areas could exist in the GGS. The recognition of trace cinnabar in the samples in the ODM work requires additional research and review.

In the GGN area, samples JBT1 and JBT3 gave values of 9 ppb Au, JBT2 gave 15 ppb Au and JBT4 gave 18 ppb Au, all above the accepted background level of 8 ppb Au and considering the gold grains in till discovered by ODM in this area indicates significant potential in both the GGN and GGS areas.

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Gander Gold South Till Sample Results 2018
NEWFOUND GOLD CORP
Legend
ODM Till
Ice Flow Direction
Known Mineral Occurrence
Till Site
Au (ppb)
1 - 7
8 - 19
20 - 39
40 - 133
Follow-Up Area
NFGC Licence
Map Staked Licence
A
B
C
D
E
F
0 4 8 16
Kilometers
NTS Map Sheets 02D06, 02D/10, 02D/11, 02D/14, and 02D/15
UTM NAD27 zone 21

Figure 9.39 - GGS Area - 2018 Till Sample Results and Target Areas. Source: NFGC, 2018

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9.10 2018 Satellite Imagery

9.10.1 General

Satellite imagery has become an essential tool for mineral exploration as advances in image resolution, and orthorectified mosaic satellite images allow the review of ground conditions prior to prospecting, provide a base for geological mapping and also delineate the glacial/geomorphology and geology of an area.

NFGC contracted Pacific Geomatics Ltd. (PACGEO) of Cowichan Bay, British Columbia to task satellite images for the three areas in the Queensway Project. The GGN area, covering 240 km2, had satellite images taken by DigitalGlobe’s WorldView-3/4 with 4-band select tasking and <15% cloud cover at a pixel resolution of 30cm. The GGS and TP areas, 938 km2 and 100 km2 respectively, had satellite images taken by DigitalGlobe’s WorldView-1 and GeoEye-1 with 4-band select tasking and <15% cloud cover at a pixel resolution of 50cm. PACGEO provided bundled processing which included scaling, orthorectification, enhancement, mosaic and cloud patch as required. The final product included both natural and false colour infrared products with an FTP delivery. The GGN images were flown at 3 different times from May to September 2018. The GGS images were taken between May and June 2018 and the TP images were collected on May 28, 2018 with one flight. The imaging took longer over the GGN and GGS areas due to excessive cloud cover on many days.

9.10.2 Results

The 50 cm resolution imagery of both the GGS (Figure 9-40) and TP (Figure 9-41) areas was finished earlier in the season with archived images available for processing however the 30 cm resolution imagery on the GGN (Figure 9-39) was delayed due to cloud cover when tasked flights occurred. Figures 9-40 to 9-41 show the imagery at the resolution of a standard letter page scale. The new imagery made the task of positioning historic spatial data much easier and with more accuracy.

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Figure 9.40 - GGN Area - 2018 30cm resolution satellite imagery coverage. Source: NFGC, 2018

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Figure 9.41 - GGS Area - 2018 50cm resolution satellite imagery coverage. Source: NFGC, 2018

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Figure 9.42 - Twin Ponds Area - 2018 50cm resolution satellite imagery coverage. Source: NFGC, 2018

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9.11 2018 Soil Surveys

9.11.1 General

Anomalous to elevated gold and arsenic values in float rock samples from 2016-2017 prospecting in the GGS area were followed up by soil grids, designed using GPS stations. The sampling was carried out in late January to early May 2018 using skidoos and quads for access. Samples were acquired from the B horizon, where possible, using “Dutch” augers through the ice/snow. While not an ideal time for soil geochemistry, sample acquisition was good and most samples were reasonable B horizon soils. Samples were analyzed at Eastern Analytical in Springdale, NL for Au by fire assay and a 34 element ICP analysis.

Two areas of soil sampling were completed (Figure 9-36) for follow up as described below:

1)  Jumbo Brook - 3 grab samples (37112 to 37114) assayed up to 5312 ppb Au. The grid consisted of eleven, 1 km long, 100 m spaced lines, from a 1 km baseline at 040 degrees. Sampling was completed in early February 2018 with 373 samples analyzed.

2)  Yellow Fox Brook - 5 grab samples (33839 to 33844) gave values >100 ppb Au with As values near or above the upper detection limit (10000ppm). The grid consisted of eleven, 100 m spaced, NW trending, lines, each 1 km long, from a 1 km baseline at 050 degrees. Sampling was completed in early May 2018 with 380 samples analyzed.

9.11.2 Results

Jumbo Brook (Figure 9-42) - 21 of 373 samples gave values >10 ppb Au with a maximum value of 90 ppb Au and 6 values >20 ppb Au. The grid lies over the contact between the Davidsville Group to the east and Indian Islands Group to the west. Elevated gold results for soil and float samples appear to be clustered near the forest access road and suggest a possible source to the south-southwest towards “Thumb-Up Pond” or the boggy area just to the west of it. Results for As were atypically low with a maximum value of 463 ppm As, Sb was <6 ppm, Ag at the lower detection limit of 0.2 ppm and base metal values were weakly anomalous.

Yellow Fox (Figure 9-43) - 12 of 380 samples gave values >10 ppb Au with a maximum of 47 ppb Au, the only value above 20 ppb Au. The grid covers the contact between the Davidsville Group to the east and the Ten Mile Lake Formation to the west. Samples 33843 and 33844 occur along Yellow Fox Brook and represent a possible target to the north of the grid with the 3 float samples (33839-33841) appearing to line up with the elevated soil samples in a NE-SW trend however the suggested ice flow direction from the south-southeast indicates a source for the float and soil anomalies from an area to the south of the grid. Base metal, As, Sb and Ag results give values lower than at Jumbo Brook with the exception of 2 values for Ag >1 ppm for samples 2280 (1.7 ppm) and 2316 (1 ppm). The Ag and Au results may indicate a possible east-northeast trend that reflects a source to the west-southwest resulting from a more localized ice flow direction along Yellow Fox Brook valley.

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Figure 9.43 - GGS Area - 2018 Jumbo Brook Soil Grid and Results. Source: NFGC, 2018

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Figure 9.44 - GGS Area - 2018 Yellow Fox Soil Grid and Results. Source: NFGC, 2018

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9.12 2018-Present Prospecting

9.12.1 General

Prospecting of both outcrop and float boulders, mainly in follow up of till and soil geochemistry, has been the main discovery generator on the property with most gold zones found by prospecting. This is due to good logging road access to all three areas of the Queensway project, the relatively thin till cover and the fact that most gold mineralization is associated with quartz veining which standardizes the identification of prospective mineralization. In the JBPDZ recent logging activity, from the main road through the centre of the property, has included scarification which, while intended to help regeneration of the forest, has also had the effect of uprooting many quartz blocks derived from bedrock even in areas where overburden may be 6 m plus in depth.

A total of 528 prospecting rock samples were taken (Figure 9-44) on the Queensway project in 2018. These included: GGN - 104; GGS - 382 and TP - 42. Samples were outcrop (309), chips from outcrop (5), subcrop (8) or float samples (206), taken mainly as “grab” samples or “selected” grabs with mineralization, especially visible gold, included in the sample. Forty-one control samples, 24 blanks and 17 standards, were also included for QAQC analysis.

Samples were shipped to the ALS preparation laboratory in Sudbury and then to their laboratory in Vancouver for analysis using analytical code Au-ICP21. Selected samples, especially those where visible gold was noted, were processed using a metallic screen analysis (Au-SCR21).

Targets in the GGS area, based on historical values and till results were evaluated (Figure 9-45 & 9-46). These included: Joe’s Feeder; the Narrows at Steel Bridge; Winter Brook; Hussey Pond; SE Paul’s Pond; Greenwood Pond; Jumbo Brook; Eastern Pond and Larson’s Falls. Associated with a structural study by GoldSpot (Section 9.8), Abnormally low water levels in the late summer, allowed for prospecting to be done along the shore of Gander Lake and the Gander river systems and around historic showings, including the southern AL trend in the Outflow area. In the northwest part of the JBPDZ trend, prospecting evaluated historical results which suggested a continuation or parallel trends.

In the TP area (Figure 9-47), limited systematic prospecting across the structural trend was carried out looking for on strike extensions to historic gold showings such as the T-Rex, Blue Peter and Clydesdale which are adjacent, to the north of the NFGC licences, as well as evaluating the potential of magnetic / electromagnetic targets located in the 2017 airborne survey.

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NEWFOUND GOLD CORP
N
Bay of Exploits
Botwood
Glenwood-Appleton
Gander
Gander Lake
Legend
Grabs 2017 - 2018
Au (ppb)
< 500
500 - 2,000
2,001 - 10,000
10,001 - 30,000
> 30,000
0 2.5 5 10 15 20
Kilometers
UTM NAD27 zone 21
610000
620000
630000
640000
650000
660000
670000
5450000
5440000
5430000
5420000
5410000
5400000
5390000
5380000
5370000

Figure 9.45 - Queensway Project - 2017 & 2018 Prospecting Rock Sample Locations. Source: NFGC, 2018

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9.12.2 Results

Three hundred and three samples had Au values below detection limit of 1 ppb; seventy-two samples gave values >100 ppb Au including thirty-six >500 ppb Au, twenty-four >1000 ppb Au, eleven >3000 ppb Au, and four samples >10000 ppb Au. The highest value located was X942013 - 44.7 g/t Au, a grab sample from the Glass T2 trench in a sulphide enriched portion of a quartz vein. In general, an increase in Au values is associated with an increase in As values although overall As values are usually <500 ppm. Correlation of base metals and Ag with Au is negligible except for some mineralization along the eastern trend on the JBPDZ where Pb values are elevated and a dark grey sulphide, thought to be boulangerite is noted (Table 9-6).

GGS - Targeted anomalous tills or geophysical targets. These included, from south to north:

Eastern Pond - Till area E (Figure 9-45). thirty-four samples, with four giving values >100 ppb Au with a maximum value of 680 ppb Au (X942414), a float sample collected near the eastern shore of Eastern Pond (Figure 9-45).

Greenwood Pond area (Figure 9-45) - twenty-four samples gave seven values >100 ppb Au including four samples >1000 ppb Au. The highest values - 6590 ppb Au and 1.7 ppm Ag (37253) and 3310 ppb Au - (X942608) occur proximal to known mineral occurrences being the Greenwood #6 and the A-zone extension. Sample X942359, from the same area, gave Au below detection limit with 14.2 ppm Ag, the highest in the sample area.

Paul’s Pond (Figure 9-45) - two samples >1000 ppb Au (X942010 - 1185 ppb Au (LBNL showing) and X942609 - 1150 ppb Au (Goose Showing).

Till target areas C and D (Figure 9-45) - SW Gander River (Figure 9-46) - one hundred and seventy samples, mainly along the river near Larsen’s Falls where extensive quartz veining is noted. Four samples gave values >100 ppb Au with float sample 33217 assaying 1910 ppb Au.

Steel Bridge area (Figure 9-46) - to the east of the NW Gander River and along the river, based on anomalous tills - Till target B (Figure 9-46). 22 samples, including 5 chip samples, with 12 giving results >100 ppb Au and the highest value of 4000 ppb Au (# 33211) and 1660 ppb Au (X942088) in outcrop along the river to the north of the bridge.

The remaining three areas (Figure 9-46) are: 1) NW Gander River forest access road between Yellow Fox Brook and Clarks Brook - twenty-seven samples all gave values <20 ppb Au; 2) The shoreline of Gander Lake and near Careless Cove - thirty-nine samples, ten giving values >100 ppb Au with a high value of 1185 ppb Au (X942203) from outcrop along the shore of Gander Lake, and 3) The shoreline of Gander lake between the NW Gander River and Hunts Cove, including the SW Gander River, Shea Brook and Joe’s Feeder - forty-six samples with three >1000 ppb Au; 33317 - 3020 ppb Au, 3309 - 1340 ppb Au, and 33316 - 1285 ppb Au, from outcrop of brecciated quartz just west of Joe’s Feeder.

Island Pond/Twin Ponds area (Figure 9-47) - targeted conglomerates, gabbro sills, geophysical anomalies or areas on strike from the T-Rex, Clydesdale and Big Pond showings to the north off the NFGC licences. Forty-three samples - four values >100 ppb Au, from outcrop with quartz veins at the contact between gabbro and host sediments to the north of Twin Ponds.

GGN (Figure 9-48) - Targets - high till values or gold grain counts; Fault Zones- the AFZ and JBPDZ, in areas where limited work had been carried out, or geophysical anomalies.

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•	South of the Trans-Canada Highway along the AFZ and along the north shoreline of Gander Lake - thirty-three samples with seven >100 ppb Au and the highest values - 13,700 ppb Au (#33236), 3460 ppb Au (X942078), both quartz floats along the eastern shore of the Outflow on the AFZ.

•	North of the Trans-Canada Highway - a cursory examination of historic trenches with X942081, from between the Dome and Lotto Zone giving a value of 14,650 ppb Au.

•	Between the Lachlan trench and H Pond showing on the JBPDZ (Figure 9-48) - forty-one samples with fourteen giving values >100 ppb Au, eight >1000 ppb Au and two >10,000 ppb Au with all the anomalous values along the JBPDZ. The highest value - 44.7 g/t Au was a grab sample from the Glass trench (X942013) while a value of 13,250 ppb Au (#33279) came from a quartz float between the Glass trench and H Pond showing - This sample also had elevated Ag of 1.4 ppm and a low As value near the lower detection limit.

•	Eastern and northeastern limits of the GGN licences (Figure 9-48) - Targets - historical soil, till and prospecting results - thirty-two samples with two >100 ppb Au but <500 ppb Au, from quartz float along the JBPDZ.

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NEWFOUND GOLD CORP
N
Northwest Gander River
Paul's Pond
Greenwood Pond
Southwest Gander River
Eastern Pond
X942010
X942362
X942607
X942608
X942609
37251
37252
37253
X942605
X942011
X942585
36370
36357
X942409
X942413
X942414
X942419
Legend
Linear Grabs 2018
Au (ppb)
1 - 499
500 - 1999
2000 - 9999
10,000 - 29,999
> 30,000
0 1 2 4 6 8
Kilometers
UTM NAD27 zone 21
625000
630000
635000
640000
5400000
5395000
5390000
5385000
5380000
5375000

Figure 9.46 - GGS Area South - 2018 Prospecting Rock Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 212

NEWFOUND GOLD CORP
N
Gander Lake
Northwest Gander River
Southwest Gander River
X942115
X942077
X942055 & X942056
X942052 & X942053
X942063
X942205
X942114
X942203
33316
33317
33309
33206
33211
33202
33208
33212
X942082 to X942085
X942087 & X942088
33201
Legend
Linear Grabs 2018
Au (ppb)
1 - 499
500 - 1999
2000 - 9999
10,000 - 29,999
> 30,000
0 1 2 4 6 8
Kilometers
UTM NAD27 zone 21
640000
645000
650000
655000
5420000
5415000
5410000
5405000
5400000

Figure 9.47 - GGS Area North - 2018 Prospecting Rock Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 213

650000
655000
660000
5445000
5440000
5435000
5430000
N
NEWFOUND
GOLD CORP
33305 to 33308
Island Pond
Twin Ponds
Legend
Linear Grabs 2018
Au (ppb)
1 - 499
500 - 1999
2000 - 9999
10,000 - 29,999
> 30,000
X942081
0
1
2
4
6
8
Kilometers
UTM NAD27 zone 21

Figure 9.48 - Twin Ponds Area - 2018 Prospecting Rock Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 214

NEWFOUND GOLD CORP
N
Gander River
Glenwood-Appleton
Joe Batt's Pond
Gander Lake
X942601
X942613
X942013
X942262 & X942263
X942266 & X942267
X942268
X942274
X942251 & X942252
X942081
33423
33425
33279
33278
33274
33284
33276
33236
33237
X942078
X942073
33219
42056
42053
Legend
Linear Grabs 2018
Au (ppb)
1 - 499
500 - 1999
2000 - 9999
10,000 - 29,999
> 30,000
0 1 2 4 6 8
Kilometers
UTM NAD27 zone 21
655000
660000
665000
670000
5440000
5435000
5430000
5425000
5420000

Figure 9.49 - GGN Area - 2018 Prospecting Rock Sample Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 215

A correlation matrix (Table 9-6) was completed on the prospecting samples to understand the relationship between gold and other elements, since associated elements might prove helpful as pathfinders for gold. No rock type or other variable was used to evaluate the data as only general trends were being sought. Results suggest the following correlations:

The strongest correlation with gold (0.2218) was As, not surprising since arsenopyrite has been noted in many of the quartz veins and alteration zones with gold. The second strongest (0.1095) was with Sb, suggesting stibnite may be a pathfinder mineral although the Sb mineralization may be related to mineralizing fluids related to the Mt. Peyton Intrusive Suite and the Beaver Brook Antimony mine located just to the east of the Intrusive Suite. The third strongest is with Hg (0.0863) followed by S (0.0498) and Ag (0.0451). Hg and Ag are often associated with gold deposition and cinnabar has been identified in tills from the GGS area (ODM, 2018). The S correlation probably indicates that sulfide mineralogy is important in the gold depositional environment of the area.

There are moderate to minor negative correlations with gold and elements such as Al (-0.0836) and Mg (-0.0740) suggesting the gold mineralization is associated with quartz veining versus stratabound or formational deposition where rock forming minerals and/or metamorphic /alteration minerals are present. Very weak negative correlations were noted for base metals such as Cu (-0.0154), Pb (0.0014), and Zn (-0.0575) suggesting there are no significant base metals associated with the mineralizing environment. In addition, most granophile elements appear to have a near neutral correlation with gold.

Specific areas such as GGN, GGS or TP or even more detailed areas such as the AFZ or JBPDZ have not been tested using a correlation matrix so elements that appear more frequently in these areas may not show a good correlation even though they may be present in these more detailed areas. An example of this is the presence of a Pb bearing mineral (boulangerite?) noted along the JBPDZ.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 216

Table 9-6 - 2018 Prospecting Rock Samples - Elemental Correlation Matrix

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 217

9.13          2018-Present Trenching

9.13.1 General

Trenching has been a successful follow up method on the Queensway Project with many of the gold zones located and/or better defined and traced through trenching. Examples include: Dome, Road, Lotto, Little Cokes, Knob and Bullet zones on the AFZ, the Glass on the JBPDZ and the Greenwood Pond showings (Photo 3) - Aztec, A zone, LBNL and others on the GGS. Trenching is a good early stage follow-up technique although overburden depths can exceed 6 m with trenches abandoned and immediately reclaimed. All trenches are required to be reclaimed and have been, either right after digging if overburden depths are too great or later, once they have been mapped and sampled unless permission is given by the DNR to leave them open until exploration is completed.

NFGC submitted an exploration plan for 133 possible trenches in the JBPDZ area in 2018. An Exploration Approval (# E180252) was given by the DNR on August 27, 2018 with a year to complete the work. The possible trenches are shown on Figure 9-49. The trenching was started in mid-September, 2018 and was halted in late November due to winter conditions, snow and freezing temperatures. Reclamation was completed on all trenches except Logan T1, which has been left open since 2017 due to thin overburden (1-2 m) and planned structural mapping, Pocket Pond N (PPN) - T2, which was trenched but not sampled, late in November, 2018 with thin (<1 m) overburden on a small hill, and Glass T2, opened in 2017, and extended in 2018. The Glass T2 trench has received partial reclamation of the north end and has been left open to allow for additional sampling and structural mapping. It has been secured by sloping the overburden, placing a visible safety fence secured to steel posts around the open water holes and placing warning signs around the perimeter.

Twelve trenches were attempted with the majority of trenching at the Glass T2 where the 2017 trench was extended to approximately 150 m in length and up to 25 m in width. Most other trenches either failed to reach bedrock or were so deep that they were sampled by breaking rock off with the excavator bucket. The only other trench that remains open is PPN T2 which was only sampled by grab sampling outcrop. Winter conditions, snow and freezing, which started in early in November caused trenching to be halted until roads are accessible in the spring. The trenches and coordinates are listed in Table 9-7 and are shown in Figures 9-49 to 9-51.

Channel samples were cut with a gas-powered diamond blade saw with sample cuts approximately 2-3 cm wide, 5-10 cm deep and usually 1 m long. Samples are bagged at collection. In some cases grab samples are taken to understand vein differences and their gold potential.

Samples were sent to the ALS Minerals preparation laboratory in Sudbury with the prepared samples sent to their Vancouver, BC labs for analysis using 41 element (ME-ICP41) for all elements and the Au-ICP21 method for Au, unless visible gold is noted or suspected when the metallic screen method (Au-SC24C) is used.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 218

N
NEWFOUND GOLD CORP
Legend
2018 Proposed Trench Center
2018 Proposed Water Withdrawal
Linear Boundry
Public Water Supply
Map Staked Licences
0
750
1,500
3,000
Meters
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
H-Pond 1
H-Pond 2
H-Pond 3
H-Pond Brook Steady
Millas Cup
Humpback Pond
Joe Batts Brook Steady
North Pocket Pond
South Pocket Pond
Joe Batts Pond 3
Logan Trench Creek
Joe Batts Pond
Joe Batts Brook
Quartz Pond
Pocket Pond South
023881M
023860M
006821M
024244M
024136M
023864M
023862M
023863M
023874M
023720M
007984M
024031M
023987M
024026M
023721M
023886M
024264M
024141M
024140M
024266M
023064M
024997M
022491M
023916M
024139M
025008M

Figure 9.50 - JBPDZ - 2018 Permitted Trench Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 219

9.13.2 Results

HPN TR 1, 2: North of the NW end of H Pond - shallow to moderate overburden with barren, un-veined / unaltered shales; no samples were taken.

JBT TR 5, 6: Between S Pocket Pond and Joe Batt’s Pond - 1 plus a crosscut trench to locate the source of a train of large quartz boulders; bedrock - unaltered shales; Samples X942251 to X942253 taken from quartz float in the overburden (OB) - X942251 gave 1020 ppb Au from a 1 x 3m quartz float boulder with trace pyrite; other samples gave values <500 ppb Au. The large quartz boulders remain unsourced.

JBT TR 7, 8: Between Pocket Pond N and Joe Batt’s Pond - TR-7 - no bedrock; TR 8 - minor altered shale w/ quartz stringers. No samples taken.

JBT TR 9: Near H Pond brook - to locate the source of quartz vein floats where 2017 trenching failed to penetrate the OB; located minor quartz veins in unaltered shale; grab samples X942268 to X942275 gave one value >1000 ppb - X942273 at 1335 ppb Au from a quartz-carbonate vein with minor pyrite in float.

HR TR 1: SW of H Pond on the North Road - low boggy area - unaltered shales; No samples taken.

Trench IP TR 1: North Road intersection - tested an IP anomaly, a 300 grain Au in till in the Western Formational Trend; located shale bedrock w/ green (sericite?) altered zones with minor disseminated pyrite. Grab samples X942254 to X942261 gave insignificant Au values.

PPN TR 1, 2: N of North Pocket Pond - TR 1 - barren unaltered shales; TR 2 - multiple quartz veins w/ significant brecciation. Grab samples X942262 to X942267; TR 2 left open for additional mapping and sampling in 2019. Highest values were 3930 ppb Au (X942262) and 1245 ppb Au (X942263) with weak anomalous values for the others.

Table 9-7 - JBPDZ - 2018 Trench Locations

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 220

Most trenching in 2018 was carried out at the Glass showing - GS TR 2 in which the 2017 trench was extended and widened. Multiple quartz veins were mapped using a drone and channel sampled (Figure 9-51). Structural mapping was also carried out by GoldSpot as part of their regional scale property review (Section 9.8). The highest assay value was a grab sample taken at the northern end of the trench, 44.7 g/t Au (X942013) of a 10-12 cm quartz vein with semi-massive stringers of dark grey to black, pyrite and arsenopyrite. Base metal values were low to insignificant however Ag, and Sb were anomalous. The channel sampling tested only a portion of the main vein and associated veins to the east and west due to water and winter conditions with the trench left open for additional sampling in 2019. In the southern portion additional sampling validates results from 2017 with values >5 g/t Au along the central “Main” vein system. In this area the right side “Starboard” vein gives values <100 ppb Au however further to the north, values >500 ppb Au with one >10 g/t Au is noted. The central, “Main” vein, has not been sampled further to the north however given the high grade, grab sample, values in the area and the discovery of visible gold, it is considered likely that it will give significant values. To the west of the main vein, newly exposed, disjointed “port” veins are pinched/swelled or structurally disaggregated. They were not sampled.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 221

NEWFOUND GOLD CORP
N
HPN TR2
HPN TR1
NR TR1
GS TR2 EXT
IP TR1
PPN TR1 & TR2
JBT TR9
JBT TR7 & TR8
JBT TR5
JBT TR6
H-Pond
H-Pond Brook
Quartz Pond
Joe Batts Brook
Pocket Pond North
Pocket Pond South
Joe Batts Pond
023864M
Legend
2018 Trench
Map Staked Licences
0 400 800 1,600
Meters
NTS Map Sheets 02D/15 & 02E/02
UTM NAD27 in zone 21
662500 663000 663500 664000 664500 665000 665500 666000 666500
5433000 5432500 5432000 5431500 5431000 5430500 5430000 5429500 5429000 5428500 5428000 5427500

Figure 9.51 - JBPDZ - 2018 Trench Locations. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 222

NEWFOUND GOLD CORP
N
44700 ppb Au
130 ppb Au
147 ppb Au
14550 ppb Au
190 ppb Au
181 ppb Au
440 ppb Au
480 ppb Au
450 ppb Au
Assay > 100 ppb Au
70 ppb Au
31 ppb Au
5492 ppb Au
882 ppb Au
370 ppb Au
130 ppb Au
11800 ppb Au
13283 ppb Au
11143 ppb Au
2190 ppb Au
2059 ppb Au
8480 ppb Au
180 ppb Au
430 ppb Au
6176 ppb Au
7060 ppb Au
1579 ppb Au
7753 ppb Au
0 2 4 8 12 16
Meters
Glass Trench 2018
Assays 2017-2018
Au (ppb)
< 100
101 - 500
501 - 1,000
1,001 - 10,000
> 10,000
Channels 2018
Channels 2017
Glass Grabs 2018
Quartz Veins
Trench Limits

Figure 9.52 - JBPDZ Area - 2018 Glass Trench T2 Channel Samples and Quartz Veins. Source: NFGC, 2018

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 223

10	Drilling

The 2019 diamond drilling program at the Appleton Fault Zone comprised 586 metres of HQ diameter core in 4 holes completed between October 28, 2019 and November 17, 2019 (Table 10.1 and Figure 10.1 below). Holes NFGC-19-01 and NFGC-19-02 were drilled to target the Keats Zone where historical drilling and trenching suggested gold mineralization was to occur. Holes NFGC-19-03 and NFGC-19-04 were drilled from a single setup at the Dome Showing to further evaluate known gold mineralization. The 2019 drill program was successful in identifying gold mineralization along the Appleton Fault Zone at both the Keats and Dome showings.

Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m between November 17, 2019 and December 14, 2019 targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the glass vein system. (Table 10.1 and Figure 10.1 below).

New Valley Company Ltd. Of Springdale, NL carried out the diamond drilling using a EF-50 skid rig equipped to drill HQ size core. Drill sites and moves were made possible with a dozer. The drill crew placed all core in labelled wooden boxes which were collected daily by New Found Gold personnel. All collars were marked with pickets and foresighted by NFGC personnel using GPS receivers. All completed holes were plugged and cemented and finally marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data was collected using the Reflex EZ Shot by the drill crews near the beginning and end of each hole with a 50m spacing between tests where possible. Core was also oriented using the Reflex HQ ACT-III system.

All completed diamond drill holes were plugged and cemented with the casing being left. A metal flag post was attached to the collar and labelled to identify each drill hole.

Downhole hole orientation data was obtained by drill crews using the Reflex EZ-Gyro Single Shot. Where possible core was also orientated using the Reflex HQ ACT-III system.

All core was logged by Ken Rattee and Michael Regular of New Found Gold Corp in a core logging facility at Gander, NL. As of the writing of this report all core has been sampled pending some results and the remainder is stored in steel racks at the facility in Gander. Samples were sawn in half and sent for sample preparation to ALS Minerals in either Timmins, Ontario or Moncton, New Brunswick with analysis being done in Vancouver, British Columbia. Where visible gold was noted, or high values of gold suspected, samples were analysed using the pulp metallic method otherwise a standard Au + 41 element ICP method was used. The insertion of a blank or standard occurred every 10 samples switching between the blank and standard reference material using 3 different standards, OREAS 218, 224 and 255. The blank consisted of a unmineralized red sandstone from a roadcut near Botwood, NL whereas the standards were purchased from Analytical Solutions Ltd. Of Mulmur, ON who provided the OREAS certified reference materials.

The samples with the highest potential for gold were assayed using the ALS Mineral multi analysis screen, gravimetric and ore grade analysis, methods include; Au-AA26 Ore Grade Au 50g FA AA Finish, Au-GRA22 Au 50g FA-GRAV Finish, and Au-SCR24C Au Screen FA Double minus 50g 2-3 Kg.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 224

Table 10-1 - 2019 Diamond Drill Hole Locations

BHID	UTME (NAD27)	UTMN (NAD27)	ZPT	DIP	BRG	LENGTH (m)
NFGC-19-01	658148	5427245	93	-43.6	302.19	199
NFGC-19-02	658035	5427130	90	-43.5	299.69	270
NFGC-19-03	658632	5428486	85	-44.7	0.39	64
NFGC-19-04	658632	5428486	85	-63.5	0.59	52
NFGC-19-05	664842.5	5430309	85	-44.7	302.69	274
NFGC-19-06	664867	5430352.5	85	-44.1	302.19	94.5
NFGC-19-07	664891	5430400	85	-44.6	300.99	248
NFGC-19-08	664823	5430200	85	-44.2	299.39	262
NFGC-19-09	665093	5430660	85	-44.2	300.89	299.6
NFGC-19-10	665176	5430750	85	-43.7	303.99	222.2

TOTAL						1985.3

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 225

Appleton & JBP Fault Zones
Drill Collar Location Map
Figure: 6
Scale: 1:65,000
Datum: UTM NAD27
Date: March 19, 2020
Drawn: M.B. Regular
NEWFOUND GOLD CORP
2019 Drill Collar
Historic Drill Hole
Mineralized Trend
Licences 23720M & 23863M
Licence 7984M
Queensway Gold Project Licences
Map Staked Licences
JBP Fault Zone
Appleton Fault Zone
Gander River
Appleton
Gander Lake
NFGC-19-01
NFGC-19-02
NFGC-19-03 & 04
NFGC-19-05
NFGC-19-06
NFGC-19-07
NFGC-19-08
NFGC-19-09
NFGC-19-10
Kilometers

Figure 10.1 - Queensway Project - 2019 Diamond Drill Hole Locations. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 226

The 2019 diamond drilling program at the Appleton Fault Zone was designed to further evaluate the gold mineralization and quartz veining along the east side of the Appleton Fault Trend specifically at the Keats and the Dome Showings. The results of this drilling will be used in conjunction with historical data to plan future exploration along the Appleton trend.

Drilling along the JBP Fault Zone in 2019 was comprised of six holes totalling 1,400m targeting the Glass zone and extensions of the H-Pond zone. Holes NFGC-19-05, 07, 08, 09, 10 targeted mineralization along both the Glass and H-Pond corridors while NFGC-19-06 only tested the glass vein system figure 10.11.

NFGC-19-01 was planned to target 50 m vertically below historic drill hole LG08-48 at the Keats Zone. A significant gold mineralized zone was intercepted from 96 to 115 m grading 92.86g/t Au over 19.0 m including 285.2 g/t Au over 6.0 m containing considerable visible gold and wall rock sulphidation consisting of pyrite and lesser arsenopyrite. Within the quartz vein material traces of arsenopyrite, chalcopyrite and boulangerite were found. The zone was hosted in dark grey shale belonging to the Davidsville group and the quartz zone is spatially associated with a number of fault structures including one gouge zone up to 60cm in width. This is believed to be a second order structure to the Appleton fault and was intersected by all of the historic diamond drilling at the Keats zone but previously undocumented. (see figure 10.2)

The vein intersection is the extension of the zone encountered in drill hole LG08-48 (50m above) and believed to be the extension of surface mineralization found in historical United Carina trench #3.

The quartz vein was notably vuggy and exhibiting textures associated with boiling events in epithermal gold zones. Possibly due to a flashing event within the larger mesothermal Appleton fault zone system. Images of the visible gold and vuggy textures can be seen in figures 10.3 through 10.6.

A second mineralized fault structure was intersected at 177.5m with associated gold mineralization in lesser quartz stockwork from 177.5 to 180.0m depth grading 3.38g/t Au over 2.5m. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone. Drilling did not continue in order to intersect the primary fault.

NFGC-19-02 also targeted the Keats zone located 160m south of NFGC-19-01 and targeting 50m vertically below historic drill hole LG99-12. This hole also intersected the second order fault structure found in NFGC-19-01 with associated narrower quartz veinlets and wall rock sulphidation (pyrite and arsenopyrite) and visible gold in quartz. The composite grade of the zone was 1.54 g/t Au over 12.0 m with one meter grading 5.45 g/t Au and containing visible gold. Exhibiting a similar width and structural control to NFGC-19-01 the results of this hole are promising as the Keats system is showing robust width and a known length up to 300m. Figure 10.2 shows a plan view interpretation of the Keats zone with drill holes NFGC-19-01 and NFGC-19-02.

Based on the vein intersection angles and overall geometry the true width of mineralization in NFGC-19-01, 02 is estimated to be 70% of the down hole interval.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 227

Figure 10.2 - Queensway Project - 2019 Drilling at the Keats Zone. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 228

Figure 10.3 - Queensway Project - NFGC-19-01 Visble Gold in Quartz Circled. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 229

Figure 10.4 - Queensway Project - NFGC-19-01 Keats Zone Intercept. Source: NFGC, 2020

Figure 10.5 - Queensway Project - Vuggy Quartz Veining in NFGC-19-01 (Keats Zone). Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 230

Figure 10.6 - Queensway Project - Visible Gold in Quartz in NFGC-19-01 (Keats Zone). Source: NFGC, 2020

Figure 10.7 - Queensway Project - Visible Gold in Quartz in NFGC-19-01 (Keats Zone). Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 231

Figure 10.8 - Queensway Project - High Grade Quartz Vein - NFGC-19-01 (Keats Zone) 99.95-110.60m. Source: NFGC, 2020

NFGC-19-03 targeted the Dome showing main vein where historical drilling had previously intersected high grade gold mineralization. The main vein was intersected at a depth of 20.9 to 22.0 m with a second vein from 24.9 to 25.5 m and gave an overall composite grade of 16.52 g/t Au over 6.1m anchored by 162.5 g/t Au over 0.6 m.

NFGC-19-04 also targeted the Dome showing main vein and from the same setup but drilling at -60 degrees below NFGC-19-03; this hole intersected the main Dome vein from 28.3 to 29.7 m noting visible gold on the margin of the vein. This gave a composite average of 1.14 g/t Au over 8.0 m including one meter grading 4.61 g/t Au.

At the Dome showing visible gold mineralization appears to be primary confined to the margin of the vein. Of particular note was the apparent vuggy nature of the quartz and similarity to the veining intersected at the Keats zone suggestive that the emplacement mechanisms were similar.

Based on the vein intersection angles and overall geometry the true width of mineralization in NFGC-19-03, 04 is estimated to be 90% and 60% respectively of the down hole interval.

NFGC-19-05, 06, 07, 08 were all drilled to target the Glass vein system which was discovered in 2017 and excavated by New Found Gold Corp in 2017 and again in 2018. All four holes were targeted to intersect the Glass vein system at shallow depths (<25m). The Glass vein system is believed to be a parallel vein system to the H-Pond zone approximately 100m to the west and drill holes NFGC-19-05, 07 and 08 were extended to intersect both vein systems.

The Glass vein array was noted in holes NFGC-19-05, 06 and 08 but gave poor gold results and visible mineralization was very limited shown in figure 10.8.

NFGC-19-05 was successfully intersected a broad vein intercept within the H-Pond zone from 231.0 to 242.0m grading 2.35 g/t over 11.0 m including 6.73 g/t Au over 3.0 m as well as a second vein intersection from 268.0 to 269.0m grading 2.75 g/t Au over 1.0 m. This intercept has extended the known mineralized extents of the H-Pond zone by roughly 150 m along strike. The vein system was marked by significant iron-carbonate alteration zone. This is also one of the deepest intersections of the H-Pond zone to date.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 232

NFGC-19-06, 07 and 08 failed to intersect and significant mineralization.

NFGC-19-09, 10 were both drilled along strike of the H-Pond and Glass vein systems along the JBP fault zone and drilling in an area with very high gold in till results (1744 zone) and a significant number of visible gold bearing float samples which were interpreted to be derived from the JBP fault zone. Both holes were successful in intersecting new vein systems as shown in figure 10.9 and 10.10. The broad quartz intercept in NFGC-19-09 shows a nearly identical alteration and sulphide pattern to the intercept in NFGC-19-05 from the H-Pond zone. The intercept in NFGC-19-09 is believed to be an extension of the H-Pond by roughly 500m along strike. NFGC-19-09 intersected 4.39 g/t Au over 9.0 metres including 17.45 g/t Au over 2.0 metres from the well altered vein set thought to be the extension of the H-Pond zone. An intercept near the top of NFGC-19-10 with unknown correlation to NFGC-19-09 intersected 1.07 g/t Au over 4.0 metres and several lesser zones.

Based on the vein intersection angles and overall geometry the true width of mineralization in NFGC-19-05, 09, 10 is estimated to be 70% of the down hole interval.

Figure 10.9 - Queensway Project - H-Pond Sulphide Mineralization - NFGC-19-05. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 233

Figure 10.10 - Queensway Project - Glass Vein System - NFGC-19-06 - 23.2-33.5m. Source: NFGC, 2020

Figure 10.11 - Queensway Project - H-Pond Extension - NFGC-19-09. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 234

Figure 10.12 - Queensway Project - H-Pond Extension Sulphide Mineralization - NFGC-19-09. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 235

N
1744 very high gold in till anomaly 2 Holes Completed
Float Sample 83g/t Au
Float Sample 23g/t Au
NFGC-19-10
NFGC-19-09
Glass Showing Veins Plotted 4 Holes Drilled
Grab Sample 45g/t Au
NFGC-19-07
NFGC-19-06
NFGC-19-05
NFGC-19-08
H-Pond Zone known mineralization over an 800m strike length
HP-04-03 3.4m @ 11.7g/t
Linear Gold Project
Diamond Drill Hole Intercepts
0.1 - 0.5 g/t Au
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Drill Hole Trace
Veined Intervals 2019 Drilling
EM/Mag Interpreted Faults
NEWFOUND GOLD CORP
0
75
150
300
Meters

Figure 10.13 - Queensway Project - Plan View Interpretation of the JBP Fault Zone Drilling with Major Vein Sets as Indicated (Holes NFGC-19-05 through NFGC-19-10). Source: NFGC, 2020

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Data from drilling geotechnical logs does not appears to indicate and recovery or other factors that may affect the reliability of the results.

The 2019 drilling campaign was successful in identifying auriferous quartz veined zones of sufficient size, tenor and textural characteristics to warrant additional exploration. Based on the drill results to date, the Appleton Fault Trend has an enormous potential to host an Epizonal style Orogenic gold deposit with mineralization styles similar to those of Fosterville in Australia. The occurrence of vuggy veins with free gold and a blend of antimony mineral species including stibnite and boulangerite suggest a flash boiling event on a near mesothermal orogenic gold system such as seen at Fosterville.

Significant composite gold assay results are shown in table 10-2; the true widths of the mineralization in the below table is not known but estimated to be from 60-80% of the down hole composite width based on intersection angles and correlation to historical drilling.

Table 10-2 - 2019 Diamond Drill Hole Significant Gold Composite Intercepts

Hole ID	From	To	Length(m)	Au (g/t)	Zone
NFGC-19-01	83.0	83.7	0.7	2.46	Keats
NFGC-19-01	95.0	115.5	20.5	86.17	Keats
incl	96.0	115.0	19.0	92.86
incl	105.0	111.0	6.0	285.20
NFGC-19-01	117.5	118.5	1.0	1.56	Keats
NFGC-19-01	146.5	147.5	1.0	1.30	Keats
NFGC-19-01	177.5	180.0	2.5	3.38	Keats
NFGC-19-02	142.0	154.0	12.0	1.54	Keats
incl	142.0	143.0	1.0	5.45
NFGC-19-02	253.0	254.0	1.0	1.07	Keats
NFGC-19-03	20.4	26.5	6.1	16.52	Dome
incl	20.9	21.5	0.6	162.50
NFGC-19-04	26.0	34.0	8.0	1.14	Dome
incl	29.0	30.0	1.0	4.61
NFGC-19-05	231.0	242.0	11.0	2.35	H-Pond
incl	231.0	234.0	3.0	6.73
NFGC-19-05	268.0	269.0	1.0	2.75	H-Pond
NFGC-19-06	NSV
NFGC-19-07	NSV
NFGC-19-08	NSV
NFGC-19-09	15.5	16.5	1.0	1.65	H-Pond
NFGC-19-09	120.0	122.0	2.0	1.13	H-Pond
NFGC-19-09	162.0	171.0	9.0	4.39	H-Pond
incl	165.0	167.0	2.0	17.45	H-Pond
NFGC-19-10	22.0	26.0	4.0	1.07	H-Pond
NFGC-19-10	66.0	68.0	2.0	1.59	H-Pond
NFGC-19-10	180.0	185.0	5.0	0.62	H-Pond

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Table 10-3 - Individual Assay Results - NFGC-19-01 - Keats Zone

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11	Sample Preparation, Analyses and Security

All analytical data for New Found Gold Corp’s Queensway Project after May of 2018 is obtained and reported under a formal quality assurance and quality control (“QAQC”) program, monitored by Greg Matheson P.Geo NFGC’s Qualified Person for QAQC as defined by National Instrument 43-101.

An independent review of the QAQC program by the report QP confirms that it utilizes CIM Best Practices Guidelines and National Instrument 43-101 standards of Disclosure. The program is designed to suit the Queensway Gold project and is guided by the level of confidence in the laboratory, anticipated grades in samples, distribution of mineralization, geology and other factors. The procedure for sample collection, processing and analyzing is defined in the sections below.

Check analysis of NFGC samples collected prior to May 2018 was completed by sending selected and random samples to ALS for secondary lab validation. No issues with the historical NFGC samples were noted. Detailed verification of the results are shown below in Section 11.2.

Samples collected since May 2018, under the adoption of NFGC’s formal QAQC policy have shown with a high level of confidence that the analytical results produced from ALS are an accurate representation of the mineralized content within the sampled rock.

The insertion of a blank or standard occurred every 10 samples switching between the blank and standard reference material using 3 different standards, OREAS 218, 224 and 255 for all rock and core samples. The blank consisted of a unmineralized red sandstone from a roadcut near Botwood, NL whereas the standards were purchased from Analytical Solutions Ltd. Of Mulmur, ON who provided the OREAS certified reference materials. Detailed QAQC policy and results can be seen in section 12 below.

It is the opinion of the QP, that the sample preparation, analyses and security employed by New Found Gold Corp is adequate and meets the CIM best practices.

ALS and EA are accredited by the International Accreditation Service, which conforms with requirements of ISO/IEC 17025:2005

There is no relationship between the laboratories used and New Found Gold Corp.

11.1	NFGC Quality Assurance / Quality Control Program

All analytical data for New Found Gold Corp’s. Queensway Project is obtained and reported under a formal quality assurance and quality control (“QAQC”) program, monitored by Greg Matheson P.Geo, NFGC’s Qualified Person for QAQC as defined by National Instrument 43-101. The procedure for sample collection, processing and analyzing is defined in sections 11.1.1 to 11.1.5 below. This formal QAQC program applies to all samples collected after May 2018.

An independent review by the report QP has concluded that the QAQC program does meet CIM Best Practices Guidelines and National Instrument 43-101 standards of Disclosure. The program is designed to suit the Queensway Gold project and is guided by the level of confidence in the laboratory, anticipated grades in samples, distribution of mineralization, geology and other factors. The independent QP confirms that the QAQC procedures implemented in collecting data are sufficient for its use in this technical report.

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11.1.1 NFGC QA/QC Program

NFGC’s QAQC program is designed to systematically monitor and evaluate sample collection and handling from the field or core shack to the assay laboratory to prevent mishandling and/or tampering of the samples and to eliminate potential sources of uncertainty and issues in the final assay results.

NFGC’s personnel ensure that four quality control samples are included in every 40 samples, representing 10% of the total samples, which meets the industry standard. All control samples are submitted to the laboratory without any additional identification marks apart from the sample tag number.

The control process is that every 10th sample submitted is a controlled sample. A standard or blank is inserted every tenth sample in alternating order.

•        Certified Reference Material (CRM)

•        Blank

This control insertion cycle is repeated until all samples are submitted to the lab for analysis. Additionally, for a minimum of 1 sample per batch submitted, or a minimum of 1 sample per 100 samples submitted, the pulps are set aside to be submitted to the check lab once enough samples have accumulated.

Samples NFGC submitted to EA prior to May 2018 did not utilize a formal QAQC program, samples were submitted to the lab without the use of certified reference materials, blanks or duplicate samples. QAQC monitoring was left to the lab’s in house QAQC controls to detect any issues with the analytical testing. Further check analysis in 2018 as indicated above has shown the samples collected by NFGC prior to May 2018 are of an industry standard analytical quality and analytical control.

The different types of QAQC samples that are used within New Found Gold Corp.:

Standards or Certified Reference Materials (CRM) are samples of known or accepted value that are submitted to assess the accuracy of a laboratory. A difference from the expected CRM result indicates a bias within or between the assay batches. Standard samples may be purchased commercially or may be prepared internally, and it is recommended to utilize standards that span the potential range of likely assay values. These CRMs used to date were produced by Ore Research and Exploration Pty Ltd. of Bayswater, Australia and include the following CRM codes: OREAS 218, 224 and 255.

Blanks are samples without gold mineralization are submitted with each batch of samples sent to the laboratory. The blank material is collected form a location known to be devoid of any mineralization or purchased from a reputed supplier. Results from these samples indicates any contamination introduced during the sample preparation or analysis procedures.

Lab Check Samples: lab check samples check the analytical precision of the laboratory relative to another laboratory. Check assays through a secondary laboratory does not determine which laboratory is more accurate. Pulp samples from the primary laboratory are retrieved and submitted as a batch to the secondary laboratory for analysis. The selection to the second laboratory is done after ensuing that is uses an assaying technique identical to the principal laboratory.

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11.1.2 Sample Security and Transportation

The security of samples is a major component of the sampling process. The collection, packaging, transport, and receipt of samples are conducted under a strict and traceable chain of custody. The collection and packaging of samples for shipping is undertaken by contractors of NFGC under the supervision of NFGC’s site geologist, Mike Regular P.Geo. Samples are collected and promptly stored in a dedicated, secure storage room under lock and key pending shipment to the laboratory. For shipment, several individual sealed samples are placed into labelled shipping boxes and are securely closed with shipping tape.

All of NFGC samples were transported directly to Eastern Analytical Laboratory (“EA”) in Springdale, Newfoundland upon completion of sampling, prior to May 2018. Since May 2018 NFGC has been using ALS Minerals, (“ALS”) in Vancouver B.C. All 2018 sampling was directly supervised by Mike Regular, P.Geo., and all samples were handled and shipped by Mike Regular. Rock samples are shipped by commercial courier to ALS Minerals preparation facilities in either Sudbury, ON or Timmins, ON. Drill Core samples are shipped by commercial courier to ALS Minerals preparation facilities in either Timmins, ON or Moncton, NB.

Samples are shipped on a regular basis to ALS. Upon receipt by the lab, the samples are logged in and checked against NFGC’s submittal form and chain of custody document for any discrepancies.

The company maintains secure physical chain of custody documentation with its transportation suppliers.

11.1.3 Sample Collection Procedures

Rock grab samples were collected from outcrop, sub-crop or boulders (float), as well as trenches; primarily where mineralization was observed. For each rock grab sample, the pertinent information including the UTM location was recorded as well as the unique sample ID number. The rock sample was placed in a plastic bag along with the sample tag, and the sample tag number was written in duplicate using a permanent marker on the outside of the bag. The bag was then sealed, transported back to the field office, and safely stored to await shipping for analysis. All sample data recorded in the field was entered into a master rock sample spreadsheet and imported in MX Deposit database management software.

Drill core samples as marked by NFGC geologists are sawn at NFGC’s dedicated core processing facility in Gander, NL. Samples are processed individually and placed in clean plastic sample bags with the sample ID written on the outside of the bag and sample ID tag inserted into the bag. The samples are then sealed and combined into rice sacks of 5 samples which are then also sealed with zip ties and places into collapsible totes. Standard reference materials and blanks are inserted into the sample stream during the core processing.

11.1.4 Analystical Procedures Eastern Analytical Pre 2018

Assay preparation procedures at EA for standard NFGC samples involve crushing of the entire sample to approximately 80% passing -10 mesh. The complete sample is riffle split down to approximately 250g of material. The remainder of the sample is bagged, labelled and stored as a coarse reject. The 250g split is pulverised using a ring mill pulveriser to approximately 95% -150 mesh material. Analysis is conducted on a 30g pulp split with fire assay followed by ICP-AES finish.

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EA metallic screen assay preparation procedure is to crush the sample to approximately 80% passing -10 mesh. The entire sample is pulverized to approximately 95% in 200-300g portions. All pulverised material is passed through a 150 mesh screen. The total fraction (+150 mesh) is fire assayed as one sample and the weight recorded. A 30g sample from the -150 mesh is weighed and fire assayed. The two fire assay results (+150 and -150 mesh) are calculated and the weighted average gold result is reported.

11.1.5 Analytical Procedures ALS Minerals

Assay preparation procedures at ALS for standard NFGC samples involve crushing of the entire sample to 85% passing 2mm then riffle splitting a 1000g pulp to be pulverized to 85% passing 75 microns. Analysis is conducted on a 30g pulp split with fire assay followed by ICP-AES finish. Samples reporting above 10 ppm in ICP analysis are subject to a 30g gravimetric fire assay.

Samples noted to contain visible gold or anticipated to carry high assay grade (including core samples) are subject to a metallic screen analysis. ALS metallic screen assay preparation procedures involve the crushing of the entire sample to 70% passing 6mm and pulverising up to a 3kg split to 85% passing 75 microns. The sample is then dry screened at 100 micron. Duplicate 50g fire assays with AAS finish are completed on splits of the undersize fraction and the entire oversize fraction is assayed. Total gold content is calculated based on the individual assays and weight fractions.

11.2 QA/QC Performance Review

As part of the 2018 prospecting and surface exploration program at the Queensway project the company utilized three certified reference materials as well as blank rock material in its sample stream. All samples during this time were submitted to ALS laboratories with preparation completed in Sudbury, Ontario and analysis completed in Vancouver, British Columbia.

Overall, the standard reference materials performed very well with no samples reaching a warning limit.

The blank materials submitted to the laboratory also performed well with only one sample showing a gold value above the lower detection limit of the laboratory.

The report QP declares that the results presented by the company and conducted by its analytical provider would be satisfactory for use in this technical report.

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Table 11-1. New Found Gold Corp. - 2018 Standard Reference Material Expected Values

Reference Material	OREAS 218	OREAS 224	OREAS 255
Reference Material Value (Au, ppm)	0.531	2.15	4.08
1 Standard Deviation	0.017	0.053	0.087

Table 11-2. New Found Gold Corp. - 2018 QAQC Sample Results

QA/QC Grab Samples Standards and Blanks - ALS

Sample Number	Date	Control Type	CERTIFICATE	AU_AU- ICP21_PPM
33290	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942060	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942110	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942160	2018-08-23	BLANK-NFLD	SD18226664	0.001
X942220	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942240	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942250	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942370	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942380	2018-08-23	BLANK-NFLD	SD18226664	0.0005
X942230	2018-08-23	OREAS 218	SD18226664	0.525
33300	2018-08-23	OREAS 224	SD18226664	2.12
X942360	2018-08-23	OREAS 224	SD18226664	2.16
X942120	2018-08-23	OREAS 255	SD18226656	4.17
X942210	2018-08-23	OREAS 255	SD18226664	4.02

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Figure 11.1. Plots of QA/QC sample results for the 2018 programs

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Figure 11.2. Plots of QA/QC sample results for the 2019 drilling program

Overall, the performance of CRM and blanks from the 2019 drilling program are good with only 2 notable outlier samples. One CRM X944330 of OREAS 224 fell outside of the two standard deviations from the certified value and NFGC should re-analyze this sample for possible calibration issues. One blank sample X944780 showed noticeable contamination of 41ppb Au which can be attributed to two high grade samples (>15 g/t Au) that were crushed just prior to this sample. While there is a single selected result with evidence of sample carry over in preparation procedure this does not appear to be a systemic issue as most blanks were well below the failure threshold.

11.3	Pre 2018 Data Review

Prior to May 2018, NFGC did not use QA/QC control samples on samples submitted. As a result, NFGC performed a secondary lab check on historical results, randomly and direct selecting of grab pulps to compare the consistency of the results. A total of 22 pulps tested by Eastern Analytical were selected and shipped to ALS for check analysis. The results showed that the overall the data reported by EA was similar to the data reported to ALS (Figure 12 2). With the exception of sample 37605, which EA reported as 2.8 g/t Au, ALS reported as 3.2 g/t Au. This represented a 14% difference between the labs reported results; It is the opinion of the report QP that data generated by the Company before the implementation of the formal QAQC program is sufficient for use in this technical report.

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Figure 11.3. Plots comparing Lab duplicate values – Eastern Analytical vs ALS.

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11.4 QA/QC Conclusions

•	The independent review of both current QA/QC practises are appropriate and conform to industry standards.

•	The independent review of the historical QA/QC practices as well as data collected by NFGC prior to May 2018 meets sufficient quality standards to be used in reference of this report

•	The independent QP recommends that NFGC continue to review CRM and Blank assays that fall outside of the established control limits

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12 Data Verification

12.1 Queensway Project Site Visit

Dawn Evans-Lamswood visited the site between February 13th and 14th 2020. The visit included reviewing the project geology, project data, drill cores, core processing techniques and viewing the claim areas. Inclement weather conditions prevented the author from visiting individual drill collars.

Historic diamond drill core was not available for review at the time of the visit as the majority of historic core is stored at the provincial core library in Buchans, NL.

12.2 Independent Verification Samples

During the site visit the report QP conducted independent sampling of several intervals from the 2019 drilling program. Selected intervals were sawn in one quarter core and bagged for analysis at Eastern Analytical laboratories in Springdale, NL. The results of the verification analysis show a good correlation to the sampling conducted by NFGC.

Table 12-1 - Results of Independent Sample Validation

HoleID	From	To	Width	Sample Type	DEL Sample ID	DEL Sample Grade g/t	NFGC Sample ID	NFGC Sample Grade g/t
NFGC-19-01	95.00	96.00	1.00	1/4 Core	X942757	1.09	X943095	1.33
NFGC-19-02	143.00	144.00	1.00	1/4 Core	X942758	0.19	X943374	0.43
NFGC-19-02	197.00	198.00	1.00	1/4 Core	X942759	0.03	X943435	0.05
NFGC-19-03	20.90	21.50	0.60	1/4 Core	X942761	206.95	X943534	162.50
NFGC-19-04	27.00	28.00	1.00	1/4 Core	X942762	0.29	X943612	0.55

12.3 Review of Digital Data

The digital database prepared by New Found Gold Corp, and provided to QP Dawn Evans-Lamswood, relied on the industry professionalism of information supplied by NFGC. As the database was limited in size no discrepancies were noted to source data. As this was found to be the case, NFGC has obviously undertaken taken significant internal QAQC while producing the data.

NFGC personnel have handled the data with the utmost regards to accurate transfer of the verified data entry. The report QP has conducted a number of checks of the digital database against the primary assay certificate records and no errors were found. The report QP believes that the data is adequate to support drill planning and targeting and for use in this technical report.

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13 Mineral Processing and Metallurgical Testing

13.1 Mineral Processing/Metallurgical Testing Analysis

NFGC has no knowledge of any historical mineral processing/metallurgical testing of the Gold mineralization on the Queensway Project.

250

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14	Mineral Resource Estimates

There are no current mineral resources on the property.

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15	Mineral Reserve Estimate

There are no current mineral reserves on the property.

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16	Mining Methods

This work has not been conducted and is not required for this report.

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17	Recovery Methods

This work has not been conducted and is not required for this report.

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18	Project Infrastructure

This work has not been conducted and is not required for this report.

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19	Market Studies and Contracts

This work has not been conducted and is not required for this report.

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20	Environmental Studies, Permitting and Social or Community Impact

This work has not been conducted and is not required for this report.

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21	Capital and Operating Costs

This work has not been conducted and is not required for this report.

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22	Economic Analysis

This work has not been conducted and is not required for this report.

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23	Adjacent Properties

There are staked claims in the vicinity of the Queensway Project, held by prospectors and other exploration companies (Figure 23.1).

The Clark’s Brook property, an enclave into the GGS portion of the Queensway Project to the west of the Northwest Gander River, was recently explored by Sokoman Iron Corp (TSXV-SIC) under option from Metals Creek Resources (TSXV-MEK) (Sokoman Iron Corp. press release August 23, 2017 available on SEDAR). The following information was derived from the publicly available press release: Gold mineralization is associated with silicified and quartz veined intervals in shales and sandstones, carrying disseminated sulphides discovered by prospecting in Clark’s Brook. Grab sample assays of 19.5 g/t Au from bedrock and 25.4 g/t Au from float, led to diamond drilling of seven holes in 2017-2018 which gave highest values of 3.37 g/t Au over 3.0 m including 14.7 g/t Au over 0.6 m. The drilling was designed to test both the showing on Clark’s Brook and a strong magnetic low, which trend northerly from the showing on the brook suggesting a minimum strike length of 400 m. Further drilling was conducted in 2019 per Sokoman Iron Corp (Sokoman Iron Corp. press release Sept 25, 2019 available on SEDAR). The following information was derived from the publicly available press release: A total of 3 holes were completed in 2019 with assay highlights of 1.0 g/t Au over 25.8m in CB-19-08 although the true thickness of this zone is not known. It was noted that intervals of vuggy, chalcedonic, quartz veining with 1-3% disseminated pyrite, minor arsenopyrite and very minor stibnite, were intersected in hole CB-19-08. The press release also notes that the property option was to be terminated by Sokoman Iron Corp and ownership of the claims would revert to Metals Creek Resources.

The boundary of this property with the Queensway Project is approximately 1 km to the northeast and 1 to 3 km to the southwest.

The most noteworthy adjacent property is the Beaver Brook Antimony which lies approximately 1.5 km northwest of the Paul’s Pond claims in the GGN and the following is summarized from public government publication (Sandeman et al, 2018): The following is summarized from Sandeman: the mine and was discovered by Noranda in 1989 during regional gold exploration. Stibnite mineralization occurs in three zones (West, Central and East), along a 4 km strike length along of the eastern margin of the Mount Peyton Intrusive Suite. While primarily an antimony mine exploration drilling near the Central zone has given intercepts yielding up to 26 g/t Au over 2.0 m with and without coincident Sb values. The mine opened in 1997, as Roycefield Resources, but closed after 8 months of operation. In 2007, after an ownership change, the mine was dewatered, re-opened and operated as Beaver Brook Antimony until 2012 and has been on care and maintenance, including staff on site and continued pumping of water inflows, since that time.

Other companies conducting exploration near the Queensway Project include Labrador Gold Corp (TSXV-LAB), Sky Gold Corp (TSXV-SKYG) and Golden Ridge Resources (TSXV-GLDN)

The QP has been unable to verify the information presented on adjacent properties and the information presented is not necessarily indicative of the mineralization on the Queensway Property.

Spatial data pertaining to the adjacent properties of the Queensway Project is primarily sourced from, freely and openly available, Government of Newfoundland and Labrador’s Geoscience Atlas located at the following link. (http://geoatlas.gov.nl.ca/Default.htm) This website allows for the extraction of digital GIS data for use in GIS applications like that used to generate Figure 23-1. Data is updated on a regular basis and the claims data as portrayed was collected on April 5, 2020.

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NEWFOUND GOLD CORP
Botwood
002E03
BOTWOOD
002E02
GANDER RIVER
Twin Ponds
Appleton
Glenwood
Gander Gold North
Gander
Gander Lake
002D14
MOUNT PEYTON
002D15
GANDER
Metals Creek
Clarks Brook Property
New HVdc Transmission Line
Beaver Brook
Antimony Mine
002D11
EASTERN POND (WEST GANDER RIVER)
002D10
DEAD WOLF POND
Gander Gold South
002D06
GREAT GULL LAKE
002D07
KEPENKECK LAKE
Legend
Major Places
Highways
HVdc Transmission
Map Staked Licence
Queensway Project
Beaver Brook Mine
Sky Gold Corp.
Labrador Gold Corp.
Golden Ridge Resources
Metals Creek Resources
50K NTS Index
Wetland
Lakes
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020

Figure 23.1. Adjacent Properties and Projects. Source: NFGC, 2020.

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24	Other Relevant Data and Information

There is no other known relevant data or information other than that which has been presented in this Technical Report.

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25	Interpretation and Conclusions

25.1	Field Surveys

Field surveys have consisted of the following: prospecting, both regional and detailed; geochemistry - soil and till surveys, ranging from regional to detailed; geological mapping; geophysics - airborne EM and magnetic, and ground - induced polarization; trenching; and diamond drilling.

Prospecting of both outcrop and float, mainly in follow up of till and soil geochemistry, has been the major discovery generator over the years with most of the gold zones found by prospecting. This is probably due to the fairly shallow till cover and the fact that most of the gold mineralization is related to quartz veining with associated alteration which makes identification of prospective mineralization relatively easy.

The geochemical surveys, in the early days by wide spaced till sampling by Noranda mainly, and follow up wide spaced soil sampling and later grid sampling, generated many targets which follow up prospecting had utilized to find showings such as the Dome, Baseline, Keats and Glass zones on the GGN area and the Paul’s Pond and Greenwood Pond showings in the GGS area. A detailed till survey over the Joe Batts Pond Deformation Zone (JBPDZ) in late 2016 defined a large area of anomalous tills along the trend - follow up still continues however significant gold zones, such as the Glass, have been defined in the area covered by the till survey. Regional till surveys carried out by NFGC in 2018 in the GGS area have generated large prospective areas for gold mineralization.

Geological mapping has been carried out, mainly by government geologists, with additional work by structural geologists employed by NFGC in the past two years. This work has shown that the Davidsville Group is the main host for the gold mineralization and that structures, not yet completely defined, have played an important role in the emplacement of the gold mineralization. The importance of structure can be clearly seen by the association of gold showings with the Appleton Fault Zone and the JBPDZ. Important hypothesis for the genetic model have also been raised and emphasising the importance of structure on mineralization within the Queensway Property.

Geophysics has been important in the regional understanding of the geology and the gold mineralization but has not yet been of direct use in defining or locating gold zones. Magnetics show a low magnetic response over the Davidsville Group that is overshadowed by very high magnetic responses from the Grub Line to the east and the Dog Bay Line to the east. The electromagnetic survey has also been of limited use in defining targets for follow up although it does help with the understanding of the geology and structural components of both the GGN and GGS. Both the magnetics and EM over the Twin Ponds area of the Queensway Property has been useful in defining the geological units and helps define the structure although no significant gold zones have yet been located in this area.

Trenching has been a successful follow up method at the project with many of the gold zones having been discovered and/or better defined and traced through trenching. Examples include: The Dome, Road, Lotto, Little and Cokes zones on the AFZ, the Glass on the JBPDZ in the GGN and the Greenwood Pond showings - Aztec, A zone, LBNL on the GGS. Trenching will continue to be an advantageous early stage follow up technique in the area.

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Historical diamond drilling has been carried out by several exploration companies with property in the Queensway Property over the past 25 to 30 years. The historical drilling has been scattered and has mostly been early stage testing of surface gold showings which has to date been moderately successful in defining the gold zones. NFGC diamond drilling conducted in 2019 tested for gold mineralization along the eastern margin of the Appleton Fault system as well as extensions of gold zones along the JBP Fault Zone. The program was successful in identifying new gold trends, specifically at the Keats/Baseline and H-Pond/1744 zones.

Drill results interpreted to date from, the 2019 drill program, indicate the Appleton Fault has potential to host an Epizonal style Orogenic gold deposit with mineralization styles comparable to those hosted by the Fosterville in Australia. The characteristics include vuggy veins with free gold and a blend of Antimony minerals (i.e. stibnite and boulangerite) suggesting a flash boiling event on a proximal mesothermal orogenic gold system.

Based on the historic exploration work and exploration work completed by New Found Gold Corp the Queensway project warrants additional exploration expenditures.

25.2	Analytical and Testing Data

The analytical data generated in the various exploration programs has been from ISO accredited, or local laboratories with a proven track record, such as Eastern Analytical in Springdale, the only NL based laboratory, which has more recently received an ISO designation. In most cases check sampling was carried out even if blanks / standards were not included in the samples submitted. NFGC has used both Eastern Analytical (2016-2017) and ALS Minerals (2018-2020), both ISO approved laboratories. Since the implementation of a formal QA/QC program in 2018 all company sample submittals have included CRMs, blanks which appear to meet their various performance gates.

It is concluded that the data derived from the various surveys including the recent, 2016 to 2020 analytical work by NFGC can be trusted to meet industry standards in representing the values of the samples submitted.

25.3	Exploration Conclusions

The Queensway Project is mostly composed of rocks of the Davidsville Group (Barry’s pond, Hunt’s Cove, and Outflow Formations), which is dominated by mudstone. However, some portions include siltstone and/or sandstone making up to 50% of the layering. Open to isoclinal, shallowly NE-plunging F1 folds are frequent but the overall sequence appears to be rather monoclinal. No regional scale fold has been identified to date. The D2 deformation has little to no impact on pre-existing structures. Gold mineralization is interpreted to be syn- to late-D1 deformation. On both lithological and structural perspectives, a good analog for the Queensway Project is the Bendigo-Castlemaine goldfields in Victoria, Australia. Mudstone, containing pyrite nodules locally, is a favourable source rock for sulphur and gold, provided that metamorphism was high enough at depth to lead to pyrite breakdown and fluid devolatilization that would enable gold mobilization and upward migration. Gold occurrences over the Queensway Project show there is good potential and both fault zones bounding the Davidsville Group (i.e., the Dog Bay line and Gander River Complex line) can be considered as first-order structure, in the vicinity of which second-order structures could host gold mineralization.

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The historic exploration programs appear to have been generally well planned and carried out in a prudent and careful manner although many of the programs have not been carried through to fruition, due to issues such as funding or other projects taking precedence. Historic geochemical and geophysical surveys, trench channel sampling and mapping, and drill hole logging and sampling has been done by trained and professional personnel. Overall, to the extent known, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the historic exploration information.

NFGC exploration from 2016 to the present has been early stage exploration - compilation, prospecting, geochemistry, airborne geophysics, trenching and drilling. The company has defined new gold showings such as the Glass and the area of highly anomalous gold in tills along the JBPDZ in the GGN area and has defined areas of anomalous gold in tills in the GGS area outside of the known gold showings. Targets generated through NFGC exploration to date, including the 2019 drilling program, plus historical targets requiring further evaluation should be further explored including proposed trenching and diamond drilling by NFGC.

Significant potential exists for the expansion of the known zones through diamond drilling both along strike and down dip of existing intercepts as well as other favourable geological targets such as the linear soil anomalies near to the Appleton fault zone. Very few drill have reached below 100m vertical depth and significant distances exist between the known mineralized zones with no drilling.

The GGS portion of the project contains similar geological environment to the GGN area of the project and combined present over 105 km of strike length potential to discover mineralized structures either along the Appleton or JBP faults or similar structural controls.

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26	Recommendations

26.1	Recommended Work Programs

Continued exploration should include both regional grass roots work in follow up of regional targets such as described in Section 26.1.1 - Geophysical anomalies, any prospecting targets generated in the past 3 years and the gold in till anomalies located in the GGS area, plus more detailed exploration including both trenching and diamond drilling on, and in the vicinity of, known gold showings on both the AFZ and the JBPDZ

26.1.1	Geophysical anomalies investigation

Appleton Fault Zone and JBP Deformation Zone

Various areas of investigation are recommended:

•	Investigation of the NNE-SSW zones of lowered magnetic intensity that are visible from the upward continued magnetic data. Many of the known showings (H Pond, Pocket Pond, Lotto Zone, Letha, Grouse) lie within or adjacent to these zones (referenced in section 7.4.1);

•	Investigation of the airborne IP effects adjacent to the Appleton Fault (referenced in section 7.4.2 - Appleton Fault);

•	Investigation of the magnetic low extending south from Letha/Grouse (referenced in section 7.4.2 - Appleton Fault);

•	Investigation of the complete lengths of the three potential alteration zones including the JBP (referenced in section 7.4.2 - JBP Fault and Figure 7-13).

Twin Ponds

Not much in the way of ground follow up has been done in this area. Investigation around the mafic zone identified at the Duder/Ten Mile contact should be conducted especially along the northern-central part of the claims towards the Clydesdale showing. - referenced in 7.4.1 under Twin Pond

Gander Gold South

Various areas of investigation are recommended:

•	Investigation of the essentially NE-ENE trending zone of lowered magnetic intensity in the vicinity of Eastern Pond. This zone includes areas where the dip direction of the major EM features changes without a noticeable change in their strike, and a reduced conductive response in the central EM zone. This area also houses a number of significant anomalous till samples (referenced in section 7.4.1 under Gander South and 7.4.2 Greenwood Pond area);

•	Investigation of the magnetically lower zones in and around the extensive mafic/gabbroic body which houses the Greenwood Pond showings (referenced under section 7.4.2 Greenwood Pond area);

•	Investigation of the short strike length conductors similar to the response seen at Goose, flanking the extensive formational conductor (referenced under 7.4.2 Greenwood Pond area);

•	Investigation of the regional scale structures especially intersections of the structures and/or those that correspond with elevated till anomalies.

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The author recommends a significant exploration program comprised primarily of till geochemistry, airborne geophysics, surface trenching and diamond drilling. The drilling program is designed to meet two objectives: (1) Drill test established, known targets, and (2) to drill test the JBP and Appleton Fault Zone for zones of mineralization. The phase 1 drilling component includes an estimated 25,000 meters of diamond drilling. A total of $4,500,000 is estimated for the diamond drilling based on an all-in cost of $180/m which includes costs on coring, assaying, extra hourly charges, logistics, and supervision. These holes will be primarily drilled in the AFZ and JBPFZ areas, holes will be designed to test known gold mineralized zones as well as testing for new zones. Specifically drilling should target extensions of the mineralized zone intersected in NFGC-19-01. Contingent on the result of the Phase 1 drilling program additional exploratory drilling and inferred resource definition drilling will occur in the Phase 2 drilling program. The phase 2 drilling program is planned at 75,000 metres of diamond drilling and a total of $13,500,000 is estimated for the phase 2 program at an all in cost of $180/m.

A trenching program is recommended for the GGN claims to re-expose the known surface gold occurrences along the AFZ and JBPDZ and follow their surface extensions.

A second phase of till sampling is also recommended to better refine the areas of anomalous gold concentrations found during the 2018 till sampling program referenced in section 9.9 within the Gander Gold South portion of the Queensway Project. The proposed till program would cover an additional 750 sites at an estimated cost of $750,000. Subsequent to the follow up till sampling program additional trenching, mapping and diamond drilling would be recommended for the Gander Gold South area; this regional diamond drilling program should be roughly 2,000 meters at an all-in cost of $180/m. This second phase program consisting of trenching, mapping and diamond drilling should be contingent on a successful delineation of targets formed by the phase two till sampling program.

After the completion of the airborne gravity geophysical survey in March 2020 the company is recommended to pursue advanced geophysical interpretation to identify the structural, lithological and alteration characteristics of the GGN area. If successful in outlining these characteristics the QP recommends a second phase of airborne gravity to cover the licenses in the GSS area at total estimated program cost of $1,200,000.

After successful completion of the recommended work programs, adequate knowledge of the mineralization controls should be known allowing for more detailed and directed programs to aid in the definition and delineation of a possible resource zone.

There are no current drill sites established at the time of writing. Actual drill locations will be determined when a drill permit is submitted for approval.

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Cost estimates can be seen in Table 26-1 below:

Table 26-1 - Cost estimates for Recommended Exploration Program for the Queensway Project

Queensway Project	Unit Costs	Year 1 Q3-Q4 2020	Year 2 Q1-Q4 2021
Follow Up Till Sampling Program		$750,000
Regional Prospecting/Geological Mapping		$300,000	$300,000
Geophysical Anomaly Investigation		$50,000
GGN Gravity Geophysical Interpretation		$200,000
GGS Gravity Survey			$1,200,000
GGN Trenching Program		$200,000
GGS Trenching Program		$100,000	$225,000
Drill Hole Relogging	$500/day	$50,000	-
Diamond Drilling (JBPDZ and AFZ) 25,000m
Core Drilling (HQ size)	$110/m	$2,750,000
Assaying and Geochemistry	$30/m	$750,000
Logging and Supervision	$30/m	$750,000
Contingency	$10/m	$250,000
Regional Drilling Program 2,000m Core Drilling (HQ size)	$110/m		$220,000
Assaying and Geochemistry	$30/m		$60,000
Logging and Supervision	$30/m		$60,000
Contingency	$10/m		$20,000
Diamond Drilling (JBPDZ and AFZ) 75,000m
Core Drilling (HQ size)	$110/m		$8,250,000
Assaying and Geochemistry	$30/m		$2,250,000
Logging and Supervision	$30/m		$2,250,000
Contingency	$10/m		$750,000
Total:		$6,150,000	$15,585,000

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27	References

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Evans, D.T.W: Gold Metallogeny, Eastern Dunnage Zone Central Newfoundland: Current Research Newfoundland Department of Mines and Energy, Geological Survey Branch, Report 91-1, pages 301-318

Goldfarb, R.J., Baker, T., Dubé, B., Groves, D.I., Hart, C.J.R., and Gosselin, P., 2005: Distribution, character, and genesis of gold deposits in metamorphic terranes. In: Hedenquist J.W., Thompson J.F.H., Goldfarb R.J. & Richards J.P. (Eds.) Economic Geology 100th Anniversary Volume, pp. 407-450.

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Hodges, G. and Smith, R. 1997: Induced Polarization Effects in Time Domain EM Data: Electrical and Electromagnetic Methods Paper 74, Explor97

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O’Driscoll, J.M., 2007: An integrated geological, geochemical, isotopic and geochronological study on the auriferous systems in the Botwood Basin and environs, central Newfoundland. M.Sc. thesis, Memorial University of Newfoundland, St John’s, 457 pp

O’Neill, P., and Blackwood, F., 1989: A proposal for revised stratigraphic nomenclature of the Gander and Davidsville Groups and the Gander River Ultrabasic Belt, of northeastern Newfoundland. In Current Research, Newfoundland and Labrador Geological Survey Report No. 89-1, pp. 127-130

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Pitcairn, I.K., Teagle, D.A.H., Craw, D., Olivo, G.R., Kerrich, R., Brewer T.S., 2006: Sources of metals and fluids in orogenic gold deposits: insights from the Otago and Alpine Schists, New Zealand. Economic Geology, v.101-8, p. 1525-1546

Robert, F., and Poulsen, K.H., 2001: Vein Formation and Deformation in Greenstone Gold Deposits. Chapter 5 in Structural Control in Ore Genesis, Reviews in Economic Geology, v. 14, p. 111-155.

Sandeman et al. 2018: Beaver Brook Anitmony Mine Revisited: An Update on Operations and New Structural and Geological Observations. Newfoundland and Labrador Department of Natural Resources Geological Survey Report 18-1, p 123-152.

Thomas, H.V., Large, R.R., Bull, S.W., Maslennikov, V., Berry, R.F., Fraser, R., Froud, S. and Moye, R., 2011: Pyrite and Pyrrhotite Textures and Composition in Sediments, Laminated Quartz Veins, and Reefs at Bendigo Gold Mine, Australia: Insights for Ore Genesis. Economic Geology, v. 106-1, p. 1-31.

Valverde-Vaquero, P., van Staal, C.R., McNicoll, V., and Dunning, G., 2006: Middle Ordovician magmatism and metamorphism along the Gander margin in Central Newfoundland. Journal of the Geological Society London 163, p. 347-362

van Staal, C.R., 1994: The Brunswick subduction complex in the Canadian Appalachians: record of the Late Ordovician to Late Silurian collision between Laurentia and the Gander margin of Avalon: Tectonics, v. 13, p. 946-962.

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Exploration - Industry

Barbour, D., Tretbar, D. and Churchill, R. A., 2004: Second and sixth year assessment report on geological and geochemical exploration for licences 6101M, 7677M, 8252M-8255M, 9649M-9650M and 9788M on claims in the Glenwood and Northwest Gander River areas, central Newfoundland. Altius Resources Incorporated and Barrick Gold Corporation. Geofile Report NFLD/2893.

Barbour, D., Barrett, S., and Churchill, R., 2003: First year supplementary, third year supplementary and fourth year supplementary assessment report on geological, geochemical and diamond drilling exploration for licences 7510M, 7724M, 8182M and 8250M-8251M on claims in the Paradise Lake, Rolling Pond and Chiouk Brook areas, central Newfoundland. Altius Resources Incorporated and CanAlaska Ventures Limited. Geofile Report 002D/0452.

Barrett, S., Churchill, R. and O’Reilly, D., 2004: Assessment report on reclamation for 2004 submission for Mining Lease 141L and for third year, third year supplementary and fifth year assessment for licences 8992M, 8252M, 10409M and 9464M on claims in the Glenwood, Exploits River, Roberts Arm and Rambler areas, central Newfoundland. Altius Resources Incorporated and Deep Reach Exploration. Geofile Report NFLD/2899.

Bouzane, J., 2007: First year assessment report on geochemical exploration for licence 12528M on claims in the Weirs Brook area, central Newfoundland. Geofile Report 002E/02/1554.

Bouzane, J., 2006: First year assessment report on prospecting and geochemical exploration for licence 10662M on claims in the First Pond, Gander River area, central Newfoundland. Geofile Report 002E/02/1515.

Bouzane, J., 2005: First year assessment report on prospecting and geochemical exploration for licences 10124M-1025M on claims in the Weirs Brook area, central Newfoundland. Geofile Report 002E/02/1462.

Bouzane, J., 2001: First year assessment report on prospecting and geochemical exploration for licence 7072m on claims in the Jonathans Second Pond area, northeastern Newfoundland. Geofile Report 002E/02/1193.

Bouzane, J. P. and Wilton, D. H. C., 1996: First year assessment report on diamond drilling exploration for licence 4664 on claim 17499 in the Big Pond area, eastern Newfoundland. J P Bouzane Associates Limited. Geofile Report 002E/02/1051.

Bradley, D. and Graham, D. R., 1989: Second and fourth year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Great Bend project for licence 3270 on claim block 5457, licence 3271 on claim block 5458, licence 3272 on claim block 5460 and licence 3563 on claim block 4113 in the Northwest Gander River, Lizard Pond, Swan Lake and Breccia Pond areas, central Newfoundland, 2 reports. BP Resources Canada Limited, Murphy, L. and BP Canada Limited. Geofile Report 002D/11/0217.

Buchanan, C., 2004: Structural Analysis of Drill Core from the H Pond and Pocket Pond Prospects and Shoreline Mapping at Gander Lake; Joe Batts Pond Property. Report prepared for Rubicon Minerals Corporation, 39 pp.

Buchanan, C. and House, S., 2004: Third year assessment report on geological and geochemical exploration for licence 10100M on claims in The Outflow area, Gander Lake, central Newfoundland, 2 reports. Rubicon Minerals Corporation, Quinlan, R., Quinlan, E. and Quinlan, L. Geofile Report 002D/15/0544.

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Budden, A., 2011: Third year assessment report on compilation, prospecting and geochemical exploration for licences 15472M-15474M on claims in the Glenwood area, central Newfoundland. Geofile Report 002D/15/0814.

Burt, C., 2016: Sixth assessment report on prospecting and sampling for licence 23461M on claims in the Bellman’s Pond area, central Newfoundland. Burt, C., Graves, G. and Warren, P. Geofile Report 002E/02/1974.

Burt, C., 2015: Fifth year assessment report on prospecting and geochemical and geophysical exploration for licence 23461M on claims in the Bellman’s Pond area, central Newfoundland. Burt, C., Warren, P. and Graves, G. Geofile Report 002E/02/1923.

Burt, C., 2015: First year assessment report on prospecting and geochemical exploration for licences 21920M-21921M on claims in the Jonathans Pond area, central Newfoundland. Burt, C., Bryan, C. and Warren, P. Geofile Report 002E/1908.

Burton, W. B. and Misener, D. J., 1987: First year assessment report on geological, geophysical and diamond drilling exploration for licence 2738 on the Chiouk Brook prospect in the Great Bend area, Newfoundland. U S Borax and Murphy, M. L., Geofile Report 002D/11/0171.

Butler, D. J.,1991: First and fifth year assessment report on geological, geochemical and geophysical exploration for the Gander Project for licence 2991 on claim block 5872, licence 3972 on claim block 7295 and licence 4085 on claim blocks 7430-7431 in the Twin Ponds area, north-central Newfoundland. Falconbridge Limited. Geofile Report 002D/15/0263.

Butler, D. J. and McLean, S., 1991: Fourth year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Gander project for licence 2991 on claim block 5872 in the Twin Ponds area, north-central Newfoundland. Falconbridge Limited. Geofile Report 002D/15/0248.

Butler, D. J.,1988: First year assessment report on geological and geochemical exploration for licence 3291 on claim block 5591 in the Third Pond area on the Gander River, Newfoundland. Falconbridge Limited. Geofile Report 002E/02/0637.

Butler, R., Jr and Churchill, R., 2002: Second year assessment report on prospecting and geochemical exploration for licence 8182M on claims in the Chiouk Brook area, central Newfoundland. Altius Resources Incorporated. Geofile Report 002D/11/0415.

Butler, R., Jr., 1997: First year assessment report on geological and geochemical exploration for licence 4758 on claim 17610 and licences 4902m-4903m on claims in the Northwest Gander River area, central Newfoundland. Lauren Exploration Limited, Short, R. and Lane, H. Geofile Report 002D/0317.

CGG Canada Services Ltd., 2017: - Geophysical Survey Report on the Airborne Magnetic and Helitem35C Survey - Gander Area, NL, Canada; Project 701005, for Palisade Resources, August 25, 2017.

Chan L.L., 2003: First year assessment report on prospecting and geochemical exploration for licences 8549M, 8584M and 8746M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0495.

Chan L.L., 2003: First year assessment report on compilation for licences 8559M-8560M on claims in the Greenwood Pond area, central Newfoundland. Geofile Report 002D/11/0492.

Chan L.L., 2003: First year assessment report on prospecting and geochemical exploration for licences 8611M and 8563M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0488.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 273

Chan L.L., 2003: Fourth year assessment report on prospecting and geochemical exploration for licence 7521M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0481.

Chan L.L., 2000: First year assessment report on prospecting and geochemical exploration for licences 6693m, 6697m-6698m and 6718m on claims in the Paul’s Pond area, central Newfoundland. Chan L.L. Geofile Report 002D/11/0385.

Chance, P., 1988: Assessment report on prospecting and geochemical exploration for licence 3132 on claim block 5157, licence 3133 on claim block 5158, licence 3134 on claim block 5322, licence 3190 on claim blocks 5461 and 5465, licence 3191 on claim blocks 5466-5467 and licence 3213 on claim block 5504 in the Hunts Ponds, Gander Lake and Southwest Gander River areas, Newfoundland. Lacana Mining Corporation. Geofile Report 002D/0190.

Christopher, T., 2012: First year assessment report on prospecting, compilation, and geochemical exploration for licence 18627M on claims in the Wings Point area, central Newfoundland. Zonte Metals Incorporated. Geofile Report 002E/1814.

Christopher, T. and Fraser, D., 2012: Second year assessment report on geophysical exploration for licence 17995M on claims in the Bellman’s Pond area, northeastern Newfoundland. Zonte Metals Incorporated, Bryan, C. A., Raymond, P. and Burt, C. Geofile Report 002E/02/1840.

Christopher, T., 2011: First year assessment report on prospecting and geochemical exploration for licence 17995M on claims in the Bellman’s Pond area, northeastern Newfoundland. Zonte Metals Incorporated, Bryan, C. A., Raymond, P. and Burt, C. Geofile Report 002E/02/1803.

Churchill, R., 2014: Second year assessment report on petrography for licences 21025M-21027M on claims in the Greenwood Pond area, central Newfoundland. Altius Resources Incorporated. Geofile Report 002D/11/0891.

Churchill, R., O’Reilly, D., and Winter, L., 2013: First Year Assessment Report on Prospecting, Rock Sampling and Till Sampling on the Aztec Property, map-staked licenses 021025M, 021026M & 021027M, Central Newfoundland, NTS sheets 02D/11. Altius Resources Inc. Geofile Report 002D_0869.

Churchill, R. and Froude, T., 2000: First year assessment report on geological and geochemical exploration for licences 6705m and 6724m on claims in the Swiss Lake area, near Great Bend, Northwest Gander River, central Newfoundland. Altius Resources Incorporated. Geofile Report 002D/11/0397.

Churchill, R. and Butler, R. W., Jr., 2000: Third year assessment report on geological and geochemical exploration for licence 4608m on claims in the Greenwood Pond area, central Newfoundland. Altius Resources Incorporated and Forex Resources. Geofile Report 002D/11/0384.

Churchill, R., 1999. First and Second Year Assessment Report on Geological Investigations, Line Cutting and Geophysics for License 6136M and Grouped License 6216M, Aztec Property, Greenwood Pond Area, Central Newfoundland, NTS 2D/11, Altius Resources Inc., 19 pages. Geofile: 002D_0346.

Churchill, R, Clarke, E J and Butler, R, Jr., 1998: First year assessment report on compilation, prospecting and geochemical exploration for licence 5505m on claims in the Greenwood Pond area, near Northwest Gander River, central Newfoundland. Altius Resources Incorporated and Clarke, E. J. Geofile Report 002D/11/0344.

Churchill, R., Clarke, E.J. and Butler, R., 1998. First Year Assessment Report on Compilation, Reconnaissance Mapping and Prospecting Greenwood Pond South Property (License 5270M), Northwest Gander River Area, Central Newfoundland, NTS 2D/11, Forex Resources, 29 pages. Geofile: 002D_0328.

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Churchill, R., Clarke, E.J. and Butler, R., 1998. First year assessment report on compilation, and geological and geochemical exploration for licence 4608m on claims in the Greenwood Pond area, near Northwest Gander River, central Newfoundland. Forex Resources and Butler, R., Jr. Geofile Report 002D/11/0326.

Collins, C.J., 1991: Fifth Year Assessment Report for Licence 2821 and Fourth Year Assessment Report for Licence 3259, 1991 Exploration and Diamond Drilling on the Glenwood Project (6725), NTS 2D/15. For Noranda Exploration Company, Limited. Geofile Report 002D_0256.

Cooper, G., 2011: First year assessment report on prospecting and geochemical exploration for licence 17551M on claims in the Bernard’s Brook area, central Newfoundland, 2 reports. Sceviour, J. and Cooper, G. E. Geofile Report 002D/11/0835.

Cooper, G. E. and Ryan, K. P., 2009: First year assessment report on compilation for licences 14657M and 14569M on claims in the First Pond, Gander River area, central Newfoundland. Ryan, K. P. Geofile Report 002E/02/1594.

Cooper, G., 2008: First year assessment report on prospecting and geochemical exploration for licence 12993M on claims in the Paul’s Pond area, central Newfoundland. Sceviour, J. Geofile Report 002D/11/0723.

Copeland, D. A., 2011: Eighth, ninth, tenth and twelfth year assessment report on prospecting and geochemical and geophysical exploration for licences 6821M, 6823M, 9713M, 15698M, 15700M-15701M, 15703M and 15984M on claims in the H Pond and Pocket Ponds area, near Gander, central Newfoundland. Lush, T. and Paragon Minerals Corporation. Geofile Report NFLD/3270.

Copeland, D. A., 2007: First year assessment report on prospecting and geochemical exploration for licence 11407M on claims in the H Pond area, central Newfoundland. Rubicon Minerals Corporation and Paragon Minerals Corporation. Geofile Report 002E/02/1641.

Copeland, D. A., 2007: Second year assessment report on prospecting and geochemical exploration for licence 10377M on claims in the Appleton area, central Newfoundland. Paragon Minerals Corporation, Turpin, A., Gosine, T. and Rubicon Minerals Corporation. Geofile Report 002D/15/0674.

Copeland, D. A., 2006: Fourth and sixth year assessment report on prospecting and geochemical exploration for licences 7093M and 10462M on claims in the Shirley Lake area, central Newfoundland. Rubicon Minerals Corporation. Geofile Report NFLD/2968.

Copeland, D. A., 2006: First year assessment report on prospecting and geochemical exploration for licence 10377M on claims in the Appleton area, central Newfoundland. Rubicon Minerals Corporation. Geofile Report 002D/15/0624.

Cox, E. and van Egmond, R., 2004: First year assessment report on geological, geochemical and geophysical exploration for licences 8673M and 8751M-8752M on claims in the Birch Pond area, central Newfoundland, 2 reports. Saunders, J., Candente Resource Corporation, Baldwin, S. and Pollett, F. Geofile Report 002D/11/0540.

Cox, E. and van Egmond, R., 2004: Second year assessment report on geological and geophysical exploration for licence 9998M on claims in the Eastern Pond area, central Newfoundland, 2 reports. Candente Resource Corporation, Keats, K. D., Keats, A., Dimmell, P. and KriASK Syndicate. Geofile Report 002D/11/0536.

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Cox, E. and van Egmond, R., 2003: First year assessment report on prospecting and remote sensing for licences 8565M-8567M on claims in the Careless Cove and Outflow areas, Gander Lake, central Newfoundland. Candente Resource Corporation. Geofile Report 002D/15/0491.

Cox, E. and van Egmond, R., 2003: 2002/2003 Assessment Report (Compilation, Geology / Prospecting, Soil Geochemistry, and Satellite Imagery Interpretation) for work carried out between February 2002 and January 2003 on the EASTERN POND CLAIM GROUP LICENSES 8380M, 8381M, 8382M, 8470M, 8471M, 8474M, 8571M, 8623M, 8673M, 8751M, 8752M, and 8898M (UTM 5386000 N; 632000 E) Central Newfoundland NTS 2D/11. Candente Resource Corporation, Keats, A., Keats, K., Baldwin, S., Saunders, J. K. and Pollett, F. Geofile Report 002D/11/0467.

Crocker, C. and Crocker, R., 2015: First year assessment report on compilation and prospecting for licences 21591M and 21651M-21654M on claims in the Lizard Pond area, central Newfoundland. Geofile Report 002D/11/0913.

Crocker, P., Barbour, D. M. and Churchill, R., 1999: Second year assessment report on prospecting and compilation for licence 5451m on claims in the Appleton area, central Newfoundland, 2 reports. Geofile Report 002D/15/0355.

Crocker, P., 1998: First year assessment report on prospecting and geochemical exploration for licence 5451m on claims in the Glenwood area, central Newfoundland. Geofile Report 002D/15/0331.

Cunnison, K., and House, S., 2008: Assessment Report on Soil Sampling, Prospecting, Rock Sampling, Linecutting & IP Survey, and Diamond Drilling on part of the JBP Linear Property Licences: 7181M, 7912M, 9713M, 10966M, 11407M, 12071M and Quinlan Prospecting Licence 12652M NTS 2D/15 and 2E/02 Newfoundland For Tom Lush And Paragon Minerals Corporation. Geofile Report NFLD_3122.

Dearin, C., 2003: First year assessment report on prospecting, compilation and geochemical exploration for licences 8658M-8659M on claims in the Northwest Gander River area, central Newfoundland. Sparton Resources Incorporated and Intrepid Minerals Corporation. Geofile Report 002D/11/0498.

Dearin, C. and Fraser, D., 2003: First year assessment report on geological, geochemical and geophysical exploration for licences 8440M-8442M, 8556M, 8774M-8778M, 8801M-8802M and 8804M on claims in the Northwest Gander River area, central Newfoundland. Grayd Resource Corporation and South Coast Ventures Incorporated. Geofile Report 002D/0466.

Devereaux, A. et al., 2012: First and second year assessment report on prospecting, petrography, geochemical exploration, geophysical interpretation and relogging of diamond drill core for licences 18149M, 18153M, 18161M, 18165M, 18169M, 18172M, 18174M, 18175M, 18177M-18178M, 18194M-18195M, 18198M-18202M, 18924M, 18928M, 19024M-19025M, 19027M-19029M, 19031M, 19119M, 19182M, 19495M, 19581M, 19584M, 19698M-19699M and 19701M-19754M on claims in the Hare Bay, Bay of Islands, Deer Lake, Flat Water Pond, Star Lake, Pipestone Pond, Coy Pond and Gander Lake areas, Newfoundland. Altius Resources Incorporated and Cliffs Natural Resources Incorporated. Geofile Report NFLD/3236.

Dimmell, P.M, Regular, M.R.: 2017 Assessment Report, Prospecting and Trenching, on the Gander Gold Property, Licences 6821M, 7984M, 23804M, 23720M, 23721M & 53 Other Licences, Gander Lake-Northwest Gander River Area, Central Newfoundland, NTS: 2D/6,10,11,14,15, & 2E/2 for New Found Gold Corporation (formerly Palisade Resources Inc.), Project total - 58 Licences / 3525 claims; Assessment work May - Dec. 2017, Submitted: March 30, 2018

Dimmell, P.M., Regular, M.B, Sharpe, B. (2017) - First, Second, Fifteenth, Sixteenth, & Eighteenth Year (2017) Assessment Report - Airborne Geophysics on the Gander Gold Property - Licences 6821M, 7984M, 23804M, 23720M, 23721M, & 55 Other Licences, Gander Lake-Northwest Gander River Area, Central Newfoundland, NTS: 2D/6, 2D/10, 2D/11, 2D/14, 2D/15, 2E/2 for New Found Gold Corp. (formerly Palisade Resources Inc.)

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Dimmell, P. M., Wetherup, S. and Heath, B., 2013: First, fourth, ninth, tenth, eleventh and fourteenth year assessment report on geological and geophysical exploration for licences 6821M, 6823M, 7984M, 9713M, 15698M, 15700M-15701M, 15703M, 15923M, 15984M, 19880M and 19896M on claims in the Gander River area, central Newfoundland, 3 reports. Northern Skye Resources Incorporated, True Claim Resources, KriASK Syndicate, ASK Prospecting and Guiding, Krinor Resources Incorporated and Canadian Zinc Corporation. Geofile Report NFLD/3306.

Dimmell, P.M., 2010: First year assessment report on prospecting for licence 15923M on claims in the Gander River area, central Newfoundland. KriASK Syndicate, ASK Prospecting and Guiding and Krinor Resources Incorporated. Geofile Report NFLD/3153.

Dimmell, P. M., Breen, J. J. and Froude, T., 2004: Second year assessment report on prospecting and geochemical exploration for licence 8383M on claims in the Southwest Gander River area, central Newfoundland. KriASK Syndicate, Keats, A. E. T., Keats, K. and Dimmell, P. Geofile Report 002D/06/0541.

Dimmell, P.M., 2002: Third Year (2001/2002) Assessment Report (Compilation, Geology/Prospecting, Geophysics, Geochemistry) on the Paul’s Pond Property Licence 6658M (UTM 5390250 N, 635500 E) Central Newfoundland NTS 2D/11 for Cornerstone Resources Inc. Geofile Report 002D_0543.

Dimmell, P.M., 2000: First year assessment report on prospecting and geochemical exploration for licence 6830M on claims in the Millers Brook area, central Newfoundland. Krinor Resources Incorporated, Keats, A. and Keats, K. Geofile Report 002E/02/1141.

Dimmell, P. M. and Fraser, D., 2000: First year assessment report on prospecting and geochemical and geophysical exploration for licences 6425m-6426m on claims in the Appleton area, central Newfoundland, 2 reports. United Carina Resources Corporation, Consolidated Pine Channel Gold Corporation and Lush, T. Geofile Report NFLD/2753.

Dimmell, P. M., Fraser, D. and House, G., 2000: First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licences 6422m, 6536m-6537m, 6542m-6545m, 6649m-6651m, 6665m-6668m and 6701m on claims in the Appleton area, central Newfoundland, 3 reports. United Carina Resources Corporation. Geofile Report NFLD/2747.

Dimmell, P.M., 1988: First year assessment report on geochemical exploration for licence 3132 on claim block 5157, licence 3133 on claim block 5158, licence 3190 on claim blocks 5461 and 5465, licence 3191 on claim blocks 5466-5467 and licence 3213 on claim block 5504 in the Gander Lake and Hunts Ponds areas, central Newfoundland. Lacana Ex [1981] Incorporated. Geofile Report 002D/15/_0191.

Fancey, D., 2012: First year assessment report on prospecting and geochemical exploration for licence 18073M on claims in the Gander River area, central Newfoundland. Geofile Report 002E/1724.

Fenton, J.O., 1981: Report on the Geological, Trenching, and Diamond Drilling Investigations carried out in the Gander Lake South Area of NALCO LOT II. 2D.10B, C; 2D/11A, D; 2D/15A, b, C, D. Hudson’s Bay Oil and Gas Company Limited. Geofile Report 002D/0113.

French, V. A., 1988: First year assessment report on prospecting and geochemical exploration for licence 3144 on claim block 5387 in the Third Berry Hill Pond area, Newfoundland. Lucero Resource Corporation. Geofile Report 002D/06/0193.

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Froude, T., 2011: First year assessment report on prospecting and geochemical exploration for licence 16509M on claims in the Greenwood Pond area, central Newfoundland. Golden Dory Resources Corporation. Geofile Report 002D/11/0830.

Froude, T., 2005: Third year assessment report on prospecting and geochemical and trenching exploration for licences 10926M and 10937M-10938M on claims in the Gander River area, central Newfoundland. Crosshair Exploration and Mining Corporation and Rubicon Minerals Corporation. Geofile Report 002E/02/1440.

Froude, T., 2005: Report on Diamond Drilling on the Glenwood Break Project Licence 10937M (256 claims) NTS 2E/02 for Crosshair Exploration and Mining Corporation and Rubicon Minerals Corporation. Geofile Report 002E_1446.

Froude, T., 2005: First Year (10659M), Second Year (10363M), and Seventh Year (7521M) Assessment Report on Diamond Drilling (7521M and 10363M) and Reconnaissance Prospecting (10659M) on the North Paul’s Pond Project NTS 2D/11 for Crosshair Exploration and Mining Corporation. Geofile Report 002D_0620.

Froude, T., and Newman, R., 2005: Report of Work on the North Paul’s Pond Property Line Cutting, Soil Sampling, Geological Mapping, IP Geophysical Surveying, Prospecting, Trenching and Compilation LICENCES 7521M (6th Yr), 8746M (3rd Yr), 10086M (3rd Yr), 10363M (1st Yr) and 8611M (3rd Yr) Central Newfoundland NTS 2D/11 for Crosshair Exploration and Mining Corporation. Geofile Report 002D_0593.

Gagnon, J., 1981: Report on geological, geochemical and geophysical exploration for licence 1534 and 1638-1648 on the Jonathans Pond claims in the Gander area, Newfoundland. Westfield Minerals Limited. Geofile Report 002E/02/0410.

Goldak, B. and Churchill, R. A., 2002: First year, first year supplementary, third and fourth year, fourth year supplementary, fifth year and eighth year supplementary assessment report on geophysical exploration for licences 7510M, 7688M, 7724M, 8182M, 8249M-8251M, 8413M, 8479M and 8867M on claims in the Botwood Basin area, central Newfoundland, 2 reports. Sudbury Contact Mines Limited, CanAlaska Ventures Limited and Altius Resources Incorporated. Geofile Report NFLD/2809.

Gower, D., 1989: First year assessment report on line cutting for licence 3259 on claim block 3775 in the Gander River Outflow area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0199.

Gower, D. and Tallman, P., 1988: Second year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 2897 on claim blocks 4515-4517 and 4520 and licence 2917 on claim blocks 4553-4554 and claim 15549 in the Gander River Outflow and Careless Cove areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0198.

Graham, D. R., 1990: Second, third and fifth year assessment report on prospecting, trenching, diamond drilling and geochemical exploration for the Great Bend project for licence 3270 on claim block 5457, licence 3271 on claim block 5458, licence 3272 on claim block 5460, licence 3563 on claim block 4113, licence 3836 on claim blocks 4112 and 4396 and licence 4023 on claim blocks 6403-6404 in the Northwest Gander River area, central Newfoundland. BP Resources Canada Limited and Murphy, L. Geofile Report 002D/11/0232.

Graham, D. R., 1989: First year assessment report on geological and geochemical exploration for the Great Bend project for licence 3572 on claim blocks 6403-6405 in the Bear Pond and Bear Brook areas, central Newfoundland. Murphy, L and BP Resources Canada Limited. Geofile Report 002D/11/0216.

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Graves, G., 1988: First year assessment report on prospecting and geochemical exploration for licence 2967 on claim blocks 3413, 3421, 4766-4767 and 4776-4778 in the Millers Brook and Joe Batts Brook areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/02/0594.

Graves, G., 1987: Third year assessment report on geochemical, geophysical and trenching exploration for the Jonathans Pond project for licence 2472 on claims in the Jonathans Second Pond area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/0608.

Graves, G., 1987: First year assessment report on prospecting, geochemical, geophysical and trenching exploration for licence 2897 on claim blocks 4515, 4517 and 4520 and licence 2917 on claim blocks 4553-4554 in the Gander River Outflow and Gander Lake areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0189.

Green, K., 1989: First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 3411 on claim blocks 5773-5776, licence 3429 on claim blocks 6076-6081, licence 3449 on claim blocks 6126-6149 and 6076 and claims 15803-15807 and 15813-15823, licence 3453 on claim blocks 6093-6095 and 6150-6154, licence 3493 on claim 15832, licence 3494 on claims 15831 and 15833, licence 3502 on claim blocks 6348-6349, licence 3503 on claim block 6359 and licence 3504 on claim blocks 6350-6351 in the First Pond, Duder Lake, Burnt Lake and Joe Batts Pond areas, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report NFLD/1890 in 4 parts.

Guinchard, W., 2015: First year assessment report on compilation for licence 21886M on claims in the Greenwood Pond area, central Newfoundland. Geofile Report 002D/11/0915.

Guinchard, W., 2015: First and third year assessment report on prospecting and geochemical exploration for licences 20898M and 22537M on claims in the Dead Wolf Brook area, central Newfoundland. Geofile Report 002D/10/0940.

Guinchard, W., 2011: First year assessment report on prospecting and geochemical exploration for licences 16889M and 16893M on claims in the Beaver Brook area, central Newfoundland. Geofile Report 002D/11/0823.

Hedges, G., 2009: Second and third year assessment report on prospecting for licences 12382M and 13556M on claims in the Southwest Gander River area, central Newfoundland. Geofile Report 002D/0720.

Hedges, G., 2008: First and second year assessment report on prospecting and geochemical exploration for licences 12382M and 13556M on claims in the Southwest Gander River area, central Newfoundland. Geofile Report 002D/0737.

Hedges, G., 2007: First year assessment report on prospecting and geochemical exploration for licence 12382M on claims in the Southwest Gander River area, central Newfoundland. Geofile Report 002D/0680.

Hicks, D., 2013: First year assessment report on compilation and prospecting for licence 20362M on claims in the Chiouk Brook area, central Newfoundland. Geofile Report 002D/11/0872.

Hodge, R., 1997: First year assessment report on prospecting and geochemical exploration for licence 4718 on claim 16323 and licence 4719 on claims 16324-16327 in the Northwest Gander River area, central Newfoundland. New Island Minerals Limited. Geofile Report 002D/11/0342.

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Holmes, D & Michaud, M. 2017. Report on November 2016 Till Sampling for Gold. Overburden Drilling Management.

House, S. and Copeland, D. A., 2008: Third year assessment report on prospecting and geochemical exploration for licence 10377M on claims in the Appleton area, central Newfoundland. Gosine, T., Turpin, A. and Paragon Minerals Corporation. Geofile Report 002D/15/0716.

House, S., 2007: Fourth, sixth and eighth year assessment report on prospecting and geochemical and diamond drilling exploration for licences 7022M, 7093M, 9808M and 10462M on claims in the Shirley Lake area, central Newfoundland. Black Bart Prospecting Incorporated, Lewis, G. E., Paragon Minerals Corporation, Chafe, P. and Reid, C. Geofile Report NFLD/3062.

House, S., 2007: Sixth and seventh year assessment report on prospecting and geochemical exploration for licences 7180M-7181M and 7912M on claims in the Third Pond, Gander River area central Newfoundland. Paragon Minerals Corporation and Reid, C. M. Geofile Report 002E/02/1544.

House, S., 2005: First, third and fifth year assessment report on prospecting and geochemical exploration for licences 7093M, 8261M, 8361M and 9808M-9809M on claims in the Shirley Lake area, near Glenwood, central Newfoundland. Rubicon Minerals Corporation and Black Bart Prospecting Incorporated. Geofile Report NFLD/2958.

House, S., 2005: Third and fifth year assessment report on prospecting and geochemical and trenching exploration for licence 7182M and 8414M on claims in the Jonathans First Pond area, central Newfoundland. Rubicon Minerals Corporation, Reid, C. M. and Dimmell, P. M. Geofile Report 002E/02/1394.

House, S., 2005: Second and third year assessment report on prospecting and geochemical and trenching exploration for licences 8473M, 8614M-8615M and 8687M on claims in the Jonathans Brook area, central Newfoundland. Rubicon Minerals Corporation, Keats, K. D. and Wade, D. Geofile Report 002E/02/1414.

House, S., 2004: Second year assessment report on prospecting, geochemical exploration and trenching for licences 8603M-8604M and 8606M on claims in the Island Pond area, near Glenwood, central Newfoundland. Rubicon Minerals Corporation. Geofile Report 002E/02/1332.

House, S., 2002: First and second year assessment report on prospecting and geochemical exploration for licences 7549M-7550M, 8117M and 8161M on claims in the Salmon River and Bay d’Espoir Highway areas, central Newfoundland. Black Bart Prospecting Incorporated, Lewis, G E, Chafe, P and Rubicon Minerals Corporation. Geofile Report NFLD/2789.

Hutchings, C., 1999: First year assessment report on prospecting and compilation for licence 6658M on claims in the Paul’s Pond area, central Newfoundland. Cornerstone Resources Incorporated. Geofile Report 002D/11/0609.

Jacobs, W., 2003: First year assessment report on geological and geochemical exploration for licence 8843M on claims in the Fourth Pond, Gander River area, central Newfoundland. Falcon Ventures Incorporated. Geofile Report 002E/02/1297.

Keats, C., 2011: First year assessment report on prospecting and geochemical exploration for licence 16998M on claims in the Dead Wolf Brook area, central Newfoundland. Humby, H. Geofile Report 002D/10/0833.

Keats, C., 2011: First year assessment report on prospecting and geochemical exploration for licence 16997M on claims in the Dead Wolf Brook area, central Newfoundland. Critchley, H. Geofile Report 002D/10/0845.

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Keats, K., 2006: Second year assessment report on geochemical and trenching exploration for licence 9776M on claims in the Little Harbour, Gander Lake area, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0626.

Keats, K., 2006: Third year assessment report on geochemical and trenching exploration for licence 8656M on claims in the Glenwood Park area, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0625.

Keats, K., 2005: Second year assessment report on prospecting and geochemical exploration for licence 8661M on claims in the Hunts Cove area, Gander Lake, central Newfoundland. Spruce Ridge Resources Limited and Black Bart Prospecting Incorporated. Geofile Report 002D/15/0656.

Keats, K., 2005: Second year assessment report on prospecting and geochemical exploration for licence 8656M on claims in the Glenwood Park area, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0654.

Keats, K., 2005: FIRST YEAR ASSESSMENT REPORT on Licence 9776M Little Harbour Property NTS 2D/15. Geofile Report 002D/15/0607.

Keats, K., 2005: First year assessment report on prospecting and geochemical exploration for licence 9777M on claims in the Hunts Cove area, Gander Lake, Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0606.

Keats, K., 2005: First year assessment report on prospecting for licence 9778M on claims in the Hunts Pond area, near Gander Lake, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0578.

Keats, K., 2004: First year assessment report on Air Photo Interpretation for licence 9683M on claims in the Hunts Brook area, Gander Lake, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0644.

Kelloway, K., 2014: Third year assessment report on prospecting and geochemical exploration for licence 21570M on claims in the Bellman’s Pond area, central Newfoundland. Geofile Report 002E/02/1885.

Kelloway, K., 2013: First year assessment report on prospecting and geochemical exploration for licence 20266M on claims in the Bellman’s Pond area, central Newfoundland. Geofile Report 002E/02/1852.

Kohlsmith, R.L., 1989: Second year assessment report on geological, geochemical and geophysical exploration for licence 2991 on claim block 5872 in the Gander Lake area, Newfoundland. Falconbridge Limited. Geofile Report 002D/15/0207.

Kohlsmith, R.L., 1989: First year assessment report on geological and geochemical exploration for the Caribou Lake project for licence 3444 on claim blocks 5874-5875 in the Larson’s Falls and Southwest Gander River areas, Newfoundland. Falconbridge Limited. Geofile Report 002D/11/0201.

Kohlsmith, R., 1988: First year assessment report on geological and geochemical exploration for licence 2908 on claim blocks 4506-4507, licence 2909 on claim block 4327 and licence 2910 on claim blocks 4328-4329 in Caribou Lake and Dead Wolf Brook areas, Newfoundland. Kidd Creek Mines Limited. Geofile Report 002D/0194.

Kohlsmith, R., 1988: First year assessment report on geological and geochemical exploration for licence 2946 on claim block 4509 and licence 3006 on claim block 4744 in the Jonathans Pond and Second Pond areas, Newfoundland. Kidd Creek Mines Limited. Geofile Report 002E/0577.

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Kohlsmith, R.L., 1988: First year assessment report on geological and geochemical exploration for the Gander project for licence 2991 on claim block 5872 in the Joe Batts Pond area, Newfoundland. Kidd Creek Newfoundland Limited. Geofile Report 002D/15/0187.

Kohlsmith, R. L. and Gledhill, P. A., 1988: Second year assessment report on geological, geochemical, geophysical and diamond drilling exploration for licence 3327 on claims in the Caribou Lake, Southwest Gander River and Dead Wolf Brook areas, Newfoundland, 2 reports. Falconbridge Limited. Geofile Report 002D/0195.

Kohlsmith, R., 1987: First year assessment report on geological and geochemical exploration for the Caribou Lake project for licence 2861 on claim block 4325 and licence 2862 on claim Clock 4324 in the Southwest Gander River and Dead Wolf Brook areas, Newfoundland. Kidd Creek Newfoundland Limited. Geofile Report 002D/10/0173.

Kohlsmith, R., 1987: First year assessment report on geological, geochemical and geophysical exploration for licence 2810 on claim block 4677 in the Caribou Lake area, Newfoundland. Kidd Creek Newfoundland Limited. Geofile Report 002D/0172.

Labonte, J. A. and Piercey, S. J., 2012: Thirteenth year assessment report on prospecting, geochemical exploration and petrography for licence 6658M on claims in the Paul’s Pond area, central Newfoundland. Cornerstone Resources Incorporated. Geofile Report 002D/11/0771.

Lawrence, G. 2015: First year assessment report on prospecting and geochemical exploration for licence 21820M on claims in the Island Pond area, central Newfoundland. Geofile Report 002E/02/1881.

Lawrence, G. 2014: First year assessment report on prospecting and geochemical exploration for licence 20780M on claims in the Glenwood area, central Newfoundland. Geofile Report 002E/1875.

Lewis, G., 2004: First year assessment report on linecutting for licence 8276M on claims in the Appleton area, central Newfoundland. Black Bart Prospecting Incorporated. Geofile Report 002D/15/0524.

Lewis, G., Delaney, P, and Mullen, D, 2003: Second year assessment report on prospecting and geochemical and diamond drilling exploration for licence 8276M on claims in the Appleton area, central Newfoundland. Rubicon Minerals Corporation, Black Bart Prospecting Incorporated and VVC Exploration. Geofile Report 002D/15/0525.

Lush, T., 2001: Second year assessment report on prospecting and geochemical exploration for licence 6821M on claims in the Joe Batts Brook area, central Newfoundland. Geofile Report 002E/02/1158.

Lush, T., 2000: First year assessment report on prospecting and geochemical exploration for licence 6823m on claims in the Jonathans Brook area, central Newfoundland. Geofile Report 002E/02/1097.

MacKenzie, A. C. and Averill, S., 1985: First year assessment report on geological, geochemical and geophysical exploration for licence 2472 on claim blocks 3798-3800 in the Jonathans Pond area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/0532.

MacPherson, W. A., 1991: Second year supplementary and third year assessment report on geological, geochemical, geophysical and diamond drilling exploration for licence 3714 on claim block 6730 and licence 3825 on claim blocks 7089-7092 in the Gander River, Salmon Pond and Glenwood areas, central Newfoundland. 10090 Newfoundland Limited, Geofile Report NFLD/2182.

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MacVeigh, J. G., 2005: Report on Prospecting, Rock Sampling, Soil Sampling, Trenching, Linecutting and IP Survey on part of the Glenwood Break Property Licences: 6821M, (6th year), 8344M (3rd year), 8415M (3rd year), 8572M (3rd year), 8607M, 8613M, 8616M, 8617M & 9684M (2nd year), NTS 2E/02 & 2D/15, Newfoundland For Tom Lush (6821M), Peter M. Dimmell (8415M), Dion Wade 8344M), Allan E.T. Keats (8572M) And Rubicon Minerals Corporation (8607M, 8613M, 8616M, 8617M & 9684M). Geofile Report NFLD/2912.

MacVeigh, J. G., 2005: Assessment Report on Trenching, Geology, Rock Sampling and Soil Sampling on Part of the Lush Property Licence 9713M (1st Year) (NTS 2D/15, 2E/02), Newfoundland and Labrador. Lush, T. and Rubicon Minerals Corporation. Geofile Report NFLD/2904.

MacVeigh, J. G., 2004: Assessment Report on Soil Sampling on Part of the Glenwood Break Property (Joe Batts’s Linear Project Area) Licence 8607M (2nd Year) (NTS 2D/15, 2E/02), Newfoundland and Labrador For Rubicon Minerals Corporation. Geofile Report NFLD/2888.

MacVeigh, J. G., 2004: Second year assessment report on geochemical exploration for licence 8572M on claims in the Joe Batts Pond area, central Newfoundland. Keats, A. E. T. and Rubicon Minerals Corporation. Geofile Report 002D/15/0554.

MacVeigh, J. G., and Hoffe, C. K., 2004: Fourth year assessment report on prospecting and geochemical exploration for licence 7179M on claims in the Gander Lake area, central Newfoundland. Rubicon Minerals Corporation and Reid, C. M. Geofile Report 002D/15/0535.

MacVeigh, J. G., and Hoffe, C. K., 2004: Assessment Report on Prospecting and Sampling JBP (Joe Batts’s Pond) Property Licence 8344M (2nd Year) and 8415M (2nd Year) (NTS 2D/15), Newfoundland and Labrador For Dion Wade (8344M) Peter M. Dimmell (8415M) (Licence Holders) And Rubicon Minerals Corporation. Geofile Report 002D/15/0533.

MacVeigh, J. G., and Dimmell, P. M., 2003: First year assessment report on prospecting and geochemical exploration for licences 8383M and 8828M on claims in the Southwest Gander River-Middle Ridge area, central Newfoundland. KriASK Syndicate, Keats, A. E. T., Keats, S. and Krinor Resources Incorporated. Geofile Report 002D/0468.

MacVeigh, J. G., 2003: Assessment Report on Prospecting, Rock and Soil Sampling JBP (Joe Batts’s Pond) Property Licence 8344M (1st Year) and 8415M (1st Year) (NTS 2D/15), Newfoundland and Labrador For Dion Wade (8344M) Peter M. Dimmell (8415M) (Licence Holders) And Rubicon Minerals Corporation. Geofile Report 002D/15/0480.

MacVeigh, J. G., 2003: First and second year assessment report on geological, geochemical and trenching exploration for licences 7906M, 8310M-8311M, 8319M and 8443M on claims in the Outflow area, Gander Lake, central Newfoundland. Quinlan, E., Rubicon Minerals Corporation, Quest Incorporated, Quinlan, L and Quinlan, R. Geofile Report 002D/15/0473.

MacVeigh, J. G., 2003: Third year assessment report on prospecting and geochemical exploration for licence 7179M on claims in the Gander Lake area, central Newfoundland. Rubicon Minerals Corporation, Black Bart Prospecting Incorporated and Reid, C. M. Geofile Report 002D/15/0453.

MacVeigh, J. G., 2003: First year assessment report on prospecting and geochemical exploration for licences 8414M, 8473M and 8687M on claims in the Jonathans Pond area, northeastern Newfoundland. Rubicon Minerals Corporation, Dimmell, P. M., Wade, D. and Keats, K. D. Geofile Report 002E/02/1275.

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McLean, C., 2017: First year assessment report on prospecting and geochemical exploration for licence 23842M on claims in the Southwest Gander River area, central Newfoundland. Geofile Report 002D/0948.

McLean, C., 2015: First year assessment report on prospecting and geochemical exploration for licence 22219M on claims in the Middle Ridge area, central Newfoundland. Geofile Report 002D/0919.

Mercer, B.J., 1988: First and second year assessment report on geological, geochemical and geophysical exploration for licences 2751, 2753, 2774-2777, and 3270 and 3272 on property in the Great Bend area, Newfoundland. Atlantic Goldfields Incorporated and Jascan Resources Incorporated. Geofile Report 002D/11/0169.

Mercer, B.J., 1988: Second year assessment report on geochemical and diamond drilling exploration for the Great Bend project for licences 2738 and 2753 on property on the Lizard Pond and Chiouk Brook in the Great Bend area, Newfoundland. Atlantic Goldfields Incorporated and Jascan Resources Incorporated. Geofile Report 002D/11/0170.

Mesher, I., 2003: First year assessment report on prospecting and geochemical exploration for licence 8610M on claims in the Lizard Pond area, near Northwest Gander River, central Newfoundland. Geofile Report 002D/11/0490.

Mitton, B., 2008: Assessment Report on Diamond Drilling for the Appleton Linear Property Licence: 7984M (Year 10) NTS 2D/15 and 2E/02 Newfoundland, Paragon Minerals Corporation. Geofile Report NFLD_3032.

Mitton, B., and Jansen, J., 2007: 7th Year Assessment Report on Diamond Drilling for the JBP Linear Property Licence: 15704M, 15705M, 15698M, 15699M, 15700M, 15701M, 15702M and 15703M NTS 2D/15 and 2E/02 Newfoundland Prepared by Paragon Minerals Corporation. Geofile Report NFLD_3037.

Mitton, B., and Jansen, J., 2007: 7th Year Assessment Report on Diamond Drilling for the JBP Linear Property Licence: 15704M, 15705M, 15698M, 15699M, 15700M, 15701M, 15702M and 15703M NTS 2D/15 and 2E/02 Newfoundland Prepared by Paragon Minerals Corporation. Geofile Report NFLD/3037.

Moore, P., 2003: Report of Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break - International Lima Joint Venture Property Licences: 8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8609M (1st Year) 7180M, 7181M (4th Year) 7912M (4th Year), 8608M (1st Year) & 8477M (2nd Year), NTS 2E/02, 2E/03, 2D/14 & 2D/15, Newfoundland. Geofile Report NFLD_2847.

Moore, P., 2003: Report of Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break- International Lima Joint Venture Property Licences: 8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8609M (1st Year) 7180M, 7181M (4th Year) 7912M (4th Year), 8608M (1st Year) & 8477M (2nd Year), NTS 2E/02, 2E/03, 2D/14 & 2D/15, Newfoundland For Cyril M. Reid (7180M, 7181M & 7912M), Eddie Quinlan (8477M) And Rubicon Minerals Corporation (8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8608M & 8609M). Geofile Report NFLD_2848.

Mullen, D. V., 2007: Eighth year assessment report on geochemical exploration and relogging of diamond drill core for licence 7984M on claims in the Appleton area, central Newfoundland. Paragon Minerals Corporation, Krinor Resources Incorporated and KriASK Syndicate. Geofile Report NFLD/2991.

Mullen, D. V., 2004: Third Year Supplementary Assessment Report on Diamond Drilling “H Pond Brook” and “East Pocket Pond” Prospects JBP Linear Property Project Nos. NF-413 and NF- 419 Licences 8572M & 8607M NTS: 2D/15 and 2E/02 Gander and Gander River Areas Newfoundland and Labrador Part 1 of 2. Rubicon Minerals Corp. Geofile Report NFLD_2909.

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Mullen, D. V., 2004: 4th Year Assessment Report on Diamond Drilling “Knob”, “Letha” and “Grouse” Prospects Golden Bullet Project (RMX Project No. NF-424) Licence 10100M NTS: 2D/15, Gander Area Newfoundland and Labrador. Rubicon Minerals Corp. Geofile Report 002D_0743.

Mullen, D. V., 2004: Third Year Assessment Report on Diamond Drilling “H Pond” and “Pocket Pond” Prospects JBP Linear Property Project Nos. NF-413 and NF-419 Licences 8572M & 8607M NTS: 2D/15 and 2E/02 Gander and Gander River Areas Newfoundland and Labrador. Rubicon Minerals Corp. Geofile Report NFLD_2897.

Newman, R., 2014: Assessment report on geophysical and diamond drilling exploration for 2013 submission for Mining Leases 146 [4813] and 199 [10221M] in the Beaver Brook area, central Newfoundland. Beaver Brook Antimony Mine Incorporated. Geofile Report 002D/11/0892.

Newman, R., 2005: Sixth year assessment report on soil sampling for licence 7181M on claims in the Third Pond, Gander River area, central Newfoundland. Crosshair Exploration and Mining Corporation, Reid, C. and Rubicon Minerals Corporation. Geofile Report 002E/02/1453.

Newport, A., 2007: Report of Prospecting, Rock Sampling, Soil Sampling, Trenching and Diamond Drilling on part of the JBP Linear Property Licences: 6821M, 6823M, 7182M, 10967M, 10968M, 12071M NTS 2D/15 and 2E/02 Newfoundland For Cyril Reid Tom Lush And Paragon Minerals Corporation. Geofile Report NFLD_2996.

Newport, A. M. and McNeill, P., 2006: Fourth and seventh year assessment reports on geological and geochemical exploration for licences 6821M and 10965M-10966M on claims in the H Pond and Joe Batts Pond area, central Newfoundland, 2 reports. Rubicon Minerals Corporation and Lush, T. Geofile Report NFLD/2930.

Newport, A., 2006: Fourth, sixth and seventh year assessment report on geological and geochemical exploration for licences 6823M, 7182M and 10967M-10968M on claims in the Jonathans First Pond area, central Newfoundland. Rubicon Minerals Corporation, Lush, T. and Reid, C. Geofile Report 002E/1450.

Newport, A.M., 2006: Fifth year assessment report on prospecting and geochemical exploration for licence 10100M on claims in The Outflow area, Gander Lake, central Newfoundland. Rubicon Minerals Corporation. Geofile Report 002D/15/0666.

Newport, A.M., 2006: Sixth year assessment report on prospecting and geochemical exploration for licence 7179M on claims in the Gander Lake area, central Newfoundland. Reid, C and Rubicon Minerals Corporation. Geofile Report 002D/15/0660.

Newport, A.M., 2005: Sixth year assessment report on prospecting and geochemical exploration for licence 6823M on claims in the Jonathans Brook area, central Newfoundland. Lush, T. and Rubicon Minerals Corporation. Geofile Report 002E/02/1456.

Noel, N., 2012: First year assessment report on prospecting for licences 17377M and 17783M on claims in the Paul’s Pond area, central Newfoundland. Noel, E. M. Geofile Report 002D/11/0774.

Noel, N., 2012: First year assessment report on prospecting for licence 18085M on claims in the Great Gull River area, central Newfoundland. Noel, E. M. Geofile Report 002D/0769.

Noel, N., 2012: First year assessment report on prospecting for licences 18107M and 18208M on claims in the Big Pond area, central Newfoundland. Noel, E. M. Geofile Report 002E/02/1704.

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Noel, N., 2012: First year assessment report on prospecting on licences 18062M, 18063M and 18064M on claims in the Burnt Lake area, central Newfoundland. Noel, E. M. Geofile Report 002E/02/1703.

Noel, N., 2011: Second year assessment report on prospecting and geochemical exploration for licences 16273M-16274M and 16276M on claims in the Paul’s Pond area, central Newfoundland. Noel, M. Geofile Report 002D/0811.

Noel, N., 2011: Third year assessment report on prospecting and trenching exploration for licences 16273M-16274M and 16276M on claims in the Paul’s Pond area, central Newfoundland. Noel, M. Geofile Report 002D/0785.

Noel, N., 2010: First year assessment report on prospecting for licences 16273M-16274M, 16276M, 17377M and 17783M on claims in the Paul’s Pond area, central Newfoundland. Noel, M. Geofile Report 002D/0827.

Noel, N., 2009: First year assessment report on prospecting for licence 15513M on claims in the Great Gull River area, central Newfoundland. Noel, M. Geofile Report 002D/0754.

Noel, N., 2009: Second year assessment report on prospecting for licence 13907M on claims in the Breccia Pond area, central Newfoundland. Noel, M. Geofile Report 002D/0748.

Noel, N., 2008: First and fourth year assessment report on prospecting for licences 9917M, 13057M-13059M and 14803M on claims in the Northwest Gander River area, central Newfoundland. Noel, M. and Noel, N. Geofile Report 002D/0731.

Noel, N., 2008: First year assessment report on prospecting for licence 14848M on claims in the Greenwood Pond area, central Newfoundland. Noel, E. M. Geofile Report 002D/11/0722.

Noel, N., 2008: First year assessment report on prospecting for licence 14849M on claims in the Greenwood Pond area, central Newfoundland. Noel, E. M. Geofile Report 002D/11/0721.

Noel, N., 2008: Second year assessment report on prospecting and geochemical exploration for licence 13059M on claims in the Swan Lake area, central Newfoundland. Noel, E. M. Geofile Report 002D/11/0711.

Noel, N., 2008: First year assessment report on prospecting for licence 13907M on claims in the Breccia Pond area, central Newfoundland. Noel, E. M. Geofile Report 002D/11/0699.

Oswald, W., 2017 Structural Study of the JBP Property, Gander Belt, Newfoundland, Canada. Goldspot Discoveries Inc.

O’Reilly, D., Hill, K, Churchill, R. and Winter, L., 2012: First year assessment report on prospecting and geochemical exploration for licence 18083M on claims in the Middle Ridge area, central Newfoundland. Altius Resources Incorporated. Geofile Report 002D/0809.

O’Reilly, D., O’Driscoll, J., Devereaux, A., and Churchill, R., 2010, First, second, and third year assessment report regarding prospecting, mapping, trenching & ground geophysics, mineral licenses 013256M, 013259M, 015198M, 015925M & 015926M, Mustang trend project, Botwood basin, Central Newfoundland, NTS sheets 2D/11, 14 & 15. Altius Resources Inc. report, 82 p.

O’Reilly, D., O’Driscoll, J., Winter, L. and Churchill, R. A., 2008: First year assessment report on geochemical exploration for licences 13256M-13259M on claims in the Glenwood and Northwest Gander River areas, central Newfoundland. Altius Resources Incorporated. Geofile Report 002D/0718.

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O’Reilly, D. and Churchill, R. A., 2004: Third Year Assessment Report on Linecutting & Soil Sampling for Map Staked Licenses 8252M (Glenwood Fault), 10408M (Clark’s Brook North) & 10409M (Clark’s Brook South), Mustang Trend Project; Botwood Basin, Central Newfoundland, NTS Sheets 02D11, 02D14, & 02D15. Altius Resources Incorporated. Geofile Report NFLD/2894.

Pilgrim, L., 2006: First year assessment report on prospecting and geochemical exploration for licences 11112M-11116M and 11133M on claims in the First Pond, Gander River area, central Newfoundland. Richmont Mines Incorporated, Fancey, D. and LeDrew, D. Geofile Report 002E/02/1516.

Pilgrim, L., 2006: Second year assessment report on diamond drilling exploration for licence 12415M on claims in the First Pond, Gander River area, central Newfoundland. Richmont Mines Incorporated, Fancey, D. and LeDrew, D. Geofile Report 002E/1509.

Pilgrim, L., 2006: First year supplementary assessment report on compilation and exploration history for licence 12416M on claims in the Gander River area, central Newfoundland. Richmont Mines Incorporated, Fancey, D. and LeDrew, D. Geofile Report 002E/02/1507.

Pilgrim, L., 2006: First year assessment report on prospecting and geochemical exploration for licence 10384M on claims in the First Pond, Gander River area, central Newfoundland. Richmont Mines Incorporated, Fancey, D. and LeDrew, D. Geofile Report 002E/1471.

Pinsent, N., 2006: Fourth year assessment report on prospecting, compilation and geochemical exploration for licence 8592M on claims in the Big Pond area, near the Gander River, central Newfoundland. Geofile Report 002E/02/1511.

Pollett, F. and Saunders, J. K., 2004: First year assessment report on prospecting and geochemical exploration for licence 9033M on claims in the Hunts Ponds area, central Newfoundland. Geofile Report 002D/15/0530.

Pollett, F. and Saunders, J. K., 2004: First year assessment report on prospecting and geochemical exploration for licence 9032M on claims in the Hunts Ponds area, northeastern Newfoundland. Geofile Report 002D/15/0537.

Pollett, F., 2000: First year assessment report on prospecting and geochemical exploration for licence 6753m on claims in the Mikes Pond area, near Appleton, Newfoundland. Baldwin, S. Geofile Report NFLD/2723.

Pryslak, A. P. and Sears, S. M., 2002: First year assessment report on prospecting and geochemical exploration for licences 8591M-8592M on claims in the Big Pond area, near the Gander River, central Newfoundland. Columbia Metals Corporation Limited and Pinsent, N. Geofile Report 002E/02/1287.

Quinlan, E., 2014: Seventh year assessment report on prospecting and geochemical exploration for licence 12652M on claims in the Gander River area, central Newfoundland. Quinlan Prospecting. Geofile Report NFLD/3317.

Quinlan, E., 2011: First year assessment report on compilation, prospecting and geochemical exploration for licence 17432M on claims in the Gander Lake area, central Newfoundland. Geofile Report 002D/15/0836.

Quinlan, E., 2009: Third year assessment report on prospecting and geochemical exploration for licence 11957M on claims in the Millers Brook area, central Newfoundland. Geofile Report 002E/02/1634.

Quinlan, E., 2009: First year assessment report on compilation, prospecting and geochemical exploration for licences 15472M-15474M on claims in the Glenwood area, central Newfoundland. Quinlan, E. and Budden, A. Geofile Report 002D/15/0734.

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Quinlan, E., 2007: First year assessment report on prospecting and geochemical exploration for licences 11957M and 12652M on claims in the Gander River area, central Newfoundland. Quinlan Prospecting. Geofile Report NFLD/2985.

Quinlan, E., 2005: First year assessment report on prospecting and geochemical exploration for licences 10179M and 10194M on claims in the Island Pond Brook area, central Newfoundland. Geofile Report 002E/02/1442.

Quinlan, E. and Quinlan, L., 2000: First year assessment report on geological and geochemical exploration for licence 6913M on claims in the Millers Brook area, near Gander River, northeast-central Newfoundland. Quinlan, E. Geofile Report 002E/02/1379.

Quinlan, R., 2015: Fourth year assessment report on prospecting and geochemical exploration for licence 22919M on claims in the Gander River area, central Newfoundland. Geofile Report 002E/02/1906.

Quinlan, L., 2012: First year assessment report on prospecting and geochemical exploration for licence 19428M on claims in the Dans Pond area, central Newfoundland. Geofile Report 002E/02/1848.

Quinlan, L. and Hoffe, R., 2000: First year assessment report on prospecting for licence 6752M on claims in the Gander River area, northeast central Newfoundland. Hoffe, R. and Hoffe, M. Geofile Report 002E/02/1214.

Quinlan, R., 2012: First year assessment report on prospecting and geochemical exploration for licences 18720M-18723M and 18895M on claims in the Gander River - Gander Lake area, central Newfoundland. Soldi Ventures Incorporated and Quinlan, R. Geofile Report NFLD/3289.

Quinlan, R., 2012: Sixth year assessment report on prospecting and geochemical exploration for licence 12652M on claims in the Gander River area, central Newfoundland. Quinlan Prospecting. Geofile Report NFLD/3283.

Quinlan, R., 2012: Fifth year assessment report on prospecting and geochemical exploration for licence 12652M on claims in the Gander River area, central Newfoundland. Quinlan Prospecting. Geofile Report NFLD/3280.

Quinlan, R. and Fraser, D., 2012: Twelfth year assessment report on prospecting and geochemical, geophysical and diamond drilling exploration for licence 10100M on claims in the Appleton area, central Newfoundland. Soldi Ventures Incorporated and Quinlan, R. Geofile Report 002D/15/0852.

Quinlan, R. and Quinlan, M., 2011: Sixth year assessment report on prospecting for licence 16701M on claims in the Gander River area, central Newfoundland. Quinlan, M. Geofile Report 002E/02/1774.

Quinlan, R. and Quinlan, M., 2010: Fourth year assessment report on prospecting and geochemical exploration for licence 12965M on claims in the Gander River area, central Newfoundland. Quinlan, M. Geofile Report 002E/02/1684.

Quinlan, R. and Quinlan, M., 2009: Fourth year assessment report on prospecting and geochemical exploration for licence 12965M on claims in the Gander River area, central Newfoundland. Quinlan, M. Geofile Report 002E/02/1590.

Quinlan, R., 2008: Second year assessment report on prospecting and geochemical exploration for licence 11974M on claims in the Gander River area, central Newfoundland. Geofile Report 002E/02/1659.

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Quinlan, R. and Quinlan, M., 2008: Third year assessment report on prospecting and geochemical exploration for licence 12965M on claims in the Gander River area, central Newfoundland. Geofile Report 002E/02/1623.

Quinlan, R. and Quinlan, M., 2007: Second year assessment report on prospecting and geochemical exploration for licence 12965M on claims in the Gander River area, central Newfoundland. Quinlan, R. and Quinlan, M. Geofile Report 002E/02/1543.

Quinlan, R., 2007: First year assessment report on prospecting and geochemical exploration for licence 11974M on claims in the Third Pond, Gander River area, central Newfoundland. Geofile Report 002E/02/1542.

Quinlan, R. and Quinlan, M., 2006: First year assessment report on prospecting and geochemical exploration for licences 10459M and 10494M on claims in the Gander River area, central Newfoundland. Geofile Report 002E/02/1468.

Quinlan, R., 2005: First year assessment report on prospecting for licence 10189M on claims in the Caribou Lake area, central Newfoundland. Geofile Report 002D/10/0612.

Quinlan, R., 2002: First year assessment report on prospecting and geochemical exploration for licence 7906M on claims in the Glenwood area, central Newfoundland. Geofile Report 002D/15/0413.

Quinlan, R., 2000: First year assessment report on prospecting and geochemical exploration for licence 6660M on claims in the Rocky Pond area, near Gander Bay, Newfoundland. Osmond, A. Geofile Report 002E/02/1213.

Quinlan, L., 2014: First year assessment report on prospecting and geochemical exploration for licence 20334M on claims in the Clarkes Brook area, central Newfoundland. Geofile Report 002D/14/0792.

Quinlan, L. and Quinlan, R., 2000: First year assessment report on geological and geochemical exploration for licences 6721m-6722m on claims in the Joe Batts Pond area, northeast-central Newfoundland. Quinlan, L and Quest Incorporated. Geofile Report 002D/15/0414.

Quinlan, R., 1998: First year assessment report on geological and geochemical exploration for licence 5755m on claims in the Rocky Pond area, Newfoundland. Geofile Report 002E/02/1045.

Reid, C., 2003: First Years Assessment Report of Geochemical Rock/Soil Testing and Grass Root Prospecting on Licence # 8894M The Great Gull Brook Property NTS 2D/11 Central Newfoundland. Geofile Report 002D/11/0504.

Reid, C., 2003: First year assessment report on prospecting and geochemical exploration for licence 8472M on claims in the Eastern Pond area, central Newfoundland. Geofile Report 002D/11/0470.

Reid, C., 2001: Second year assessment report on prospecting for licence 7181M on claims in the Third Pond, Gander River area, central Newfoundland. Geofile Report 002E/02/1166.

Reid, C., 2001: First year assessment report on prospecting and geochemical exploration for licence 7181M on claims in the Third Pond, Gander River area, central Newfoundland. Geofile Report 002E/02/1217.

Reid, C., 2001: First year assessment report on prospecting and geochemical exploration for licence 7179M on claims near Glenwood Provincial Park, Gander Lake, central Newfoundland. Geofile Report 002D/15/0436.

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Reid, C., 2001: Second year assessment report on prospecting for licence 7179M on claims in the Glenwood Provincial Park area, central Newfoundland. Geofile Report 002D/15/0409.

Reid, W. and Myllyaho, J., 2012: First year assessment report on prospecting and geochemical and trenching exploration for licences 19103M, 19120M, 19318M and 19493M on claims in the Gander Lake area, central Newfoundland. Metals Creek Resources Limited. Geofile Report 002D/0779.

Regular, M., 2005: Sixteenth year assessment report on diamond drilling exploration for licence 10221M on claims in the Beaver Brook area, central Newfoundland. Beaver Brook Antimony Mine Incorporated. Geofile Report 002D/11/0576.

Regular, M., 2004: First year assessment report on prospecting and geochemical exploration for licence 8660M on claims in the Joe Batts Pond area, near Appleton, central Newfoundland. Black Bart Prospecting Incorporated and Spruce Ridge Resources Limited. Geofile Report NFLD/2882.

Regular, M., 2004: First year assessment report on prospecting and geochemical exploration for licence 8661M on claims in the Hunts Cove area, Gander Lake, central Newfoundland. Spruce Ridge Resources Limited and Black Bart Prospecting Incorporated. Geofile Report 002D/15/0547.

Regular, M., 2004: Second year assessment report on compilation and exploration history for licence 8908M on claims in the Hall Pond area, central Newfoundland. VVC Exploration Corporation. Geofile Report 002D/11/0570.

Regular, M., 2004: Second year assessment report on compilation for licence 8943M on claims in the Gander Lake area, central Newfoundland. VVC Exploration Corporation. Geofile Report 002D/0569.

Regular, M., 2004: Second year assessment report on compilation for licence 8916M on claims in the Great Gull River area, central Newfoundland. VVC Exploration Corporation. Geofile Report 002D/11/0567.

Regular, M., 2004: First year assessment report on prospecting and geochemical exploration for licence 8916M on claims in the Great Gull River area, central Newfoundland. VVC Exploration Corporation. Geofile Report 002D/11/0516.

Regular, M., 2003: First year assessment report on prospecting and geochemical exploration for licence 8656M on claims in the Glenwood Park area, central Newfoundland. Spruce Ridge Resources Limited. Geofile Report 002D/15/0501.

Regular, M., 2003: First year assessment report on prospecting and geochemical exploration for licence 8622M on claims in the Glenwood Park area, central Newfoundland. Reid, P. E. Geofile Report 002D/15/0500.

Regular, M., 2003: First year assessment report on prospecting and geochemical exploration for licence 8629M on claims in the Glenwood Park area, central Newfoundland. Reid, P. Geofile Report 002D/15/0499.

Sceviour, J., 2012: Second, third and fifth year assessment report on prospecting and geochemical exploration for licences 12993M, 15751M and 17551M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0817.

Sceviour, J., 2011: Fourth year assessment report on prospecting and geochemical exploration for licence 12993M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0829.

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Sceviour, J., 2008: Second year assessment report on prospecting and geochemical exploration for licence 12993M on claims in the Paul’s Pond area, central Newfoundland. Geofile Report 002D/11/0694.

Sceviour, J., 2007: First year assessment report on prospecting and geochemical exploration for licence 11480M on claims in the Dead Wolf Brook area, central Newfoundland. Geofile Report 002D/10/0672.

Sexton, A., 2003: First year assessment report on geological and geochemical exploration for licence 8685M on claims in the First Pond, Gander River area, east-central Newfoundland. Stares, A and Western Keltic Minerals Incorporated. Geofile Report 002E/1281.

Sharp, B. 2017. Interim Geophysical Interpretation of the Appleton and Joe Batts Pond Linear areas Newfoundland, Canada. Sharp Geophysical.

Sheppard, D., 1994: Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within Licence No. 4344 The “Knob” Prospect N.T.S. 20/15 Held by Noranda Exploration Co. Ltd. Operated by Gander River Minerals Inc. Geofile Report 002D/15/0296.

Sheppard, D., 1994: Seventh Year Assessment Report Summary of Trenching and Drilling Activities Conducted Within Licence No. 4344 The “Knob” Prospect N.T.S. 2D/l5 Held by Noranda Exploration Co. Ltd. Operated by Gander River Minerals Inc. Geofile Report 002D/15/0284.

Sheppard, D. and Burton, G. B., 1994: Eighth year supplementary assessment report on geophysical exploration for licence 4344 on claim block in the Gander River area, Newfoundland, 2 reports. Noranda Exploration Company Limited, Bristol Exploration Limited, Hemlo Gold Mines Incorporated and Gander River Minerals Incorporated. Geofile Report 002D/15/0298.

Sheppard, D., 1993: Sixth year assessment report on geochemical and trenching exploration for licence 4100 on claim block 5908 in the Gander River area, northeastern Newfoundland. Gander River Minerals Incorporated. Geofile Report 002E/02/0868.

Sheppard, D., 1993: Second year assessment report on geochemical, geophysical and diamond drilling exploration for licence 4063 on claim blocks 7311-7312 and 7422 in the Third Pond and Gander River areas, northeastern Newfoundland. Gander River Minerals Incorporated. Geofile Report 002E/02/0858.

Sheppard, R. D. and Gallon, A. C., 1992: Fourth year assessment report on geological, geochemical, geophysical and trenching exploration for licence 4100 on claim blocks 5042, 5908-5909 and 15711-15712 in the Walt Harris Pond and Bellman’s Brook areas, northeastern Newfoundland, 2 reports. Gander River Minerals Incorporated. Geofile Report 002E/02/0828.

Sheppard, R. D. and Gallon, A. C., 1992: First year assessment report on prospecting and geochemical exploration for licence 4063 on claim blocks 7311-7312 and 7422 in the Third Pond area on the Gander River, northeastern Newfoundland, 2 reports. Gander River Minerals Incorporated. Geofile Report 002E/02/0826.

Sheppard, D. and Strickland, R., 1990: Third year assessment report on geological and geochemical exploration for licence 4100 on claim blocks 5908-5909 in the Bellman’s Brook, Gander River and Little Rocky Pond areas, northeastern Newfoundland, 2 reports. Gander River Minerals Incorporated. Geofile Report 002E/02/0801.

Sheppard, D., Strickland, R. and Burton, G., 1990: First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 3582 on claim blocks 5170-5172 in the Weirs Brook, Island Pond Brook and Gander River areas, Newfoundland. Gander River Minerals Incorporated. Geofile Report 002E/0708.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 291

Sheppard, D., Strickland, R., Burton, G. B. and Milner, M. W., 1990: Second and third year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 3080 on claim blocks 5039-5041, licence 3421 on claim block 5048 and licence 3422 on claim block 5044 in the Gander River, Cripple Creek and First Pond areas, northeastern Newfoundland, 3 reports. Gander River Minerals Incorporated. Geofile Report 002E/02/0746.

Simpson, A., 1990: Third and sixth year assessment report on geological, trenching and diamond drilling exploration for licence 2472 on claim blocks 3460-3463 and licence 2967 on claim blocks 3468-3469 in the Jonathans First Pond, Jonathans Second Pond and Jonathans Pond River areas, northeastern Newfoundland. Noranda Exploration Company Limited and Major General Resources. Geofile Report 002E/02/0705.

Simpson, A., 1989: Second and fifth year assessment report on geological, geochemical and geophysical exploration for licence 2472 on claim blocks 3460-3461 and 3463 and licence 2967 on claim blocks 3468 and 3439 in the Jonathans First Pond and Jonathans Second Pond areas, northeastern Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/02/0636.

Smith, R. L., Dalton, B. F., Butler, R. W., Jr. and Churchill, R. A., 2003: First, second and fifth year assessment report on geological, geochemical and trenching exploration for licences 6101M, 7677M, 8252M-8255M, 8280M-8281M, 8531M AND 8937M on claims in the Burnt Lake to Swiss Lake area, central Newfoundland, 2 reports. Altius Resources Incorporated and Barrick Gold Corporation. Geofile Report NFLD/2813.

Smith, P. A. and Moore, P. J., 2003: First, second, third and fourth year assessment report on prospecting and geochemical and geophysical exploration for licences 7180M-7181M, 7912M, 8477M, 8600M-8606M and 8608M-8609M on claims in the Gander River area, central Newfoundland, 2 reports. Rubicon Minerals Corporation, Reid, C. M., Quinlan, E. and International Lima Resources. Geofile Report NFLD/2848.

Snow, P., 1988: First and fourth year assessment report on geological, geochemical, trenching and diamond drilling exploration for license 2472 on claim blocks 3460-3461 and 3463 and license 2965 on claim blocks 3438 and 3471 in the Jonathans Pond area, northeastern Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/02/0582.

Sparkes, B. A., 2003: Second and third year assessment report on prospecting and geochemical exploration for licences 7180M-7182M and 7912M on claims in the Third Pond, Gander River area, central Newfoundland. Rubicon Minerals Corporation and Reid, C. Geofile Report 002E/02/1606.

Sparkes, B. A., 2003: First year assessment report on prospecting and geochemical exploration for licence 8469M on claims in the Knob Hill area, northeast of Glenwood, central Newfoundland. Stares, R. T. Geofile Report 002E/02/1284.

Sparkes, K., 1991: Third year assessment report on geological and geochemical exploration for the Noront/Beaver Brook Project for licence 4012 on claim blocks 6353-6358, 6378, 15809, 15812, 15848 and 15850 in the Northwest Gander River area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/11/0258.

Squires, G. C., 1991: Third year assessment report on prospecting and geochemical exploration for the Grubline North [Appleton] Project for licence 4011 on claim blocks 5775-5776 in the Gander River area, Newfoundland. Noranda Exploration Company Limited. Geofile Report NFLD/2187.

Stares, A., 2006: First year assessment report on prospecting and geochemical exploration for licences 11240M and 11330M-11331M on claims in the Lizard Pond area, central Newfoundland. Geofile Report 002D/11/0675.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 292

Stephenson, L., 1985: First year assessment report on geological, geochemical and geophysical exploration for licence 2470 on claim block 2396 in the Gander River area, Newfoundland. Duval International Corporation. Geofile Report 002E/02/0521.

Stockley, S., 2014: Second year assessment report on prospecting and geochemical exploration for licence 20726M on claims in the Glenwood area, central Newfoundland. Geofile Report 002D/15/0889.

Strickland, R. E., Sheppard, R. D. and Gallon, A. C.,1991: Fourth year assessment report on geological and diamond drilling exploration for licence 4098 on claim blocks 5037, 5173, 6279, 7049, 7255, 7432-7433 and 15595 in the Muddy Gullies Brook, First Pond and Gander River areas, northeastern Newfoundland, 2 reports. Gander River Minerals Incorporated. Geofile Report 002E/0813.

Strickland, R., Sheppard, D. and Saunders, J., 1991: First year assessment report on geological, geochemical and geophysical exploration for licence 3884 on claim blocks 7256-7262 in the Island Pond Brook, Gander River and Gander Bay Road areas, northeastern Newfoundland. Gander River Minerals Incorporated. Geofile Report 002E/02/0792.

Strickland, R. and Sheppard, D., 1990: Second year assessment report on geological, geochemical and geophysical exploration for licence 3366 on claim blocks 5045, 5908 and 5911 and licence 3383 on claim blocks 5042-5043 and 5909 in the Gander River, Bellman’s Brook and Little Rocky Pond areas, northeastern Newfoundland. Gander River Minerals Incorporated. Geofile Report 002E/02/0727.

Strickland, R. and Sheppard, D., 1989: First year assessment report on geological and geochemical exploration for licence 3366 on claim blocks 5045, 5908 and 5910, licence 3383 on claim blocks 5042-5043, 5909 and 5911, licence 3421 on claim block 5048 and licence 3422 on claim block 5044 in the Gander River, First Pond, Second Pond and Third Pond areas, northeastern Newfoundland. N R M Minerals Incorporated and Newfoundland Resources and Mining Company Limited. Geofile Report 002E/02/0707.

Tallman, P. and Bourgoin, B., 1992: Fourth year assessment report on diamond drilling for the Beaver Brook Project for licence 4012 on claim blocks 7809-7813 in the Northwest Gander River area, central Newfoundland. Noront Resources Limited. Geofile Report 002D/11/0272.

Tallman, P., 1990: First year assessment report on geological, geochemical, geophysical and trenching exploration for the Noront-Grub Line S project for licence 3544 on claim block 15841 and licence 3856 on claim blocks 12939, 15834, 15844-15845, 16953, 16962 and 16964-16966 in the Salmon River area, Newfoundland. Noranda Exploration Company Limited. Geofile Report NFLD/1968.

Tallman, P., 1990: Second year assessment report on diamond drilling exploration for licence 4012 on claim blocks 6353-6358, 6378, 15809, 15812, 15848 and 15850 in the Northwest Gander River area, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report 002D/11/0240.

Tallman, P., 1990: Second Year Assessment Report on Noront-Greenwood (4717), Licence 3852 NTS 2D/11, unpublished report for Noranda Exploration, April 11, 1989- April 11, 1990, Geofile Report 002D/11/0227.

Tallman, P., 1990: Second year assessment report on geological and diamond drilling exploration for the Noranda/Noront Grub Line North project for licence 3989 on claim blocks 6077, 6080-6081, 7184 and 7187-7188 in the Duder Lake area, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report 002E/0744.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 293

Tallman, P., 1990: Second year assessment report on geological and geochemical exploration for licence 3990 on claim block 7183 in the Big Pond area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002E/02/0742.

Tallman, P., 1989: First year supplementary assessment report on geological and geochemical exploration for licence 3411 on claim blocks 5773-5776 in the Glenwood and Gander River areas, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report NFLD/1899.

Tallman, P., 1989: First Year Assessment Report on Licences 3361, 3468, 3536, 3480, 3418, 3547, 3539, 3549, 3537, 3538, 3550, NTS 2D/11, unpublished report for Noranda Exploration, 14 pages, Geofile Report 002D/11/0221.

Tallman, P. and Gower, D., 1989: Second and third year assessment report on geochemical, geophysical, trenching and diamond drilling exploration for the Glenwood/White Bay project for licence 2821 on claim block 4655 and licence 3259 on claim block 3775 in the Gander River Outflow and Gander Lake areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0218.

Tallman, P., 1989: First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Grub Line project for licence 3419 on claim blocks 3787, 3454 and 5187 and licence 3420 on claim blocks 6050-6053 in the Big Pond, South Pond and Long Pond areas, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report 002E/02/0679.

Tallman, P., 1989: First and first year supplementary assessment report on geological, geochemical, geophysical and trenching exploration for the Grubline and Hunan projects for licence 3536 on claim blocks 6353-6358 and 6378 and licence 3811 on claim blocks 15809 and 15812 in the Beaver Brook, Cooper Brook, Webber Brook and Northwest Gander River areas, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report 002D/11/0224.

Tallman, P., 1989: Third year assessment report on diamond drilling exploration for licence 3598 on claim blocks 4515-4517, 4520, 4553-4554, 5162-5163 and 15549 in the Gander River Outflow area, Newfoundland. Noranda Exploration Company Limited and Noront Resources Limited. Geofile Report 002D/15/0214.

Tallman, P., 1989: First Year Assessment Report on Licence 3418, Noront- Paul’s Pond (4716), NTS 2D/11, unpublished report for Noranda Exploration, July 8, 1988-July 7, 1989, Geofile Report 002D/11/0204.

Tallman, P. and Gower, D., 1988: First year assessment report on geological and geochemical exploration for licence 3255 on claim blocks 5569-5572 and licence 3283 on claim block 5185 in the Southwest Gander River area, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/0211.

Tallman, P., 1988: First year assessment report on geological, geochemical and geophysical exploration for the Gander Outflow project for licence 3111 on claim block 5153 in the Gander Lake and Careless Cove areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0182.

Van Egmond, R. and Pezzot, E. T., 2005: Second year assessment report on geological, geochemical and geophysical exploration for licence 10138M on claims in the Eastern Pond area, central Newfoundland, 2 reports. Candente Resource Corporation. Geofile Report 002D/11/0614.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 294

Van Egmond, R., 2005. Sixth Year Assessment Report (Diamond Drilling) on the Paul’s Pond Property (6658M), Central Newfoundland, NTS 2D/11 for Candente Resource Corp. Geofile Report 002D/11/0613.

Van Egmond, R., Cox, E. and Stuckless, E., 2004: FIFTH YEAR (2002-2003) ASSESSMENT REPORT (Air Photo Interpretation, Trenching, Diamond Drilling and Structural Interpretation) on the LINEAR PROPERTY LICENCE 7984M Appleton, Central Newfoundland NTS 2 D/15, 2 E/2. Candente Resource Corporation, KriASK Syndicate, Krinor Resources Incorporated, Keats, A and Keats, K. Geofile Report NFLD/2868.

Van Egmond, R. and Cox, E., 2004: Second year assessment report on geophysical exploration for licence 8898M on claims in the Eastern Pond area, central Newfoundland, 2 reports. Candente Resource Corporation. Geofile Report 002D/11/0560.

Van Egmond, R., 2004. Fifth Year Assessment Report (Geology, Prospecting, Soil, HMC Geochemistry, Geophysics) on the Paul’s Pond Property (6658M) Central Newfoundland, NTS 2D/11 for Candente Resource Corp. Geofile Report 002D/11/0556.

Van Egmond, R., Wilton, D. H. C., LeBel, J. L. and Cox, E., 2003: Fourth year assessment report on geological and geochemical exploration and geophysical interpretation for licence 7984M on claims in the Appleton area, central Newfoundland, 2 reports. Candente Resource Corporation, KriASK Syndicate, Keats, A, Keats, K and Krinor Resources Incorporated. Geofile Report NFLD/2819.

Van Egmond, R., 2003. Fourth Year Assessment Report (Compilation, Geology, Prospecting, Soil Geochemistry, Satellite Imagery Interpretation) on Paul’s Pond Property (6658M), Central Newfoundland, NTS 2D/11 for Candente Resource Corp. Geofile Report 002D/11/0477.

Vaskovic, M. S., 1987: First year assessment report on geological and geochemical exploration for licence 2939 on claim blocks 4617-4618 and licence 2940 on claim blocks 4679-4680 in the Northwest Gander River area, central Newfoundland. Kidd Creek Mines Limited. Geofile Report 002D/0192.

Waldie, A., 1991: Compilation and geological assessment maps to accompany first, second, third and fifth year reports for licence 3270 on claim block 5457, licence 3271 on claim block 5458, licence 3272 on claim block 5460, licence 3423 on claim blocks 4397-4398 and 4381, licence 3563 on claim block 4113, licence 3836 on claim blocks 4112 and 4396, licence 3969 on claim block 7123, licence 4022 on claim block 6405 and licence 4023 on claim blocks 6403-6404 in the Bear Pond, Lizard Pond and Northwest Gander River areas, Newfoundland. Murphy, L and Noranda Exploration Company Limited. Geofile Report 002D/11/0266.

Walsh, D. F., 2000: First year assessment report on compilation and prospecting for licence 6770M on claims in the Joe Batts Pond area, central Newfoundland. A and S Resources. Geofile Report NFLD/2744.

Walsh, D. F., 2000: First year assessment report on prospecting for licence 6791m on claims in the Joe Batts Pond area, near Gander Lake, northeastern Newfoundland. F and T Resources. Geofile Report 002D/15/0368.

Willett, B., et al. 2013: First, second, fourth and eighth year assessment report on geological, geochemical and geophysical exploration for licences 12415M, 16272M, 18072M-18073M, 18923M, 20038M-20040M and 20268M on claims in the Cripple Creek area, central Newfoundland, 3 reports. Capstone Mining Corporation, 0840559 B.C. Limited, Fancey, D. and LeDrew, D. Geofile Report 002E/1823.

Williamson, T. C., 1995: Second year assessment report on trenching and diamond drilling exploration for the Little Gull Project for licence 4230 on claim blocks 7783, 7829, 7835 and 7838 and licence 4268 on claim block 7784 in the Bruce Pond area, central Newfoundland. BHP Minerals Canada Limited. Geofile Report 002D/05/0299.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 295

Williamson, T. C., 1993: First year assessment report on geochemical and geophysical exploration for the Gander Recon-Newfoundland Project for licence 4230 on claim blocks 7822-7838, licence 4258 on claim block 7785 and licence 4268 on claim block in the Coy Pond, Little Gull Lake and Bruce Pond areas, Newfoundland. BHP Minerals Canada Limited. Geofile Report 002D/0285.

Woldeabzghi, T., 1988: Second year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licence 2821 on claims in the Glenwood and Gander River Outflow areas, Newfoundland. Noranda Exploration Company Limited. Geofile Report 002D/15/0186.

Zurowski, M., 1976: Diamond drilling data for 1975 from Nalco lot 2 in the Gander-Ragged Harbour Belt, Newfoundland. International Mogul Mines Limited and International Mogul Mines Limited of Canada. Geofile Report NFLD/0909.

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28	Glossary

All units of measure included in the report are metric and have been properly defined as needed herein.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 297

Appendix A: Certificate of Qualified Persons

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 298

DEL Exploration.

32 Glendarek Dr.

Paradise, Newfoundland

Canada, A1L 1V6

T: (709) 728-3414

lamswoods@gmail.com

CERTIFICATE OF QUALIFIED PERSON

I, Dawn Evans-Lamswood, M.Sc. Geology, P.Geo (PEGNL #9570), do hereby certify that:

1.	I am the principal of DEL Exploration Inc., 32 Glendarek Dr., Paradise, Newfoundland, Canada, A1L 1V6.

2.	This certificate applies to the technical report titled “Amended and Restated Technical Report on Queensway Gold Project, Newfoundland, Canada” (the “Technical Report”) with an Effective Date of July 15th, 2020.

3.	I graduated with a Bachelor of Science from Memorial University in 1991, Masters of Science from Memorial University in 2000. I am a current member of the Association of Professional Geologists of Ontario (APGO # 2059) (PEGNL #03069, PGO#3233, EGBC#50007). I have worked as a Geologist for a over 25 years since my graduation from university. My relevant experience includes minerals exploration, geological modeling, structural geology, advanced exploration (green/brown fields), mine geology and resource estimation. I have conducted resource estimations since 1997 and have been involved in technical reports since 1996.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Queensway Gold Project on February 13th-14th, 2020 and reviewed the site geology and data with the site experts.

6.	I am responsible for chapters 1 through 28 of the Technical Report along with the editing of the document.

7.	I am independent of New Found Gold Corp applying all of the tests in section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st Day of July, 2020.

(Signed and Sealed) Dawn Evans-Lamswood
Dawn Evans-Lamswood, M.Sc., P.Geo.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 299

Appendix B: Exploration Approvals

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 300

Government of Newfoundland and Labrador Department of Natural Resources Mineral Lands Division

June 30, 2020

E190086

Peter Dimmell

New Found Gold Corp.

56 Carpasian Road

St. John’s, NL

A18 2R2

Dear Mr. Dimmell:

Exploration Approval (50 DDH, 50 Trenches,

Ground Geophysics, Geochemical Survey,

Prospecting) for New Found Gold Corp.

on the Linear North Property, NTS 2D/15, 2E/02

Licences: 006821M, 007984M, 022216M,

022491M,	023720M,	023721M,	023804M,
023860M,	023861M,	023862M,	023863M,
023864M,	023866M,	023874M,	023875M,
023881M,	023916M,	023962M,	023987M,
024026M,	024031M,	024136M,	024138M,
024139M,	024140M,	024141M,	024264M,
024265M,	024266M,	024268M,	024997M,
	025008M,	026074M:

Your proposed exploration program submitted in compliance with Section 5(4) of the

Mineral Act has been reviewed and approved.

The following conditions apply:

1.	The Proponent, its employees, agents and subcontractors (“Proponent”) shall comply with the Mineral Regulations, in particular sections 41 - 45. The Mineral Regulations can be read at: http://assembly.nl.ca/legislation/sr/regulations/rc961143.htm

2.	This approval may be cancelled or suspended by the Minister if the Proponent fails to comply with any condition in this approval or as a result of a failure to comply with the Mineral Act, Mineral Regulations or any other provincial law or regulation. Upon cancellation or suspension of this approval the Proponent shall immediately cease all exploration activities.

3.	The Proponent shall comply with any other Provincial and Federal act or regulation, and obtain all permits that may be required in connection with the exploration activity.

Natural Resources Building, 50 Eilzabeth Avenue, P.O. Box 8700, St John’s, NL, Canada, A1B 4J6,

Facsimile (709)729-6782                    http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 301

4.    As required by Section 42 of the Mineral Regulations, the Proponent shall notify the Mineral Lands Division of any significant changes to the approved exploration plan, and shall not proceed with exploration work, preparatory work or site access that deviates substantially from the approved exploration plan or deviates from the approved exploration plan in a manner which may significantly impact the environment without first receiving written authorization from the Mineral Lands Division.

5.     The Proponent shall provide the Mineral Lands Division with:

a)       a brief notice immediately before beginning the work;

b)     a brief update of the status of the exploration program when it is completed.

Notices and updates should be sent to exploration_approval@gov.nl.ca

6.     At any time the Mineral Lands Division may issue a request for information regarding completed, ongoing or planned exploration and the Proponent agrees to abide by all such requests without undue delay. The information requested may include but is not limited to: the location of exploration sites (including access trails), site preparation methods, the status of rehabilitation and cleanup, and photographic documentation of site conditions.

7.     If exploration work is to take place on lands not vested in the Crown, as per section 12(2) of the Mineral Act, the licencee shall obtain prior written permission and forward copies to the Mineral Lands Division.

8.     Exploration work, including traditional prospecting, shall not be carried out on ground for which the mineral rights are held by another party unless permitted by an agreement registered with the Mineral claims Recorder’s office or unless written permission from the other party has been forwarded to the Mineral Lands Division. The Department’s Geoscience Atlas is a current map of mineral rights held in the province. The Geoscience Atlas is located at: http://gis.geosurv.gov.nl.ca/

9.     The Proponent shall ensure that all waste materials are placed in suitable refuse containers without undue delay and removed to a waste disposal site approved by Service NL to accept the type(s) of waste being disposed of. Service NL Government Service Centres are listed at:  http://www.servicenl.gov.nl.ca/department/contact.html#locations

10.   The Proponent is advised of Section 45(1)(a) of the Mineral Regulations which requires that trenches and test pits are rehabilitated before the end of the exploration season in which they are excavated. Trench rehabilitation as per Section 45(1)(a) requires that the trench be backfilled and the original organic cover (topsoil, ground vegetation, and any trees not used for other purposes) be spread back over the backfilled site. If the original organic cover proves insufficient to completely re-cover the site then an organic substitute material must be used in addition to complete the process, provided that no invasive species are introduced. Acceptable substitute materials are straw, hay, trees having been cut in other parts of the exploration project area, or ground vegetation produced by hydroseeding. If the Proponent wishes to keep one or more trenches open beyond the expiry date of the approval then application must be made to the Mineral Lands Division, a security deposit posted, and approval issued by the department. Note that for the purposes of the Mineral Act “trench” is defined as any not insignificant excavation, however shallow or broad, for the purpose of studying or sampling the underlying bedrock, till, or soil.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 302

11.	The Proponent is advised of Section 45(2) of the Mineral Regulations which requires that all sites cleared of topsoil (e.g. drill pads prepared by cut-and-fill, grubbed sections of access trail, laydown areas, camp sites) be rehabilitated before the end of the current exploration program. Rehabilitation as per Section 45(2) requires that the site be re-contoured and the original organic cover (topsoil, ground vegetation, and any trees not used for other purposes) be spread back over the re-contoured site. If the original organic cover proves insufficient to completely re-cover the site then an organic substitute material must be used in addition to complete the process, provided that no invasive species are introduced. Acceptable substitute materials are straw, hay, trees having been cut in other parts of the exploration project area, or ground vegetation produced by hydroseeding. If the Proponent wishes to keep drill casing above ground then the re-contouring may accommodate this. Sumps pits and borrow pits fall under Section 45(1)(a) of the Mineral Regulations and need to be rehabilitated before the end of the exploration season in which they are excavated.

12.	The Proponent shall not permit drilling discharge waters to flow overland into a water body, including into a small stream or intermittent channel, irrespective of whether the water body is displayed on the 1:50,000 scale NTS map. More specifically, waterborne drill cuttings and drill additives shall not be permitted to enter a water body.

13.	All water pumps shall be underlain by a drip tray lined with absorbent pads and the pads shall be changed before becoming saturated. Drip trays where the containment rim is broken must be replaced or placed in secondary containment (e.g. a tarp-lined wooden tray) without delay.

14.	Drill casings producing water in any quantity shall be sealed (grouted) before the expiry of the exploration approval and capped in the meantime. The drill holes shall be sealed with high-swelling bentonite or cement; however coarse sand may be used to fill the lower portions of the hole. Capping is not a substitute for sealing, since many caps cannot fully stop the water and, in any case, the caps with inevitably break due to freezing and thawing.

15.	Immediately after demobilization from a drill site, the site shall be inspected for spills of hydraulic oil or fuel, deposits of drill grease, garbage, and waste equipment and these shall be cleaned up in their entirety without delay. The Proponent shall excavate deep enough to retrieve all of the contaminated soil. Soil contaminated by hydraulic oil or fuel shall be excavated and disposed of at an approved waste disposal site. The Proponent shall contact the nearest Government Service centre to find out the location of the nearest approved waste disposal site accepting the materials that have been cleaned up. Government Service Centres are listed at: http://www.servicenl.gov.nl.ca/department/contact.html#locations

16.	The Proponent shall screen any water intakes or outlet pipes to prevent entrainment or impingement of fish. Entrainment occurs when a fish is drawn into a water intake and cannot escape. Impingement occurs when an entrapped fish is held in contact with the intake screen and is unable to free itself.

17.	In freshwater, the Proponent shall follow these measures for design and installation of intake end of pipe fish screens to protect fish where water is extracted from fish-bearing waters:

•	Screens should be located in areas and depths of water with low concentrations of fish throughout the year.

•	Screens should be located away from natural or artificial structures that may attract fish that are migrating, spawning, or in rearing habitat.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 303

•	The screen face should be oriented in the same direction as the flow.

•	Ensure openings in the guides and seals are less than the opening criteria to make ‘fish tight’.

•	Screens should be located a minimum of 300 mm (12 in.) above the bottom of the watercourse to prevent entrainment of sediment and aquatic organisms associated with the bottom area.

•	Structural support should be provided to the screen panels to prevent sagging and collapse of the screen.

•	Large cylindrical and box-type screens should have a manifold installed in them to ensure even water velocity distribution across the screen surface. The ends of the structure should be made out of solid materials and the end of the manifold capped.

•	Ensure regular maintenance of screens is carried out to prevent impingement of fish.

•	Pumps should be shut down when fish screens are removed for inspection and cleaning. If this is not possible, a secondary intake should be available.

18.	The Proponent is advised that exploration sites (including drill sites, trenches, test pits, and sections of access trail) associated with ground disturbance and located close to open water bodies or watercourses fall under Section 45(1)(b) of the Mineral Regulations as a site that could cause sedimentation into a nearby water body. The Proponent is required to actively ensure that any sedimentation generated from the site does not enter the water body or watercourse. Some combination of erosion prevention and sedimentation control shall be used to meet this requirement.

19.	The Proponent’s use of existing forest access roads must not impede access for other resource users, and any forest access roads used must be left in the condition found prior to the Proponent’s exploration activity with any rehabilitation required to be undertaken as a result of the exploration activity to be at the expense of Proponent.

20.	Petroleum product spills into or near a water body and petroleum product spills greater than 70 litres (or of an uncertain volume) on land must be reported without delay to Service NL by calling the Environmental Emergency 24-hour line at 772-2083 or 1-800-563-9089. In order to ensure that a quick and effective response to a spill event is possible, spill response equipment and absorbent materials should be readily available on-site.

21.	The Proponent shall wash, refuel and service machinery and store fuel and other materials for the machinery in such a way as to prevent any deleterious substances from entering the water. Water depths should not submerge axle or differential vents.

22.	If the exploration activity includes stream crossings and/or fording, the Proponent shall contact the Water Resources Management Division to obtain a Permit to Alter a Water Body.

23.	The proponent must apply for and obtain a permit under the Water Resources Act, 2002, specifically Section 39. The proposed development is adjacent to or within the Gander Lake Protected Public Water Supply Area servicing the Communities of Appleton, Gander and Glenwood. Work adjacent to or within this designated Protected Public Water Supply Area must comply with this Department’s Policy for Land and Water Related Developments in Protected Public Water Supply Areas

https://www.mae.gov.nl.ca/waterres/regulations/policies/water related.html.
The application is available under Surface Water at:
https://www.mae.gov.nl.ca/waterres/regulations/appforms/

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 304

24.    The Proponent shall abide by the conditions contained in its Water Use Licence/Permit (WUL-XX-XXX) which are broad in scope towards protecting bodies of water. Upon receipt of the WUL/P, the Notification of Acceptance of Water Use Licence/Permit form must be signed and returned to the Water Rights, Investigations and Modelling Section of the Department of Municipal Affairs and Environment within thirty (30) days in order for the WUL/P to be valid. In addition, a water use report (“Appendix B”) must be completed and filed annually within thirty (30) days of the completion of the year’s mineral exploration activities.

The proponent must apply for and obtain a permit under the Water Resources Act, 2002, specifically Section 48 http://assembly.nl.ca/Legislation/sr/statutes/w04-01.htm for any work in any body of water (including wetland) prior to the start of construction.

25.    The exploration program will be taking place within an area of licenced timber rights held by Corner Brook Pulp and Paper. Please see attached “Letter to exploration companies.”

26.     The Proponent shall comply with the Forestry Act and regulations. The Proponent is advised to contact the nearest office of the Forest Services Branch to obtain the following permits as required:

a.	a cutting permit before the start of the exploration program if trees have to be cut for access to exploration sites. Please note that it may take up to two weeks to receive this permit;

b.	an operating permit if operations are to take place on forest land during the forest fire season (May-September);

27.     The area of application partially overlaps an Agriculture Area of Interest (AOI) (See attached map). In general, the LMD does not have concern with the proposed activities at this time. If activities should interfere with the agriculture properties and future production in this area, the Land Management Division will work with the Mines Branch to mitigate any potential issues.

28.     There are numerous cottages and associated recreational land use in this region. This site is also a Cottage Planning area, exploration activities should not encroach upon cottage properties. The proponent must seek approval from land owners prior to accessing private land in the area and title holder access is not to be obstructed.

29.     The Provincial Archaeology Office has reviewed and approved this referral on the basis that a 50 meter buffer is maintained along the shoreline of Gander Lake and The Outflow. There is always the possibility that archaeological material may be discovered whether or not an assessment has been carried out. With this in mind, standard precautionary and reporting procedures apply

30.     Some of the areas identified for exploration extend into the Appleton municipal planning area. The area in question is zoned Rural. The Appleton Development Regulations were prepared at a time where mineral exploration was considered to be mineral workings. Mineral Workings is listed as a discretionary use in the Rural zone. If the exploration involves any activity which may be considered development such as trenching, drilling or access roads, a development permit must be acquired from the Town of Appleton. Before issuing a development permit, Council must advertise any discretionary use and consider any submissions.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 305

Appleton has also applied to extend its municipal planning area eastward. This request is under consideration and, if approved, additional exploration areas will be subject to the Appleton Development Regulations. The Town is also preparing an updated municipal plan and development regulations.

31.   Some of the areas identified for exploration extend into the protected road building control lines which extends 400 metres from the centerline of the Trans-Canada Highway. These areas are located within the Rural conservation zone where mining and quarrying is permitted. If exploration includes any activity which is considered development, an application must be submitted to Government Service centre and a permit must be issued before any work is initiated.

32.	To ensure accidental encroachment into NL TRailway Provincial Park does not occur, Parks Division requests that the proponent maintain a buffer distance (i.e., not activity within) of at least 100 m from the park boundary. The onus will be on the proponents to be mindful of the park boundary as to where it is and to respect it when working at all times.

33.	The Fisheries Act requires that projects avoid causing serious harm to fish unless authorized by the Minister of Fisheries and Oceans Canada. This applies to work being conducted in or near waterbodies that support fish that are part of or that support a commercial, recreational or Aboriginal fishery. If this exploration work is to take place in or near a waterbody, please complete the Department of Fisheries and Oceans (DFO) Self-Assessment at: http://www.dfo-mpo.gtgc.ca/pnw-ppe/index-eng.html

34.	As per Section 38 (5) of the Fisheries Act, every person has a duty to notify DFO of an occurrence that results in serious harm to fish, or the deposit of a deleterious substance in water frequented by fish. Should such an occurrence take place, the Proponent shall contact DFO at 709-772-4140 or FPP-NL@dfo-mpo.gc.ca.

35.	Please be advised on the provisions of the Historic Resources Act, protecting archaeological sites, artifacts and significant fossils, and procedures to be followed in the event that either are found:

a.	A person who discovers an archaeological object or significant fossil in, on or forming part of the land within the province shall report the discovery forthwith to the Minister (responsible for the Historic Resources Act) stating the nature of the object, the location where it was discovered and the date of discovery;

b.	No person other than one to whom a permit has been issued under this Act, who discovers an archaeological object or significant fossil shall move, destroy, damage, deface, obliterate, alter, add to , mark or in any other way interfere with, remove or cause to be removed from the province that object or fossil;

c.	The property in all archaeological objects or significant fossils found in, on or taken from the land within the province, whether or not these objects or fossils are in possession of the Crown is vested in the crown;

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 306

Should any archaeological remains be encountered, such as stone, bone or iron tools, concentrations of bone, charcoal or burned rock, fireplaces, house pits and/or foundations, activity in the area of the find must cease immediately and contact should be made with the Provincial Archaeologist in St. John’s (709-729-2462) as soon as possible.

Copies of the Historic Resources Act and information on archaeology in the province may be obtained from the Provincial Archaeology Office upon request.

36.    The Wildlife Division advises applicant to operate under established regulations and guidelines with respect to wildlife and its habitat to minimize additional impacts (in particular Sections 106 a) of the Wild Life Regulations under the Wild Life Act (O.C. 96-809): www.env.gov.nl.ca/env/wildlife/index.html).

Pursuant to Section 106 of the Wild Life Regulations:

a.	A person shall not operate an aircraft, motor vehicle, vessel, snow machine or all-terrain vehicle in a manner that will harass any wildlife;

b.	You are advised that helicopter supported exploration programs must be conducted in a manner that does not disturb, harass or harm any animal life that you encounter. This can easily be accomplished by avoiding concentrations of wildlife by rescheduling the planned activities for another day.

c.	Under no circumstances should nesting raptors be approached, not even for a “harmless” look. The startle effect that helicopters have on nesting raptors can be detrimental and therefore either a 600 m horizontal buffer from cliff faces or an altitude of 300 m must be observed.

No vegetation clearing is to occur within 800 metres of a bald eagle or osprey nest during the nesting season (March 15 to July 31) and 200 metres during the remainder of the year. The 200m buffer also applies to all other raptor nests (e.g. Northern Goshawk, Sharp-shinned Hawk, Merlin, American Kestrel, Great-homed Owl, Boreal Owl, Northern Saw-whet Owl). The location of any raptor nest site must be reported to the Wildlife Division.

The Wildlife Division requires a minimum 30 m naturally vegetated buffer to be maintained along all waterbodies and wetlands to protect sensitive riparian and aquatic species, and their habitat

The proponent must follow appropriate hunting and trapping protocols as set in the annual Hunting and Trapping Guide. Proponents are advised to develop and implement appropriate preventative and mitigation measures to avoid incidental take of wildlife species.

The Migratory Birds Convention Act, 1994, Migratory Bird Regulations, Wild Life Act and Wild Life Regulations protect birds and prohibit the disturbance or destruction of bird nests and eggs in Newfoundland & Labrador. Proponents are advised to develop and implement appropriate preventative and mitigation measures to avoid incidental take of birds, nests and eggs.

Proponents must adhere to the Motorized Snow Vehicle and All-Terrain Regulations under the Motorized Snow Vehicle and All-Terrain Act (O.C.96-240)

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 307

This approval is due to expire on December 5, 2020.

If you have any questions concerning this approval, please contact the Mineral Lands Division at exploration_approval@gov.nl.ca.

Regards,

/s/ Matthew Snow
Matthew Snow,
Exploration Approvals Geologist

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. Johns’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782                   http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 308

Dam Pond
Penny's Pond
Big Pond
South Pond
Third Pond
Jonathan's Brook
Millers Brook
Jonathans First Pond
Joe Batts Brook
Long Pond
O'Brien Lake
Island Pond
O'Brien
Twin Ponds
Little Salmon Pond
Fourth Pond
Salmon Pond
Salmon River
Glenwood
Appleton
Joe Batts Pond
Cobb Pond
Gander
The Outflow
Lakeman Head
Gander Lake
Bluff Head
Sandy Point
Richards Brook

# Exploration Approval E180086

**New Found Gold Corp.**
**Linear North Property**
**Gander, NL**

**Agriculture Land Use**
- Agriculture Properties
- Agriculture Fields
- Area of Interest
- Permit Areas
- Exploration Area Boundary

Designed for Illustrative Purposes ONLY

**General Map Legend**
- Streams
- Transmission Line
- Wetland
- Water

Scale 1: 100,000

Kilometers

Key Map

Dept. of Fisheries and Land Resources
Agriculture and Lands Branch
Land Management Division
June 2019

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 309

Dans Pond
Pentz's Pond
South Pond
Big Pond
Third Pond
Jonathan's Brook
Jonathans First Pond
Long Pond
Millers Brook
Joe Batts Brook
O'Brien Lake
Island Pond
O'Brien
Twin Ponds
Little Salmon Pond
Fourth Pond
Salmon Pond
Salmon River
Glenwood
Appleton
Joe Batts Pond
Cobbs Pond
Gander
Woodways Pond
The Outflow
Lakeman Head
Kings Point
Gander Lake
Bluff Head
Sandy Point
Richards Brook
Castlegar Cove

# Exploration Approval E180086

**New Found Gold Corp.**
**Linear North Property**
**Gander, NL**

**Agriculture Land Use**

- Agriculture Properties
- Agriculture Fields
- Area of Interest
- Exploration Area Boundary

Designed for Illustrative Purposes ONLY

**General Map Legend**

- Streams
- Transmission Line
- Wetland
- Water

Scale 1: 100,000

Key Map

Dept. of Fisheries and Land Resources
Agriculture and Lands Branch
Land Management Division
June 2019

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 310

August 27, 2019 E190276 Greg Matheson New Found Gold Corp 56 Carpasian Road St. John’s, NL A1B 2R2 Dear Mr. Matheson:	Government of Newfoundland and Labrador Department Of Natural Resources Mineral Lands Division

Exploration Approval (Prospecting,
Geochemical Survey, Airborne Geophysics)
for New Found Gold Corp. on the
Linear and Twin Ponds Property,
NTS 2E/02, 2D/14, 2D/15, 2D/11,
2D/10, 2D/06 Licence: See attached list

Your proposed exploration program submitted in compliance with Section 5(4) of the Mineral Act has been reviewed and approved.

The following conditions apply:

1.	The Proponent, its employees, agents and subcontractors (“Proponent’) shall comply with the Mineral Regulations, in particular sections 41 - 45. The Mineral Regulations can be read at: http://assembly.nl.ca/legislation/sr/regulations/rc961143.htm

2.	This approval may be cancelled or suspended by the Minister if the Proponent fails to comply with any condition in this approval or as a result of a failure to comply with the Mineral Act, Mineral Regulations or any other provincial law or regulation. Upon cancellation or suspension of this approval the Proponent shall immediately cease all exploration activities.

3.	The Proponent shall comply with any other Provincial and Federal act or regulation, and obtain all permits that may be required in connection with the exploration activity.

4.	As required by Section 42 of the Mineral Regulations, the Proponent shall notify the Mineral Lands Division of any significant changes to the approved exploration plan, and shall not proceed with exploration work, preparatory work or site access that deviates substantially from the approved exploration plan or deviates from the approved exploration plan in a manner which may significantly impact the environment without first receiving written authorization from the Mineral Lands Division.

5.	The Proponent shall provide the Mineral Lands Division with:

a)       a brief notice immediately before beginning the work;

b)       a brief update of the status of the exploration program when it is completed.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 311

Notices and updates should be sent to exploration_approval@gov.nl.ca

6.	At any time the Mineral Lands Division may issue a request for information regarding completed, ongoing or planned exploration and the Proponent agrees to abide by all such requests without undue delay. The information requested may include but is not limited to: the location of exploration sites (including access trails), site preparation methods, the status of rehabilitation and cleanup, and photographic documentation of site conditions.

7.	If exploration work is to take place on lands not vested in the crown, as per section 12(2) of the Mineral Act, the licencee shall obtain prior written permission and forward copies to the Mineral Lands Division. Information regarding private land may be found on crown Lands’ Land Use Atlas: httos://www.gov.nl.ca/landuseatlas/details/

8.	Exploration work, including traditional prospecting, shall not be carried out on ground for which the mineral rights are held by another party unless permitted by an agreement registered with the Mineral claims Recorder’s office or unless written permission from the other party has been forwarded to the Mineral Lands Division. The Department’s Geoscience Atlas is a current map of mineral rights held in the province. The Geoscience Atlas is located at: htto://gis.geosurv.gov.nl.ca/

9.	The Proponent shall ensure that all waste materials are placed in suitable refuse containers without undue delay and removed to a waste disposal site approved by Service NL to accept the type(s) of waste being disposed of. Service NL Government Service centres are listed at: http://www.servicenl.gov.nl.ca/department/contact.html#locations

10.	The Proponent shall comply with the Forestry Act and regulations. The Proponent is advised to contact the nearest Forest Management District Office to obtain the following permits as required:

a.	a cutting permit before the start of the exploration program if trees have to be cut for access to exploration sites. Please note that it may take up to two weeks to receive this permit;

b.	an operating permit if operations are to take place on forest land during the forest fire season (May-September);

c.	During the Forest Fire Season a permit to bum must be obtained to ignite a fire on or within 300 meters of forest land.

Regional and Satellite Forestry contact information can be found at http://www.fh.gov.nl.ca/department/contact forestrv.html#regional

11.      The Fisheries Act requires that projects avoid causing serious harm to fish unless authorized by the Minister of Fisheries and Oceans Canada. This applies to work being conducted in or near waterbodies that support fish that are part of or that support a commercial, recreational or Aboriginal fishery. If this exploration work is to take place in or near a waterbody, please complete the Department of Fisheries and Oceans (DFO) Self-Assessment at: http://www.dfo-mpo.gtgc.ca/onvmme/index-eng.html

12.      As per Section 38 (5) of the Fisheries Act, every person has a duty to notify DFO of an occurrence that results in serious harm to fish, or the deposit of a deleterious substance in water frequented by fish. Should such an occurrence take place, the Proponent shall contact DFO at 709-772-4140 or FPP-NI Odfo-moo pc ca

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 312

13.	Application E190276 is within the Gander Lake Protected Public Water Supply Area(s), servicing the communities of Appleton, Gander and Glenwood. The identified work does not trigger the necessity to obtain a Section 39 Permit under the Water Resources Act. Existing access roads for motorized vehicles must be utilized.

Should the scope of activity change, a Section 39 Permit may be required. Mechanical means of exploration (drilling. trenching), line and trail cutting, fuel storage etc. within the Gander Lake protected public water supply area(s) would require a Section 39 Permit.

14.	A mineral licence within the property has multiple quarry permits within its boundary. The Proponent shall not impede the operation or access to the quarry by the operator, and shall contact the operator should access to the quarry be required. The safety of the Proponent and the quarry operator and staff must be maintained at all times.

15.	The exploration property intersects the NL T’Railway Provincial Park. Please review attached conditions that apply to areas of overlap.

16.	The Provincial Archaeology Office has reviewed and approved this referral on the basis that a 50 metre buffer is maintained along the shoreline of Gander Lake and Gander River. There is always the possibility that archaeological material may be discovered whether or not an assessment has been carried out. With this in mind, standard precautionary and reporting procedures apply.

17.	The area of application overlaps an Agriculture Area of Interest (AOl) and Agriculture Development Area (ADA) (See map below). If activities should interfere with the agriculture properties and future production in this area, the Land Management Division will work with the Mines Branch to mitigate potential issues.

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 313

18.	The northwestern-most claim blocks (024270M and 024274M) overlap an area of conservation interest which was brought forward by the public to the Wilderness and Ecological Reserves Advisory Council. Vehicle use in those blocks should be limited to existing roads and trails, and all ground disturbances be kept to a minimum.

19.	There are numerous crown lands titles issued in the application area. The project area takes in both the NW-SW Gander River cottage Development area and the Joe Batts Pond-Millers Water cottage Development Plan. The proponent should consult with the Regional Lands Office further information.

20.	The exploration program is taking place within an 8 km buffer surrounding an outfitter(s) camp. It is recommended that the Proponent take this into consideration when planning exploration activities, and coordinate with the outfitter to avoid detrimental impacts on respective activities. Their contact information is:

Robert Coates of Coates Trucking Ltd.(Bear Cliff Lodge inside boundary). Barry Strickland of Blackridge

Outfitters ltd (Gull Pond lodge is 5.5 km from boundary). P.O. Box 255. Kings Point. NL AOJ 1.140. Tel: 709-673-8620. Email: blackridgeoutfitters@hotmail.com. Website: www.blackridgeoutfitters.com

Carol Mercer of Baine Johnston Properties Limited (Twelve Acre Lodge is inside boundary). 410 East White Hills Road. P.O. Box 5367. St. John’s. NL. A1C 5W2. Tel: 709-576-1780. Email: infottwelveacrelodge.com.

Website: www.twelveacrelodge.com

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 314

Susan Curran of Viking Corporation Limited (Honey Buckette Rod end Gun Club is 2.5 km from boundary), P.O. Box 1045, St. John’s, NL, AlC 5M3, Tel: 709-726-8393, Email: scurran@pcltd.ca

Robert Patten of Browning Harvey Limited (Beaver Lodge is 4.5 km from boundary), P.O. Box 5128, St. John’s, NL, A1C 5V6, Tel: (709) 726-8000, Email: rchp@aharvey.nc.ca

Boyce Dove of Caribou Pond Outfitting Ltd. (caribou Pond Lodge is 4.5 km from boundary), 43 Pine Avenue, P.O. Box 1301, Lewisporte. NL, AOG 3A0, Tel: (709)535-6766. Email: boyce.dove@nf.sympatico.ca, Website: www.carboupond.com

Tom Sargent of Newfoundland Wilderness Outfitters Inc (Northwest Gander River Lodge is inside boundary), 40 Coronation Street. Grand Falls-Windsor, NL, A2B IE2, Tel: (709) 489-8661, Email: tomsargent@nl.rogers.com. Website: www.newfoundlandwildernessoutfitters.com

Art Ryan of Mountain Top cabin Ltd. (Eastern Pond Camp is inside boundary), P.O. Box 162, R.R. #1, Doyles, NL, AON 1J0, Tel: (709) 955-2804, Email: artryan1959@hotmail.com. Website: www.mountaintopoutfittersnl.ca

Craig Pomeroy of Hinterland Outfitting Ltd. (Quiet Haven Lodge is inside boundary), P.O. Box 404, Bishop’s Falls, NL, AOH 1C0, Tel: (709) 572-5827, Email: hinterland@nl.rogers.com. Website: www.newfoundlandbiggamehunting.com

Bob Efford of Efford’s Hunting Advenures (Little Gander Pond Lodge is 5 km from boundary). P.O. Box 99. Port Blandford. NL, AOC 2G0, Tel: (709) 543-2274, Email: info@effordshunting.nf.ca. Website: www.effordshunting.nt.ca

Matt Wettlaufer of Northwest Gander Outfitters (Northwest Gander Lodge is inside boundary), 506 Parkview Crescent, Cambridge. ON, N3H 4X7, Tel: (709) 541-8885. Email: nwg.outfitters@gmail.com. Website: www.northwestganderoutfitters.com

Reg Robinson of central Newfoundland Outfitters (Little Gull Lodge is 5.5 km from boundary), P.O. Box 803, Grand Falls-Windsor, NL, A2A 2M4, Tel: (709)258-6206, Email: rrrobinson@nl.rogers.com. Website: www.centralnloutfitters.ca

21.   Please be advised on the provisions of the Historic Resources Act. protecting archaeological sites, artifacts and significant fossils, and  procedures to be followed in the event that either are found:

a.	A person who discovers an archaeological object or significant fossil in, on or forming part of the land within the province shall report the discovery forthwith to the Minister (responsible for the Historic Resources Act) stating the nature of the object, the location where it was discovered and the date of discovery;

b.	No person other than one to whom a permit has been issued under this Act, who discovers an archaeological object or significant fossil shall move, destroy, damage, deface, obliterate, alter, add to, mark or in any other way interfere with, remove or cause to be removed from the province that object or fossil;

c.	The property in all archaeological objects or significant fossils found in, on or taken from the land within the province, whether or not these objects or fossils are in possession of the crown is vested in the Crown;

Should any archaeological remains be encountered, such as stone, bone or iron tools, concentrations of bone, charcoal or burned rock, fireplaces, house pits and/or foundations, activity in the area of the find must cease immediately and contact should be made with the Provincial Archaeologist in St John’s (709-729-2462) as soon as possible.

Copies of the Historic Resources Act and information on archaeology in the province may be obtained from the Provincial Archaeology Office upon request.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 315

22. The Wildlife Division advises applicant to operate under established regulations and guidelines with respect to wildlife and its habitat to minimize additional impacts (in particular Sections 106 a) of the Wild Life Regulations under the Wild Life Act (O.C. 96-809): www.env.gov.nl.ca/env/wildlife/index.html).

Pursuant to Section 106 of the Wild Life Regulations:

a.	A person shall not operate an aircraft, motor vehicle, vessel, snow machine or all-terrain vehicle in a manner that will harass any wildlife;

b.	You are advised that helicopter supported exploration programs must be conducted in a manner that does not disturb, harass or harm any animal life that you encounter. This can easily be accomplished by avoiding concentrations of wildlife by rescheduling the planned activities for another day.

c.	Under no circumstances should nesting raptors be approached, not even for a “harmless” look. The startle effect that helicopters have on nesting raptors can be detrimental and therefore either a 600 m horizontal buffer from cliff faces or an altitude of 300 m must be observed.

claims 024557M, 024558M, 024561M, 024563, 024568M, and 024570M are located within identified spring habitat for Newfoundland caribou. caribou on the Island are of conservation concern to the Wildlife Division. Any proposed activities are to be carried out outside the calving/ post-calving period, mid- May to early July. Applicant is advised that any new footprint within this caribou area must be kept to a minimum claim 024270M is located in Short-eared Owl habitat. The Short-eared Owl is listed as Vulnerable under the Newfoundland and Labrador Endangered Species Act (NLESA). Section 16 (1) of NLESA states, ‘A person shall not disturb, harass, injure, or kill an individual of a species designated as threatened, endangered, or extirpated’. This species is a ground nesting species and therefore vulnerable to ground disturbance. Any on the ground or construction activity should be done post breeding/ brood rearing period, which ends August 15. Should the proponent wish to do work prior to August 15, a Short-eared Owl survey by an independent third party (Biologist) will be required. Proper protocols and permits can be obtained from the Wildlife Division

Two important salmon rivers, Northwest Gander River and Southwest Gander river. run through several of these claims. The Wildlife Divisions requires that a 50 m naturally vegetated buffer to be maintained along these rivers. The Wildlife Division also requires a minimum 30 m naturally vegetated buffer to be maintained along all other waterbodies and wetlands to protect sensitive riparian and aquatic species, and their habitat.

The proponent must follow appropriate hunting and trapping protocols as set in the annual Hunting and Trapping Guide. Proponents are advised to develop and implement appropriate preventative and mitigation measures to avoid incidental take of wildlife species.

The Migratory Birds convention Act, 1994, Migratory Bird Regulations, Wild Life Act and Wild Life Regulations protect birds and prohibit the disturbance or destruction of bird nests and eggs in Newfoundland & Labrador. Proponents are advised to develop and implement appropriate preventative and mitigation measures to avoid incidental take of birds, nests and eggs.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 316

Proponents must adhere to the Motorized Snow Vehicle and All-Terrain Regulations under the Motorized Snow Vehicle and All-Terrain Act (O.C.96-240)

http://www.assembly.nl.ca/legislation/sr/regulations/rc961163.htm

This approval is due to expire on August 27, 2020.

If you have any questions concerning this approval, please contact the Mineral Lands Division at exploration approval@gov.nl.ca.

Natural Resources Building, 50 Elizabeth Avenue, P.O. Box 8700, St. John’s, NL, Canada, A1B 4J6,

Facsimile (709) 729-6782           http://www.nr.gov.nl.ca/nr/

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 317

Appendix C: Grab Samples

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 318

NEWFOUND GOLD CORP
N
Botwood
002E03
BOTWOOD
Twin Ponds
Gander Gold North
002E02
GANDER RIVER
Glenwood
Appleton
Gander
Gander Lake
002D14
MOUNT PEYTON
002D15
GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11
EASTERN POND (WEST GANDER RIVER)
002D10
DEAD WOLF POND
Gander Gold South
002D06
GREAT GULL LAKE
002D07
KEPENKECK LAKE
Legend
NFGC Grab Sample
Historic Grab Sample
Major Places
Highways
HVdc Transmission
Queensway Project
Beaverbrook
Map Staked Licences
50K NTS Index
Wetland
Lakes
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020
610000 620000 630000 640000 650000 660000 670000 680000
5450000 5440000 5430000 5420000 5410000 5400000 5390000 5380000 5370000 5360000

Figure 28.1. Location of Grab Samples. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 319

Table 28-1 - Queensway Project Grab Samples

Sample Name	Project	Sample Type	Date	Sample Medium	Grid	Easting	Northing	Lab Certificate	Eastern Analytical		ALS
									AU_AU + ICP-34_PPB	AU_AU- ICP_PPB	AU_AU- ICP21_PPM	AU_AU- GRA21_PPM
37810	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	663993	5429461	679-1716185	63
37191	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661791	5424976	679-1716185	2.5
37192	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661703	5425179	679-1716185	6
37193	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661257	5422619	679-1716185	78
37194	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661170	5422551	679-1716185	2.5
37195	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661163	5422534	679-1716185	2.5
37196	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661125	5422510	679-1716185	2.5
37197	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661441	5423881	679-1716185	2.5
37198	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661360	5423978	679-1716185	15
37199	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661789	5424985	679-1716185	2.5
37200	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	661788	5424984	679-1716185	2.5
37627	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	666239	5430993	679-1716466	6
37694	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	662462	5427700	679-1716466	532
37695	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	662456	5427681	679-1716466	502
37696	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	662194	5427381	679-1716466	11
37697	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	662178	5427374	679-1716466	2.5
37698	Queensway	Grab	07/03/2017		NAD27 / UTM zone 21N	662174	5427309	679-1716466	775

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 320

37699	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	661663	5427130	679-1716466	2.5
37700	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	655739	5430295	679-1716466	1654
37812	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	661073	5424011	679-1716185	6
37813	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660670	5423087	679-1716185	23
37814	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660667	5423067	679-1716185	5
37815	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660669	5423069	679-1716185	205
37816	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660668	5423058	679-1716185	252
37817	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660658	5423087	679-1716185	18
37818	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660657	5423089	679-1716185	15
37819	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	660671	5423056	679-1716185	2.5
37868	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	666190	5431128	679-1716466	2.5
37869	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	666003	5430849	679-1716466	189
37870	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	665926	5430589	679-1716466	2.5
37871	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	665924	5430588	679-1716466	2.5
37872	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	665715	5430305	679-1716466	8
37873	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	665823	5430593	679-1716466	8
37891	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	647422	5417135	679-1717333	2.5
37892	Queensway	Grab	07/03/2017	NAD27 / UTM zone 21N	647400	5417145	679-1717333	2.5
37001	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665202.30 72	5430744.0 69	665-1715593		98
37002	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665076.30 32	5430768.0 68	665-1715593		960
37003	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665305.31 05	5430770.0 69	665-1715593		23047

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 321

37004	Queensway	Grab	29/06/2017	NAD27 UTM zone 21N	665151.30 55	5430726.0 69	665-1715593	5
37005	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664905.29 78	5430921.0 68	665-1715593	8
37006	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665019.30 14	5430837.0 68	665-1715593	282
37007	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664931.29 86	5430919.0 68	665-1715593	284
37008	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664971.29 98	5430803.0 68	665-1715593	26
37009	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665003.29 95	5429395.0 69	665-1715593	10
37010	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665289.30 97	5430418.0 69	665-1715593	7
37011	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665290.30 97	5430417.0 69	665-1715593	71
37012	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665293.30 98	5430418.0 69	665-1715593	940
37013	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663266.24 38	5429423.0 67	665-1715593	16
37014	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663228.24 25	5429401.0 67	665-1715593	271
37015	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664081.26 97	5429135.0 68	665-1715593	225
37016	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664179.2728	5429158.0 68	665- 1715593;665- 1715641	2464
37017	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664136.27 14	5429062.0 68	665- 1715593;665- 1715641	3103
37018	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663991.26 65	5428837.0 68	665-1715593	433
37051	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665254.30 88	5430727.0 69	665-1715593	131
37052	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665221.30 79	5430814.0 69	665-1715593	83373
37053	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665168.30 62	5430835.0 69	665-1715593	137
37054	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665042	5430981	665-1715593	306
37055	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664932.29 83	5430510.0 68	665-1715593	344

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 322

37056	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664956.29 89	5430395.0 68	665-1715593	16
37057	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664928.29 8	5430325.0 68	665-1715593	8
37058	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664891.29 68	5430322.0 68	665-1715593	546
37059	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665435.31 44	5430480.0 69	665-1715593	13
37060	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664924.29 79	5430349.0 68	665-1715593	14
37061	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664862.29 57	5430142.0 68	665-1715593	33
37062	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664748.29 2	5430092.0 68	665-1715593	2.5
37063	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664046.27 04	5431049.0 67	665-1715593	2.5
37064	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663634.25 69	5430816.0 67	665-1715593	7
37065	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663689.25 88	5430955.0 67	665-1715593	12
37066	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663870.26 28	5429030.0 68	665-1715593	1410
37067	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663873.26 29	5428999.0 68	665-1715593	9
37068	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663986.26 64	5428887.0 68	665-1715593	575
37069	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664034.26 79	5428862.0 68	665-1715593	2.5
37070	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663975.26 6	5428832.0 68	665-1715593	1396
37551	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665367.31 39	5432213.0 69	665-1715593	2.5
37552	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665962.33 3	5432185.0 69	665-1715593	557
37553	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665973.33 33	5432170.0 69	665- 1715593;665- 1715641	14534
37554	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665821.32 83	5432025.0 69	665-1715593	52
37555	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665838.32 89	5432054.0 69	665-1715593	297

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 323

37556	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665829.32 86	5432059.0 69	665-1715593	1255
37557	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665859.32 97	5432204.0 69	665-1715593	147
37558	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665793.32 73	5431954.0 69	665-1715593	2.5
37559	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665886.33 03	5431916.0 69	665-1715593	15
37560	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666293.34 36	5432160.0 69	665-1715593	563
37561	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666326.34 47	5432203.0 69	665-1715593	195
37562	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666327.34 47	5432204.0 69	665-1715593	198
37563	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666328.34 47	5432208.0 69	665-1715593	64
37564	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666360.34 58	5432208.0 69	665-1715593	2.5
37565	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	666001.33 43	5432215.0 69	665-1715593	22
37566	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665863.32 98	5432209.0 69	665-1715593	2.5
37567	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665533.31 91	5432037.0 69	665-1715593	2.5
37568	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665638.32 25	5432149.0 69	665-1715593	2.5
37569	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665585.32 08	5432134.0 69	665-1715593	2.5
37570	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665612.32 17	5432136.0 69	665-1715593	8
37571	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665669.32 37	5432294.0 69	665-1715593	20
37572	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665714.32 46	5431713.0 69	665-1715593	2.5
37573	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665723.32 49	5431738.0 69	665-1715593	2.5
37574	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665522.31 8	5431278.0 69	665-1715593	2.5
37575	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665609.32 08	5431348.0 69	665-1715593	162
37576	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665610.32 09	5431348.0 69	665-1715593	5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 324

37577	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665599.32 05	5431345.0 69	665-1715593	2.5
37578	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663872.26 29	5429107.0 68	665-1715593	47
37579	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663895.26 37	5429109.0 68	665-1715593	441
37580	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663922.26 45	5429106.0 68	665-1715593	1191
37581	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663892.26 36	5429166.0 68	665-1715593	6730
37582	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663880.26 31	5429075.0 68	665-1715593	1270
37583	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663882.26 32	5429060.0 68	665-1715593	31
37584	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663872.26 28	5429022.0 68	665-1715593	51
37585	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663827.26 14	5429045.0 68	665-1715593	8
37586	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663973.26 62	5429096.0 68	665-1715593	142
37587	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663895.26 36	5429025.0 68	665-1715593	7
37588	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664131.27 12	5429041.0 68	665-1715593	1462
101251	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665036.30 17	5430557.0 68	665-1715593	6
101252	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665065.30 26	5430547.0 68	665-1715593	2.5
101253	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665088.30 34	5430579.0 68	665-1715593	2.5
101254	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	665026.30 13	5430469.0 68	665-1715593	14
101255	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664968.29 94	5430453.0 68	665-1715593	1323
101256	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664942.29 85	5430409.0 68	665-1715593	2.5
101257	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664942.29 85	5430409.0 68	665-1715593	17
101258	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664912.29 76	5430505.0 68	665-1715593	765
101259	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664943.29 86	5430426.0 68	665-1715593	16

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 325

101260	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664918.29 77	5430377.0 68	665-1715593		15
101261	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664901.29 71	5430339.0 68	665-1715593		256
101262	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664894.29 69	5430357.0 68	665-1715593		1217
101263	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664929.29 78	5430091.0 68	665-1715593		8
101264	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664996.29 98	5429922.0 68	665-1715593		543
101265	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664072.27 09	5430781.0 67	665-1715593		5
101266	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	664072.27 09	5430781.0 67	665-1715593		2.5
101267	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663969.26 75	5430694.0 67	665-1715593		5
101268	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663847.26 36	5430703.0 67	665-1715593		5
101269	Queensway	Grab	29/06/2017	NAD27 / UTM zone 21N	663763.26 11	5430908.0 67	665-1715593		8
37019	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664581	5430388	679-1715737	26
37020	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664581	5430389	679-1715737	2.5
37021	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664801	5431061	679-1715737	5312
37022	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665811	5430363	679-1715737	15
37023	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665631	5432251	679-1715737	2.5
37024	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665344	5430097	679-1715737	106
37025	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665346	5430098	679-1715737	2.5
37026	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665347	5430099	679-1715737	130
37027	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665310	5430137	679-1715737	352
37028	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665359	5430097	679-1715737	2.5
37029	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665358	5430096	679-1715737	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 326

37030	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664824	5429392	679-1715737	2.5
37031	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664926	5429471	679-1715737	235
37032	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664269	5429100	679-1715737	2.5
37033	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664275	5429201	679-1715737	122
37034	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664760	5429645	679-1715737	2.5
37035	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664761	5429646	679-1715737	7
37036	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664340	5429628	679-1715737	2.5
37037	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664483	5429694	679-1715737	2.5
37038	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664588	5429768	679-1715737	2.5
37039	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663779	5427889	679-1715737	3588
37040	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663773	5427873	679-1715737	888
37041	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663949	5427795	679-1715737	2.5
37042	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663567	5427938	679-1715737	5
37043	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663692	5428088	679-1715737	801
37044	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663790	5427964	679-1715737	378
37045	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663905	5428201	679-1715737	368
37046	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663806	5428070	679-1715737	12425
37071	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663538.25 36	5430530.0 67	679-1715737	14
37072	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663503.25 24	5430467.0 67	679-1715737	281
37073	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663427.24 93	5429800.0 67	679-1715737	2.5
37074	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665680.32 18	5430036.0 69	679-1715737	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 327

37075	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665676.32 17	5430031.0 69	679-1715737	2.5
37076	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665610.31 96	5430045.0 69	679-1715737	2.5
37077	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665360.31 14	5429880.0 69	679-1715737	57
37078	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665345.31 09	5429884.0 69	679-1715737	2.5
37079	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664887.29 53	5428931.0 69	679-1715737	663
37080	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664675	5429293	679-1715737	2.5
37081	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664499	5428881	679-1715737	2.5
37082	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664358	5429093	679-1715737	2.5
37083	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664293	5429165	679-1715737	2.5
37084	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664410	5429353	679-1715737	2.5
37085	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664108	5427960	679-1715737	2.5
37086	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664034	5427822	679-1715737	2.5
37087	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664026	5427760	679-1715737	2.5
37088	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663961	5427684	679-1715737	2.5
37089	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663871	5427626	679-1715737	1342
37090	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663890	5428205	679-1715737	1654
37091	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664233	5428433	679-1715737	153
37092	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664008	5428347	679-1715737	299
37093	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663990	5428322	679-1715737	2.5
37094	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663986	5428313	679-1715737	207
37095	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663960	5428336	679-1715737	474

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 328

37096	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665848	5431871	679-1715737	2.5
37097	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665799	5431906	679-1715737	2.5
37098	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665730	5431822	679-1715737	2.5
37099	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665758	5431755	679-1715737	65
37100	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665809	5431806	679-1715737	13
37151	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664102	5428581	679-1715739	2.5
37152	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664175	5428426	679-1715739	2.5
37153	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664189	5428359	679-1715739	17
37154	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664189	5428359	679-1715739	2.5
37155	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664162	5428281	679-1715739	2.5
37156	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664205	5428303	679-1715739	105
37157	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664235	5428375	679-1715739	2.5
37158	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664528	5428655	679-1715739	21
37159	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664406	5428439	679-1715739	2.5
37160	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664290	5428387	679-1715739	204
37161	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664228	5428339	679-1715739	5
37162	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665885	5431846	679-1715739	2.5
37163	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665964	5431597	679-1715739	2.5
37164	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665930	5431665	679-1715739	2.5
37165	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665895	5431672	679-1715739	76
37166	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665861	5431701	679-1715739	6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 329

37167	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665790	5431208	679-1715739	2.5
37168	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665855	5431324	679-1715739	34
37169	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665837	5431310	679-1715739	2.5
37170	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665839	5431430	679-1715739	41
37171	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665671	5431534	679-1715739	2.5
37172	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665702	5431363	679-1715739	2.5
37173	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665638	5431398	679-1715739	58
37174	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665571	5431147	679-1715739	794
37175	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666139	5429911	679-1715739	2.5
37176	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666122	5430088	679-1715739	17
37177	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665728	5430029	679-1715739	5
37178	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665716	5430024	679-1715739	2.5
37179	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665700	5429999	679-1715739	2.5
37180	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665350	5429537	679-1715739	69
37181	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661975	5428431	679-1715739	5
37182	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661671	5428683	679-1715739	7
37183	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661649	5428515	679-1715739	7
37184	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661809	5428092	679-1715739	9
37185	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661821	5428062	679-1715739	6
37186	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661821	5428062	679-1715739	8
37187	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661713	5427992	679-1715739	5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 330

37501	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661641	5426426	679-1715737	2.5
37502	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661644	5426423	679-1715737	2.5
37503	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661642	5426423	679-1715737	2.5
37504	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661641	5426425	679-1715737	2.5
37505	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661612	5426278	679-1715737	2.5
37506	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661594	5426175	679-1715737	2.5
37507	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661612	5426303	679-1715737	2.5
37508	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661600	5426309	679-1715737	2.5
37509	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661733	5426639	679-1715737	6
37510	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661779	5426644	679-1715737	6
37511	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661776	5426645	679-1715737	10
37512	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661782	5426643	679-1715737	2.5
37513	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661810	5426717	679-1715737	6
37514	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661813	5426716	679-1715737	41
37515	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	661904	5426847	679-1715737	2.5
37516	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662152	5427205	679-1715737	16
37517	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662152	5427205	679-1715737	330
37518	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662152	5427205	679-1715737	13
37519	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662152	5427205	679-1715737	280
37520	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662150	5427195	679-1715737	126
37521	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662150	5427189	679-1715737	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 331

37522	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662167	5427211	679-1715737	1103
37523	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665277	5430804	679-1715737	2.5
37524	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665275	5430809	679-1715737	163
37525	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665273	5430821	679-1715737	79
37526	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665262	5430813	679-1715737	97
37527	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665263	5430828	679-1715737	459
37528	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665262	5430828	679-1715737	934
37529	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665217	5430836	679-1715737	5
37530	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665212	5430827	679-1715737	85
37531	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665230	5430814	679-1715737	806
37532	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665142	5430963	679-1715737	267
37533	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665137	5430967	679-1715737	5406
37534	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665134	5430973	679-1715737	3079
37535	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665115	5430840	679-1715737	966
37536	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666247	5431191	679-1715737	5791
37537	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666255	5431212	679-1715737	322
37538	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666308	5431359	679-1715737	14
37539	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666141	5431458	679-1715737	9
37540	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668435	5436364	679-1715737	2.5
37541	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668436	5436365	679-1715737	2.5
37542	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668457	5436339	679-1715737	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 332

37543	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668521	5436242	679-1715737	11
37544	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668692	5435902	679-1715737	2.5
37545	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668692	5435902	679-1715737	2.5
37546	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668692	5435902	679-1715737	2.5
37547	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	668692	5435902	679-1715737	2.5
37589	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665505	5430998	679-1715737	2.5
37590	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665517	5430986	679-1715737	39
37591	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665747	5430386	679-1715737	2.5
37592	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665794	5430450	679-1715737	338
37593	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665802	5430483	679-1715737	1095
37594	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665778	5430524	679-1715737	4581
37595	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665926	5430342	679-1715737	18
37596	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666362	5431539	679-1715737	757
37597	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	667061	5431398	679-1715737	2.5
37598	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	667079	5431389	679-1715737	2.5
37599	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666372	5431603	679-1715737	2598
37601	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663836	5428453	679-1715737	160
37602	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663854	5428759	679-1715737	2129
37603	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665365	5430036	679-1715737	33
37604	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665361	5430205	679-1715737	116
37605	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665216	5431033	679-1715737	27903

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 333

37606	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664174	5429377	679-1715737	1455
37607	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665969	5431730	679-1715737	44
37608	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665970	5431731	679-1715737	25
37651	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665866	5431689	679-1715737	11
37652	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666060	5429873	679-1715737	21
37653	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666024	5429964	679-1715737	5
37654	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665971	5429855	679-1715737	6
37655	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665515	5429596	679-1715737	37
37656	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665395	5429569	679-1715737	2.5
37657	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662695	5429195	679-1715737	44
37658	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	662957	5429170	679-1715737	57
37659	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663114	5429032	679-1715737	1324
37660	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663080	5428923	679-1715737	6
37661	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663067	5428851	679-1715737	2.5
37662	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663249	5429075	679-1715737	38655
101270	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663695	5429241	679-1715739	2.5
101271	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663754	5429104	679-1715739	1192
101272	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663783	5429163	679-1715739	189
101273	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663789	5429219	679-1715739	6
101274	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663679	5429221	679-1715739	143
101275	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663806	5429208	679-1715739	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 334

101276	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663850	5429253	679-1715739	2.5
101277	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663956	5429289	679-1715739	669
101278	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663982	5429125	679-1715739	1067
101279	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663970	5429125	679-1715739	2.5
101280	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663892	5430820	679-1715739	2.5
101281	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663583	5430689	679-1715739	10
101283	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663977	5430844	679-1715739	6
101284	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663977	5430844	679-1715739	7
101285	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	665927	5430362	679-1715739	2.5
101286	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666165	5430622	679-1715739	2.5
101287	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666101	5431086	679-1715739	13
101288	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666860	5431522	679-1715739	2.5
101289	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666820	5431457	679-1715739	9
101290	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666897	5431509	679-1715739	2.5
101291	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666891	5431643	679-1715739	2.5
101292	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666897	5431704	679-1715739	2.5
101293	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666897	5431704	679-1715739	2.5
101294	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666907	5431615	679-1715739	5
101295	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	666957	5431487	679-1715739	10
101296	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664453	5428661	679-1715739	104
101297	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663987	5428661	679-1715739	135

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 335

101298	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664035	5428475	679-1715739	2.5
101299	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	664045	5428492	679-1715739	340
101300	Queensway	Grab	17/07/2017	NAD27 / UTM zone 21N	663976	5428604	679-1715739	2.5
37188	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	662557	5428059	679-1716185	2.5
37189	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	662409	5427839	679-1716185	2.5
37190	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661879	5427588	679-1716185	2.5
37548	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660665	5422519	679-1716173	2.5
37549	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660987	5422865	679-1716173	2.5
37609	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663145	5429000	679-1716173	42
37610	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663139	5429049	679-1716173	52
37611	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663171	5429163	679-1716173	2.5
37612	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663170	5429162	679-1716173	2.5
37613	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663248	5429160	679-1716173	1427
37614	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661546	5422475	679-1716173	12
37615	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661509	5422336	679-1716173	10
37616	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661131	5422190	679-1716173	18
37617	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661130	5422191	679-1716173	8
37618	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661394	5422245	679-1716173	38
37619	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661727	5422285	679-1716173	127
37620	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661718	5422235	679-1716173	2.5
37621	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659411	5421911	679-1716173	14

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 336

37622	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659379	5421902	679-1716173	8
37623	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660636	5422675	679-1716173	948
37624	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660741	5422748	679-1716173	2.5
37625	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660979	5423690	679-1716173	128
37626	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661211	5424162	679-1716173	3401
37665	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663187	5429050	679-1716173	2.5
37666	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661494	5424791	679-1716173	2279
37667	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661492	5424767	679-1716173	153
37668	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661590	5424850	679-1716173	12
37669	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661522	5425146	679-1716173	2.5
37670	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661437	5425094	679-1716173	2.5
37671	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661447	5425390	679-1716173	2.5
37672	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661640	5425377	679-1716173	14
37673	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	662155	5425524	679-1716173	26
37674	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660059	5422067	679-1716173	15
37675	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660059	5422067	679-1716173	80
37676	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660053	5422063	679-1716173	6
37677	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660048	5422076	679-1716173	2.5
37678	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660048	5422076	679-1716173	2.5
37679	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659296	5421870	679-1716173	2.5
37680	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659235	5421861	679-1716173	10

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 337

37681	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659235	5421864	679-1716173	19
37682	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	659213	5421852	679-1716173	2.5
37683	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660818	5423302	679-1716173	2.5
37684	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660721	5423162	679-1716173	2.5
37685	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660754	5423125	679-1716173	2.5
37686	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660856	5423034	679-1716173	2.5
37687	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661407	5424097	679-1716173	2.5
37688	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661403	5424140	679-1716173	11430
37689	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661437	5424161	679-1716173	2.5
37690	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	664081	5429090	679-1716173	478
37691	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660227	5422604	679-1716173	2.5
37692	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660258	5422337	679-1716173	2.5
37693	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660256	5422344	679-1716173	2.5
37701	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422110	679-1716173	138
37702	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422110	679-1716173	1729
37703	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422110	679-1716173; 679-1716337	66552
37704	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422110	679-1716173; 679-1716337	19073
37705	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422110	679-1716173	173
37706	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422114	679-1716173	47
37707	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660103	5422114	679-1716173	1210

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 338

37708	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422114	679-1716173	2823
37709	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422114	679-1716173	148
37710	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422114	679-1716173	84
37711	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422113	679-1716173	29
37712	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422113	679-1716173	59
37713	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660112	5422113	679-1716173	57
37714	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660142	5422117	679-1716173	2.5
37715	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660169	5422142	679-1716173	5
37716	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660441	5422076	679-1716173	84
37717	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660436	5422078	679-1716173	45
37801	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	666008	5431856	679-1716185	2.5
37802	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	666008	5431830	679-1716185	5
37803	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	665965	5431732	679-1716185	27
37804	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	666024	5431750	679-1716185	223
37805	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	666034	5431746	679-1716185	425
37806	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663931	5430187	679-1716185	2.5
37807	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663932	5430200	679-1716185	537
37808	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663842	5430028	679-1716185	1434
37809	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663892	5429519	679-1716185	17
37851	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663809	5430051	679-1716173	2.5
37852	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663693	5429881	679-1716173	27

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 339

37853	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663774	5429896	679-1716173	2.5
37854	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	663774	5429897	679-1716173	21
37855	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660322	5422647	679-1716173	41
37856	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660316	5422651	679-1716173	2.5
37857	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660308	5422645	679-1716173	2.5
37858	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660259	5422358	679-1716173	2.5
37859	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660259	5422363	679-1716173	2512
37860	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660458	5422306	679-1716173	56
37861	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660431	5422674	679-1716173	2.5
37862	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660283	5422415	679-1716173	2.5
37863	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660465	5422768	679-1716173	2.5
37864	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660468	5422776	679-1716173	4197
37865	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660461	5422785	679-1716173	2.5
37866	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	660463	5422789	679-1716173	8
37867	Queensway	Grab	08/08/2017	NAD27 / UTM zone 21N	661322	5424388	679-1716173	51
33501	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643755	5408811	679-1716467	2.5
33502	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643753	5408809	679-1716467	2.5
33503	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643756	5408851	679-1716467	64
33504	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643756	5408857	679-1716467	2.5
33505	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643763	5408905	679-1716467	2.5
33506	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643716	5408448	679-1716467	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 340

33507	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643719	5408448	679-1716467	2.5
33508	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643742	5408195	679-1716467	2.5
33509	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643719	5408308	679-1716467	2.5
33510	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643718	5407847	679-1716467	2.5
33511	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	654780	5408915	679-1716467	2.5
33512	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	654178	5408515	679-1716467	2.5
33513	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	654060	5408460	679-1716467	2.5
33514	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	654063	5408461	679-1716467	2.5
33515	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	654060	5408418	679-1716467	2.5
33516	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652742	5406676	679-1716467	2.5
33517	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643093	5406676	679-1716467	18
33518	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643094	5400295	679-1716467	20
33519	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643633	5400205	679-1716467	2.5
33520	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	632146	5387630	679-1716467	2.5
33521	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	632872	5387203	679-1716467	2.5
33522	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	632872	5387200	679-1716467	2.5
33523	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	632867	5387191	679-1716467	6
33524	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	632868	5387189	679-1716467	2.5
33525	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634826	5388789	679-1716467	11
33526	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634358	5388616	679-1716467	15
33527	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634838	5388787	679-1716467	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 341

33528	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634833	5388786	679-1716467	6
33529	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634832	5388788	679-1716467	143
33530	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	634828	5388788	679-1716467	284
33531	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653765	5416470	679-1716467	2.5
33532	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653767	5416460	679-1716467	2.5
33533	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653681	5411596	679-1716467	2.5
33534	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653694	5415954	679-1716467	2.5
33535	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653670	5415860	679-1716467	5
33536	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653579	5414995	679-1716467	17
33537	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631035	5383377	679-1716467	231
33538	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631036	5383376	679-1716467	35
33539	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631023	5383386	679-1716467	15089
33540	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631017	5383407	679-1716467	2543
33541	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631013	5383419	679-1716467	44
33542	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	631067	5383313	679-1716467	144
33543	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643852	5394853	679-1716467	2.5
33751	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653167	5408333	679-1716468	2.5
33752	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652863	5406952	679-1716468	2.5
33753	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641366	5399895	679-1716468	14
33754	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641366	5398514	679-1716468	11
33755	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640930	5398416	679-1716468	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 342

33756	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640932	5398419	679-1716468	36
33757	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640457	5397141	679-1716468	7
33758	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640341	5397033	679-1716468	2.5
33759	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640337	5397016	679-1716468	2.5
33760	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640291	5396834	679-1716468	2.5
33761	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	646224	5398350	679-1716468	2.5
33762	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	646027	5397938	679-1716468	2.5
33763	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	645897	5397875	679-1716468	2.5
33764	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	645896	5397874	679-1716468	2.5
33765	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640767	5397737	679-1716468	18
33767	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	645840	5403480	679-1716468	2.5
33768	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	645467	5403661	679-1716468	16
33769	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	645086	5403849	679-1716468	2.5
33770	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	644870	5403861	679-1716468	2.5
33771	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	644855	5403880	679-1716468	2.5
33772	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	644955	5403921	679-1716468	2.5
33773	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640447	5398320	679-1716468	2.5
33774	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640448	5398321	679-1716468	2.5
33776	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640474	5398226	679-1716468	2.5
33777	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643070	5405800	679-1716468	2.5
33778	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	642326	5404807	679-1716468	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 343

33779	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641996	5404176	679-1716468	19
33780	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641989	5404163	679-1716468	19
33781	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641924	5403957	679-1716468	58
33782	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641771	5403657	679-1716468	29
33783	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648772	5417911	679-1716469	23
33784	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648772	5417912	679-1716469	47
33785	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647393	5417515	679-1716469	2.5
33786	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647410	5417533	679-1716469	2.5
33787	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647110	5418383	679-1716469	2.5
33788	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	646032	5405009	679-1716469	2.5
33789	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	646022	5405009	679-1716469	2.5
33790	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643463	5405290	679-1716469	2.5
33791	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643842	5405439	679-1716469	2.5
33792	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643891	5405467	679-1716469	25
33801	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643728	5408660	679-1716467	2.5
33802	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643728	5408660	679-1716467	2.5
33803	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643708	5408723	679-1716467	2.5
33804	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643708	5408723	679-1716467	2.5
33805	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	21
33806	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	2.5
33807	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 344

33808	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	2.5
33809	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	2.5
33810	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643758	5408746	679-1716467	2.5
33811	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643764	5408722	679-1716467	31
33812	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643764	5408722	679-1716467	6
33813	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	657336	5414082	679-1716467	2.5
33814	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	657336	5414082	679-1716467	2.5
33815	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	657254	5413619	679-1716467	2.5
33816	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	657253	5413608	679-1716467	2.5
33817	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640675	5398971	679-1716467	10
33818	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640697	5398986	679-1716467	7
33819	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640496	5399378	679-1716467	2.5
33820	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640360	5399499	679-1716467	2.5
33821	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640351	5399503	679-1716467	25
33822	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640351	5399503	679-1716467	2.5
33823	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	640351	5399503	679-1716467	13
33824	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639515	5399925	679-1716467	35
33825	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639504	5399961	679-1716467	163
33826	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639504	5399961	679-1716467	2.5
33827	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	638776	5396011	679-1716467	635
33828	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	638776	5396011	679-1716467	106

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 345

33829	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	638776	5396011	679-1716467	132
33830	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639333	5400179	679-1716467	2.5
33831	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639302	5400228	679-1716467	2.5
33832	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	639107	5400391	679-1716467	38
33833	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648839	5417987	679-1716467	83
33834	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648656	5417782	679-1716467	5
33835	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648655	5417782	679-1716467	15
33836	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648650	5417775	679-1716467	2.5
33837	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648600	5417741	679-1716467	2.5
33838	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	648039	5417317	679-1716467	2.5
33839	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647723	5417394	679-1716467	219
33840	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647667	5417407	679-1716467	209
33841	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647500	5417348	679-1716467	212
33842	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647726	5418114	679-1716467	10
33843	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647728	5418115	679-1716467	127
33844	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647732	5418114	679-1716467	150
33845	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647665	5418084	679-1716467	16
33846	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647666	5418084	679-1716467	10
33847	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647681	5418102	679-1716467	2.5
33848	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647566	5418126	679-1716467	7
33849	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647563	5418126	679-1716467	12

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 346

33850	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647564	5418127	679-1716467	2.5
33901	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643190	5405678	679-1716467	2.5
33902	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643186	5405678	679-1716467	2.5
33903	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643129	5405722	679-1716467	25
33904	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	641017	5403372	679-1716467	2.5
37101	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643133	5404375	679-1716467	2.5
37102	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643674	5404274	679-1716467	2.5
37103	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643674	5404274	679-1716467	2.5
37104	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643675	5404275	679-1716467	2.5
37105	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	644111	5404583	679-1716467	2.5
37106	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	644103	5404580	679-1716467	2.5
37107	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643199	5401858	679-1716467	10
37108	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643216	5403124	679-1716467	5
37109	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643246	5402261	679-1716467	2.5
37110	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643856	5402619	679-1716467	11
37111	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	643486	5402997	679-1716467	1990
37112	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	629958	5385101	679-1716467	11
37113	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	628578	5384854	679-1716467	5312
37114	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	628565	5384853	679-1716467	1222
37115	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	623957	5378839	679-1716467	9
37116	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	623891	5378822	679-1716467	135

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 347

37117	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	624787	5377460	679-1716467	2.5
37118	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	624709	5377405	679-1716467	15
37119	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	624755	5377455	679-1716467	2.5
37120	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653091	5409069	679-1716467	2.5
37121	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652945	5409553	679-1716467	9
37122	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652946	5409554	679-1716467	11
37123	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652941	5409529	679-1716467	2.5
37124	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	628640	5384928	679-1716467	2.5
37125	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	653064	5409823	679-1716467	2.5
37126	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652984	5409970	679-1716467	21
37127	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652988	5409971	679-1716467	2.5
37128	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	652986	5409975	679-1716467	13
37820	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663352	5427679	679-1716469	2.5
37821	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663362	5427676	679-1716469	35
37822	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663457	5427638	679-1716469	2.5
37823	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663458	5427631	679-1716469	237
37824	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663429	5427571	679-1716469	2.5
37825	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	663801	5427326	679-1716469	2.5
37826	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	661980	5427427	679-1716469	2.5
37827	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	661958	5427485	679-1716469	19
37828	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	661940	5427494	679-1716469	68

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 348

37829	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	665929	5430751	679-1716469	2.5
37830	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	665954	5430795	679-1716469	2.5
37831	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	666011	5430862	679-1716469	59
37832	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	666013	5430856	679-1716469	45
37833	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	666014	5430870	679-1716469	241
37834	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	666076	5430933	679-1716469	340
37835	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	666125	5430992	679-1716469	2.5
CCB-1	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647565	5418128	679-1716467	2.5
CCB-2	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647566	5418127	679-1716467	2.5
CCB-3	Queensway	Grab	06/09/2017	NAD27 / UTM zone 21N	647568	5418129	679-1716467	2.5
33601	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659946	5427616	679-1716872	2.5
33602	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659907	5428000	679-1716872	8
33603	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662421	5431389	679-1716872	2.5
33604	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662420	5431389	679-1716872	2.5
33605	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671321	5436052	679-1716872	9
33606	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	670900	5436824	679-1716872	57
33607	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	670814	5436926	679-1716872	2.5
33608	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	670527	5437131	679-1716872	8
33609	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	670811	5436950	679-1716872	2.5
33610	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	670985	5436820	679-1716872	181
33611	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	672377	5437550	679-1716872	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 349

33612	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	672570	5437583	679-1716872	2.5
33613	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	672324	5437353	679-1716872	2.5
33614	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671999	5434856	679-1716872	6
33615	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671995	5434854	679-1716872	2.5
33616	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671970	5434849	679-1716872	2.5
33617	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671946	5434853	679-1716872	2.5
33618	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671708	5435018	679-1716872	2.5
33619	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671702	5435002	679-1716872	2.5
33620	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671689	5435015	679-1716872	2.5
33621	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671805	5434870	679-1716872	2.5
33622	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	672095	5436669	679-1716872	2.5
33623	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	672083	5436635	679-1716872	15
33651	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	666815	5434654	679-1716869	2.5
33652	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	666929	5434721	679-1716869	2.5
33653	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	666948	5434763	679-1716869	5
33654	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662949	5431603	679-1716869	2.5
33655	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662945	5431603	679-1716869	2.5
33656	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662946	5431601	679-1716869	2.5
33657	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662717	5431304	679-1716869	2.5
33658	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662718	5431301	679-1716869	2.5
33659	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662716	5431350	679-1716869	8

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 350

33660	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662593	5431217	679-1716869	2.5
36001	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	653906	5437185	679-1716868	5
36002	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	653905	5437184	679-1716868	2.5
36003	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	654350	5439272	679-1716868	2.5
36004	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	653519	5436412	679-1716868	2.5
36005	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651953	5436987	679-1716868	5
36006	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	652030	5435897	679-1716868	233
36007	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	652031	5435898	679-1716868	556
36008	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651873	5435990	679-1716868	2.5
36009	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651743	5436023	679-1716868	2.5
36010	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651742	5436029	679-1716868	2.5
36011	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651801	5436810	679-1716868	2.5
36012	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	654729	5439145	679-1716868	2.5
36013	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659249	5427519	679-1716868	2.5
36014	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659258	5427516	679-1716868	2.5
36015	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659254	5427512	679-1716868	2.5
36051	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	649281	5438557	679-1716868	61
36052	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	649186	5438415	679-1716868	2.5
36053	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	649866	5439891	679-1716868	18
36054	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651862	5439753	679-1716868	2.5
36055	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651834	5439730	679-1716868	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 351

36056	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651777	5437112	679-1716868	24
36057	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	652200	5437184	679-1716868	2.5
36058	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	652050	5439172	679-1716868	7
36059	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	652050	5439170	679-1716868	2.5
36101	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	653119	5435303	679-1716868	2.5
36102	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	653382	5435519	679-1716868	2.5
36103	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	657267	5443656	679-1716868	2.5
36104	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	656835	5443263	679-1716868	2.5
36151	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650995	5438700	679-1716873	2.5
36152	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	651005	5438698	679-1716873	22
36153	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650999	5438696	679-1716873	2.5
36154	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650985	5438297	679-1716873	34
36155	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650419	5435416	679-1716873	2.5
36156	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650047	5435582	679-1716873	2.5
36157	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650078	5435845	679-1716873	10
36158	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	649850	5436160	679-1716873	2.5
36159	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650594	5434869	679-1716873	2.5
36160	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	650421	5434711	679-1716873	17
37846	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	659857	5427941	679-1716872	2.5
37847	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	667312	5434597	679-1716872	2.5
37848	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	667344	5434644	679-1716872	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 352

37849	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671173	5436454	679-1716872	2.5
37850	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	671172	5436455	679-1716872	412
37874	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660638	5423966	679-1716869	2.5
37875	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660633	5423966	679-1716869	2.5
37876	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660630	5423962	679-1716869	19
37877	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660619	5423942	679-1716869	5
37878	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660348	5423635	679-1716869	2.5
37879	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662203	5424929	679-1716869	6
37880	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662413	5424929	679-1716869	256
37881	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	662396	5425024	679-1716869	2.5
37882	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	647960	5418188	679-1716869	2.5
37883	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	647989	5418166	679-1716869	2.5
37884	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	647988	5418166	679-1716869	23
37885	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	648147	5418397	679-1716869	5
37886	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	648140	5418397	679-1716869	2.5
37887	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	648133	5418407	679-1716869	12
37888	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	666831	5434907	679-1716869	2.5
37889	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660044	5427964	679-1716869	2.5
37890	Queensway	Grab	11/10/2017	NAD27 / UTM zone 21N	660047	5427960	679-1716869	2.5
33624	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671841	5435404	679-1716977	61
33625	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671827	5434344	679-1716977	11

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 353

33626	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671942	5435164	679-1716977	10
33627	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671732	5435233	679-1716977	2.5
33628	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671053	5436741	679-1716977	2.5
33629	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671672	5434607	679-1716977	2.5
33630	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671725	5434628	679-1716977	2.5
33631	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	679788	5427339	679-1716977	2.5
33632	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	659759	5427417	679-1716977	2.5
33633	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	659756	5427449	679-1716977	2.5
33634	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	659670	5427521	679-1716977	2.5
33635	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	659613	5427558	679-1716977	2.5
33636	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	659601	5427599	679-1716977	33
33637	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671843	5435409	679-1716977	61
33638	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671612	5435188	679-1716977	2.5
33639	Queensway	Grab	19/10/2017	NAD27 / UTM zone 21N	671658	5435167	679-1716977	5
33551	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	669015	5432036	679-1717333	2.5
33552	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	668899	5431928	679-1717333	11
33553	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659177	5427874	679-1717333	5
33554	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659338	5427949	679-1717333	2.5
33555	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659235	5427898	679-1717333	2.5
33556	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659383	5427932	679-1717333	2.5
33557	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659420	5427948	679-1717333	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 354

33558	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659469	5427581	679-1717333	2.5
33559	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659477	5427585	679-1717333	2.5
33560	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659385	5427648	679-1717333	11
33561	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659390	5427649	679-1717333	2.5
33562	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659651	5427615	679-1717333	10
33563	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	659656	5427626	679-1717333	2.5
36301	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	665867	5432081	679-1717333	13
36302	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	665868	5432086	679-1717333	14
36303	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	665868	5432087	679-1717333	350
36304	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	664757	5430337	679-1717333	446
36305	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	664767	5430329	679-1717333	26
36306	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	664768	5430324	679-1717333	171
36307	Queensway	Grab	07/11/2017	NAD27 / UTM zone 21N	664767	5430327	679-1717333	96
33640	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	672167	5435628	679-1717495	2.5
33641	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	671421	5435382	679-1717495	25
33642	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	671435	5435342	679-1717495	2.5
33643	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	658601	5432146	679-1717495	2.5
33644	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	668679	5432081	679-1717495	2.5
33645	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	668682	5432077	679-1717495	2.5
33646	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	668616	5432072	679-1717495	2.5
33647	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	668593	5432087	679-1717495	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 355

33648	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	668557	5432093	679-1717495	8
36308	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665935	5430645	679-1717494	2899
36309	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665931	5430646	679-1717494	825
36310	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665933	5430647	679-1717494	41
36311	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665931	5430647	679-1717494	246
36312	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665931	5430648	679-1717494	2.5
36313	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665932	5430645	679-1717494	13
36314	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665932	5430647	679-1717494	2.5
36315	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665930	5430648	679-1717494	2.5
36316	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665932	5430646	679-1717494	2.5
36317	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665930	5430646	679-1717494	6
36318	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	665929	5430644	679-1717494	2.5
36319	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664803	5430333	679-1717494	242
36320	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664806	5430332	679-1717494	1215
36321	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664805	5430335	679-1717494	1333
36322	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664807	5430330	679-1717494	15786
36323	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664800	5430334	679-1717494	2469
36324	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664810	5430336	679-1717494	11707
36325	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664806	5430340	679-1717494	2076
36326	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	664809	5430321	679-1717494	1189
36327	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661495	5424800	679-1717494	156

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 356

36328	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661492	5424806	679-1717494	4277
36329	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661485	5424800	679-1717494	89
36330	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661483	5424806	679-1717494	861
36331	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661483	5424787	679-1717494	149
36332	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661483	5424784	679-1717494	148
36333	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661489	5424793	679-1717494	259
36334	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661488	5424772	679-1717494	103
36335	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661493	5424779	679-1717494	242
36336	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661494	5424790	679-1717494	96
36337	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661493	5424795	679-1717494	2.5
36338	Queensway	Grab	23/11/2017	NAD27 / UTM zone 21N	661500	5424804	679-1717494	364
33701	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	664083	5429100	679-187800	20
33702	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	664083	5429100	679-187800	223
36751	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667350	5439651	679-187800	6
36752	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667352	5439642	679-187800	2.5
36753	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677340	5439638	679-187800	179
36754	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667342	5439638	679-187800	3486
36755	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667366	5439627	679-187800	5
36756	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677331	5439619	679-187800	1107
36757	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677325	5439616	679-187800	9217
36758	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667328	5439612	679-187800	1994

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 357

36759	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	667326	5439610	679-187800	127
36760	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677322	5439610	679-187800	1395
36761	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677301	5439572	679-187800	5
36762	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677296	5439564	679-187800	11
36763	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677297	5439566	679-187800	2.5
36764	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677290	5439571	679-187800	21
36765	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677289	5439561	679-187800	2.5
36766	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677407	5439637	679-187800	23
36767	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677416	5439649	679-187800	6
36768	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677433	5439645	679-187800	2.5
36769	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677436	5439650	679-187800	2.5
36770	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	677435	5439656	679-187800	2.5
36851	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	679440	5440339	679-187800	2.5
36852	Queensway	Grab	02/01/2018	NAD27 / UTM zone 21N	676946	5440996	679-187800	97
BGBT001	Queensway	Grab	07/06/2018	NAD27 / UTM zone 21N	616890	5438932	SD18159461		0.0005
BGBT002	Queensway	Grab	07/06/2018	NAD27 / UTM zone 21N	616890	5438932	SD18159461		0.0005
BGBT003	Queensway	Grab	07/06/2018	NAD27 / UTM zone 21N	616890	5438932	SD18159461		0.0005
BGBT004	Queensway	Grab	07/06/2018	NAD27 / UTM zone 21N	616890	5438932	SD18159461		0.0005
201	Queensway	Grab	15/06/2018	NAD27 / UTM zone 21N	656853	5425005	SD18150192		0.998
202	Queensway	Grab	15/06/2018	NAD27 / UTM zone 21N	656017	5425531	SD18150192		0.84
203	Queensway	Grab	15/06/2018	NAD27 / UTM zone 21N	656722	5425064	SD18150192		0.122

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 358

204	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	658858	5428143	SD18150192	10	6.31
205	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	656734	5424956	SD18150192	0.851
206	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	656872	5425237	SD18150192	0.444
207	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	658620	5428537	SD18150192	0.714
208	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	658620	5428537	SD18150192	1.225
209	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	630486	5386366	SD18150192	0.077
210	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	657770	5428334	SD18150192	4.41
211	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	657864	5427147	SD18150192	1.15
212	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	658019	5427243	SD18150192	0.398
213	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	661480	5424787	SD18150192	0.342
214	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	661587	5424935	SD18150192	1.365
215	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	664498	5430084	SD18150192	10	17.05
216	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	630482	5386358	SD18150192	0.071
217	Queensway	Grab	15/06/2018		NAD27 / UTM zone 21N	574926	5651838	SD18150192	0.058
33401	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676133	5440441	SD18159461	0.002
33402	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676131	5440438	SD18159461	0.0005
33403	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676259	5440440	SD18159461	0.002
33404	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676441	5440983	SD18159461	0.005
33405	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676439	5440982	SD18159461	0.0005
33406	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676672	5441391	SD18159461	0.0005
33407	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676731	5441266	SD18159461	0.007

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 359

33408	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676718	5441263	SD18159461	0.0005
33409	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	676738	5441248	SD18159461	0.0005
33410	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676545	5439697	SD18159461	0.0005
33413	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676588	5437760	SD18159461	0.028
33414	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	676238	5437619	SD18159461	0.0005
33415	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	679918	5441291	SD18159461	0.091
33416	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	671791	5434322	SD18159461	0.0005
33417	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	672158	5436354	SD18159461	0.043
33418	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	672149	5436379	SD18159461	0.0005
33419	Queensway	Grab	25/07/2018	Subcrop	NAD27 / UTM zone 21N	672154	5436369	SD18159461	0.005
33420	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	678310	5439297	SD18172807	0.0005
33421	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	678225	5439089	SD18172807	0.0005
33422	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	677725	5437140	SD18172807	0.0005
33423	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	670148	5436398	SD18172807	0.24
33424	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	670147	5436397	SD18172807	0.0005
33425	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	670164	5436409	SD18172807	0.289
33426	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	670163	5435408	SD18172807	0.0005
33427	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	670615	5437138	SD18172807	0.021
33428	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	670608	5437140	SD18172807	0.0005
33429	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	667598	5432618	SD18172807	0.0005
33430	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	667616	5432738	SD18172807	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 360

33431	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	666564	5430431	SD18172807	0.014
33432	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	666490	5427891	SD18172807	0.001
33433	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	666857	5428333	SD18172807	0.0005
33434	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	667232	5428501	SD18172807	0.0005
33435	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	665602	5427269	SD18172807	0.0005
33436	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	667219	5428582	SD18172807	0.0005
33437	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	667409	5428676	SD18172807	0.0005
33438	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	667413	5428676	SD18172807	0.0005
33439	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668579	5430304	SD18172807	0.0005
33440	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668586	5430302	SD18172807	0.0005
33441	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668583	5430245	SD18172807	0.0005
33442	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668584	5430237	SD18172807	0.0005
33443	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	668606	5430023	SD18172807	0.0005
33444	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	668664	5430868	SD18172807	0.0005
33445	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	668780	5431052	SD18172807	0.0005
33446	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668470	5431066	SD18172807	0.003
33447	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668493	5431093	SD18172807	0.003
33448	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668264	5430806	SD18172807	0.0005
33301	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	677716.39 07	5441164.2 01	SD18159461	0.001
33302	Queensway	Grab	25/07/2018	Subcrop	NAD27 / UTM zone 21N	677528.21 5	5441167.7 24	SD18159461	0.0005
33303	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	677257.25 75	5441339.9 48	SD18159461	0.003

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 361

33304	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	677250.00 71	5441340.4 95	SD18159461	0.002
33411	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	676206	5439524	SD18159461	0.005
33412	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	676205	5439523	SD18159461	0.928
33228	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656061	5419759	SD18206074	0.004
33229	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656060	5419760	SD18206074	0.0005
33230	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	657060	5423960	SD18206073	0.0005
33231	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656238	5425513	SD18206073	0.0005
33232	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656210	5425529	SD18206073	0.0005
33233	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656214	5425525	SD18206073	0.0005
33234	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656205	5425532	SD18206073	0.0005
33235	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656192	5425542	SD18206073	0.0005
33237	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656225	5423614	SD18206073	0.697
33238	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	655444	5421795	SD18206073	0.018
33239	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656203	5419966	SD18206074	0.0005
33240	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656200	5419969	SD18206074	0.012
33241	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	656201	5419968	SD18206074	0.008
33242	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	654832	5419114	SD18206074	0.0005
33243	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	654827	5419113	SD18206074	0.001
33244	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	654346	5418027	SD18206074	0.0005
33245	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	654207	5417682	SD18206074	0.005
33246	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	654255	5417720	SD18206074	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 362

33247	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	654270	5417744	SD18206074	0.012
33248	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	654263	5417742	SD18206074	0.0005
33249	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	654167	5417582	SD18206074	0.004
33250	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	654164	5417537	SD18206074	0.05
33251	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	654170	5417524	SD18206074	0.016
33252	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	653812	5416968	SD18206074	0.001
33253	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	653832	5416957	SD18206074	0.0005
33254	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652060	5415375	SD18206074	0.0005
33255	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652114	5415958	SD18206074	0.0005
33256	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652132	5415959	SD18206074	0.0005
33257	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652170	5416209	SD18206074	0.008
33258	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652161	5416206	SD18206074	0.015
33259	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652807	5417871	SD18206074	0.0005
33261	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652497	5417329	SD18206074	0.0005
33262	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	651794	5416410	SD18206074	0.0005
33263	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648964	5414464	SD18206074	0.0005
33264	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648959	5414465	SD18206074	0.003
33265	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648953	5414467	SD18206074	0.024
33266	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648335	5414202	SD18206074	0.022
33267	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648290	5414180	SD18206074	0.001
33268	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648265	5414170	SD18206074	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 363

33269	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648168	5414142	SD18206074	0.02
33271	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	648171	5414138	SD18206074	0.067
33272	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	647693	5414013	SD18206074	0.006
33273	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	647937	5414109	SD18206074	0.019
33274	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	657604	5426442	SD18206073	0.225
33275	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	657207	5426393	SD18206073	0.041
33276	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	658657	5425527	SD18206073	0.136
33277	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	662571	5426903	SD18206077	0.0005
33278	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	663002	5426577	SD18206077	1.43
33279	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	663295	5427316	SD18206077	10	13.25
33281	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	663279	5427326	SD18206077	0.013
33282	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	662576	5426535	SD18206077	0.0005
33283	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	662602	5425671	SD18206077	0.001
33284	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	662682	5425859	SD18206077	0.17
33285	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	662687	5425864	SD18206077	0.0005
33305	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652034	5435873	SD18206075	0.392
33306	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652036	5435873	SD18206075	0.743
33307	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652036	5435876	SD18206075	0.33
33308	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	652004	5435856	SD18206075	0.585
33309	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	649710	5414546	SD18206074	1.34
33310	Queensway	Grab	25/07/2018	NAD27 / UTM zone 21N	649700	5414549	SD18206074	0.021

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 364

33311	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649602	5414477	SD18206074	0.001
33312	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649536	5414400	SD18206074	0.071
33313	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649496	5414382	SD18206074	0.002
33314	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649203	5414470	SD18206074	0.006
33315	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649204	5414472	SD18206074	0.0005
33316	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649202	5414464	SD18206074	1.285
33317	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	649197	5414459	SD18206074	3.02
218	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	604164	5367849	SD18185167	1.68
219	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	664052	5429093	SD18185167	0.005
33201	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	640910	5403205	SD18185167	0.643
33202	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641936	5403995	SD18185167	0.1
33203	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641942	5403981	SD18185167	0.015
33204	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641934	5403961	SD18185167	0.009
33205	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641891	5403866	SD18185167	0.063
33206	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	641855	5403773	SD18185167	0.11
33207	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641831	5403739	SD18185167	0.0005
33208	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641796	5403694	SD18185167	0.246
33209	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641779	5403671	SD18185167	0.006
33210	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641775	5403667	SD18185167	0.017
33211	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641765	5403646	SD18185167	4
33212	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	641737	5403611	SD18185167	0.735

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 365

33213	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	662244	5425734	SD18185167	0.0005
33214	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	662247	5425721	SD18185167	0.0005
33215	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	661885	5425827	SD18185167	0.0005
33216	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	645272	5392763	SD18185167	0.073
33217	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	645250	5392744	SD18185167	1.91
33218	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	642350	5391785	SD18185167	0.0005
33219	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	656209	5421540	SD18185167	0.178
33220	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	656208	5421539	SD18185167	0.0005
33221	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	656935	5421802	SD18185167	0.054
33222	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	657160	5421948	SD18185167	0.026
33223	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	659054	5422741	SD18185167	0.074
33224	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	659090	5422728	SD18185167	0.0005
33225	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	657705	5423798	SD18185167	0.0005
33226	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	657943	5424527	SD18185167	0.0005
33227	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	657664	5424508	SD18185167	0.057
33449	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	668990	5431159	SD18185167	0.0005
33450	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	668706	5431380	SD18185167	0.0005
36351	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635692	5385004	SD18185167	0.0005
36352	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635691	5385078	SD18185167	0.0005
36353	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635684	5385286	SD18185167	0.0005
36354	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635790	5385676	SD18185167	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 366

36355	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635801	5385666	SD18185167	0.0005
36356	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635834	5385626	SD18185167	0.0005
36357	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635334	5385767	SD18185167	0.481
36358	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636746	5384410	SD18185167	0.0005
36359	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636733	5384382	SD18185167	0.0005
36360	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636710	5384324	SD18185167	0.0005
36361	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636708	5384311	SD18185167	0.0005
36362	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636708	5384311	SD18185167	0.0005
36363	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636832	5384674	SD18185167	0.0005
36364	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636836	5384689	SD18185167	0.0005
36365	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636720	5384889	SD18185167	0.0005
36366	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636156	5384997	SD18185167	0.0005
36367	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636064	5385873	SD18185167	0.0005
36368	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636048	5385863	SD18185167	0.0005
36369	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636024	5385840	SD18185167	0.0005
36370	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635969	5385810	SD18185167	0.203
36371	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635880	5385799	SD18185167	0.0005
36372	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	635792	5385896	SD18185167	0.0005
36373	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635751	5385896	SD18185167	0.0005
36374	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635724	5385938	SD18185167	0.0005
36375	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635690	5385945	SD18185167	0.001

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 367

36376	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636028	5385138	SD18185167	0.0005
36377	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636011	5385123	SD18185167	0.0005
36378	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	636079	5385234	SD18185167	0.0005
36379	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636074	5385258	SD18185167	0.0005
36380	Queensway	Grab	25/07/2018	Float	NAD27 / UTM zone 21N	635979	5385352	SD18185167	0.0005
36381	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636041	5385265	SD18185167	0.0005
36382	Queensway	Grab	25/07/2018	Outcrop	NAD27 / UTM zone 21N	636023	5385102	SD18185167	0.0005
37251	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	631437.34 34	5387908.0 8	SD18185167	0.721
37252	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	631431.06 79	5387861.2 23	SD18185167	1.565
37253	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	631422.39 92	5387866.2 4	SD18185167	6.59
37254	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	631463.25 09	5387849.9 6	SD18185167	0.038
37255	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	631335.39 24	5388100.6 5	SD18185167	0.01
37257	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629169.91 22	5388497.6 32	SD18185167	0.0005
37258	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629696.57 75	5386537.5 58	SD18185167	0.0005
37259	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629737.32 51	5386529.1 58	SD18185167	0.0005
37260	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629168.49 77	5388501.3 84	SD18185167	0.002
37261	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629169.70 02	5388497.1 8	SD18185167	0.0005
37262	Queensway	Grab	25/07/2018		NAD27 / UTM zone 21N	629164.70 01	5388496.7 38	SD18185167	0.0005
33286	Queensway	Grab	10/08/2018	Float	NAD27 / UTM zone 21N	661621	5426418	SD18226662	0.002
33287	Queensway	Grab	10/08/2018	Float	NAD27 / UTM zone 21N	661616	5426419	SD18226662	0.0005
X942101	Queensway	Grab	13/08/2018	Outcrop	NAD27 / UTM zone 21N	659073	5423324	SD18226664	0.021

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 368

X942102	Queensway	Grab	13/08/2018	Outcrop	NAD27 / UTM zone 21N	658969	5423033	SD18226664	0.0005
X942103	Queensway	Grab	13/08/2018	Outcrop	NAD27 / UTM zone 21N	658914	5422915	SD18226664	0.014
33288	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	653047	5421047	SD18226664	0.011
33289	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	652912	5420993	SD18226664	0.003
33291	Queensway	Grab	14/08/2018	Float	NAD27 / UTM zone 21N	652891	5420871	SD18226664	0.001
33292	Queensway	Grab	14/08/2018	Float	NAD27 / UTM zone 21N	651892	5420872	SD18226664	0.024
33293	Queensway	Grab	14/08/2018	Float	NAD27 / UTM zone 21N	652783	5420730	SD18226664	0.0005
33294	Queensway	Grab	14/08/2018	Float	NAD27 / UTM zone 21N	652371	5420331	SD18226664	0.013
33295	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	652277	5420229	SD18226664	0.001
33296	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	652250	5420217	SD18226664	0.001
33297	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	652234	5420206	SD18226664	0.015
33298	Queensway	Grab	14/08/2018	Outcrop	NAD27 / UTM zone 21N	652225	5420199	SD18226664	0.003
33299	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651251	5419758	SD18226664	0.061
36383	Queensway	Grab	15/08/2018	Float	NAD27 / UTM zone 21N	635598	5384892	SD18226664	0.0005
X942051	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651257	5419762	SD18226664	0.04
X942052	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651277	5419771	SD18226664	0.119
X942053	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651291	5419780	SD18226664	0.214
X942054	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651342	5419807	SD18226664	0.099
X942055	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651355	5419814	SD18226664	0.305
X942056	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651418	5419845	SD18226664	0.194
X942057	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651429	5419848	SD18226664	0.022

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 369

X942058	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	651448	5419854	SD18226664	0.027
X942104	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	652288	5420229	SD18226664	0.003
X942105	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	652268	5420219	SD18226664	0.013
X942106	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	652266	5420216	SD18226664	0.005
X942107	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	652263	5420214	SD18226664	0.009
X942108	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	652246	5420214	SD18226664	0.0005
X942351	Queensway	Grab	15/08/2018	Float	NAD27 / UTM zone 21N	583650	5516866	SD18226664	0.014
X942352	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	583756	5517045	SD18226664	0.124
X942353	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	583803	5517007	SD18226664	0.019
X942354	Queensway	Grab	15/08/2018	Outcrop	NAD27 / UTM zone 21N	583804	5517008	SD18226664	0.04
X942355	Queensway	Grab	15/08/2018	Float	NAD27 / UTM zone 21N	583799	5517000	SD18226664	0.087
X942059	Queensway	Grab	16/08/2018	Float	NAD27 / UTM zone 21N	644427	5414251	SD18226664	0.0005
X942061	Queensway	Grab	16/08/2018	Float	NAD27 / UTM zone 21N	644435	5414256	SD18226664	0.0005
X942062	Queensway	Grab	16/08/2018	Float	NAD27 / UTM zone 21N	644491	5414323	SD18226664	0.0005
X942063	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	650988	5419658	SD18226664	0.647
X942064	Queensway	Grab	17/08/2018	Float	NAD27 / UTM zone 21N	650854	5419729	SD18226664	0.052
X942065	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	650602	5420093	SD18226664	0.001
X942066	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	650600	5420094	SD18226664	0.019
X942067	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	650599	5420095	SD18226664	0.001
X942201	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	651068	5419671	SD18226664	0.0005
X942202	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	651124	5419710	SD18226664	0.052

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 370

X942203	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	651167	5419728	SD18226664	1.185
X942204	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	651177	5419727	SD18226664	0.027
X942205	Queensway	Grab	17/08/2018	Outcrop	NAD27 / UTM zone 21N	651219	5419745	SD18226664	0.593
X942109	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	644253	5413416	SD18226664	0.0005
X942111	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	644273	5413403	SD18226664	0.0005
X942112	Queensway	Grab	20/08/2018	Float	NAD27 / UTM zone 21N	644127	5413002	SD18226664	0.0005
X942113	Queensway	Grab	20/08/2018	Float	NAD27 / UTM zone 21N	644099	5412995	SD18226664	0.0005
X942206	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635777	5384575	SD18226664	0.0005
X942207	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635789	5384510	SD18226664	0.0005
X942208	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635800	5384500	SD18226664	0.0005
X942209	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635816	5384488	SD18226664	0.0005
X942211	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635889	5384463	SD18226664	0.0005
X942212	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635887	5384463	SD18226664	0.0005
X942213	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635981	5384385	SD18226664	0.0005
X942214	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635989	5384408	SD18226664	0.0005
X942215	Queensway	Grab	20/08/2018	Outcrop	NAD27 / UTM zone 21N	635982	5384429	SD18226664	0.0005
X942216	Queensway	Grab	20/08/2018	Float	NAD27 / UTM zone 21N	635928	5384428	SD18226664	0.0005
X942114	Queensway	Grab	21/08/2018	Subcrop	NAD27 / UTM zone 21N	651196	5419729	SD18226664	0.197
X942115	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	651295	5419971	SD18226664	0.165
X942116	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	651284	5419794	SD18226664	0.088
X942217	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	635876	5384749	SD18226664	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 371

X942218	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	636141	5384268	SD18226664	0.0005
X942219	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	636181	5384275	SD18226664	0.0005
X942221	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	636220	5384260	SD18226664	0.0005
X942222	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	636369	5383746	SD18226664	0.0005
X942224	Queensway	Grab	21/08/2018	Outcrop	NAD27 / UTM zone 21N	644743	5414952	SD18226664	0.0005
X942356	Queensway	Grab	21/08/2018	Float	NAD27 / UTM zone 21N	630655	5386157	SD18226664	0.0005
X942357	Queensway	Grab	21/08/2018	Float	NAD27 / UTM zone 21N	630658	5386157	SD18226664	0.0005
X942358	Queensway	Grab	21/08/2018	Float	NAD27 / UTM zone 21N	630483	5386386	SD18226664	0.042
X942359	Queensway	Grab	21/08/2018	Float	NAD27 / UTM zone 21N	630860	5388226	SD18226664	0.0005
X942223	Queensway	Grab	22/08/2018	Outcrop	NAD27 / UTM zone 21N	644791	5414951	SD18226664	0.0005
X942225	Queensway	Grab	22/08/2018	Outcrop	NAD27 / UTM zone 21N	643024	5411433	SD18226664	0.0005
X942226	Queensway	Grab	22/08/2018	Float	NAD27 / UTM zone 21N	643236	5411407	SD18226664	0.0005
X942227	Queensway	Grab	23/08/2018	Float	NAD27 / UTM zone 21N	634589	5382697	SD18226664	0.0005
X942228	Queensway	Grab	23/08/2018	Float	NAD27 / UTM zone 21N	634598	5382696	SD18226664	0.071
X942229	Queensway	Grab	23/08/2018	Float	NAD27 / UTM zone 21N	634515	5382719	SD18226664	0.0005
X942231	Queensway	Grab	24/08/2018	Outcrop	NAD27 / UTM zone 21N	634888	5381496	SD18226664	0.006
X942361	Queensway	Grab	24/08/2018	Float	NAD27 / UTM zone 21N	633747	5389575	SD18226664	0.0005
X942362	Queensway	Grab	24/08/2018	Float	NAD27 / UTM zone 21N	633838	5389595	SD18226664	0.202
X942232	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	636807	5384561	SD18226664	0.0005
X942233	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	636815	5384568	SD18226664	0.0005
X942234	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	636844	5384674	SD18226664	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 372

X942235	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	636876	5384895	SD18226664	0.0005
X942236	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	637047	3585226	SD18226664	0.0005
X942237	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	637047	5385243	SD18226664	0.0005
X942238	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	637014	5385220	SD18226664	0.0005
X942239	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	636991	5385194	SD18226664	0.0005
X942363	Queensway	Grab	27/08/2018	Float	NAD27 / UTM zone 21N	642768	5410843	SD18226664	0.0005
X942364	Queensway	Grab	27/08/2018	Outcrop	NAD27 / UTM zone 21N	642107	5410072	SD18226664	0.02
X942241	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	639841	5388721	SD18226664	0.005
X942242	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	639521	5388772	SD18226664	0.0005
X942243	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	639540	5388786	SD18226664	0.0005
X942244	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	639549	5388798	SD18226664	0.0005
X942245	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	639568	5388803	SD18226664	0.004
X942365	Queensway	Grab	28/08/2018	Float	NAD27 / UTM zone 21N	642070	5409518	SD18226664	0.0005
X942366	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	641921	5409570	SD18226664	0.0005
X942367	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	642109	5410078	SD18226664	0.0005
X942368	Queensway	Grab	28/08/2018	Outcrop	NAD27 / UTM zone 21N	642102	5410074	SD18226664	0.02
X942001	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	668770	5426138	SD18226662	0.0005
X942002	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	668770	5426138	SD18226662	0.0005
X942003	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	668764	5426176	SD18226662	0.0005
X942004	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	668764	5426176	SD18226662	0.0005
X942151	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639261	5388374	SD18226664	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 373

X942152	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639204	5388374	SD18226664	0.0005
X942153	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639192	5388369	SD18226664	0.0005
X942154	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639198	5388355	SD18226664	0.0005
X942246	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639440	5388670	SD18226664	0.0005
X942247	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639404	5388675	SD18226664	0.0005
X942248	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639331	5388604	SD18226664	0.0005
X942249	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	639320	5388576	SD18226664	0.0005
X942369	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	646134	5417819	SD18226664	0.0005
X942371	Queensway	Grab	29/08/2018	Outcrop	NAD27 / UTM zone 21N	646116	5417801	SD18226664	0.0005
X942155	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641233	5390827	SD18226664	0.01
X942156	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641218	5390834	SD18226664	0.0005
X942157	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641212	5390834	SD18226664	0.0005
X942158	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641094	5390720	SD18226664	0.0005
X942159	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641129	5390754	SD18226664	0.0005
X942372	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	646113	5417799	SD18226664	0.0005
X942373	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641776	5391679	SD18226664	0.0005
X942374	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641819	5391694	SD18226664	0.0005
X942375	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641913	5391680	SD18226664	0.0005
X942376	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	641946	5391676	SD18226664	0.0005
X942377	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	642176	5391756	SD18226664	0.0005
X942378	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	642239	5391799	SD18226664	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 374

X942379	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	642494	5392014	SD18226664	0.0005
X942381	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	642490	5392010	SD18226664	0.002
X942382	Queensway	Grab	31/08/2018	Outcrop	NAD27 / UTM zone 21N	642495	5392009	SD18226664	0.0005
X942122	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	646699	5419278	SD18248862	0.002
X942123	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	646699	5419280	SD18248862	0.0005
X942124	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	646710	5419164	SD18248862	0.0005
X942125	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	646722	5419142	SD18248862	0.0005
X942126	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	646720	5419146	SD18248862	0.0005
X942127	Queensway	Grab	05/09/2018	Float	NAD27 / UTM zone 21N	647169	5421613	SD18248862	0.0005
X942128	Queensway	Grab	05/09/2018	Float	NAD27 / UTM zone 21N	647214	5421562	SD18248862	0.0005
X942162	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	638689	5387588	SD18248862	0.0005
X942163	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	638700	5387586	SD18248862	0.0005
X942164	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	638708	5387594	SD18248862	0.0005
X942165	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	638693	5387592	SD18248862	0.0005
X942166	Queensway	Grab	05/09/2018	Outcrop	NAD27 / UTM zone 21N	638720	5387656	SD18248862	0.002
X942129	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	640082	5403193	SD18248862	0.0005
X942167	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	638745	5387678	SD18248862	0.0005
X942168	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	638753	5387692	SD18248862	0.0005
X942169	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	638778	5387682	SD18248862	0.0005
X942383	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	629203	5384610	SD18248862	0.0005
X942384	Queensway	Grab	07/09/2018	Outcrop	NAD27 / UTM zone 21N	631034	5383520	SD18248862	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 375

X942131	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642741	5392210	SD18248862	0.0005
X942132	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642755	5392196	SD18248862	0.0005
X942133	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642795	5392218	SD18248862	0.0005
X942134	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642811	5392216	SD18248862	0.0005
X942135	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642833	5392240	SD18248862	0.004
X942136	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642857	5392253	SD18248862	0.0005
X942137	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	642857	5392251	SD18248862	0.0005
X942138	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643124	5392300	SD18248862	0.0005
X942139	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643129	5392301	SD18248862	0.002
X942141	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643129	5392292	SD18248862	0.001
X942142	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643130	5392300	SD18248862	0.003
X942143	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643131	5392296	SD18248862	0.0005
X942144	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643184	5392290	SD18248862	0.0005
X942145	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	643194	5392295	SD18248862	0.0005
X942171	Queensway	Grab	10/09/2018	Float	NAD27 / UTM zone 21N	637359	5388135	SD18248862	0.001
X942172	Queensway	Grab	10/09/2018	Float	NAD27 / UTM zone 21N	637368	5388364	SD18248862	0.0005
X942173	Queensway	Grab	10/09/2018	Float	NAD27 / UTM zone 21N	637317	5388344	SD18248862	0.0005
X942174	Queensway	Grab	10/09/2018	Float	NAD27 / UTM zone 21N	637259	5388298	SD18248862	0.001
X942385	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	628371	5384030	SD18248862	0.0005
X942386	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	628224	5384119	SD18248862	0.0005
X942387	Queensway	Grab	10/09/2018	Float	NAD27 / UTM zone 21N	628185	5384513	SD18248862	0.001

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 376

X942388	Queensway	Grab	10/09/2018	Outcrop	NAD27 / UTM zone 21N	628185	5384153	SD18248862	0.0005
X942146	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	651516	5438463	SD18248862	0.0005
X942147	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	651334	5436662	SD18248864	0.001
X942148	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	651317	5438788	SD18248864	0.001
X942175	Queensway	Grab	11/09/2018	Outcrop	NAD27 / UTM zone 21N	640097	5435582	SD18248864	0.001
X942176	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	650049	5345735	SD18248864	0.0005
X942177	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	699422	5436275	SD18248864	0.0005
X942178	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	639388	5435770	SD18248864	0.0005
X942179	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	649223	5435446	SD18248864	0.0005
X942181	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	649312	5435244	SD18248864	0.0005
X942182	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	649059	5434671	SD18248864	0.0005
X942183	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	648647	5434399	SD18248864	0.0005
X942389	Queensway	Grab	11/09/2018	Outcrop	NAD27 / UTM zone 21N	651098	5440387	SD18248864	0.0005
X942391	Queensway	Grab	11/09/2018	Float	NAD27 / UTM zone 21N	650857	5440790	SD18248864	0.001
X942392	Queensway	Grab	11/09/2018	Outcrop	NAD27 / UTM zone 21N	650983	5440802	SD18248864	0.0005
X942393	Queensway	Grab	11/09/2018	Outcrop	NAD27 / UTM zone 21N	651015	5440805	SD18248864	0.0005
X942184	Queensway	Grab	13/09/2018	Float	NAD27 / UTM zone 21N	650533	5435524	SD18248864	0.0005
X942185	Queensway	Grab	13/09/2018	Float	NAD27 / UTM zone 21N	650569	5435600	SD18248864	0.002
X942186	Queensway	Grab	13/09/2018	Float	NAD27 / UTM zone 21N	650570	5435708	SD18248864	0.0005
X942187	Queensway	Grab	13/09/2018	Float	NAD27 / UTM zone 21N	651426	5436108	SD18248864	0.001
X942188	Queensway	Grab	13/09/2018	Outcrop	NAD27 / UTM zone 21N	651437	5436131	SD18248864	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 377

X942189	Queensway	Grab	13/09/2018	Float	NAD27 / UTM zone 21N	652160	5435276	SD18248864	0.0005
X942149	Queensway	Grab	13/09/2018	Outcrop	NAD27 / UTM zone 21N	651403	5436124	SD18248864	0.0005
X942191	Queensway	Grab	14/09/2018	Outcrop	NAD27 / UTM zone 21N	650702	5440815	SD18248864	0.0005
X942192	Queensway	Grab	14/09/2018	Outcrop	NAD27 / UTM zone 21N	650613	5440619	SD18248864	0.0005
X942193	Queensway	Grab	14/09/2018	Float	NAD27 / UTM zone 21N	652508	543790	SD18248864	0.0005
X942194	Queensway	Grab	17/09/2018	Float	NAD27 / UTM zone 21N	652900	5435279	SD18248864	0.0005
X942195	Queensway	Grab	17/09/2018	Float	NAD27 / UTM zone 21N	652901	5435304	SD18248864	0.0005
X942196	Queensway	Grab	17/09/2018	Float	NAD27 / UTM zone 21N	652782	5434877	SD18248864	0.0005
X942401	Queensway	Grab	17/09/2018	Outcrop	NAD27 / UTM zone 21N	651777	5437116	SD18263352	0.001
X942402	Queensway	Grab	17/09/2018	Float	NAD27 / UTM zone 21N	651765	5437118	SD18263352	0.0005
X942403	Queensway	Grab	17/09/2018	Outcrop	NAD27 / UTM zone 21N	651795	5437121	SD18263352	0.0005
X942197	Queensway	Grab	19/09/2018	Outcrop	NAD27 / UTM zone 21N	652252	5433680	SD18248864	0.0005
X942198	Queensway	Grab	19/09/2018	Float	NAD27 / UTM zone 21N	653791	5435815	SD18248864	0.0005
X942199	Queensway	Grab	19/09/2018	Float	NAD27 / UTM zone 21N	653415	5436153	SD18248864	0.0005
X942068	Queensway	Grab	19/09/2018	Outcrop	NAD27 / UTM zone 21N	660549	5422090	SD18263354	0.002
X942069	Queensway	Grab	19/09/2018	Outcrop	NAD27 / UTM zone 21N	658897	5421934	SD18263354	0.001
X942071	Queensway	Grab	19/09/2018	Outcrop	NAD27 / UTM zone 21N	658899	5421937	SD18263354	0.0005
X942404	Queensway	Grab	19/09/2018	Float	NAD27 / UTM zone 21N	651294	5439221	SD18263352	0.001
X942405	Queensway	Grab	19/09/2018	Outcrop	NAD27 / UTM zone 21N	651525	5439220	SD18263352	0.0005
X942406	Queensway	Grab	19/09/2018	Float	NAD27 / UTM zone 21N	651405	5439694	SD18263352	0.0005
X942072	Queensway	Grab	21/09/2018	Outcrop	NAD27 / UTM zone 21N	658894	5421938	SD18263354	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 378

X942073	Queensway	Grab	21/09/2018	Outcrop	NAD27 / UTM zone 21N	655958	5421493	SD18263354	0.169
X942407	Queensway	Grab	21/09/2018	Outcrop	NAD27 / UTM zone 21N	653641	5438400	SD18269019	0.001
X942408	Queensway	Grab	21/09/2018	Outcrop	NAD27 / UTM zone 21N	653635	5438404	SD18269019	0.0005
X942074	Queensway	Grab	25/09/2018	Outcrop	NAD27 / UTM zone 21N	655346	5421527	SD18263354	0.095
X942075	Queensway	Grab	25/09/2018	Outcrop	NAD27 / UTM zone 21N	655344	5421523	SD18263354	0.002
X942409	Queensway	Grab	25/09/2018	Float	NAD27 / UTM zone 21N	627588	5380214	SD18263353	0.156
X942411	Queensway	Grab	25/09/2018	Outcrop	NAD27 / UTM zone 21N	627630	5379930	SD18263353	0.001
X942412	Queensway	Grab	25/09/2018	Outcrop	NAD27 / UTM zone 21N	627353	5379930	SD18263353	0.006
X942551	Queensway	Grab	25/09/2018	Float	NAD27 / UTM zone 21N	630028	5379330	SD18263353	0.001
X942552	Queensway	Grab	25/09/2018	Float	NAD27 / UTM zone 21N	629864	5379588	SD18263353	0.0005
X942076	Queensway	Grab	26/09/2018	Outcrop	NAD27 / UTM zone 21N	650595	5420097	SD18263353	0.022
X942077	Queensway	Grab	26/09/2018	Outcrop	NAD27 / UTM zone 21N	650581	5420092	SD18263353	0.287
X942413	Queensway	Grab	26/09/2018	Outcrop	NAD27 / UTM zone 21N	629755	5382108	SD18263353	0.55
X942414	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	629754	5382109	SD18263353	0.68
X942415	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	629731	5382113	SD18263353	0.087
X942416	Queensway	Grab	26/09/2018	Outcrop	NAD27 / UTM zone 21N	629740	5382128	SD18263353	0.007
X942553	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	627252	5381577	SD18263353	0.0005
X942554	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	627279	5381605	SD18263353	0.0005
X942555	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	628113	5381174	SD18263353	0.0005
X942556	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	628089	5381132	SD18263353	0.0005
X942557	Queensway	Grab	26/09/2018	Float	NAD27 / UTM zone 21N	628069	5381088	SD18263353	0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 379

X942558	Queensway	Grab	26/09/2018	Outcrop	NAD27 / UTM zone 21N	628024	5381060	SD18263353		0.0005
X942013	Queensway	Grab	28/09/2018	Outcrop	NAD27 / UTM zone 21N	664842	5430408	SD18263354		10	44.7
X942078	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	655691	5423115	SD18263354		3.46
X942079	Queensway	Grab	28/09/2018	Outcrop	NAD27 / UTM zone 21N	655707	5423117	SD18263354		0.029
X942081	Queensway	Grab	28/09/2018	Outcrop	NAD27 / UTM zone 21N	658831	5428769	SD18263354		10	14.65
X942417	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	629729	5382489	SD18263353		0.001
X942418	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628841	5380428	SD18263353		0.002
X942419	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628838	5380153	SD18263353		0.33
X942559	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628130	5381261	SD18263353		0.0005
X942561	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628179	5381321	SD18263353		0.0005
X942562	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628734	5381490	SD18263353		0.0005
X942563	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628684	5381598	SD18263353		0.0005
X942564	Queensway	Grab	28/09/2018	Float	NAD27 / UTM zone 21N	628053	5382173	SD18263353		0.0005
X942565	Queensway	Grab	29/09/2018	Float	NAD27 / UTM zone 21N	629011	5382406	SD18263353		0.0005
X942566	Queensway	Grab	29/09/2018	Float	NAD27 / UTM zone 21N	628915	5382368	SD18263353		0.0005
X942567	Queensway	Grab	29/09/2018	Float	NAD27 / UTM zone 21N	628758	5382345	SD18263353		0.0005
X942568	Queensway	Grab	29/09/2018	Float	NAD27 / UTM zone 21N	628647	5382266	SD18263353		0.0005
X942569	Queensway	Grab	29/09/2018	Float	NAD27 / UTM zone 21N	628568	5382212	SD18263353		0.0005
32101	Queensway	Grab			NAD27 / UTM zone 21N	665909	5430587	679-1717333	81
32102	Queensway	Grab			NAD27 / UTM zone 21N	665910	5430590	679-1717333	2.5
32103	Queensway	Grab			NAD27 / UTM zone 21N	665911	5430588	679-1717333	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 380

32104	Queensway	Grab	NAD27 / UTM zone 21N	665921	5430597	679-1717333	2.5
32105	Queensway	Grab	NAD27 / UTM zone 21N	665919	5430593	679-1717333	2.5
32106	Queensway	Grab	NAD27 / UTM zone 21N	665917	5430582	679-1717333	2.5
32107	Queensway	Grab	NAD27 / UTM zone 21N	665918	5430582	679-1717333	2.5
32108	Queensway	Grab	NAD27 / UTM zone 21N	665918	5430581	679-1717333	2.5
32109	Queensway	Grab	NAD27 / UTM zone 21N	665871	5432086	679-1717333	2.5
32110	Queensway	Grab	NAD27 / UTM zone 21N	665873	5432087	679-1717333	2.5
32111	Queensway	Grab	NAD27 / UTM zone 21N	665872	5432086	679-1717333	2.5
32112	Queensway	Grab	NAD27 / UTM zone 21N	665872	5432086	679-1717333	2.5
32113	Queensway	Grab	NAD27 / UTM zone 21N	665874	5432056	679-1717333	24
32114	Queensway	Grab	NAD27 / UTM zone 21N	665873	5432088	679-1717333	2.5
32115	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432085	679-1717333	2.5
32116	Queensway	Grab	NAD27 / UTM zone 21N	665871	5432087	679-1717333	2.5
32117	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432087	679-1717333	191
32118	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432083	679-1717333	5
32119	Queensway	Grab	NAD27 / UTM zone 21N	665874	5432083	679-1717333	2.5
32120	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432085	679-1717333	2.5
32121	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432084	679-1717333	7
32122	Queensway	Grab	NAD27 / UTM zone 21N	665868	5432083	679-1717333	5
32123	Queensway	Grab	NAD27 / UTM zone 21N	665867	5432083	679-1717333	2.5
32124	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432082	679-1717333	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 381

32125	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432082	679-1717333	38
32126	Queensway	Grab	NAD27 / UTM zone 21N	665868	5432081	679-1717333	17
32127	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432077	679-1717333	2.5
32128	Queensway	Grab	NAD27 / UTM zone 21N	665889	5432078	679-1717333	10
32129	Queensway	Grab	NAD27 / UTM zone 21N	665868	5432077	679-1717333	49
32130	Queensway	Grab	NAD27 / UTM zone 21N	665872	5432081	679-1717333	9
32131	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432078	679-1717333	2.5
32132	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432079	679-1717333	19
32133	Queensway	Grab	NAD27 / UTM zone 21N	665870	5432079	679-1717333	6
32134	Queensway	Grab	NAD27 / UTM zone 21N	665869	5432080	679-1717333	7
32135	Queensway	Grab	NAD27 / UTM zone 21N	664809	5430344	679-1717610	882
32136	Queensway	Grab	NAD27 / UTM zone 21N	664811	5430342	679-1717610	1554
32137	Queensway	Grab	NAD27 / UTM zone 21N	664809	5430341	679-1717610	2190
32138	Queensway	Grab	NAD27 / UTM zone 21N	664810	5430342	679-1717610	2059
32139	Queensway	Grab	NAD27 / UTM zone 21N	664810	5430341	679-1717610	2357
32140	Queensway	Grab	NAD27 / UTM zone 21N	664810	5430340	679-1717610	4299
32141	Queensway	Grab	NAD27 / UTM zone 21N	664804	5430335	679-1717610	2606
32142	Queensway	Grab	NAD27 / UTM zone 21N	664807	5430330	679-1717610	1543
32143	Queensway	Grab	NAD27 / UTM zone 21N	664808	5430330	679-1717610	430
32144	Queensway	Grab	NAD27 / UTM zone 21N	664805	5430331	679-1717610	362
32145	Queensway	Grab	NAD27 / UTM zone 21N	664806	5430330	679-1717610	1388

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 382

36551	Queensway	Grab	NAD27 / UTM zone 21N	661502	5424815	679-1717611	7
36552	Queensway	Grab	NAD27 / UTM zone 21N	661499	5424818	679-1717611	5
36553	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424817	679-1717611	188
36554	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424816	679-1717611	42
36555	Queensway	Grab	NAD27 / UTM zone 21N	661495	5424811	679-1717611	35
36556	Queensway	Grab	NAD27 / UTM zone 21N	661495	5424812	679-1717611	5034
36557	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424810	679-1717611	82
36558	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424812	679-1717611	285
36559	Queensway	Grab	NAD27 / UTM zone 21N	661490	5424813	679-1717611	10
36560	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424813	679-1717611	142
36561	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424811	679-1717611	19
36562	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424810	679-1717611	91
36563	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424806	679-1717611	45
36564	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424807	679-1717611	5734
36565	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424807	679-1717611	18
36566	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424806	679-1717611	32
36567	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424807	679-1717611	146
36568	Queensway	Grab	NAD27 / UTM zone 21N	661497	5424801	679-1717611	143
36569	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424801	679-1717611	4410
36570	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424803	679-1717611	52
36571	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424803	679-1717611	7

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 383

36572	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424804	679-1717611	11
36573	Queensway	Grab	NAD27 / UTM zone 21N	661495	5424804	679-1717611	8
36574	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424804	679-1717611	11
36575	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424800	679-1717611	28
36576	Queensway	Grab	NAD27 / UTM zone 21N	661497	5424800	679-1717611	11
36577	Queensway	Grab	NAD27 / UTM zone 21N	661498	5424800	679-1717611	2.5
36578	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424801	679-1717611	44
36579	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424798	679-1717611	51
36580	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424801	679-1717611	8
36581	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424800	679-1717611	9
36582	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424801	679-1717611	6
36583	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424803	679-1717611	15
36584	Queensway	Grab	NAD27 / UTM zone 21N	661490	5424801	679-1717611	15
36585	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424803	679-1717611	20
36586	Queensway	Grab	NAD27 / UTM zone 21N	661487	5424801	679-1717611	36
36587	Queensway	Grab	NAD27 / UTM zone 21N	661485	5424803	679-1717611	27
36588	Queensway	Grab	NAD27 / UTM zone 21N	661483	5424802	679-1717611	54
36589	Queensway	Grab	NAD27 / UTM zone 21N	661495	5424796	679-1717611	21
36590	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424797	679-1717611	26
36591	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424797	679-1717611	19
36592	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424796	679-1717611	50

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 383

36593	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424797	679-1717611	5
36594	Queensway	Grab	NAD27 / UTM zone 21N	661490	5424795	679-1717611	5
36595	Queensway	Grab	NAD27 / UTM zone 21N	661489	5424801	679-1717611	16
36596	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424797	679-1717611	193
36597	Queensway	Grab	NAD27 / UTM zone 21N	661486	5424798	679-1717611	11
36598	Queensway	Grab	NAD27 / UTM zone 21N	661486	5424798	679-1717611	9
36599	Queensway	Grab	NAD27 / UTM zone 21N	661485	5424800	679-1717611	70
36600	Queensway	Grab	NAD27 / UTM zone 21N	661484	5424798	679-1717611	6
36601	Queensway	Grab	NAD27 / UTM zone 21N	661481	5424799	679-1717611	23
36602	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424791	679-1717611	9
36603	Queensway	Grab	NAD27 / UTM zone 21N	661496	5424791	679-1717611	6
36604	Queensway	Grab	NAD27 / UTM zone 21N	661494	5424791	679-1717611	26
36605	Queensway	Grab	NAD27 / UTM zone 21N	661493	5424789	679-1717611	209
36606	Queensway	Grab	NAD27 / UTM zone 21N	661492	5424790	679-1717611	17
36607	Queensway	Grab	NAD27 / UTM zone 21N	661491	5424790	679-1717611	2.5
36608	Queensway	Grab	NAD27 / UTM zone 21N	661490	5424790	679-1717611	2.5
36609	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424790	679-1717611	2.5
36610	Queensway	Grab	NAD27 / UTM zone 21N	661488	5424789	679-1717611	2.5
36611	Queensway	Grab	NAD27 / UTM zone 21N	661486	5424790	679-1717611	9
36612	Queensway	Grab	NAD27 / UTM zone 21N	661487	5424791	679-1717611	99
36613	Queensway	Grab	NAD27 / UTM zone 21N	661486	5424790	679-1717611	13

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 385

36614	Queensway	Grab		NAD27 / UTM zone 21N	661485	5424791	679-1717611	8
36615	Queensway	Grab		NAD27 / UTM zone 21N	661484	5424791	679-1717611	5
36616	Queensway	Grab		NAD27 / UTM zone 21N	661483	5424793	679-1717611	12
36617	Queensway	Grab		NAD27 / UTM zone 21N	661481	5424792	679-1717611	209
36618	Queensway	Grab		NAD27 / UTM zone 21N	661480	5424793	679-1717611	11
36619	Queensway	Grab		NAD27 / UTM zone 21N	661482	5424792	679-1717611	68
36620	Queensway	Grab		NAD27 / UTM zone 21N	661479	5424793	679-1717611	195
36621	Queensway	Grab		NAD27 / UTM zone 21N	661492	5424785	679-1717611	528
36622	Queensway	Grab		NAD27 / UTM zone 21N	661480	5424789	679-1717611	8
36623	Queensway	Grab		NAD27 / UTM zone 21N	661490	5424781	679-1717611	347
36624	Queensway	Grab		NAD27 / UTM zone 21N	661479	5424786	679-1717611	57
36625	Queensway	Grab		NAD27 / UTM zone 21N	661483	5424783	679-1717611	33
36626	Queensway	Grab		NAD27 / UTM zone 21N	661481	5424783	679-1717611	14
36627	Queensway	Grab		NAD27 / UTM zone 21N	661480	5424782	679-1717611	7
X942161	Queensway	Grab	Outcrop	NAD27 / UTM zone 21N	641167	5390808	SD18226664		0.0005

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 386

Appendix D: Soil Samples

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 387

NEWFOUND GOLD CORP
Gander Gold North
002E02
GANDER RIVER
Botwood
002E03
BOTWOOD
Twin Ponds
Glenwood
Appleton
Gander
Gander Lake
002D14
MOUNT PEYTON
002D15
GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11
EASTERN POND (WEST GANDER RIVER)
002D10
DEAD WOLF POND
Gander Gold South
002D06
GREAT GULL LAKE
002D07
KEPENKECK LAKE
Legend
NFGC Soil Site
Historical Soil Slite
Major Places
HVdc Transmission
Highways
Map Staked Licences
Queensway Project
Beaverbrook
50K NTS Index
Wetland
Lakes
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020

Figure 28.2 - Location of Soil Samples. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 388

Table 28-2 – Queensway Project Soil Samples

Sample Name	Project	Sample Type	Grid	Easting	Northing	Lab Certificate	AU_AU-FA_PPB
JB L0 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628039.7392	5384573.008	679-1817981;679-1818953	2.5
L 5 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628446.8668	5385006.106	679-1817981;679-1818953	2.5
L0 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628020.9189	5384592.929	679-1817981;679-1818953	2.5
L0 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628044.761	5384553.1	679-1817981;679-1818953	2.5
L0 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628004.2077	5384610.902	679-1817981;679-1818953	2.5
L0 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628062.8792	5384531.719	679-1817981;679-1818953	2.5
L0 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	627990.4529	5384628.822	679-1817981;679-1818953	2.5
L0 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628074.9811	5384518.535	679-1817981;679-1818953	2.5
L0 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	627971.4557	5384646.744	679-1817981;679-1818953	2.5
L0 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	627954.0025	5384662.025	679-1817981;679-1818953	2.5
L0 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	627935.5803	5384677.508	679-1817981;679-1818953	2.5
L0 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	627916.8515	5384693.432	679-1817981;679-1818953	2.5
L0 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	627898.5888	5384711.697	679-1817981;679-1818953	2.5
L0 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	627878.1092	5384730.135	679-1817981;679-1818953	2.5
L0 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	627858.3472	5384749.373	679-1817981;679-1818953	2.5
L0 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628212.5993	5384405.571	679-1817981;679-1818953	2.5
L0 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	627836.4627	5384767.891	679-1817981;679-1818953	2.5
L0 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628236.3291	5384393.547	679-1817981;679-1818953	2.5
L0 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	627823.7514	5384778.834	679-1817981;679-1818953	2.5
L0 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628252.6309	5384367.557	679-1817981;679-1818953	2.5
L0 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	627806.0239	5384792.889	679-1817981;679-1818953	2.5
L0 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628269.6425	5384349.489	679-1817981;679-1818953	2.5
L0 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	627788.5081	5384813.958	679-1817981;679-1818953	2.5
L0 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628286.6665	5384333.863	679-1817981;679-1818953	2.5
L0 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	627770.9454	5384827.57	679-1817981;679-1818953	2.5
L0 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628303.3583	5384313.559	679-1817981;679-1818953	2.5
L0 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	627751.0753	5384841.799	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 389

L0 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628321.2249	5384296.508	679-1817981;679-1818953	2.5
L0 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	627730.1736	5384855.997	679-1817981;679-1818953	2.5
L0 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628342.8423	5384280.092	679-1817981;679-1818953	2.5
L0 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	627713.1273	5384872.742	679-1817981;679-1818953	2.5
L0 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628362.5719	5384262.421	679-1817981;679-1818953	11
L0 4+75	Queensway	Soil	NAD27 / UTM zone 21N	627692.3851	5384889.73	679-1817981;679-1818953	2.5
L0 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	627672.8578	5384911.752	679-1817981;679-1818953	2.5
L0 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628396.292	5384229.605	679-1817981;679-1818953	2.5
L1 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628088.6062	5384671.427	679-1817981;679-1818953	2.5
L1 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628123.3651	5384641.411	679-1817981;679-1818953	2.5
L1 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628068.0744	5384688.866	679-1817981;679-1818953	2.5
L1 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628142.0921	5384625.6	679-1817981;679-1818953	2.5
L1 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628045.0453	5384706.024	679-1817981;679-1818953	2.5
L1 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628169.7039	5384601.881	679-1817981;679-1818953	2.5
L1 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628026.5718	5384720.499	679-1817981;679-1818953	13
L1 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628184.4578	5384582.195	679-1817981;679-1818953	2.5
L1 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628005.0404	5384733.246	679-1817981;679-1818953	2.5
L1 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	627984.6609	5384744.014	679-1817981;679-1818953	2.5
L1 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	627966.6484	5384761.063	679-1817981;679-1818953	13
L1 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	627951.0405	5384775.949	679-1817981;679-1818953	2.5
L1 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628269.6889	5384509.072	679-1817981;679-1818953	2.5
L1 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	627919.7412	5384793.358	679-1817981;679-1818953	2.5
L1 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628280.4597	5384492.744	679-1817981;679-1818953	2.5
L1 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	627903.4093	5384811.005	679-1817981;679-1818953	2.5
L1 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628292.5265	5384481.125	679-1817981;679-1818953	2.5
L1 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	627890.857	5384837.518	679-1817981;679-1818953	2.5
L1 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628311.7608	5384465.886	679-1817981;679-1818953	2.5
L1 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	627878.0934	5384854.025	679-1817981;679-1818953	2.5
L1 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	627860.8219	5384870.868	679-1817981;679-1818953	2.5
L1 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	627844.3041	5384890.179	679-1817981;679-1818953	2.5
L1 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	627807.943	5384922.826	679-1817981;679-1818953	2.5
L1 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	627797.9543	5384933.943	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 390

L1 4+50	Queensway	Soil	NAD27 / UTM zone 21N	627769.6265	5384960.211	679-1817981;679-1818953	2.5
L1 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	627759.3929	5384969.318	679-1817981;679-1818953	2.5
L1 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628378.7307	5384245.993	679-1817981;679-1818953	2.5
L1 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	627733.998	5384989.761	679-1817981;679-1818953	2.5
L1 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628472.568	5384300.185	679-1817981;679-1818953	7
L1 BL-0	Queensway	Soil	NAD27 / UTM zone 21N	628110.2669	5384653.016	679-1817981;679-1818953	2.5
L10 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628831.9233	5385292.262	679-1817981;679-1818953	2.5
L10 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628865.845	5385260.236	679-1817981;679-1818953	2.5
L10 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628808.9222	5385308.196	679-1817981;679-1818953	2.5
L10 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628883.6506	5385246.075	679-1817981;679-1818953	2.5
L10 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628903.2073	5385226.174	679-1817981;679-1818953	2.5
L10 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628916.1472	5385211.79	679-1817981;679-1818953	2.5
L10 1+25S	Queensway	Soil	NAD27 / UTM zone 21N	628939.1363	5385196.414	679-1817981;679-1818953	2.5
L10 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628734.4627	5385371.332	679-1817981;679-1818953	2.5
L10 1+50S	Queensway	Soil	NAD27 / UTM zone 21N	628951.873	5385181.466	679-1817981;679-1818953	2.5
L10 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628716.889	5385385.387	679-1817981;679-1818953	2.5
L10 1+75S	Queensway	Soil	NAD27 / UTM zone 21N	628965.4207	5385172.66	679-1817981;679-1818953	2.5
L10 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628701.3477	5385403.823	679-1817981;679-1818953	2.5
L10 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628977.7768	5385161.375	679-1817981;679-1818953	2.5
L10 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628683.3019	5385422.314	679-1817981;679-1818953	2.5
L10 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628999.6601	5385142.749	679-1817981;679-1818953	2.5
L10 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628666.8921	5385436.844	679-1817981;679-1818953	2.5
L10 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	629013.1523	5385123.707	679-1817981;679-1818953	2.5
L10 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	629027.9396	5385106.149	679-1817981;679-1818953	2.5
L10 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628610.0964	5385472.905	679-1817981;679-1818953	2.5
L10 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	629041.2088	5385090.104	679-1817981;679-1818953	2.5
L10 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628588.0078	5385493.868	679-1817981;679-1818953	2.5
L10 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628573.4676	5385507.21	679-1817981;679-1818953	2.5
L10 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	629072.7679	5385042.338	679-1817981;679-1818953	2.5
L10 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628557.3595	5385518.298	679-1817981;679-1818953	2.5
L10 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	629084.6691	5385028.265	679-1817981;679-1818953	2.5
L10 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628539.9499	5385537.922	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 391

L10 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	629103.9486	5385004.351	679-1817981;679-1818953	2.5
L10 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628531.7238	5385549.516	679-1817981;679-1818953	2.5
L10 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	629112.468	5384989.762	679-1817981;679-1818953	2.5
L10 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	628515.2487	5385566.935	679-1817981;679-1818953	2.5
L10 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	629124.4844	5384973.912	679-1817981;679-1818953	2.5
L10 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628496.6358	5385581.079	679-1817981;679-1818953	2.5
L10 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	629146.8274	5384948.511	679-1817981;679-1818953	2.5
L10 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628480.255	5385594.379	679-1817981;679-1818953	2.5
L10 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	629161.8881	5384928.508	679-1817981;679-1818953	2.5
L10 BL-0	Queensway	Soil	NAD27 / UTM zone 21N	628851.1609	5385279.801	679-1817981;679-1818953	2.5
L5 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628430.0051	5384923.981	679-1817981;679-1818953	27
L5 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628380.3905	5384974.89	679-1817981;679-1818953	2.5
L5 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628442.5957	5384912.141	679-1817981;679-1818953	2.5
L5 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628361.2507	5384995.809	679-1817981;679-1818953	2.5
L5 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628462.4595	5384882.021	679-1817981;679-1818953	24
L5 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628475.6001	5384868.301	679-1817981;679-1818953	2.5
L5 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628337.1337	5385031.398	679-1817981;679-1818953	2.5
L5 1+25S	Queensway	Soil	NAD27 / UTM zone 21N	628516.4077	5384831.985	679-1817981;679-1818953	2.5
L5 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628318.8965	5385051.777	679-1817981;679-1818953	2.5
L5 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628292.8419	5385075.316	679-1817981;679-1818953	2.5
L5 1+75S	Queensway	Soil	NAD27 / UTM zone 21N	628537.8054	5384808.891	679-1817981;679-1818953	2.5
L5 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628279.7532	5385093.036	679-1817981;679-1818953	2.5
L5 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628556.2264	5384793.521	679-1817981;679-1818953	2.5
L5 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628262.9995	5385106.664	679-1817981;679-1818953	2.5
L5 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628571.5031	5384776.971	679-1817981;679-1818953	2.5
L5 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628250.565	5385127.96	679-1817981;679-1818953	2.5
L5 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628584.8194	5384765.595	679-1817981;679-1818953	2.5
L5 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628218.5876	5385133.122	679-1817981;679-1818953	2.5
L5 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628604.361	5384743.13	679-1817981;679-1818953	2.5
L5 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628207.0697	5385146.758	679-1817981;679-1818953	2.5
L5 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628622.9016	5384722.543	679-1817981;679-1818953	2.5
L5 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628641.4202	5384706.17	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 392

L5 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628171.295	5385179.415	679-1817981;679-1818953	2.5
L5 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628659.0364	5384690.334	679-1817981;679-1818953	2.5
L5 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628156.5787	5385193.985	679-1817981;679-1818953	2.5
L5 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628677.0697	5384669.513	679-1817981;679-1818953	2.5
L5 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628142.043	5385210.675	679-1817981;679-1818953	2.5
L5 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628691.4374	5384657.052	679-1817981;679-1818953	2.5
L5 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628128.7018	5385226.487	679-1817981;679-1818953	2.5
L5 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628708.1779	5384631.41	679-1817981;679-1818953	2.5
L5 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	628114.4102	5385241.962	679-1817981;679-1818953	2.5
L5 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628725.206	5384615.897	679-1817981;679-1818953	2.5
L5 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628097.2511	5385257.138	679-1817981;679-1818953	2.5
L5 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628082.8649	5385270.261	679-1817981;679-1818953	2.5
L5 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628767.1152	5384586.161	679-1817981;679-1818953	2.5
L5 BL0+00	Queensway	Soil	NAD27 / UTM zone 21N	628414.2284	5384936.746	679-1817981;679-1818953	2.5
L6 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628566.9848	5385048.773	679-1817981;679-1818953	2.5
L6 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628482.0747	5384975.655	679-1817981;679-1818953	2.5
L6 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628432.604	5385017.012	679-1817981;679-1818953	2.5
L6 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628502.6678	5384955.553	679-1817981;679-1818953	2.5
L6 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628418.9192	5385034.821	679-1817981;679-1818953	2.5
L6 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628518.6641	5384939.68	679-1817981;679-1818953	2.5
L6 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628398.3165	5385055.37	679-1817981;679-1818953	2.5
L6 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628537.2907	5384918.536	679-1817981;679-1818953	46
L6 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628380.3655	5385076.204	679-1817981;679-1818953	2.5
L6 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628360.3495	5385093.542	679-1817981;679-1818953	90
L6 1+50S	Queensway	Soil	NAD27 / UTM zone 21N	628580.3991	5384884.603	679-1817981;679-1818953	14
L6 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628345.4373	5385110.437	679-1817981;679-1818953	2.5
L6 1+75S	Queensway	Soil	NAD27 / UTM zone 21N	628597.1226	5384872.635	679-1817981;679-1818953	6
L6 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628327.4298	5385127.261	679-1817981;679-1818953	2.5
L6 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628613.7837	5384863.126	679-1817981;679-1818953	2.5
L6 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628307.0808	5385139.698	679-1817981;679-1818953	2.5
L6 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628634.9383	5384847.707	679-1817981;679-1818953	2.5
L6 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628290.4025	5385159.778	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 393

L6 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628652.0352	5384825.633	679-1817981;679-1818953	2.5
L6 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628271.6512	5385176.707	679-1817981;679-1818953	2.5
L6 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628677.0306	5384806.63	679-1817981;679-1818953	2.5
L6 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628254.7019	5385195.672	679-1817981;679-1818953	2.5
L6 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628690.4359	5384791.37	679-1817981;679-1818953	2.5
L6 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628235.3641	5385212.578	679-1817981;679-1818953	2.5
L6 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628706.6099	5384777.497	679-1817981;679-1818953	2.5
L6 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628218.6717	5385229.768	679-1817981;679-1818953	2.5
L6 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628725.2705	5384761.136	679-1817981;679-1818953	2.5
L6 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628198.0883	5385249.536	679-1817981;679-1818953	2.5
L6 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628744.3235	5384744.113	679-1817981;679-1818953	2.5
L6 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628185.1819	5385256.027	679-1817981;679-1818953	2.5
L6 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628761.1914	5384725.595	679-1817981;679-1818953	2.5
L6 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628165.2579	5385279.147	679-1817981;679-1818953	2.5
L6 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628783.1588	5384710.084	679-1817981;679-1818953	2.5
L6 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	628150.0033	5385291.589	679-1817981;679-1818953	2.5
L6 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628802.9239	5384697.076	679-1817981;679-1818953	2.5
L6 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628127.8301	5385313.324	679-1817981;679-1818953	2.5
L6 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628825.5017	5384674.354	679-1817981;679-1818953	2.5
L6 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628106.3453	5385330.63	679-1817981;679-1818953	2.5
L6 BL-0	Queensway	Soil	NAD27 / UTM zone 21N	628466.7955	5384989.102	679-1817981;679-1818953	2.5
L7 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628522.8646	5385088.351	679-1817981;679-1818953	2.5
L7 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628504.0612	5385104.271	679-1817981;679-1818953	2.5
L7 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628592.6538	5385029.45	679-1817981;679-1818953	2.5
L7 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628481.2218	5385122.877	679-1817981;679-1818953	2.5
L7 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628607.6141	5385020.228	679-1817981;679-1818953	2.5
L7 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628463.0315	5385134.7	679-1817981;679-1818953	2.5
L7 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628621.8124	5385002.431	679-1817981;679-1818953	2.5
L7 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628447.4487	5385148.466	679-1817981;679-1818953	2.5
L7 1+25S	Queensway	Soil	NAD27 / UTM zone 21N	628631.2833	5384988.079	679-1817981;679-1818953	2.5
L7 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628430.6484	5385167.098	679-1817981;679-1818953	2.5
L7 1+50S	Queensway	Soil	NAD27 / UTM zone 21N	628653.438	5384967.565	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 394

L7 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628408.0968	5385182.598	679-1817981;679-1818953	2.5
L7 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628386.3532	5385204.678	679-1817981;679-1818953	2.5
L7 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628689.4641	5384936.809	679-1817981;679-1818953	2.5
L7 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628371.5261	5385224.353	679-1817981;679-1818953	2.5
L7 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628707.2371	5384924.091	679-1817981;679-1818953	2.5
L7 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628349.7425	5385235.2	679-1817981;679-1818953	69
L7 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628727.463	5384903.869	679-1817981;679-1818953	2.5
L7 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628332.9497	5385244.045	679-1817981;679-1818953	2.5
L7 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628749.6139	5384890.03	679-1817981;679-1818953	2.5
L7 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628315.5712	5385265.563	679-1817981;679-1818953	2.5
L7 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628767.9892	5384873.43	679-1817981;679-1818953	2.5
L7 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628294.3797	5385289.213	679-1817981;679-1818953	2.5
L7 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628788.7872	5384853.893	679-1817981;679-1818953	2.5
L7 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628276.3989	5385308.154	679-1817981;679-1818953	2.5
L7 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628822.9899	5384822.648	679-1817981;679-1818953	2.5
L7 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628241.95	5385343.955	679-1817981;679-1818953	2.5
L7 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628845.1246	5384806.031	679-1817981;679-1818953	2.5
L7 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628224.6323	5385359.574	679-1817981;679-1818953	2.5
L7 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628874.9893	5384783.915	679-1817981;679-1818953	2.5
L7 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	628204.8572	5385379.696	679-1817981;679-1818953	2.5
L7 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628895.3443	5384764.583	679-1817981;679-1818953	2.5
L7 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628186.8068	5385398.188	679-1817981;679-1818953	2.5
L7 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628911.4618	5384743.494	679-1817981;679-1818953	2.5
L7 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628172.1422	5385407.529	679-1817981;679-1818953	2.5
L7 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628931.3328	5384729.38	679-1817981;679-1818953	2.5
L7 BL-0	Queensway	Soil	NAD27 / UTM zone 21N	628545.2072	5385066.07	679-1817981;679-1818953	2.5
L8 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628637.7183	5385090.538	679-1817981;679-1818953	2.5
L8 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628664.3557	5385083.476	679-1817981;679-1818953	2.5
L8 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628870.5231	5384940.282	679-1817981;679-1818953	2.5
L8 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628886.9286	5384925.753	679-1817981;679-1818953	2.5
L8 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628902.6224	5384903.984	679-1817981;679-1818953	2.5
L8 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628915.2304	5384887.923	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 395

L8 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628934.1045	5384869.004	679-1817981;679-1818953	2.5
L8 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628949.1906	5384854.342	679-1817981;679-1818953	2.5
L8 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628965.8631	5384834.926	679-1817981;679-1818953	2.5
L8 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628984.8724	5384822.796	679-1817981;679-1818953	2.5
L8 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	629002.3393	5384804.069	679-1817981;679-1818953	2.5
L9 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628750.1524	5385140.37	679-1817981;679-1818953	2.5
L9 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628768.1946	5385125.328	679-1817981;679-1818953	2.5
L9 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628789.6521	5385112.583	679-1817981;679-1818953	2.5
L9 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628808.4464	5385100.336	679-1817981;679-1818953	2.5
L9 1+50S	Queensway	Soil	NAD27 / UTM zone 21N	628848.1676	5385056.428	679-1817981;679-1818953	2.5
L9 1+75S	Queensway	Soil	NAD27 / UTM zone 21N	628864.8957	5385041.021	679-1817981;679-1818953	2.5
L9 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628931.7587	5384977.825	679-1817981;679-1818953	2.5
L9 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628946.456	5384963.928	679-1817981;679-1818953	2.5
L9 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628962.1178	5384956.503	679-1817981;679-1818953	2.5
L9 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628979.4363	5384944.223	679-1817981;679-1818953	2.5
L9 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628998.5219	5384931.984	679-1817981;679-1818953	2.5
L9 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	629015.9197	5384916.257	679-1817981;679-1818953	2.5
L9 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	629029.7186	5384906.236	679-1817981;679-1818953	2.5
L9 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	629046.6115	5384890.161	679-1817981;679-1818953	2.5
L9 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	629066.6652	5384874.272	679-1817981;679-1818953	2.5
L9 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	629080.3855	5384867.689	679-1817981;679-1818953	2.5
L9 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	629097.4693	5384855.963	679-1817981;679-1818953	2.5
JB BL0L3 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628250.1987	5384791.542	679-1817981;679-1818953	2.5
JB BL0L2 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628150.2008	5384697.074	679-1817981;679-1818953	13
JB BL0L4 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628301.3965	5384887.797	679-1817981;679-1818953	2.5
JB BL0L8 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628614.8841	5385121.597	679-1817981;679-1818953	2.5
JB BL0L9 0+00	Queensway	Soil	NAD27 / UTM zone 21N	628734.0222	5385158.578	679-1817981;679-1818953	2.5
JB L2 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628168.5513	5384678.253	679-1817981;679-1818953	9
JB L2 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628117.4907	5384727.798	679-1817981;679-1818953	13
JB L2 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628185.2259	5384655.385	679-1817981;679-1818953	2.5
JB L2 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628104.3696	5384750.188	679-1817981;679-1818953	8
JB L2 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628088.1315	5384766.942	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 396

JB L2 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628216.6584	5384619.18	679-1817981;679-1818953	2.5
JB L2 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628066.8344	5384785.696	679-1817981;679-1818953	10
JB L2 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628055.5274	5384799.561	679-1817981;679-1818953	2.5
JB L2 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628285.3207	5384535.23	679-1817981;679-1818953	2.5
JB L2 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628018.8837	5384870.352	679-1817981;679-1818953	10
JB L2 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628297.3858	5384513.926	679-1817981;679-1818953	2.5
JB L2 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628004.976	5384888.492	679-1817981;679-1818953	10
JB L2 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	627985.7615	5384902.96	679-1817981;679-1818953	10
JB L2 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	627970.2041	5384919.17	679-1817981;679-1818953	2.5
JB L2 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	627923.4742	5384979.609	679-1817981;679-1818953	14
JB L2 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	627908.7162	5384999.287	679-1817981;679-1818953	12
JB L2 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628438.2809	5384416.06	679-1817981;679-1818953	2.5
JB L2 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	627875.6039	5385031.793	679-1817981;679-1818953	12
JB L2 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628474.7559	5384388.751	679-1817981;679-1818953	2.5
JB L2 4+75	Queensway	Soil	NAD27 / UTM zone 21N	627860.7342	5385053.136	679-1817981;679-1818953	6
JB L2 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628495.8649	5384375.111	679-1817981;679-1818953	2.5
JB L2 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	627844.6754	5385075.124	679-1817981;679-1818953	2.5
JB L2 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628520.2776	5384365.434	679-1817981;679-1818953	2.5
JB L3 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628266.7068	5384772.455	679-1817981;679-1818953	2.5
JB L3 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628281.7582	5384753.009	679-1817981;679-1818953	2.5
JB L3 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628215.1851	5384855.248	679-1817981;679-1818953	2.5
JB L3 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628299.3194	5384736.277	679-1817981;679-1818953	2.5
JB L3 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628317.0634	5384721.562	679-1817981;679-1818953	2.5
JB L3 1+25S	Queensway	Soil	NAD27 / UTM zone 21N	628330.8168	5384703.746	679-1817981;679-1818953	2.5
JB L3 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628392.9763	5384659.349	679-1817981;679-1818953	2.5
JB L3 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628414.4503	5384649.166	679-1817981;679-1818953	2.5
JB L3 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628426.0366	5384622.846	679-1817981;679-1818953	9
JB L3 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628441.543	5384602.74	679-1817981;679-1818953	2.5
JB L3 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628457.0956	5384583.855	679-1817981;679-1818953	2.5
JB L3 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628470.6551	5384558.587	679-1817981;679-1818953	2.5
JB L3 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628503.0193	5384520.4	679-1817981;679-1818953	2.5
JB L3 4+00S	Queensway	Soil	NAD27 / UTM zone 21N	628520.7595	5384505.909	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 397

JB L3 4+25S	Queensway	Soil	NAD27 / UTM zone 21N	628541.1331	5384492.244	679-1817981;679-1818953	2.5
JB L3 4+50S	Queensway	Soil	NAD27 / UTM zone 21N	628560.1858	5384478.221	679-1817981;679-1818953	2.5
JB L3 4+75S	Queensway	Soil	NAD27 / UTM zone 21N	628579.0246	5384464.092	679-1817981;679-1818953	2.5
JB L3 5+00S	Queensway	Soil	NAD27 / UTM zone 21N	628597.3569	5384446.157	679-1817981;679-1818953	2.5
JB L3 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628201.6239	5384871.177	679-1817981;679-1818953	2.5
JB L3 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628182.5409	5384892.871	679-1817981;679-1818953	2.5
JB L3 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628164.8512	5384902.255	679-1817981;679-1818953	2.5
JB L3 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628145.6497	5384919.389	679-1817981;679-1818953	2.5
JB L3 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628122.0322	5384926.858	679-1817981;679-1818953	2.5
JB L3 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628102.3316	5384946.646	679-1817981;679-1818953	2.5
JB L3 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628086.2339	5384960.513	679-1817981;679-1818953	2.5
JB L3 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628070.5553	5384978.51	679-1817981;679-1818953	61
JB L3 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628052.0242	5384995.547	679-1817981;679-1818953	8
JB L3 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628032.7891	5385014.46	679-1817981;679-1818953	2.5
JB L3 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628011.4181	5385029.988	679-1817981;679-1818953	2.5
JB L3 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	627997.1932	5385045.79	679-1817981;679-1818953	2.5
JB L3 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	627976.0935	5385065.435	679-1817981;679-1818953	2.5
JB L3 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	627959.5929	5385080.738	679-1817981;679-1818953	2.5
JB L3 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	627942.3192	5385097.693	679-1817981;679-1818953	2.5
JB L3 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	627911.4445	5385138.918	679-1817981;679-1818953	2.5
JB L4 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628269.8807	5384911.426	679-1817981;679-1818953	2.5
JB L4 0+25S	Queensway	Soil	NAD27 / UTM zone 21N	628378.8624	5384822.17	679-1817981;679-1818953	2.5
JB L4 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628252.0698	5384929.373	679-1817981;679-1818953	2.5
JB L4 0+50S	Queensway	Soil	NAD27 / UTM zone 21N	628395.3384	5384801.527	679-1817981;679-1818953	2.5
JB L4 0+75S	Queensway	Soil	NAD27 / UTM zone 21N	628409.6351	5384782.39	679-1817981;679-1818953	2.5
JB L4 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628225.1152	5384960.116	679-1817981;679-1818953	2.5
JB L4 1+00S	Queensway	Soil	NAD27 / UTM zone 21N	628429.4223	5384765.383	679-1817981;679-1818953	2.5
JB L4 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628204.6727	5384979.896	679-1817981;679-1818953	2.5
JB L4 1+25S	Queensway	Soil	NAD27 / UTM zone 21N	628445.2512	5384750.625	679-1817981;679-1818953	2.5
JB L4 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628188.8275	5384992.436	679-1817981;679-1818953	14
JB L4 1+50S	Queensway	Soil	NAD27 / UTM zone 21N	628461.5998	5384729.083	679-1817981;679-1818953	2.5
JB L4 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628171.2615	5385009.159	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 398

JB L4 1+75S	Queensway	Soil	NAD27 / UTM zone 21N	628480.8302	5384713.732	679-1817981;679-1818953	2.5
JB L4 2+00S	Queensway	Soil	NAD27 / UTM zone 21N	628494.2849	5384696.021	679-1817981;679-1818953	2.5
JB L4 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628148.8821	5385055.909	679-1817981;679-1818953	2.5
JB L4 2+25S	Queensway	Soil	NAD27 / UTM zone 21N	628511.6672	5384677.962	679-1817981;679-1818953	2.5
JB L4 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628130.8065	5385075.743	679-1817981;679-1818953	2.5
JB L4 2+50S	Queensway	Soil	NAD27 / UTM zone 21N	628527.6992	5384657.308	679-1817981;679-1818953	2.5
JB L4 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628113.8939	5385086.59	679-1817981;679-1818953	2.5
JB L4 2+75S	Queensway	Soil	NAD27 / UTM zone 21N	628545.0934	5384638.466	679-1817981;679-1818953	2.5
JB L4 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628092.5949	5385108.458	679-1817981;679-1818953	2.5
JB L4 3+00S	Queensway	Soil	NAD27 / UTM zone 21N	628561.8361	5384622.163	679-1817981;679-1818953	2.5
JB L4 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628078.2354	5385123.921	679-1817981;679-1818953	2.5
JB L4 3+25S	Queensway	Soil	NAD27 / UTM zone 21N	628578.5716	5384603.204	679-1817981;679-1818953	2.5
JB L4 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628055.9338	5385137.983	679-1817981;679-1818953	2.5
JB L4 3+50S	Queensway	Soil	NAD27 / UTM zone 21N	628596.1479	5384586.146	679-1817981;679-1818953	2.5
JB L4 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628036.2793	5385149.541	679-1817981;679-1818953	2.5
JB L4 3+75S	Queensway	Soil	NAD27 / UTM zone 21N	628610.5084	5384567.785	679-1817981;679-1818953	2.5
JB L4 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628018.5766	5385169.049	679-1817981;679-1818953	2.5
JB L4 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628005.3205	5385187.651	679-1817981;679-1818953	6
JB L4 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	627988.8184	5385206.291	679-1817981;679-1818953	2.5
JB L4 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	627973.2276	5385223.731	679-1817981;679-1818953	2.5
JB L4 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	627956.9524	5385238.928	679-1817981;679-1818953	7
JB L8 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628598.3635	5385134.456	679-1817981;679-1818953	2.5
JB L8 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628580.761	5385152.733	679-1817981;679-1818953	2.5
JB L8 0+75N	Queensway	Soil	NAD27 / UTM zone 21N	628562.0601	5385170.66	679-1817981;679-1818953	2.5
JB L8 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628547.6864	5385183.446	679-1817981;679-1818953	2.5
JB L8 1+25N	Queensway	Soil	NAD27 / UTM zone 21N	628533.5531	5385204.926	679-1817981;679-1818953	2.5
JB L8 1+50N	Queensway	Soil	NAD27 / UTM zone 21N	628518.4638	5385226.039	679-1817981;679-1818953	2.5
JB L8 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628503.2933	5385244.494	679-1817981;679-1818953	2.5
JB L8 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628488.3329	5385263.494	679-1817981;679-1818953	2.5
JB L8 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628472.8154	5385284.16	679-1817981;679-1818953	2.5
JB L8 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628450.2019	5385295.882	679-1817981;679-1818953	2.5
JB L8 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628419.694	5385336.89	679-1817981;679-1818953	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 399

JB L8 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628405.2518	5385355.687	679-1817981;679-1818953	2.5
JB L8 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628386.3924	5385374.385	679-1817981;679-1818953	2.5
JB L8 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628369.9605	5385389.912	679-1817981;679-1818953	2.5
JB L8 4+25N	Queensway	Soil	NAD27 / UTM zone 21N	628333.1088	5385424.548	679-1817981;679-1818953	2.5
JB L8 4+50N	Queensway	Soil	NAD27 / UTM zone 21N	628317.8654	5385442.992	679-1817981;679-1818953	2.5
JB L8 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628304.8547	5385463.827	679-1817981;679-1818953	2.5
JB L8 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628290.4367	5385484.844	679-1817981;679-1818953	2.5
JB L9 0+25N	Queensway	Soil	NAD27 / UTM zone 21N	628718.272	5385179.9	679-1817981;679-1818953	2.5
JB L9 0+50N	Queensway	Soil	NAD27 / UTM zone 21N	628701.3454	5385197.531	679-1817981;679-1818953	2.5
JB L9 1+00N	Queensway	Soil	NAD27 / UTM zone 21N	628669.7824	5385232.948	679-1817981;679-1818953	2.5
JB L9 1+75N	Queensway	Soil	NAD27 / UTM zone 21N	628618.1763	5385287.155	679-1817981;679-1818953	2.5
JB L9 2+00N	Queensway	Soil	NAD27 / UTM zone 21N	628597.712	5385308.145	679-1817981;679-1818953	2.5
JB L9 2+25N	Queensway	Soil	NAD27 / UTM zone 21N	628583.5271	5385325.392	679-1817981;679-1818953	2.5
JB L9 2+50N	Queensway	Soil	NAD27 / UTM zone 21N	628568.0779	5385343.057	679-1817981;679-1818953	2.5
JB L9 2+75N	Queensway	Soil	NAD27 / UTM zone 21N	628544.6363	5385371.548	679-1817981;679-1818953	2.5
JB L9 3+00N	Queensway	Soil	NAD27 / UTM zone 21N	628535.8058	5385396.589	679-1817981;679-1818953	2.5
JB L9 3+25N	Queensway	Soil	NAD27 / UTM zone 21N	628515.8139	5385409.919	679-1817981;679-1818953	2.5
JB L9 3+50N	Queensway	Soil	NAD27 / UTM zone 21N	628501.7036	5385427.167	679-1817981;679-1818953	2.5
JB L9 3+75N	Queensway	Soil	NAD27 / UTM zone 21N	628482.0246	5385452.519	679-1817981;679-1818953	2.5
JB L9 4+00N	Queensway	Soil	NAD27 / UTM zone 21N	628464.7654	5385468.81	679-1817981;679-1818953	2.5
JB L9 4+75N	Queensway	Soil	NAD27 / UTM zone 21N	628413.2418	5385522.565	679-1817981;679-1818953	2.5
JB L9 5+00N	Queensway	Soil	NAD27 / UTM zone 21N	628395.682	5385542.298	679-1817981;679-1818953	2.5
2218	Queensway	Soil	NAD27 / UTM zone 21N	647508.4172	5416841.851	679-1818347 - Au;679-1818347 - ICP	2.5
2219	Queensway	Soil	NAD27 / UTM zone 21N	647492.3429	5416860.995	679-1818347 - Au;679-1818347 - ICP	2.5
2220	Queensway	Soil	NAD27 / UTM zone 21N	647476.2745	5416880.149	679-1818347 - Au;679-1818347 - ICP	2.5
2221	Queensway	Soil	NAD27 / UTM zone 21N	647460.2063	5416899.303	679-1818347 - Au;679-1818347 - ICP	2.5
2222	Queensway	Soil	NAD27 / UTM zone 21N	647444.1384	5416918.447	679-1818347 - Au;679-1818347 - ICP	2.5
2223	Queensway	Soil	NAD27 / UTM zone 21N	647428.0643	5416937.601	679-1818347 - Au;679-1818347 - ICP	2.5
2224	Queensway	Soil	NAD27 / UTM zone 21N	647411.9964	5416956.755	679-1818347 - Au;679-1818347 - ICP	2.5
2225	Queensway	Soil	NAD27 / UTM zone 21N	647395.9286	5416975.909	679-1818347 - Au;679-1818347 - ICP	2.5
2226	Queensway	Soil	NAD27 / UTM zone 21N	647379.855	5416995.053	679-1818347 - Au;679-1818347 - ICP	2.5
2227	Queensway	Soil	NAD27 / UTM zone 21N	647363.7874	5417014.207	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 400

2228	Queensway	Soil	NAD27 / UTM zone 21N	647347.7199	5417033.362	679-1818347 - Au;679-1818347 - ICP	2.5
2229	Queensway	Soil	NAD27 / UTM zone 21N	647331.6466	5417052.506	679-1818347 - Au;679-1818347 - ICP	2.5
2230	Queensway	Soil	NAD27 / UTM zone 21N	647315.5793	5417071.66	679-1818347 - Au;679-1818347 - ICP	2.5
2231	Queensway	Soil	NAD27 / UTM zone 21N	647299.5122	5417090.815	679-1818347 - Au;679-1818347 - ICP	2.5
2232	Queensway	Soil	NAD27 / UTM zone 21N	647283.4392	5417109.959	679-1818347 - Au;679-1818347 - ICP	2.5
2233	Queensway	Soil	NAD27 / UTM zone 21N	647267.3723	5417129.114	679-1818347 - Au;679-1818347 - ICP	2.5
2234	Queensway	Soil	NAD27 / UTM zone 21N	647251.2993	5417148.268	679-1818347 - Au;679-1818347 - ICP	2.5
2235	Queensway	Soil	NAD27 / UTM zone 21N	647235.2329	5417167.413	679-1818347 - Au;679-1818347 - ICP	2.5
2236	Queensway	Soil	NAD27 / UTM zone 21N	647219.1601	5417186.567	679-1818347 - Au;679-1818347 - ICP	2.5
2237	Queensway	Soil	NAD27 / UTM zone 21N	647203.0936	5417205.722	679-1818347 - Au;679-1818347 - ICP	2.5
2238	Queensway	Soil	NAD27 / UTM zone 21N	647187.0212	5417224.867	679-1818347 - Au;679-1818347 - ICP	2.5
2243	Queensway	Soil	NAD27 / UTM zone 21N	647106.6729	5417320.621	679-1818347 - Au;679-1818347 - ICP	2.5
2244	Queensway	Soil	NAD27 / UTM zone 21N	647090.601	5417339.775	679-1818347 - Au;679-1818347 - ICP	2.5
2245	Queensway	Soil	NAD27 / UTM zone 21N	647074.5353	5417358.93	679-1818347 - Au;679-1818347 - ICP	2.5
2246	Queensway	Soil	NAD27 / UTM zone 21N	647058.4639	5417378.076	679-1818347 - Au;679-1818347 - ICP	2.5
2247	Queensway	Soil	NAD27 / UTM zone 21N	647042.3924	5417397.23	679-1818347 - Au;679-1818347 - ICP	2.5
2248	Queensway	Soil	NAD27 / UTM zone 21N	647026.327	5417416.385	679-1818347 - Au;679-1818347 - ICP	2.5
2251	Queensway	Soil	NAD27 / UTM zone 21N	646978.1137	5417473.831	679-1818347 - Au;679-1818347 - ICP	2.5
2252	Queensway	Soil	NAD27 / UTM zone 21N	646962.0488	5417492.986	679-1818347 - Au;679-1818347 - ICP	2.5
2253	Queensway	Soil	NAD27 / UTM zone 21N	646945.9781	5417512.132	679-1818347 - Au;679-1818347 - ICP	2.5
2256	Queensway	Soil	NAD27 / UTM zone 21N	646897.7662	5417569.588	679-1818347 - Au;679-1818347 - ICP	2.5
2257	Queensway	Soil	NAD27 / UTM zone 21N	646881.6957	5417588.743	679-1818347 - Au;679-1818347 - ICP	2.5
2258	Queensway	Soil	NAD27 / UTM zone 21N	646865.6256	5417607.889	679-1818347 - Au;679-1818347 - ICP	2.5
2259	Queensway	Soil	NAD27 / UTM zone 21N	646868.6517	5417605.965	679-1818347 - Au;679-1818347 - ICP	2.5
2260	Queensway	Soil	NAD27 / UTM zone 21N	647582.6563	5416907.635	679-1818347 - Au;679-1818347 - ICP	2.5
2261	Queensway	Soil	NAD27 / UTM zone 21N	647566.5877	5416926.789	679-1818347 - Au;679-1818347 - ICP	9
2262	Queensway	Soil	NAD27 / UTM zone 21N	647550.5195	5416945.933	679-1818347 - Au;679-1818347 - ICP	2.5
2263	Queensway	Soil	NAD27 / UTM zone 21N	647534.4512	5416965.087	679-1818347 - Au;679-1818347 - ICP	2.5
2264	Queensway	Soil	NAD27 / UTM zone 21N	647518.3768	5416984.24	679-1818347 - Au;679-1818347 - ICP	2.5
2265	Queensway	Soil	NAD27 / UTM zone 21N	647502.3087	5417003.394	679-1818347 - Au;679-1818347 - ICP	2.5
2266	Queensway	Soil	NAD27 / UTM zone 21N	647486.241	5417022.538	679-1818347 - Au;679-1818347 - ICP	2.5
2267	Queensway	Soil	NAD27 / UTM zone 21N	647470.1669	5417041.692	679-1818347 - Au;679-1818347 - ICP	5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 401

2268	Queensway	Soil	NAD27 / UTM zone 21N	647454.0991	5417060.845	679-1818347 - Au;679-1818347 - ICP	2.5
2274	Queensway	Soil	NAD27 / UTM zone 21N	647357.6829	5417175.75	679-1818347 - Au;679-1818347 - ICP	2.5
2275	Queensway	Soil	NAD27 / UTM zone 21N	647341.6097	5417194.904	679-1818347 - Au;679-1818347 - ICP	2.5
2276	Queensway	Soil	NAD27 / UTM zone 21N	647325.543	5417214.049	679-1818347 - Au;679-1818347 - ICP	2.5
2277	Queensway	Soil	NAD27 / UTM zone 21N	647309.47	5417233.203	679-1818347 - Au;679-1818347 - ICP	2.5
2278	Queensway	Soil	NAD27 / UTM zone 21N	647293.4033	5417252.357	679-1818347 - Au;679-1818347 - ICP	2.5
2279	Queensway	Soil	NAD27 / UTM zone 21N	647277.3309	5417271.502	679-1818347 - Au;679-1818347 - ICP	6
2280	Queensway	Soil	NAD27 / UTM zone 21N	647261.2644	5417290.656	679-1818347 - Au;679-1818347 - ICP	2.5
2281	Queensway	Soil	NAD27 / UTM zone 21N	647245.1918	5417309.81	679-1818347 - Au;679-1818347 - ICP	7
2285	Queensway	Soil	NAD27 / UTM zone 21N	647180.9155	5417386.409	679-1818347 - Au;679-1818347 - ICP	2.5
2286	Queensway	Soil	NAD27 / UTM zone 21N	647164.8436	5417405.563	679-1818347 - Au;679-1818347 - ICP	2.5
2287	Queensway	Soil	NAD27 / UTM zone 21N	647148.7778	5417424.718	679-1818347 - Au;679-1818347 - ICP	2.5
2288	Queensway	Soil	NAD27 / UTM zone 21N	647132.7063	5417443.863	679-1818347 - Au;679-1818347 - ICP	2.5
2289	Queensway	Soil	NAD27 / UTM zone 21N	647116.6346	5417463.018	679-1818347 - Au;679-1818347 - ICP	2.5
2290	Queensway	Soil	NAD27 / UTM zone 21N	647100.5691	5417482.172	679-1818347 - Au;679-1818347 - ICP	2.5
2291	Queensway	Soil	NAD27 / UTM zone 21N	647084.4979	5417501.318	679-1818347 - Au;679-1818347 - ICP	2.5
2292	Queensway	Soil	NAD27 / UTM zone 21N	647068.4266	5417520.472	679-1818347 - Au;679-1818347 - ICP	2.5
2293	Queensway	Soil	NAD27 / UTM zone 21N	647052.3556	5417539.618	679-1818347 - Au;679-1818347 - ICP	2.5
2295	Queensway	Soil	NAD27 / UTM zone 21N	647020.2196	5417577.928	679-1818347 - Au;679-1818347 - ICP	2.5
2296	Queensway	Soil	NAD27 / UTM zone 21N	647004.1489	5417597.073	679-1818347 - Au;679-1818347 - ICP	2.5
2297	Queensway	Soil	NAD27 / UTM zone 21N	646988.0781	5417616.228	679-1818347 - Au;679-1818347 - ICP	2.5
2299	Queensway	Soil	NAD27 / UTM zone 21N	646955.9371	5417654.529	679-1818347 - Au;679-1818347 - ICP	2.5
2300	Queensway	Soil	NAD27 / UTM zone 21N	646939.8666	5417673.684	679-1818347 - Au;679-1818347 - ICP	2.5
2302	Queensway	Soil	NAD27 / UTM zone 21N	647660.1801	5416970.738	679-1818347 - Au;679-1818347 - ICP	2.5
2303	Queensway	Soil	NAD27 / UTM zone 21N	647644.1115	5416989.892	679-1818347 - Au;679-1818347 - ICP	2.5
2304	Queensway	Soil	NAD27 / UTM zone 21N	647628.0429	5417009.045	679-1818347 - Au;679-1818347 - ICP	2.5
2305	Queensway	Soil	NAD27 / UTM zone 21N	647611.9686	5417028.189	679-1818347 - Au;679-1818347 - ICP	2.5
2306	Queensway	Soil	NAD27 / UTM zone 21N	647595.9002	5417047.342	679-1818347 - Au;679-1818347 - ICP	2.5
2307	Queensway	Soil	NAD27 / UTM zone 21N	647579.832	5417066.496	679-1818347 - Au;679-1818347 - ICP	2.5
2308	Queensway	Soil	NAD27 / UTM zone 21N	647563.7639	5417085.649	679-1818347 - Au;679-1818347 - ICP	2.5
2309	Queensway	Soil	NAD27 / UTM zone 21N	647547.69	5417104.793	679-1818347 - Au;679-1818347 - ICP	2.5
2310	Queensway	Soil	NAD27 / UTM zone 21N	647531.6221	5417123.947	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 402

2311	Queensway	Soil	NAD27 / UTM zone 21N	647515.5543	5417143.1	679-1818347 - Au;679-1818347 - ICP	2.5
2312	Queensway	Soil	NAD27 / UTM zone 21N	647499.4805	5417162.254	679-1818347 - Au;679-1818347 - ICP	2.5
2313	Queensway	Soil	NAD27 / UTM zone 21N	647483.4132	5417181.398	679-1818347 - Au;679-1818347 - ICP	2.5
2314	Queensway	Soil	NAD27 / UTM zone 21N	647467.3457	5417200.552	679-1818347 - Au;679-1818347 - ICP	2.5
2315	Queensway	Soil	NAD27 / UTM zone 21N	647451.2722	5417219.705	679-1818347 - Au;679-1818347 - ICP	2.5
2316	Queensway	Soil	NAD27 / UTM zone 21N	647435.2052	5417238.85	679-1818347 - Au;679-1818347 - ICP	2.5
2317	Queensway	Soil	NAD27 / UTM zone 21N	647419.138	5417258.004	679-1818347 - Au;679-1818347 - ICP	2.5
2318	Queensway	Soil	NAD27 / UTM zone 21N	647403.0648	5417277.158	679-1818347 - Au;679-1818347 - ICP	2.5
2319	Queensway	Soil	NAD27 / UTM zone 21N	647386.9979	5417296.311	679-1818347 - Au;679-1818347 - ICP	2.5
2320	Queensway	Soil	NAD27 / UTM zone 21N	647370.9251	5417315.456	679-1818347 - Au;679-1818347 - ICP	2.5
2321	Queensway	Soil	NAD27 / UTM zone 21N	647354.8584	5417334.61	679-1818347 - Au;679-1818347 - ICP	2.5
2322	Queensway	Soil	NAD27 / UTM zone 21N	647338.7857	5417353.764	679-1818347 - Au;679-1818347 - ICP	2.5
2323	Queensway	Soil	NAD27 / UTM zone 21N	647322.7195	5417372.909	679-1818347 - Au;679-1818347 - ICP	2.5
2324	Queensway	Soil	NAD27 / UTM zone 21N	647306.6469	5417392.063	679-1818347 - Au;679-1818347 - ICP	2.5
2325	Queensway	Soil	NAD27 / UTM zone 21N	647290.5745	5417411.217	679-1818347 - Au;679-1818347 - ICP	2.5
2329	Queensway	Soil	NAD27 / UTM zone 21N	647226.2986	5417487.815	679-1818347 - Au;679-1818347 - ICP	2.5
2330	Queensway	Soil	NAD27 / UTM zone 21N	647210.2268	5417506.969	679-1818347 - Au;679-1818347 - ICP	2.5
2331	Queensway	Soil	NAD27 / UTM zone 21N	647194.1611	5417526.124	679-1818347 - Au;679-1818347 - ICP	2.5
2332	Queensway	Soil	NAD27 / UTM zone 21N	647178.0897	5417545.269	679-1818347 - Au;679-1818347 - ICP	2.5
2333	Queensway	Soil	NAD27 / UTM zone 21N	647162.0181	5417564.423	679-1818347 - Au;679-1818347 - ICP	2.5
2334	Queensway	Soil	NAD27 / UTM zone 21N	647145.9528	5417583.578	679-1818347 - Au;679-1818347 - ICP	2.5
2338	Queensway	Soil	NAD27 / UTM zone 21N	647081.6685	5417660.178	679-1818347 - Au;679-1818347 - ICP	5
2339	Queensway	Soil	NAD27 / UTM zone 21N	647065.6037	5417679.332	679-1818347 - Au;679-1818347 - ICP	2.5
2340	Queensway	Soil	NAD27 / UTM zone 21N	647049.5331	5417698.478	679-1818347 - Au;679-1818347 - ICP	2.5
2341	Queensway	Soil	NAD27 / UTM zone 21N	647033.4624	5417717.633	679-1818347 - Au;679-1818347 - ICP	2.5
2342	Queensway	Soil	NAD27 / UTM zone 21N	647017.3921	5417736.778	679-1818347 - Au;679-1818347 - ICP	2.5
2344	Queensway	Soil	NAD27 / UTM zone 21N	647737.1768	5417031.862	679-1818347 - Au;679-1818347 - ICP	2.5
2345	Queensway	Soil	NAD27 / UTM zone 21N	647721.1021	5417051.005	679-1818347 - Au;679-1818347 - ICP	2.5
2346	Queensway	Soil	NAD27 / UTM zone 21N	647705.0335	5417070.158	679-1818347 - Au;679-1818347 - ICP	5
2348	Queensway	Soil	NAD27 / UTM zone 21N	647672.8965	5417108.464	679-1818347 - Au;679-1818347 - ICP	2.5
2349	Queensway	Soil	NAD27 / UTM zone 21N	647656.8284	5417127.608	679-1818347 - Au;679-1818347 - ICP	2.5
2350	Queensway	Soil	NAD27 / UTM zone 21N	647640.754	5417146.761	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 403

2351	Queensway	Soil	NAD27 / UTM zone 21N	647624.6859	5417165.915	679-1818347 - Au;679-1818347 - ICP	2.5
2354	Queensway	Soil	NAD27 / UTM zone 21N	647576.4762	5417223.365	679-1818347 - Au;679-1818347 - ICP	2.5
2355	Queensway	Soil	NAD27 / UTM zone 21N	647560.4086	5417242.519	679-1818347 - Au;679-1818347 - ICP	2.5
2356	Queensway	Soil	NAD27 / UTM zone 21N	647544.3349	5417261.672	679-1818347 - Au;679-1818347 - ICP	2.5
2357	Queensway	Soil	NAD27 / UTM zone 21N	647528.2674	5417280.826	679-1818347 - Au;679-1818347 - ICP	2.5
2358	Queensway	Soil	NAD27 / UTM zone 21N	647512.2003	5417299.97	679-1818347 - Au;679-1818347 - ICP	2.5
2359	Queensway	Soil	NAD27 / UTM zone 21N	647496.1268	5417319.123	679-1818347 - Au;679-1818347 - ICP	2.5
2360	Queensway	Soil	NAD27 / UTM zone 21N	647480.0597	5417338.277	679-1818347 - Au;679-1818347 - ICP	2.5
2361	Queensway	Soil	NAD27 / UTM zone 21N	647463.9865	5417357.431	679-1818347 - Au;679-1818347 - ICP	2.5
2362	Queensway	Soil	NAD27 / UTM zone 21N	647447.9198	5417376.575	679-1818347 - Au;679-1818347 - ICP	2.5
2363	Queensway	Soil	NAD27 / UTM zone 21N	647431.853	5417395.729	679-1818347 - Au;679-1818347 - ICP	2.5
2365	Queensway	Soil	NAD27 / UTM zone 21N	647399.7138	5417434.027	679-1818347 - Au;679-1818347 - ICP	2.5
2366	Queensway	Soil	NAD27 / UTM zone 21N	647383.6411	5417453.181	679-1818347 - Au;679-1818347 - ICP	2.5
2367	Queensway	Soil	NAD27 / UTM zone 21N	647367.5685	5417472.335	679-1818347 - Au;679-1818347 - ICP	2.5
2368	Queensway	Soil	NAD27 / UTM zone 21N	647351.5025	5417491.48	679-1818347 - Au;679-1818347 - ICP	2.5
2369	Queensway	Soil	NAD27 / UTM zone 21N	647335.4302	5417510.633	679-1818347 - Au;679-1818347 - ICP	2.5
2373	Queensway	Soil	NAD27 / UTM zone 21N	647271.1545	5417587.241	679-1818347 - Au;679-1818347 - ICP	2.5
2374	Queensway	Soil	NAD27 / UTM zone 21N	647255.0827	5417606.395	679-1818347 - Au;679-1818347 - ICP	2.5
2375	Queensway	Soil	NAD27 / UTM zone 21N	647239.0112	5417625.54	679-1818347 - Au;679-1818347 - ICP	2.5
2377	Queensway	Soil	NAD27 / UTM zone 21N	647206.8743	5417663.848	679-1818347 - Au;679-1818347 - ICP	2.5
2378	Queensway	Soil	NAD27 / UTM zone 21N	647190.8033	5417682.993	679-1818347 - Au;679-1818347 - ICP	2.5
2380	Queensway	Soil	NAD27 / UTM zone 21N	647158.6672	5417721.293	679-1818347 - Au;679-1818347 - ICP	2.5
2381	Queensway	Soil	NAD27 / UTM zone 21N	647142.5962	5417740.447	679-1818347 - Au;679-1818347 - ICP	2.5
2382	Queensway	Soil	NAD27 / UTM zone 21N	647126.5252	5417759.602	679-1818347 - Au;679-1818347 - ICP	2.5
2384	Queensway	Soil	NAD27 / UTM zone 21N	647094.384	5417797.902	679-1818347 - Au;679-1818347 - ICP	2.5
2386	Queensway	Soil	NAD27 / UTM zone 21N	647813.3746	5417096.153	679-1818347 - Au;679-1818347 - ICP	2.5
2387	Queensway	Soil	NAD27 / UTM zone 21N	647797.3057	5417115.306	679-1818347 - Au;679-1818347 - ICP	2.5
2388	Queensway	Soil	NAD27 / UTM zone 21N	647781.2372	5417134.449	679-1818347 - Au;679-1818347 - ICP	2.5
2389	Queensway	Soil	NAD27 / UTM zone 21N	647765.1624	5417153.602	679-1818347 - Au;679-1818347 - ICP	2.5
2390	Queensway	Soil	NAD27 / UTM zone 21N	647749.0938	5417172.755	679-1818347 - Au;679-1818347 - ICP	2.5
2391	Queensway	Soil	NAD27 / UTM zone 21N	647733.0254	5417191.908	679-1818347 - Au;679-1818347 - ICP	2.5
2397	Queensway	Soil	NAD27 / UTM zone 21N	647636.6049	5417306.817	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 404

2398	Queensway	Soil	NAD27 / UTM zone 21N	647620.5375	5417325.961	679-1818347 - Au;679-1818347 - ICP	2.5
2399	Queensway	Soil	NAD27 / UTM zone 21N	647604.47	5417345.115	679-1818347 - Au;679-1818347 - ICP	2.5
2400	Queensway	Soil	NAD27 / UTM zone 21N	647588.3964	5417364.268	679-1818347 - Au;679-1818347 - ICP	2.5
2401	Queensway	Soil	NAD27 / UTM zone 21N	647572.329	5417383.421	679-1818347 - Au;679-1818347 - ICP	2.5
2402	Queensway	Soil	NAD27 / UTM zone 21N	647556.262	5417402.565	679-1818347 - Au;679-1818347 - ICP	2.5
2403	Queensway	Soil	NAD27 / UTM zone 21N	647540.1887	5417421.719	679-1818347 - Au;679-1818347 - ICP	2.5
2404	Queensway	Soil	NAD27 / UTM zone 21N	647524.1216	5417440.872	679-1818347 - Au;679-1818347 - ICP	2.5
2405	Queensway	Soil	NAD27 / UTM zone 21N	647508.0485	5417460.026	679-1818347 - Au;679-1818347 - ICP	2.5
2406	Queensway	Soil	NAD27 / UTM zone 21N	647491.982	5417479.17	679-1818347 - Au;679-1818347 - ICP	2.5
2407	Queensway	Soil	NAD27 / UTM zone 21N	647475.9091	5417498.324	679-1818347 - Au;679-1818347 - ICP	2.5
2408	Queensway	Soil	NAD27 / UTM zone 21N	647459.8425	5417517.477	679-1818347 - Au;679-1818347 - ICP	2.5
2409	Queensway	Soil	NAD27 / UTM zone 21N	647443.7699	5417536.631	679-1818347 - Au;679-1818347 - ICP	2.5
2410	Queensway	Soil	NAD27 / UTM zone 21N	647427.7037	5417555.775	679-1818347 - Au;679-1818347 - ICP	2.5
2411	Queensway	Soil	NAD27 / UTM zone 21N	647411.6313	5417574.929	679-1818347 - Au;679-1818347 - ICP	2.5
2414	Queensway	Soil	NAD27 / UTM zone 21N	647363.421	5417632.381	679-1818347 - Au;679-1818347 - ICP	2.5
2415	Queensway	Soil	NAD27 / UTM zone 21N	647347.3551	5417651.535	679-1818347 - Au;679-1818347 - ICP	2.5
2416	Queensway	Soil	NAD27 / UTM zone 21N	647331.2836	5417670.68	679-1818347 - Au;679-1818347 - ICP	2.5
2417	Queensway	Soil	NAD27 / UTM zone 21N	647315.2118	5417689.834	679-1818347 - Au;679-1818347 - ICP	5
2421	Queensway	Soil	NAD27 / UTM zone 21N	647250.9382	5417766.441	679-1818347 - Au;679-1818347 - ICP	2.5
2422	Queensway	Soil	NAD27 / UTM zone 21N	647234.867	5417785.596	679-1818347 - Au;679-1818347 - ICP	2.5
2423	Queensway	Soil	NAD27 / UTM zone 21N	647218.7961	5417804.741	679-1818347 - Au;679-1818347 - ICP	2.5
2424	Queensway	Soil	NAD27 / UTM zone 21N	647202.725	5417823.895	679-1818347 - Au;679-1818347 - ICP	8
2425	Queensway	Soil	NAD27 / UTM zone 21N	647186.6544	5417843.04	679-1818347 - Au;679-1818347 - ICP	2.5
2426	Queensway	Soil	NAD27 / UTM zone 21N	647170.5897	5417862.194	679-1818347 - Au;679-1818347 - ICP	5
2428	Queensway	Soil	NAD27 / UTM zone 21N	647887.1913	5417160.448	679-1818347 - Au;679-1818347 - ICP	2.5
2429	Queensway	Soil	NAD27 / UTM zone 21N	647871.1223	5417179.601	679-1818347 - Au;679-1818347 - ICP	5
2431	Queensway	Soil	NAD27 / UTM zone 21N	647838.985	5417217.897	679-1818347 - Au;679-1818347 - ICP	2.5
2432	Queensway	Soil	NAD27 / UTM zone 21N	647822.9163	5417237.049	679-1818347 - Au;679-1818347 - ICP	2.5
2439	Queensway	Soil	NAD27 / UTM zone 21N	647710.4268	5417371.11	679-1818347 - Au;679-1818347 - ICP	2.5
2440	Queensway	Soil	NAD27 / UTM zone 21N	647694.3592	5417390.254	679-1818347 - Au;679-1818347 - ICP	2.5
2441	Queensway	Soil	NAD27 / UTM zone 21N	647678.2855	5417409.407	679-1818347 - Au;679-1818347 - ICP	2.5
2442	Queensway	Soil	NAD27 / UTM zone 21N	647662.2179	5417428.56	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 405

2443	Queensway	Soil	NAD27 / UTM zone 21N	647646.1504	5417447.713	679-1818347 - Au;679-1818347 - ICP	2.5
2446	Queensway	Soil	NAD27 / UTM zone 21N	647597.9366	5417505.163	679-1818347 - Au;679-1818347 - ICP	2.5
2447	Queensway	Soil	NAD27 / UTM zone 21N	647581.8696	5417524.317	679-1818347 - Au;679-1818347 - ICP	2.5
2448	Queensway	Soil	NAD27 / UTM zone 21N	647565.7965	5417543.47	679-1818347 - Au;679-1818347 - ICP	2.5
2450	Queensway	Soil	NAD27 / UTM zone 21N	647533.6572	5417581.768	679-1818347 - Au;679-1818347 - ICP	5
2451	Queensway	Soil	NAD27 / UTM zone 21N	647517.5906	5417600.921	679-1818347 - Au;679-1818347 - ICP	2.5
2452	Queensway	Soil	NAD27 / UTM zone 21N	647501.5179	5417620.075	679-1818347 - Au;679-1818347 - ICP	2.5
2453	Queensway	Soil	NAD27 / UTM zone 21N	647485.4518	5417639.219	679-1818347 - Au;679-1818347 - ICP	2.5
2454	Queensway	Soil	NAD27 / UTM zone 21N	647469.3793	5417658.372	679-1818347 - Au;679-1818347 - ICP	2.5
2455	Queensway	Soil	NAD27 / UTM zone 21N	647453.3132	5417677.526	679-1818347 - Au;679-1818347 - ICP	8
2456	Queensway	Soil	NAD27 / UTM zone 21N	647437.241	5417696.68	679-1818347 - Au;679-1818347 - ICP	11
2457	Queensway	Soil	NAD27 / UTM zone 21N	647421.1753	5417715.824	679-1818347 - Au;679-1818347 - ICP	2.5
2458	Queensway	Soil	NAD27 / UTM zone 21N	647405.1033	5417734.978	679-1818347 - Au;679-1818347 - ICP	2.5
2460	Queensway	Soil	NAD27 / UTM zone 21N	647372.966	5417773.276	679-1818347 - Au;679-1818347 - ICP	2.5
2462	Queensway	Soil	NAD27 / UTM zone 21N	647340.8228	5417811.584	679-1818347 - Au;679-1818347 - ICP	2.5
2463	Queensway	Soil	NAD27 / UTM zone 21N	647324.7513	5417830.738	679-1818347 - Au;679-1818347 - ICP	2.5
2464	Queensway	Soil	NAD27 / UTM zone 21N	647308.6864	5417849.883	679-1818347 - Au;679-1818347 - ICP	2.5
2465	Queensway	Soil	NAD27 / UTM zone 21N	647292.6152	5417869.037	679-1818347 - Au;679-1818347 - ICP	2.5
2466	Queensway	Soil	NAD27 / UTM zone 21N	647276.5441	5417888.191	679-1818347 - Au;679-1818347 - ICP	2.5
2467	Queensway	Soil	NAD27 / UTM zone 21N	647260.4733	5417907.336	679-1818347 - Au;679-1818347 - ICP	6
2469	Queensway	Soil	NAD27 / UTM zone 21N	647247.4285	5417924.566	679-1818347 - Au;679-1818347 - ICP	2.5
2470	Queensway	Soil	NAD27 / UTM zone 21N	647965.7736	5417223.947	679-1818347 - Au;679-1818347 - ICP	2.5
2471	Queensway	Soil	NAD27 / UTM zone 21N	647949.7045	5417243.1	679-1818347 - Au;679-1818347 - ICP	2.5
2472	Queensway	Soil	NAD27 / UTM zone 21N	647933.6358	5417262.243	679-1818347 - Au;679-1818347 - ICP	2.5
2473	Queensway	Soil	NAD27 / UTM zone 21N	647917.567	5417281.395	679-1818347 - Au;679-1818347 - ICP	2.5
2474	Queensway	Soil	NAD27 / UTM zone 21N	647901.4982	5417300.548	679-1818347 - Au;679-1818347 - ICP	2.5
2475	Queensway	Soil	NAD27 / UTM zone 21N	647885.4234	5417319.7	679-1818347 - Au;679-1818347 - ICP	2.5
2476	Queensway	Soil	NAD27 / UTM zone 21N	647869.3548	5417338.853	679-1818347 - Au;679-1818347 - ICP	2.5
2477	Queensway	Soil	NAD27 / UTM zone 21N	647853.2864	5417358.005	679-1818347 - Au;679-1818347 - ICP	2.5
2478	Queensway	Soil	NAD27 / UTM zone 21N	647837.2181	5417377.158	679-1818347 - Au;679-1818347 - ICP	8
2479	Queensway	Soil	NAD27 / UTM zone 21N	647821.1501	5417396.301	679-1818347 - Au;679-1818347 - ICP	2.5
2480	Queensway	Soil	NAD27 / UTM zone 21N	647805.0759	5417415.454	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 406

2481	Queensway	Soil	NAD27 / UTM zone 21N	647789.0079	5417434.607	679-1818347 - Au;679-1818347 - ICP	2.5
2482	Queensway	Soil	NAD27 / UTM zone 21N	647772.94	5417453.76	679-1818347 - Au;679-1818347 - ICP	2.5
2483	Queensway	Soil	NAD27 / UTM zone 21N	647756.8661	5417472.913	679-1818347 - Au;679-1818347 - ICP	2.5
2484	Queensway	Soil	NAD27 / UTM zone 21N	647740.7986	5417492.056	679-1818347 - Au;679-1818347 - ICP	2.5
2485	Queensway	Soil	NAD27 / UTM zone 21N	647724.7311	5417511.209	679-1818347 - Au;679-1818347 - ICP	2.5
2486	Queensway	Soil	NAD27 / UTM zone 21N	647708.6574	5417530.362	679-1818347 - Au;679-1818347 - ICP	5
2487	Queensway	Soil	NAD27 / UTM zone 21N	647692.5901	5417549.515	679-1818347 - Au;679-1818347 - ICP	2.5
2488	Queensway	Soil	NAD27 / UTM zone 21N	647676.5228	5417568.668	679-1818347 - Au;679-1818347 - ICP	2.5
2489	Queensway	Soil	NAD27 / UTM zone 21N	647660.4498	5417587.812	679-1818347 - Au;679-1818347 - ICP	2.5
2490	Queensway	Soil	NAD27 / UTM zone 21N	647644.3827	5417606.965	679-1818347 - Au;679-1818347 - ICP	2.5
2491	Queensway	Soil	NAD27 / UTM zone 21N	647628.3097	5417626.118	679-1818347 - Au;679-1818347 - ICP	2.5
2492	Queensway	Soil	NAD27 / UTM zone 21N	647612.2429	5417645.272	679-1818347 - Au;679-1818347 - ICP	5
2493	Queensway	Soil	NAD27 / UTM zone 21N	647596.17	5417664.425	679-1818347 - Au;679-1818347 - ICP	2.5
2494	Queensway	Soil	NAD27 / UTM zone 21N	647580.1037	5417683.569	679-1818347 - Au;679-1818347 - ICP	2.5
2495	Queensway	Soil	NAD27 / UTM zone 21N	647564.031	5417702.722	679-1818347 - Au;679-1818347 - ICP	2.5
2496	Queensway	Soil	NAD27 / UTM zone 21N	647547.9646	5417721.876	679-1818347 - Au;679-1818347 - ICP	2.5
2497	Queensway	Soil	NAD27 / UTM zone 21N	647531.8922	5417741.029	679-1818347 - Au;679-1818347 - ICP	15
2498	Queensway	Soil	NAD27 / UTM zone 21N	647515.8263	5417760.173	679-1818347 - Au;679-1818347 - ICP	2.5
2499	Queensway	Soil	NAD27 / UTM zone 21N	647499.7541	5417779.327	679-1818347 - Au;679-1818347 - ICP	2.5
2500	Queensway	Soil	NAD27 / UTM zone 21N	647483.682	5417798.48	679-1818347 - Au;679-1818347 - ICP	2.5
2501	Queensway	Soil	NAD27 / UTM zone 21N	647467.6162	5417817.634	679-1818347 - Au;679-1818347 - ICP	2.5
2502	Queensway	Soil	NAD27 / UTM zone 21N	647451.5445	5417836.778	679-1818347 - Au;679-1818347 - ICP	2.5
2503	Queensway	Soil	NAD27 / UTM zone 21N	647435.4727	5417855.932	679-1818347 - Au;679-1818347 - ICP	2.5
2504	Queensway	Soil	NAD27 / UTM zone 21N	647419.4072	5417875.086	679-1818347 - Au;679-1818347 - ICP	2.5
2505	Queensway	Soil	NAD27 / UTM zone 21N	647403.3359	5417894.23	679-1818347 - Au;679-1818347 - ICP	2.5
2506	Queensway	Soil	NAD27 / UTM zone 21N	647387.2645	5417913.384	679-1818347 - Au;679-1818347 - ICP	2.5
2507	Queensway	Soil	NAD27 / UTM zone 21N	647371.1931	5417932.538	679-1818347 - Au;679-1818347 - ICP	2.5
2508	Queensway	Soil	NAD27 / UTM zone 21N	647355.128	5417951.692	679-1818347 - Au;679-1818347 - ICP	2.5
2509	Queensway	Soil	NAD27 / UTM zone 21N	647339.0571	5417970.836	679-1818347 - Au;679-1818347 - ICP	2.5
2510	Queensway	Soil	NAD27 / UTM zone 21N	647322.9861	5417989.99	679-1818347 - Au;679-1818347 - ICP	2.5
2511	Queensway	Soil	NAD27 / UTM zone 21N	647326.0122	5417988.066	679-1818347 - Au;679-1818347 - ICP	2.5
2512	Queensway	Soil	NAD27 / UTM zone 21N	648040.3898	5417289.03	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 407

2513	Queensway	Soil	NAD27 / UTM zone 21N	648024.3206	5417308.182	679-1818347 - Au;679-1818347 - ICP	6
2514	Queensway	Soil	NAD27 / UTM zone 21N	648008.2454	5417327.334	679-1818347 - Au;679-1818347 - ICP	2.5
2515	Queensway	Soil	NAD27 / UTM zone 21N	647992.1764	5417346.487	679-1818347 - Au;679-1818347 - ICP	6
2516	Queensway	Soil	NAD27 / UTM zone 21N	647976.1076	5417365.639	679-1818347 - Au;679-1818347 - ICP	2.5
2517	Queensway	Soil	NAD27 / UTM zone 21N	647960.0388	5417384.791	679-1818347 - Au;679-1818347 - ICP	6
2518	Queensway	Soil	NAD27 / UTM zone 21N	647943.9702	5417403.944	679-1818347 - Au;679-1818347 - ICP	2.5
2519	Queensway	Soil	NAD27 / UTM zone 21N	647927.9019	5417423.087	679-1818347 - Au;679-1818347 - ICP	2.5
2520	Queensway	Soil	NAD27 / UTM zone 21N	647911.8273	5417442.239	679-1818347 - Au;679-1818347 - ICP	6
2521	Queensway	Soil	NAD27 / UTM zone 21N	647895.759	5417461.391	679-1818347 - Au;679-1818347 - ICP	2.5
2522	Queensway	Soil	NAD27 / UTM zone 21N	647879.6908	5417480.544	679-1818347 - Au;679-1818347 - ICP	2.5
2523	Queensway	Soil	NAD27 / UTM zone 21N	647863.6227	5417499.697	679-1818347 - Au;679-1818347 - ICP	2.5
2524	Queensway	Soil	NAD27 / UTM zone 21N	647847.5486	5417518.849	679-1818347 - Au;679-1818347 - ICP	2.5
2525	Queensway	Soil	NAD27 / UTM zone 21N	647831.481	5417537.992	679-1818347 - Au;679-1818347 - ICP	2.5
2526	Queensway	Soil	NAD27 / UTM zone 21N	647815.4132	5417557.145	679-1818347 - Au;679-1818347 - ICP	2.5
2527	Queensway	Soil	NAD27 / UTM zone 21N	647799.3394	5417576.298	679-1818347 - Au;679-1818347 - ICP	2.5
2528	Queensway	Soil	NAD27 / UTM zone 21N	647783.2719	5417595.451	679-1818347 - Au;679-1818347 - ICP	2.5
2529	Queensway	Soil	NAD27 / UTM zone 21N	647767.2044	5417614.604	679-1818347 - Au;679-1818347 - ICP	2.5
2530	Queensway	Soil	NAD27 / UTM zone 21N	647751.1309	5417633.756	679-1818347 - Au;679-1818347 - ICP	6
2531	Queensway	Soil	NAD27 / UTM zone 21N	647735.0639	5417652.9	679-1818347 - Au;679-1818347 - ICP	2.5
2532	Queensway	Soil	NAD27 / UTM zone 21N	647718.9906	5417672.053	679-1818347 - Au;679-1818347 - ICP	2.5
2533	Queensway	Soil	NAD27 / UTM zone 21N	647702.9236	5417691.206	679-1818347 - Au;679-1818347 - ICP	2.5
2534	Queensway	Soil	NAD27 / UTM zone 21N	647686.8567	5417710.359	679-1818347 - Au;679-1818347 - ICP	2.5
2535	Queensway	Soil	NAD27 / UTM zone 21N	647670.7838	5417729.512	679-1818347 - Au;679-1818347 - ICP	2.5
2536	Queensway	Soil	NAD27 / UTM zone 21N	647654.7173	5417748.656	679-1818347 - Au;679-1818347 - ICP	2.5
2537	Queensway	Soil	NAD27 / UTM zone 21N	647638.6446	5417767.809	679-1818347 - Au;679-1818347 - ICP	2.5
2538	Queensway	Soil	NAD27 / UTM zone 21N	647622.5781	5417786.962	679-1818347 - Au;679-1818347 - ICP	7
2539	Queensway	Soil	NAD27 / UTM zone 21N	647606.5056	5417806.115	679-1818347 - Au;679-1818347 - ICP	2.5
2540	Queensway	Soil	NAD27 / UTM zone 21N	647590.4334	5417825.259	679-1818347 - Au;679-1818347 - ICP	5
2541	Queensway	Soil	NAD27 / UTM zone 21N	647574.3672	5417844.413	679-1818347 - Au;679-1818347 - ICP	2.5
2542	Queensway	Soil	NAD27 / UTM zone 21N	647558.295	5417863.566	679-1818347 - Au;679-1818347 - ICP	2.5
2543	Queensway	Soil	NAD27 / UTM zone 21N	647542.2291	5417882.719	679-1818347 - Au;679-1818347 - ICP	2.5
2544	Queensway	Soil	NAD27 / UTM zone 21N	647526.1571	5417901.873	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 408

2545	Queensway	Soil	NAD27 / UTM zone 21N	647510.0855	5417921.017	679-1818347 - Au;679-1818347 - ICP	2.5
2546	Queensway	Soil	NAD27 / UTM zone 21N	647494.0199	5417940.17	679-1818347 - Au;679-1818347 - ICP	2.5
2547	Queensway	Soil	NAD27 / UTM zone 21N	647477.9482	5417959.324	679-1818347 - Au;679-1818347 - ICP	2.5
2548	Queensway	Soil	NAD27 / UTM zone 21N	647461.8769	5417978.468	679-1818347 - Au;679-1818347 - ICP	2.5
2549	Queensway	Soil	NAD27 / UTM zone 21N	647445.8116	5417997.622	679-1818347 - Au;679-1818347 - ICP	7
2550	Queensway	Soil	NAD27 / UTM zone 21N	647429.7403	5418016.776	679-1818347 - Au;679-1818347 - ICP	2.5
2551	Queensway	Soil	NAD27 / UTM zone 21N	647413.6691	5418035.929	679-1818347 - Au;679-1818347 - ICP	2.5
2552	Queensway	Soil	NAD27 / UTM zone 21N	647397.5982	5418055.074	679-1818347 - Au;679-1818347 - ICP	2.5
2553	Queensway	Soil	NAD27 / UTM zone 21N	647400.6242	5418053.149	679-1818347 - Au;679-1818347 - ICP	2.5
2554	Queensway	Soil	NAD27 / UTM zone 21N	648118.9695	5417354.117	679-1818347 - Au;679-1818347 - ICP	2.5
2555	Queensway	Soil	NAD27 / UTM zone 21N	648102.9002	5417373.269	679-1818347 - Au;679-1818347 - ICP	2.5
2556	Queensway	Soil	NAD27 / UTM zone 21N	648086.831	5417392.421	679-1818347 - Au;679-1818347 - ICP	2.5
2557	Queensway	Soil	NAD27 / UTM zone 21N	648070.762	5417411.573	679-1818347 - Au;679-1818347 - ICP	2.5
2558	Queensway	Soil	NAD27 / UTM zone 21N	648054.693	5417430.725	679-1818347 - Au;679-1818347 - ICP	2.5
2559	Queensway	Soil	NAD27 / UTM zone 21N	648038.618	5417449.877	679-1818347 - Au;679-1818347 - ICP	12
2560	Queensway	Soil	NAD27 / UTM zone 21N	648022.5492	5417469.029	679-1818347 - Au;679-1818347 - ICP	2.5
2561	Queensway	Soil	NAD27 / UTM zone 21N	648006.4806	5417488.181	679-1818347 - Au;679-1818347 - ICP	6
2562	Queensway	Soil	NAD27 / UTM zone 21N	647990.4121	5417507.333	679-1818347 - Au;679-1818347 - ICP	2.5
2563	Queensway	Soil	NAD27 / UTM zone 21N	647974.3439	5417526.476	679-1818347 - Au;679-1818347 - ICP	47
2564	Queensway	Soil	NAD27 / UTM zone 21N	647958.2694	5417545.628	679-1818347 - Au;679-1818347 - ICP	2.5
2565	Queensway	Soil	NAD27 / UTM zone 21N	647942.2012	5417564.781	679-1818347 - Au;679-1818347 - ICP	2.5
2566	Queensway	Soil	NAD27 / UTM zone 21N	647926.1331	5417583.933	679-1818347 - Au;679-1818347 - ICP	2.5
2567	Queensway	Soil	NAD27 / UTM zone 21N	647910.0651	5417603.086	679-1818347 - Au;679-1818347 - ICP	2.5
2568	Queensway	Soil	NAD27 / UTM zone 21N	647893.9912	5417622.238	679-1818347 - Au;679-1818347 - ICP	2.5
2569	Queensway	Soil	NAD27 / UTM zone 21N	647877.9234	5417641.391	679-1818347 - Au;679-1818347 - ICP	2.5
2570	Queensway	Soil	NAD27 / UTM zone 21N	647861.856	5417660.534	679-1818347 - Au;679-1818347 - ICP	2.5
2571	Queensway	Soil	NAD27 / UTM zone 21N	647845.7822	5417679.686	679-1818347 - Au;679-1818347 - ICP	2.5
2572	Queensway	Soil	NAD27 / UTM zone 21N	647829.7148	5417698.839	679-1818347 - Au;679-1818347 - ICP	6
2573	Queensway	Soil	NAD27 / UTM zone 21N	647813.6474	5417717.992	679-1818347 - Au;679-1818347 - ICP	2.5
2574	Queensway	Soil	NAD27 / UTM zone 21N	647797.574	5417737.144	679-1818347 - Au;679-1818347 - ICP	12
2575	Queensway	Soil	NAD27 / UTM zone 21N	647781.5069	5417756.297	679-1818347 - Au;679-1818347 - ICP	2.5
2579	Queensway	Soil	NAD27 / UTM zone 21N	647717.2275	5417832.899	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 409

2580	Queensway	Soil	NAD27 / UTM zone 21N	647701.1547	5417852.052	679-1818347 - Au;679-1818347 - ICP	2.5
2581	Queensway	Soil	NAD27 / UTM zone 21N	647685.0885	5417871.196	679-1818347 - Au;679-1818347 - ICP	5
2582	Queensway	Soil	NAD27 / UTM zone 21N	647669.0159	5417890.349	679-1818347 - Au;679-1818347 - ICP	2.5
2583	Queensway	Soil	NAD27 / UTM zone 21N	647652.9497	5417909.502	679-1818347 - Au;679-1818347 - ICP	2.5
2584	Queensway	Soil	NAD27 / UTM zone 21N	647636.8773	5417928.655	679-1818347 - Au;679-1818347 - ICP	2.5
2585	Queensway	Soil	NAD27 / UTM zone 21N	647620.8052	5417947.808	679-1818347 - Au;679-1818347 - ICP	2.5
2586	Queensway	Soil	NAD27 / UTM zone 21N	647604.7395	5417966.952	679-1818347 - Au;679-1818347 - ICP	2.5
2587	Queensway	Soil	NAD27 / UTM zone 21N	647588.6675	5417986.106	679-1818347 - Au;679-1818347 - ICP	2.5
2588	Queensway	Soil	NAD27 / UTM zone 21N	647572.6018	5418005.259	679-1818347 - Au;679-1818347 - ICP	2.5
2589	Queensway	Soil	NAD27 / UTM zone 21N	647556.53	5418024.412	679-1818347 - Au;679-1818347 - ICP	2.5
2590	Queensway	Soil	NAD27 / UTM zone 21N	647540.4586	5418043.556	679-1818347 - Au;679-1818347 - ICP	2.5
2591	Queensway	Soil	NAD27 / UTM zone 21N	647524.3932	5418062.71	679-1818347 - Au;679-1818347 - ICP	2.5
2592	Queensway	Soil	NAD27 / UTM zone 21N	647508.3217	5418081.863	679-1818347 - Au;679-1818347 - ICP	2.5
2593	Queensway	Soil	NAD27 / UTM zone 21N	647492.2504	5418101.017	679-1818347 - Au;679-1818347 - ICP	2.5
2594	Queensway	Soil	NAD27 / UTM zone 21N	647476.1794	5418120.161	679-1818347 - Au;679-1818347 - ICP	2.5
2595	Queensway	Soil	NAD27 / UTM zone 21N	647479.2055	5418118.236	679-1818347 - Au;679-1818347 - ICP	2.5
2596	Queensway	Soil	NAD27 / UTM zone 21N	648198.8152	5417421.69	679-1818347 - Au;679-1818347 - ICP	2.5
2597	Queensway	Soil	NAD27 / UTM zone 21N	648182.7458	5417440.842	679-1818347 - Au;679-1818347 - ICP	2.5
2598	Queensway	Soil	NAD27 / UTM zone 21N	648166.6766	5417459.994	679-1818347 - Au;679-1818347 - ICP	6
2599	Queensway	Soil	NAD27 / UTM zone 21N	648150.6076	5417479.136	679-1818347 - Au;679-1818347 - ICP	2.5
2600	Queensway	Soil	NAD27 / UTM zone 21N	648134.5386	5417498.288	679-1818347 - Au;679-1818347 - ICP	11
2601	Queensway	Soil	NAD27 / UTM zone 21N	648118.4635	5417517.44	679-1818347 - Au;679-1818347 - ICP	2.5
2603	Queensway	Soil	NAD27 / UTM zone 21N	648086.3259	5417555.744	679-1818347 - Au;679-1818347 - ICP	2.5
2604	Queensway	Soil	NAD27 / UTM zone 21N	648070.2573	5417574.896	679-1818347 - Au;679-1818347 - ICP	2.5
2606	Queensway	Soil	NAD27 / UTM zone 21N	648038.1203	5417613.2	679-1818347 - Au;679-1818347 - ICP	2.5
2607	Queensway	Soil	NAD27 / UTM zone 21N	648022.0459	5417632.352	679-1818347 - Au;679-1818347 - ICP	2.5
2608	Queensway	Soil	NAD27 / UTM zone 21N	648005.9776	5417651.504	679-1818347 - Au;679-1818347 - ICP	2.5
2609	Queensway	Soil	NAD27 / UTM zone 21N	647989.9095	5417670.656	679-1818347 - Au;679-1818347 - ICP	2.5
2610	Queensway	Soil	NAD27 / UTM zone 21N	647973.8418	5417689.799	679-1818347 - Au;679-1818347 - ICP	2.5
2611	Queensway	Soil	NAD27 / UTM zone 21N	647957.7678	5417708.952	679-1818347 - Au;679-1818347 - ICP	2.5
2612	Queensway	Soil	NAD27 / UTM zone 21N	647941.7	5417728.104	679-1818347 - Au;679-1818347 - ICP	2.5
2613	Queensway	Soil	NAD27 / UTM zone 21N	647925.6323	5417747.256	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 410

2614	Queensway	Soil	NAD27 / UTM zone 21N	647909.5587	5417766.409	679-1818347 - Au;679-1818347 - ICP	5
2615	Queensway	Soil	NAD27 / UTM zone 21N	647893.4912	5417785.561	679-1818347 - Au;679-1818347 - ICP	2.5
2616	Queensway	Soil	NAD27 / UTM zone 21N	647877.4177	5417804.714	679-1818347 - Au;679-1818347 - ICP	2.5
2617	Queensway	Soil	NAD27 / UTM zone 21N	647861.3507	5417823.857	679-1818347 - Au;679-1818347 - ICP	2.5
2618	Queensway	Soil	NAD27 / UTM zone 21N	647845.2836	5417843.009	679-1818347 - Au;679-1818347 - ICP	2.5
2619	Queensway	Soil	NAD27 / UTM zone 21N	647829.2104	5417862.162	679-1818347 - Au;679-1818347 - ICP	2.5
2620	Queensway	Soil	NAD27 / UTM zone 21N	647813.1435	5417881.315	679-1818347 - Au;679-1818347 - ICP	2.5
2621	Queensway	Soil	NAD27 / UTM zone 21N	647797.0705	5417900.467	679-1818347 - Au;679-1818347 - ICP	2.5
2622	Queensway	Soil	NAD27 / UTM zone 21N	647781.0038	5417919.62	679-1818347 - Au;679-1818347 - ICP	2.5
2623	Queensway	Soil	NAD27 / UTM zone 21N	647764.9314	5417938.764	679-1818347 - Au;679-1818347 - ICP	2.5
2624	Queensway	Soil	NAD27 / UTM zone 21N	647748.8649	5417957.916	679-1818347 - Au;679-1818347 - ICP	2.5
2625	Queensway	Soil	NAD27 / UTM zone 21N	647732.7924	5417977.069	679-1818347 - Au;679-1818347 - ICP	2.5
2626	Queensway	Soil	NAD27 / UTM zone 21N	647716.7261	5417996.222	679-1818347 - Au;679-1818347 - ICP	2.5
2627	Queensway	Soil	NAD27 / UTM zone 21N	647700.6538	5418015.375	679-1818347 - Au;679-1818347 - ICP	2.5
2628	Queensway	Soil	NAD27 / UTM zone 21N	647684.5818	5418034.519	679-1818347 - Au;679-1818347 - ICP	2.5
2629	Queensway	Soil	NAD27 / UTM zone 21N	647668.5159	5418053.672	679-1818347 - Au;679-1818347 - ICP	6
2630	Queensway	Soil	NAD27 / UTM zone 21N	647652.4439	5418072.825	679-1818347 - Au;679-1818347 - ICP	2.5
2631	Queensway	Soil	NAD27 / UTM zone 21N	647636.3782	5418091.978	679-1818347 - Au;679-1818347 - ICP	2.5
2632	Queensway	Soil	NAD27 / UTM zone 21N	647620.3064	5418111.131	679-1818347 - Au;679-1818347 - ICP	7
2633	Queensway	Soil	NAD27 / UTM zone 21N	647604.235	5418130.275	679-1818347 - Au;679-1818347 - ICP	2.5
2638	Queensway	Soil	NAD27 / UTM zone 21N	648275.8677	5417484.427	679-1818347 - Au;679-1818347 - ICP	2.5
2639	Queensway	Soil	NAD27 / UTM zone 21N	648259.7982	5417503.578	679-1818347 - Au;679-1818347 - ICP	2.5
2640	Queensway	Soil	NAD27 / UTM zone 21N	648243.7288	5417522.73	679-1818347 - Au;679-1818347 - ICP	2.5
2641	Queensway	Soil	NAD27 / UTM zone 21N	648227.6596	5417541.881	679-1818347 - Au;679-1818347 - ICP	2.5
2642	Queensway	Soil	NAD27 / UTM zone 21N	648211.5904	5417561.033	679-1818347 - Au;679-1818347 - ICP	6
2643	Queensway	Soil	NAD27 / UTM zone 21N	648195.5213	5417580.185	679-1818347 - Au;679-1818347 - ICP	2.5
2644	Queensway	Soil	NAD27 / UTM zone 21N	648179.4462	5417599.336	679-1818347 - Au;679-1818347 - ICP	2.5
2645	Queensway	Soil	NAD27 / UTM zone 21N	648163.3773	5417618.488	679-1818347 - Au;679-1818347 - ICP	2.5
2646	Queensway	Soil	NAD27 / UTM zone 21N	648147.3086	5417637.64	679-1818347 - Au;679-1818347 - ICP	5
2647	Queensway	Soil	NAD27 / UTM zone 21N	648131.2399	5417656.791	679-1818347 - Au;679-1818347 - ICP	8
2650	Queensway	Soil	NAD27 / UTM zone 21N	648083.0288	5417714.238	679-1818347 - Au;679-1818347 - ICP	2.5
2651	Queensway	Soil	NAD27 / UTM zone 21N	648066.9606	5417733.39	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 411

2652	Queensway	Soil	NAD27 / UTM zone 21N	648050.8925	5417752.542	679-1818347 - Au;679-1818347 - ICP	2.5
2653	Queensway	Soil	NAD27 / UTM zone 21N	648034.8245	5417771.694	679-1818347 - Au;679-1818347 - ICP	2.5
2654	Queensway	Soil	NAD27 / UTM zone 21N	648018.7505	5417790.846	679-1818347 - Au;679-1818347 - ICP	2.5
2655	Queensway	Soil	NAD27 / UTM zone 21N	648002.6827	5417809.998	679-1818347 - Au;679-1818347 - ICP	2.5
2656	Queensway	Soil	NAD27 / UTM zone 21N	647986.615	5417829.15	679-1818347 - Au;679-1818347 - ICP	2.5
2657	Queensway	Soil	NAD27 / UTM zone 21N	647970.5413	5417848.303	679-1818347 - Au;679-1818347 - ICP	2.5
2658	Queensway	Soil	NAD27 / UTM zone 21N	647954.4741	5417867.446	679-1818347 - Au;679-1818347 - ICP	2.5
2659	Queensway	Soil	NAD27 / UTM zone 21N	647938.4007	5417886.598	679-1818347 - Au;679-1818347 - ICP	2.5
2660	Queensway	Soil	NAD27 / UTM zone 21N	647922.3334	5417905.75	679-1818347 - Au;679-1818347 - ICP	2.5
2661	Queensway	Soil	NAD27 / UTM zone 21N	647906.2663	5417924.903	679-1818347 - Au;679-1818347 - ICP	2.5
2662	Queensway	Soil	NAD27 / UTM zone 21N	647890.1931	5417944.055	679-1818347 - Au;679-1818347 - ICP	2.5
2663	Queensway	Soil	NAD27 / UTM zone 21N	647874.1262	5417963.208	679-1818347 - Au;679-1818347 - ICP	2.5
2664	Queensway	Soil	NAD27 / UTM zone 21N	647858.0532	5417982.36	679-1818347 - Au;679-1818347 - ICP	2.5
2665	Queensway	Soil	NAD27 / UTM zone 21N	647841.9868	5418001.503	679-1818347 - Au;679-1818347 - ICP	10
2666	Queensway	Soil	NAD27 / UTM zone 21N	647825.914	5418020.656	679-1818347 - Au;679-1818347 - ICP	2.5
2667	Queensway	Soil	NAD27 / UTM zone 21N	647809.8475	5418039.809	679-1818347 - Au;679-1818347 - ICP	2.5
2668	Queensway	Soil	NAD27 / UTM zone 21N	647793.775	5418058.961	679-1818347 - Au;679-1818347 - ICP	2.5
2669	Queensway	Soil	NAD27 / UTM zone 21N	647777.7088	5418078.114	679-1818347 - Au;679-1818347 - ICP	2.5

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 412

Appendix E: Till Samples

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 413

NEWFOUND GOLD CORP
Botwood
Gander Gold North
002E02 GANDER RIVER
002E03 BOTWOOD
Twin Ponds
Glenwood
Appleton
Gander
Gander Lake
002D14 MOUNT PEYTON
002D15 GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11 EASTERN POND (WEST GANDER RIVER)
002D10 DEAD WOLF POND
Gander Gold South
002D06 GREAT GULL LAKE
002D07 KEPENKECK LAKE
Legend
NFLD/3387 2019 Tills
Historical Tills
NFGC Tills
GSN Tills
Major Places
Highways
HVdc Transmission
Queensway Project
Beaverbrook
Map Staked Licences
50K NTS Index
Wetland
Lakes
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020

Figure 28.3. Location of Till Samples. Source: NFGC, 2020

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 414

Table 28-3 – Queensway Project Till Samples

Sample Number	Project	Sampl e Type	Date	Grid	Easting	Northing	Sample Number	Lab Certificate	Sample Weight	ActLabs	ODM
										AU_INAA_ PPB	Au Gain Count
36403	Queensway	Till	14/02/2018	NAD27 / UTM zone 21N	643860	5413240	36403	A18-05562	3.78	1
36201	Queensway	Till	15/02/2018	NAD27 / UTM zone 21N	652252	5421995	36201	A18-05562	27	1
36202	Queensway	Till	15/02/2018	NAD27 / UTM zone 21N	651560	5421199	36202	A18-05562	16.3	1
36204	Queensway	Till	15/02/2018	NAD27 / UTM zone 21N	649904	5421168	36204	A18-05562	29.5	8
36205	Queensway	Till	15/02/2018	NAD27 / UTM zone 21N	650698	5422255	36205	A18-05562	26.9	16
36206	Queensway	Till	15/02/2018	NAD27 / UTM zone 21N	647828	5421132	36206	A18-05562	24.5	1
36207	Queensway	Till	16/02/2018	NAD27 / UTM zone 21N	649104	5420668	36207	A18-05562	23.5	1
36208	Queensway	Till	16/02/2018	NAD27 / UTM zone 21N	648282	5422248	36208	A18-05562	19.8	1
36209	Queensway	Till	16/02/2018	NAD27 / UTM zone 21N	647578	5419384	36209	A18-05562	21.9	1
36210	Queensway	Till	16/02/2018	NAD27 / UTM zone 21N	647088	5419977	36210	A18-05562	20.7	1
36211	Queensway	Till	16/02/2018	NAD27 / UTM zone 21N	642467	5408748	36211	A18-05562	26	1
36212	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	641827	5403148	36212	A18-05562	27.2	31
36213	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	642865	5404130	36213	A18-05562	28.2	22
36214	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	643626	5405420	36214	A18-05562	6.2	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 415

36215	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	643249	5406316	36215	A18-05562	24.4	22
36216	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	643647	5407264	36216	A18-05562	21.9	7
36217	Queensway	Till	19/02/2018	NAD27 / UTM zone 21N	643837	5409110	36217	A18-05562	4.36	1
36218	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	644772	5406076	36218	A18-05562	22.2	1
36219	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	645790	5407152	36219	A18-05562	20.1	6
36220	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	646702	5408284	36220	A18-05562	24.8	1
36221	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	644810	5404193	36221	A18-05562	24	10
36222	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	646687	5404224	36222	A18-05562	22.8	1
36223	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	649695	5403291	36223	A18-05562	23.7	9
36224	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	650109	5405264	36224	A18-05562	25	1
36711	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	640776	5396364	36711	A18-05562	27.2	22
36712	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	640981	5398390	36712	A18-05562	26.6	5
36713	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	641293	5399864	36713	A18-05562	21.8	1
36714	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	641774	5399262	36714	A18-05562	22.1	1
36715	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	639711	5397347	36715	A18-05562	21.9	1
36717	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	635886	5391250	36717	A18-05562	26.4	1
36718	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	635236	5390290	36718	A18-05562	19.7	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 416

36719	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	636989	5391937	36719	A18-05562	27.1	3
36720	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	638210	5393134	36720	A18-05562	25	6
36721	Queensway	Till	20/02/2018	NAD27 / UTM zone 21N	638647	5394074	36721	A18-05562	24.1	1
36225	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	646037	5403396	36225	A18-05562	25.9	1
36226	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	646709	5402111	36226	A18-05562	23.4	6
36227	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	649706	5401279	36227	A18-05562	27.7	3
36228	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	648856	5402213	36228	A18-05562	24.7	1
36722	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	647562	5397091	36722	A18-05562	21.5	1
36723	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	646740	5396248	36723	A18-05562	28.8	1
36724	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	645760	5395385	36724	A18-05562	24.4	6
36725	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	644829	5394196	36725	A18-05562	28	1
36726	Queensway	Till	21/02/2018	NAD27 / UTM zone 21N	643659	5395274	36726	A18-05562	22.5	40
36203	Queensway	Till	22/02/2018	NAD27 / UTM zone 21N	650647	5420454	36203	A18-05562	4.15	1
36230	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	629591	5375316	36230	A18-05562	25.5	1
36231	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	629700	5377292	36231	A18-05562	29.6	1
36232	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	630718	5378351	36232	A18-05562	23	1
36233	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	631703	5379369	36233	A18-05562	26.9	6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 417

36234	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	628835	5376129	36234	A18-05562	30	1
36727	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	632851	5373819	36727	A18-05562	28.4	1
36728	Queensway	Till	01/03/2018	NAD27 / UTM zone 21N	630390	5374050	36728	A18-05562	24.8	5
36235	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	630741	5376250	36235	A18-05562	28.5	1
36236	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	632471	5380391	36236	A18-05562	27.2	4
36237	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	630770	5380290	36237	A18-05562	25.5	6
36238	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	629771	5379246	36238	A18-05562	29.5	15
36729	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	631342	5374667	36729	A18-05562	31.1	3
36730	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	631750	5373571	36730	A18-05562	25.4	3
36731	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	630325	5373223	36731	A18-05562	28.5	1
36732	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	627061	5374373	36732	A18-05562	29.6	1
36733	Queensway	Till	02/03/2018	NAD27 / UTM zone 21N	622818	5378474	36733	A18-05562	22.2	1
36239	Queensway	Till	03/03/2018	NAD27 / UTM zone 21N	628864	5377947	36239	A18-05562	25.4	1
36240	Queensway	Till	03/03/2018	NAD27 / UTM zone 21N	627886	5377213	36240	A18-05562	25.3	1
36241	Queensway	Till	03/03/2018	NAD27 / UTM zone 21N	627568	5374853	36241	A18-05562	24.1	1
36242	Queensway	Till	03/03/2018	NAD27 / UTM zone 21N	625505	5377314	36242	A18-05562	24	1
36734	Queensway	Till	03/03/2018	NAD27 / UTM zone 21N	628783	5372361	36734	A18-05562	28	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 418

36243	Queensway	Till	04/03/2018	NAD27 / UTM zone 21N	626279	5377742	36243	A18-05562	28.2	1
36244	Queensway	Till	04/03/2018	NAD27 / UTM zone 21N	626734	5376226	36244	A18-05562	25.8	1
36735	Queensway	Till	04/03/2018	NAD27 / UTM zone 21N	627805	5373271	36735	A18-05562	25.2	1
36736	Queensway	Till	04/03/2018	NAD27 / UTM zone 21N	626881	5372994	36736	A18-05562	23.6	5
36737	Queensway	Till	04/03/2018	NAD27 / UTM zone 21N	625374	5376372	36737	A18-05562	20.3	5
36245	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	628842	5380149	36245	A18-05562	23.5	40
36246	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	629544	5381326	36246	A18-05562	26.3	22
36247	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	628076	5381077	36247	A18-05562	26.4	18
36248	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	627513	5379912	36248	A18-05562	26.7	16
36249	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	628751	5382319	36249	A18-05562	24.6	23
36738	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	625890	5375221	36738	A18-05562	28.1	1
36739	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	625562	5373366	36739	A18-05562	23.5	1
36740	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	624842	5374138	36740	A18-05562	25	1
36741	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	623906	5377552	36741	A18-05562	14.8	17
36742	Queensway	Till	05/03/2018	NAD27 / UTM zone 21N	625841	5379312	36742	A18-05562	24.2	1
36250	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	641770	5395326	36250	A18-05562	22.5	8
36425	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	643678	5395255	36425	A18-05562	22.6	8

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 419

36426	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	645579	5395098	36426	A18-05562	21	1
36743	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	645620	5393365	36743	A18-05562	23.5	1
36744	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	644533	5392582	36744	A18-05562	23.3	1
36745	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	642848	5392052	36745	A18-05562	24.5	26
36746	Queensway	Till	07/03/2018	NAD27 / UTM zone 21N	641648	5391329	36746	A18-05562	30.7	16
36146	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	638789	5388233	36146	A18-05562	23.2	4
36147	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	637954	5387175	36147	A18-05562	26	1
36148	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	637752	5389249	36148	A18-05562	25.5	6
36149	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	638832	5390272	36149	A18-05562	27.5	30
36150	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	639711	5391288	36150	A18-05562	24.2	8
36747	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	642755	5384194	36747	A18-05562	23.8	1
36748	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	642653	5386405	36748	A18-05562	27.3	1
36749	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	641699	5387447	36749	A18-05562	23.8	1
36750	Queensway	Till	08/03/2018	NAD27 / UTM zone 21N	640725	5387741	36750	A18-05562	22.8	1
36501	Queensway	Till	12/03/2018	NAD27 / UTM zone 21N	629689	5383315	36501	A18-05562	28.2	2
36502	Queensway	Till	12/03/2018	NAD27 / UTM zone 21N	628921	5384087	36502	A18-05562	27.4	1
36503	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	623774	5379220	36503	A18-05562	25.4	9

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 420

36504	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	624760	5378070	36504	A18-05562	16.1	1
36505	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	621658	5379273	36505	A18-05562	25.1	1
36506	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	622761	5380215	36506	A18-05562	26.2	1
36507	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	623779	5381157	36507	A18-05562	30.3	1
36508	Queensway	Till	13/03/2018	NAD27 / UTM zone 21N	624756	5380102	36508	A18-05562	27	1
36509	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	624807	5382252	36509	A18-05562	27.3	1
36510	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	625742	5381117	36510	A18-05562	30	1
36511	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	626708	5380268	36511	A18-05562	27.2	1
36512	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	626801	5382331	36512	A18-05562	26.6	1
36513	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	625961	5383258	36513	A18-05562	26.3	1
36514	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	626800	5384164	36514	A18-05562	24.9	2
36515	Queensway	Till	14/03/2018	NAD27 / UTM zone 21N	627765	5383177	36515	A18-05562	25.4	1
36516	Queensway	Till	15/03/2018	NAD27 / UTM zone 21N	630663	5382163	36516	A18-05562	22.6	1
36517	Queensway	Till	15/03/2018	NAD27 / UTM zone 21N	631734	5381238	36517	A18-05562	22.1	1
36518	Queensway	Till	15/03/2018	NAD27 / UTM zone 21N	632674	5382366	36518	A18-05562	24.4	1
36519	Queensway	Till	15/03/2018	NAD27 / UTM zone 21N	631866	5383115	36519	A18-05562	21	1
36112	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	632901	5388361	36112	A18-05562	29.1	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 421

36113	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	631538	5387436	36113	A18-05562	23.7	1
36520	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	630742	5384287	36520	A18-05562	23.5	1
36521	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	631612	5385182	36521	A18-05562	21.8	1
36522	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	632792	5386230	36522	A18-05562	24.4	1
36523	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	633741	5387344	36523	A18-05562	24.6	1
36524	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	635747	5387313	36524	A18-05562	25.5	1
36525	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	634747	5386254	36525	A18-05562	26.7	20
36526	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	633545	5385094	36526	A18-05562	25.9	5
36527	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	632853	5384196	36527	A18-05562	20.9	1
36528	Queensway	Till	16/03/2018	NAD27 / UTM zone 21N	633735	5383244	36528	A18-05562	22.6	10
36114	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	629680	5387142	36114	A18-05562	30.8	7
36115	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	627618	5387294	36115	A18-05562	29.3	20
36116	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	629719	5389050	36116	A18-05562	24.7	1
36117	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	630795	5390411	36117	A18-05562	22.7	1
36529	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	633775	5381265	36529	A18-05562	5.37	3
36530	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	634774	5382365	36530	A18-05562	5.62	9
36531	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	635694	5383286	36531	A18-05562	24	16

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 422

36532	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	634748	5384241	36532	A18-05562	27.4	1
36533	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	635773	5385293	36533	A18-05562	24	30
36534	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	636712	5384483	36534	A18-05562	28.2	12
36535	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	636706	5386229	36535	A18-05562	19.7	1
36536	Queensway	Till	17/03/2018	NAD27 / UTM zone 21N	636713	5388191	36536	A18-05562	25.6	20
36405	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	648769	5418273	36405	A18-05562	23.2	1
36407	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	641750	5409250	36407	A18-05562	20.1	1
36411	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	647901	5417397	36411	A18-05562	19	3
36412	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	642750	5410250	36412	A18-05562	17.1	1
36414	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	644750	5414250	36414	A18-05562	21.1	1
36415	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	646883	5416385	36415	A18-05562	28.4	1
36416	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	646035	5417056	36416	A18-05562	20.9	1
36537	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	634838	5388329	36537	A18-05562	26.3	1
36538	Queensway	Till	18/03/2018	NAD27 / UTM zone 21N	635535	5389410	36538	A18-05562	18.2	1
36118	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	630698	5388329	36118	A18-05562	26.7	1
36119	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	633749	5389264	36119	A18-05562	25	29
36120	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	636704	5390253	36120	A18-05562	28.5	4

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 423

36121	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	637922	5391103	36121	A18-05562	20.3	7
36339	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	634764	5376979	36339	A18-05562	26.1	18
36340	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	634487	5377973	36340	A18-05562	22.6	3
36341	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	635818	5379246	36341	A18-05562	27.8	1
36539	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	622611	5380369	36539	A18-05562	25.4	1
36540	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	622266	5380788	36540	A18-05562	22.9	1
36541	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	621923	5381075	36541	A18-05562	20.6	1
36542	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	623026	5380049	36542	A18-05562	27.9	1
36543	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	623662	5379312	36543	A18-05562	26.5	4
36544	Queensway	Till	20/03/2018	NAD27 / UTM zone 21N	624065	5379032	36544	A18-05562	27	1
36123	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	632546	5392229	36123	A18-05562	21.6	1
36124	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	631804	5391228	36124	A18-05562	20.2	1
36125	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	632842	5390472	36125	A18-05562	26.1	1
36126	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	633734	5391299	36126	A18-05562	24.8	1
36127	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	634780	5392309	36127	A18-05562	26.7	1
36128	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	635528	5392893	36128	A18-05562	21.8	8
36251	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	624415	5379978	36251	A18-05562	25.8	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 424

36342	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	635662	5381192	36342	A18-05562	27	1
36343	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	636734	5382242	36343	A18-05562	21.7	30
36344	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	637756	5383258	36344	A18-05562	30.6	1
36345	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	638713	5384352	36345	A18-05562	25.5	1
36346	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	639842	5385362	36346	A18-05562	24.2	3
36545	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	622500	5381281	36545	A18-05562	25.4	1
36546	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	622810	5380899	36546	A18-05562	23.5	1
36547	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	623139	5380553	36547	A18-05562	28	1
36548	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	623533	5380250	36548	A18-05562	25	1
36549	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	623843	5379844	36549	A18-05562	28.8	3
36550	Queensway	Till	21/03/2018	NAD27 / UTM zone 21N	624181	5379485	36550	A18-05562	24.3	7
36129	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	636623	5396357	36129	A18-05562	16.9	1
36130	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	637454	5397568	36130	A18-05562	26.5	1
36131	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	637024	5394024	36131	A18-05562	17.9	4
36252	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	624760	5379687	36252	A18-05562	27.1	7
36253	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	623932	5380292	36253	A18-05562	27.1	1
36254	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	623633	5380796	36254	A18-05562	24.3	6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 425

36255	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	623430	5380983	36255	A18-05562	29.6	1
36256	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	622922	5381402	36256	A18-05562	28.2	1
36257	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	622660	5381634	36257	A18-05562	29.9	4
36347	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	637036	5379863	36347	A18-05562	24.7	3
36348	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	637922	5381160	36348	A18-05562	22	1
36350	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	640824	5384286	36350	A18-05562	20	1
36349	Queensway	Till	22/03/2018	NAD27 / UTM zone 21N	638966	5382401	36349	A18-11159	25.9	1
36132	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	638042	5395345	36132	A18-05562	25.1	1
36133	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	633733	5393194	36133	A18-05562	22.6	1
36134	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	634836	5394282	36134	A18-05562	19.9	1
36135	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	635286	5395064	36135	A18-05562	20.1	1
36258	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	623138	5381976	36258	A18-05562	26.8	5
36259	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	623520	5381606	36259	A18-05562	24.3	10
36260	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	624376	5380936	36260	A18-05562	24.3	13
36261	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	624725	5380559	36261	A18-05562	24.6	1
36262	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	624743	5381173	36262	A18-05562	25.2	1
36263	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	625301	5380614	36263	A18-05562	23.7	3

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 426

36264	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	625592	5380276	36264	A18-05562	23.5	9
36265	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	625626	5380882	36265	A18-05562	27.1	1
36266	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	624380	5381355	36266	A18-05562	22.6	1
36267	Queensway	Till	24/03/2018	NAD27 / UTM zone 21N	625296	5381305	36267	A18-05562	24.9	3
36137	Queensway	Till	25/03/2018	NAD27 / UTM zone 21N	623676	5382148	36137	A18-05562	24.4	2
36138	Queensway	Till	25/03/2018	NAD27 / UTM zone 21N	623439	5382486	36138	A18-05562	20.7	1
36140	Queensway	Till	25/03/2018	NAD27 / UTM zone 21N	624187	5382323	36140	A18-05562	24.5	1
36142	Queensway	Till	25/03/2018	NAD27 / UTM zone 21N	624937	5381659	36142	A18-05562	21.4	1
33051	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625117	5382088	33051	A18-05562	29.2	1
33052	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	624641	5382460	33052	A18-05562	22.4	1
33054	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625909	5381983	33054	A18-05562	27.7	13
36143	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	626130	5381060	36143	A18-05562	20.6	1
36145	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625422	5381726	36145	A18-05562	24.6	1
36268	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625799	5382812	36268	A18-05562	29.5	1
36269	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625503	5383212	36269	A18-05562	24.8	1
36270	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625098	5383528	36270	A18-05562	29	1
36271	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625302	5383963	36271	A18-05562	22.2	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 427

36272	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625558	5383722	36272	A18-05562	19.5	13
36273	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	625897	5383337	36273	A18-05562	28	1
36274	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	626820	5381773	36274	A18-05562	26.5	8
36275	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	626442	5382109	36275	A18-05562	28	4
36276	Queensway	Till	26/03/2018	NAD27 / UTM zone 21N	626146	5382408	36276	A18-05562	24.8	1
33055	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	624550	5383342	33055	A18-05562	27.6	1
36277	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	626686	5385465	36277	A18-05562	24.5	5
36278	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	627016	5385160	36278	A18-05562	24.1	1
36279	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	627378	5384795	36279	A18-05562	26.5	1
36280	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	627749	5384379	36280	A18-05562	25.8	12
36281	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	628085	5384040	36281	A18-05562	26.8	1
36282	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	628376	5383777	36282	A18-05562	23.4	8
36451	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	624434	5382855	36451	A18-05562	5.36	1
36452	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	624237	5383034	36452	A18-05562	24.9	1
36453	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	624943	5383002	36453	A18-05562	20.5	1
36454	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	625183	5382543	36454	A18-05562	21.9	1
36455	Queensway	Till	27/03/2018	NAD27 / UTM zone 21N	625594	5382386	36455	A18-05562	26.8	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 428

36283	Queensway	Till	28/03/2018	NAD27 / UTM zone 21N	628898	5383913	36283	A18-05562	20.5	1
36284	Queensway	Till	28/03/2018	NAD27 / UTM zone 21N	628265	5384604	36284	A18-05562	25.5	3
36456	Queensway	Till	28/03/2018	NAD27 / UTM zone 21N	627026	5382310	36456	A18-05562	29.3	6
36457	Queensway	Till	28/03/2018	NAD27 / UTM zone 21N	626727	5382693	36457	A18-05562	21.7	16
36285	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627901	5384930	36285	A18-05562	28	1
36286	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627544	5383826	36286	A18-05562	23.2	1
36287	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627242	5384236	36287	A18-05562	25.6	1
36288	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627972	5383668	36288	A18-05562	23.9	8
36289	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	628269	5383214	36289	A18-05562	20.2	1
36290	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627781	5382992	36290	A18-05562	22.2	1
36458	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627019	5383764	36458	A18-05562	22.7	1
36459	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	626331	5383004	36459	A18-05562	6.09	7
36461	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	626861	5383212	36461	A18-05562	27.3	1
36462	Queensway	Till	29/03/2018	NAD27 / UTM zone 21N	627389	5383360	36462	A18-05562	26.3	1
36105	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	640807	5392215	36105	A18-05562	4.46	9
36106	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	630084	5385243	36106	A18-05562	28	1
36107	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	630941	5386217	36107	A18-05562	28.2	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 429

36108	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	628502	5386373	36108	A18-05562	20.8	1
36109	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	627924	5385299	36109	A18-05562	28	1
36111	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	633505	5387211	36111	A18-05562	25.3	1
36144	Queensway	Till	02/04/2018	NAD27 / UTM zone 21N	625775	5381375	36144	A18-05562	26.8	10
33954	Queensway	Till	03/04/2018	NAD27 / UTM zone 21N	646145	5399089	33954	A18-05562	21.3	1
33960	Queensway	Till	03/04/2018	NAD27 / UTM zone 21N	644776	5397982	33960	A18-05562	23.2	1
33971	Queensway	Till	03/04/2018	NAD27 / UTM zone 21N	642562	5398013	33971	A18-05562	19.1	1
33974	Queensway	Till	03/04/2018	NAD27 / UTM zone 21N	646573	5398048	33974	A18-05562	28.5	1
33975	Queensway	Till	03/04/2018	NAD27 / UTM zone 21N	645769	5397473	33975	A18-05562	25.5	1
36401	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	639946	5401377	36401	A18-05562	20.4	1
36404	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	641678	5405264	36404	A18-05562	5.23	8
36408	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	634823	5396359	36408	A18-05562	16.6	1
36409	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	635779	5397268	36409	A18-05562	3.96	1
36410	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	637771	5399223	36410	A18-05562	27.7	5
36413	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	640377	5405687	36413	A18-05562	22.3	2
36417	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	640730	5404257	36417	A18-05562	20.7	1
36418	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	645680	5415478	36418	A18-05562	25.7	6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 430

36420	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	640011	5393040	36420	A18-05562	20.8	1
36421	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	638775	5398248	36421	A18-05562	23.7	1
36422	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	642773	5394258	36422	A18-05562	28.3	1
36423	Queensway	Till	08/04/2018	NAD27 / UTM zone 21N	641765	5393238	36423	A18-05562	26.6	1
33959	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	644838	5402318	33959	A18-05562	20.1	5
33967	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	640721	5402272	33967	A18-05562	20.7	1
33968	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	647794	5401250	33968	A18-05562	25.1	1
33970	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	648780	5400262	33970	A18-05562	24.7	1
36463	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	630393	5385320	36463	A18-05562	27.3	1
36465	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	629686	5386037	36465	A18-05562	25.1	5
36467	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	628999	5386725	36467	A18-05562	24.7	1
36468	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	628622	5387090	36468	A18-05562	25.3	1
36469	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	628381	5387549	36469	A18-05562	29.6	1
36470	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	628826	5387638	36470	A18-05562	18.4	1
36471	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	629262	5387168	36471	A18-05562	15.1	1
36472	Queensway	Till	11/04/2018	NAD27 / UTM zone 21N	629516	5386904	36472	A18-05562	6.66	1
33961	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	645774	5401213	33961	A18-05562	20.8	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 431

33964	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	639278	5400501	33964	A18-05562	24.4	1
36473	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	630090	5386198	36473	A18-05562	22.5	1
36474	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	631166	5386178	36474	A18-05562	25.4	1
36475	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	630688	5386383	36475	A18-05562	24	1
36477	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	630360	5386719	36477	A18-05562	26.8	1
36478	Queensway	Till	12/04/2018	NAD27 / UTM zone 21N	630643	5385929	36478	A18-05562	22.7	1
33977	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	646752	5400188	33977	A18-05562	23.5	1
36479	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	625750	5384200	36479	A18-05562	21	1
36480	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	626042	5383969	36480	A18-05562	26.3	1
36482	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	626942	5384553	36482	A18-05562	26.4	1
36483	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	629620	5384614	36483	A18-05562	24.6	1
36484	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	629200	5384544	36484	A18-05562	25.5	8
36485	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	629324	5384980	36485	A18-05562	24.3	4
36486	Queensway	Till	13/04/2018	NAD27 / UTM zone 21N	628791	5384799	36486	A18-05562	24	1
36487	Queensway	Till	14/04/2018	NAD27 / UTM zone 21N	627570	5386035	36487	A18-05562	22.2	1
36488	Queensway	Till	14/04/2018	NAD27 / UTM zone 21N	627761	5385897	36488	A18-05562	24.8	1
36491	Queensway	Till	14/04/2018	NAD27 / UTM zone 21N	628483	5385046	36491	A18-05562	5.82	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 432

36492	Queensway	Till	15/04/2018	NAD27 / UTM zone 21N	628681	5385569	36492	A18-05562	24.3	1
36493	Queensway	Till	15/04/2018	NAD27 / UTM zone 21N	629482	5385415	36493	A18-05562	21	1
36494	Queensway	Till	15/04/2018	NAD27 / UTM zone 21N	629310	5385822	36494	A18-05562	25.1	1
33963	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	639024	5394356	33963	A18-05562	22.2	1
33972	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	638689	5396095	33972	A18-05562	25.1	1
36495	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	631289	5386563	36495	A18-05562	26.2	7
36496	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	631803	5386758	36496	A18-05562	22.9	1
36497	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	630921	5386916	36497	A18-05562	21.5	5
36498	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	631433	5387006	36498	A18-05562	4.63	1
36499	Queensway	Till	16/04/2018	NAD27 / UTM zone 21N	631935	5387338	36499	A18-05562	20.5	1
33056	Queensway	Till	17/04/2018	NAD27 / UTM zone 21N	629975	5387125	33056	A18-05562	25.5	1
33058	Queensway	Till	17/04/2018	NAD27 / UTM zone 21N	631627	5387555	33058	A18-05562	25.8	1
33966	Queensway	Till	17/04/2018	NAD27 / UTM zone 21N	637789	5393307	33966	A18-05562	20.3	1
33976	Queensway	Till	17/04/2018	NAD27 / UTM zone 21N	636733	5391692	33976	A18-05562	29.1	1
33978	Queensway	Till	23/04/2018	NAD27 / UTM zone 21N	649594	5413296	33978	A18-10039	21.1	1
33979	Queensway	Till	23/04/2018	NAD27 / UTM zone 21N	648651	5412202	33979	A18-10039	27.8	6
37435	Queensway	Till	23/04/2018	NAD27 / UTM zone 21N	645815	5409065	37435	A18-10039	29.3	3

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 433

37436	Queensway	Till	23/04/2018	NAD27 / UTM zone 21N	648425	5410593	37436	A18-10039	25.8	1
37437	Queensway	Till	23/04/2018	NAD27 / UTM zone 21N	647501	5409165	37437	A18-10039	32.8	3
33980	Queensway	Till	24/04/2018	NAD27 / UTM zone 21N	653458	5413453	33980	A18-10039	19.5	133
33981	Queensway	Till	24/04/2018	NAD27 / UTM zone 21N	652933	5410136	33981	A18-10039	28.2	3
37438	Queensway	Till	24/04/2018	NAD27 / UTM zone 21N	653733	5415299	37438	A18-10039	16.4	1
37439	Queensway	Till	24/04/2018	NAD27 / UTM zone 21N	653561	5411269	37439	A18-10039	20.4	1
33982	Queensway	Till	25/04/2018	NAD27 / UTM zone 21N	653463	5407367	33982	A18-10039	27.2	1
33983	Queensway	Till	25/04/2018	NAD27 / UTM zone 21N	652566	5406305	33983	A18-10039	26.4	1
37440	Queensway	Till	25/04/2018	NAD27 / UTM zone 21N	653540	5409244	37440	A18-10039	28.4	1
37441	Queensway	Till	25/04/2018	NAD27 / UTM zone 21N	652971	5408291	37441	A18-10039	28.9	1
33984	Queensway	Till	26/04/2018	NAD27 / UTM zone 21N	638878	5386239	33984	A18-10039	22.5	1
33985	Queensway	Till	26/04/2018	NAD27 / UTM zone 21N	639776	5387254	33985	A18-10039	26.1	1
33057	Queensway	Till	27/04/2018	NAD27 / UTM zone 21N	629619	5387361	33057	A18-05562	23.9	1
33951	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	643593	5401188	33951	A18-05562	18.6	1
33952	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	642702	5400270	33952	A18-05562	18.2	1
33953	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	644671	5400305	33953	A18-05562	19	1
33955	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	638907	5396537	33955	A18-05562	25.3	2

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 434

33956	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	647806	5399220	33956	A18-05562	21.1	1
33957	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	643783	5399232	33957	A18-05562	17.6	1
33958	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	641796	5401248	33958	A18-05562	22.2	1
33962	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	639687	5395962	33962	A18-05562	23.8	1
33965	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	642768	5402253	33965	A18-05562	20	1
33969	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	639221	5396271	33969	A18-05562	23.7	1
33973	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	638482	5397037	33973	A18-05562	22.4	1
36402	Queensway	Till	29/04/2018	NAD27 / UTM zone 21N	640516	5402582	36402	A18-05562	20.5	3
37442	Queensway	Till	30/04/2018	NAD27 / UTM zone 21N	640138	5383540	37442	A18-10039	23.5	14
37443	Queensway	Till	30/04/2018	NAD27 / UTM zone 21N	641388	5384764	37443	A18-10039	20.9	4
36110	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	627120	5386030	36110	A18-05562	22.3	1
36122	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	638917	5392195	36122	A18-05562	20.7	3
36139	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	623845	5382662	36139	A18-05562	18.2	1
36406	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	643159	5412176	36406	A18-05562	25.4	12
36424	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	642403	5396636	36424	A18-05562	23.8	5
36716	Queensway	Till	01/05/2018	NAD27 / UTM zone 21N	641374	5397713	36716	A18-05562	4.61	18
37301	Queensway	Till	04/06/2018	NAD27 / UTM zone 21N	639583	5395098	37301	A18-08489	25.1	9

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 435

37302	Queensway	Till	04/06/2018	NAD27 / UTM zone 21N	638850	5395738	37302	A18-08489	27.3	1
37303	Queensway	Till	04/06/2018	NAD27 / UTM zone 21N	639339	5395412	37303	A18-08489	25.4	25
37304	Queensway	Till	04/06/2018	NAD27 / UTM zone 21N	638820	5395206	37304	A18-08489	24.6	1
33060	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	617837	5373166	33060	A18-08489	13.3	1
33061	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	618849	5372206	33061	A18-08489	35.1	7
33062	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	619567	5371221	33062	A18-08489	28.3	11
33063	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	619607	5373247	33063	A18-08489	21.3	5
33064	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	620507	5374177	33064	A18-08489	25.6	1
33065	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	621504	5375302	33065	A18-08489	23	3
33066	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	621339	5377107	33066	A18-08489	24.5	1
33067	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	620558	5378410	33067	A18-08489	21.3	1
37305	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	638087	5397324	37305	A18-08489	22.4	1
37306	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	637953	5396726	37306	A18-08489	21.4	1
37307	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	638290	5396520	37307	A18-08489	23.3	1
37308	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	639504	5394499	37308	A18-08489	17.7	1
37309	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	639068	5394796	37309	A18-08489	24.7	6
37311	Queensway	Till	05/06/2018	NAD27 / UTM zone 21N	638597	5394724	37311	A18-08489	27.3	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 436

33068	Queensway	Till	06/06/2018	NAD27 / UTM zone 21N	621680	5383250	33068	A18-08489	22.9	9
33069	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	621850	5373238	33069	A18-08489	21.1	11
33070	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	622181	5374440	33070	A18-08489	24.3	1
33071	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	616724	5382037	33071	A18-08489	25.1	15
33072	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	618611	5384316	33072	A18-08489	18.4	1
33073	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	619298	5383068	33073	A18-08489	20.7	1
33074	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	620425	5382247	33074	A18-08489	13.5	1
37312	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	637393	5396635	37312	A18-08489	25.4	1
37313	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	637732	5396278	37313	A18-08489	21.4	1
37314	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	638136	5395911	37314	A18-08489	26.9	1
37315	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	638464	5395583	37315	A18-08489	26	1
37316	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	637209	5396126	37316	A18-08489	23.3	1
37317	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	637532	5395762	37317	A18-08489	24.1	1
37318	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	637916	5395388	37318	A18-08489	25.3	5
37319	Queensway	Till	07/06/2018	NAD27 / UTM zone 21N	638373	5395048	37319	A18-08489	24.6	1
33075	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	620850	5376064	33075	A18-08489	21.5	45
33076	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	622002	5376583	33076	A18-08489	25	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 437

33077	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	617740	5375276	33077	A18-08489	19.6	20
33078	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	619619	5375237	33078	A18-08489	25	1
33079	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	615507	5378658	33079	A18-08489	22.7	15
33080	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	615824	5379548	33080	A18-08489	24.9	1
33081	Queensway	Till	08/06/2018	NAD27 / UTM zone 21N	616608	5378869	33081	A18-08489	21.3	24
33082	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	619853	5379486	33082	A18-08489	26.1	1
33083	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	619121	5378473	33083	A18-08489	21.4	6
33084	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	619783	5377438	33084	A18-08489	27	5
33085	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	620803	5380218	33085	A18-08489	30.6	2
33086	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	617143	5379553	33086	A18-08489	23.4	1
33087	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	617926	5380582	33087	A18-08489	25.3	12
33088	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	618232	5381312	33088	A18-08489	22.1	13
33089	Queensway	Till	10/06/2018	NAD27 / UTM zone 21N	618712	5382494	33089	A18-08489	25.3	8
33090	Queensway	Till	11/06/2018	NAD27 / UTM zone 21N	617964	5376831	33090	A18-08489	21	1
33091	Queensway	Till	11/06/2018	NAD27 / UTM zone 21N	618785	5376282	33091	A18-08489	21.5	1
33092	Queensway	Till	11/06/2018	NAD27 / UTM zone 21N	619560	5381476	33092	A18-08489	19.2	1
37320	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	636707	5395948	37320	A18-08489	16.9	4

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 438

37321	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	635991	5395237	37321	A18-08489	20.2	1
37322	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	636486	5395411	37322	A18-08489	23.1	1
37323	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	636286	5394873	37323	A18-08489	28.4	7
37324	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	636999	5395593	37324	A18-08489	19.6	4
37325	Queensway	Till	12/06/2018	NAD27 / UTM zone 21N	636825	5395055	37325	A18-08489	19.7	1
37326	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	637374	5395222	37326	A18-08489	21.9	1
37327	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	636709	5394519	37327	A18-08489	19.2	1
37328	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	637188	5394717	37328	A18-08489	24.9	1
37329	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	636982	5394152	37329	A18-08489	22.3	3
37330	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	637710	5394847	37330	A18-08489	25.5	1
37331	Queensway	Till	14/06/2018	NAD27 / UTM zone 21N	637559	5394316	37331	A18-08489	24.6	1
33093	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	658996	5418306	33093	A18-08489	16.9	1
33094	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	658053	5416917	33094	A18-08489	18.6	1
33095	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	658658	5416245	33095	A18-08489	25.3	1
33096	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	657830	5415222	33096	A18-08489	18	1
33097	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	658060	5414318	33097	A18-08489	22.7	1
37332	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	637393	5393838	37332	A18-08489	26.1	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 439

37334	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	637919	5394006	37334	A18-08489	24.4	1
37335	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	638275	5393627	37335	A18-08489	25.6	1
37336	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	637751	5393458	37336	A18-08489	26.7	1
37337	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	638799	5393822	37337	A18-08489	28	5
37338	Queensway	Till	15/06/2018	NAD27 / UTM zone 21N	638418	5394203	37338	A18-08489	26.4	65
33098	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	656009	5413587	33098	A18-08489	23	13
33099	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	655363	5413994	33099	A18-08489	19.3	1
33100	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	656092	5414749	33100	A18-08489	22.5	1
33101	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	656704	5414204	33101	A18-08489	15.3	26
33102	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	657276	5413392	33102	A18-08489	17.4	1
33103	Queensway	Till	16/06/2018	NAD27 / UTM zone 21N	657552	5412316	33103	A18-08489	15.7	1
33104	Queensway	Till	18/06/2018	NAD27 / UTM zone 21N	627994	5386863	33104	A18-08489	23.4	1
33105	Queensway	Till	18/06/2018	NAD27 / UTM zone 21N	628363	5386520	33105	A18-08489	24.2	4
33001	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	636007	5393798	33001	A18-09181	26.6	1
33002	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	636324	5393486	33002	A18-09181	25.9	1
33003	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	636722	5393138	33003	A18-09181	26.9	1
33004	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	637055	5392746	33004	A18-09181	24.6	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 440

33005	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	637403	5392427	33005	A18-09181	25.8	1
37339	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	636458	5394025	37339	A18-09181	28.4	1
37340	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	636813	5393654	37340	A18-09181	27.8	1
37341	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	637192	5393297	37341	A18-09181	28.8	1
37342	Queensway	Till	21/06/2018	NAD27 / UTM zone 21N	637549	5392939	37342	A18-09181	26.6	1
33006	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635399	5393612	33006	A18-09181	26.6	8
33007	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635118	5393956	33007	A18-09181	22.9	1
33008	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635760	5394703	33008	A18-09181	28.7	1
33009	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635327	5394413	33009	A18-09181	25	1
33010	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	636061	5392965	33010	A18-09181	25.2	1
37343	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635981	5394379	37343	A18-09181	25.1	5
37344	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635611	5394170	37344	A18-09181	25.1	1
37345	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	634920	5393449	37345	A18-09181	24.2	1
37346	Queensway	Till	22/06/2018	NAD27 / UTM zone 21N	635812	5393286	37346	A18-09181	23.9	1
33011	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	636442	5392551	33011	A18-09181	32	1
33012	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	635985	5392423	33012	A18-09181	28	1
33013	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	634601	5393772	33013	A18-09181	23.8	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 441

33014	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	635588	5392673	33014	A18-09181	27.8	5
33015	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	635807	5391886	33015	A18-09181	26.2	1
36901	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	635445	5392219	36901	A18-09181	27.4	1
37347	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	636664	5391727	37347	A18-09181	28.6	5
37348	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	636843	5392208	37348	A18-09181	29.2	2
37349	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	634365	5393259	37349	A18-09181	26.7	1
37350	Queensway	Till	25/06/2018	NAD27 / UTM zone 21N	635249	5393098	37350	A18-09181	33	1
33016	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634595	5392432	33016	A18-09181	27.4	1
33017	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634926	5392051	33017	A18-09181	27.8	1
33018	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	635246	5391703	33018	A18-09181	25	5
33019	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	636156	5391494	33019	A18-09181	21.3	1
36903	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634687	5392833	36903	A18-09181	26.9	1
36904	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	635039	5392586	36904	A18-09181	26.3	1
36905	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	635599	5391309	36905	A18-09181	28.9	1
36906	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	635957	5390987	36906	A18-09181	26.9	12
36907	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634380	5391867	36907	A18-09181	30.6	1
36908	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634724	5391505	36908	A18-09181	29.7	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 442

37451	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	633873	5391640	37451	A18-09181	22.1	1
37452	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634152	5391332	37452	A18-09181	25.1	1
37453	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	634553	5391008	37453	A18-09181	26	1
37454	Queensway	Till	27/06/2018	NAD27 / UTM zone 21N	635084	5391175	37454	A18-09181	27.6	5
36909	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	635418	5390891	36909	A18-09181	27.2	1
36910	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	635225	5390328	36910	A18-09181	26.2	1
36911	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	633475	5392035	36911	A18-09181	22.9	2
36912	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	632759	5391310	36912	A18-09181	28.6	4
36913	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	632624	5390793	36913	A18-09181	24.5	2
36914	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	633484	5390618	36914	A18-09181	20.8	1
37456	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	634899	5390582	37456	A18-09181	30	7
37457	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	633135	5392377	37457	A18-09181	26.3	1
37458	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	632959	5391854	37458	A18-09181	29.1	2
37459	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	632962	5390469	37459	A18-09181	24.5	1
37460	Queensway	Till	28/06/2018	NAD27 / UTM zone 21N	634350	5390466	37460	A18-09181	25.5	1
36915	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633656	5392583	36915	A18-09181	28.1	4
36916	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633780	5391140	36916	A18-09181	30.7	3

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 443

36917	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633844	5390281	36917	A18-09181	28.7	4
36918	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633161	5390994	36918	A18-09181	24	1
37461	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633881	5393052	37461	A18-09181	26.2	1
37462	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	634201	5392755	37462	A18-09181	29.5	1
37463	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	633331	5391513	37463	A18-09181	20.5	1
37464	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	634027	5390782	37464	A18-09181	24.1	7
37465	Queensway	Till	29/06/2018	NAD27 / UTM zone 21N	632454	5391584	37465	A18-09181	27.1	1
36919	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	633688	5389719	36919	A18-09181	32.8	5
36920	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	634063	5389383	36920	A18-09181	27.8	1
36921	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	634146	5389939	36921	A18-09181	21.8	1
36922	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	634558	5389568	36922	A18-09181	25.5	1
36923	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	632397	5388833	36923	A18-09181	29.7	1
36924	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	632728	5388543	36924	A18-09181	29.6	1
37466	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	629710	5389003	37466	A18-09181	23.5	1
37467	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	629788	5388473	37467	A18-09181	25.8	1
37468	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	629668	5388077	37468	A18-09181	28.6	1
37469	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	630058	5387528	37469	A18-09181	21.7	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 444

37470	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	630355	5387295	37470	A18-09181	24.2	1
37471	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	630295	5387994	37471	A18-09181	25	1
37472	Queensway	Till	03/07/2018	NAD27 / UTM zone 21N	631197	5387425	37472	A18-09181	33.4	1
36925	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	633225	5388239	36925	A18-09181	28.6	5
36926	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	633185	5389514	36926	A18-09181	27.5	1
36927	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	633467	5389241	36927	A18-09181	31.5	20
36928	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	632990	5389018	36928	A18-09181	30.9	1
36929	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	633278	5388718	36929	A18-09181	29.9	1
36930	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	631902	5388758	36930	A18-09181	26.6	7
37473	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	631646	5388272	37473	A18-09181	30.3	3
37474	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	631403	5387938	37474	A18-09181	33.9	7
37475	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	632108	5387666	37475	A18-09181	29.8	1
37476	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	632304	5388546	37476	A18-09181	27.3	1
37477	Queensway	Till	04/07/2018	NAD27 / UTM zone 21N	632616	5387874	37477	A18-09181	25.7	1
36931	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	633840	5388839	36931	A18-09181	28.2	1
36933	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	632631	5389425	36933	A18-09181	30.8	4
36934	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	631715	5389564	36934	A18-09181	25.4	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 445

36935	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	632107	5389148	36935	A18-09181	19.4	1
37478	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	630229	5388984	37478	A18-09181	28	1
37479	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	630482	5388774	37479	A18-09181	30.5	1
37480	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	630885	5388395	37480	A18-09181	32	1
37481	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	630914	5388811	37481	A18-09181	24.1	1
37482	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	631283	5388672	37482	A18-09181	25	5
37483	Queensway	Till	05/07/2018	NAD27 / UTM zone 21N	631902	5388759	37483	A18-09181	32.7	1
36936	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	633279	5390092	36936	A18-09181	19.5	6
36937	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	632799	5389962	36937	A18-09181	25	3
36938	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	632473	5390262	36938	A18-09181	24.2	1
36939	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	632260	5391121	36939	A18-09181	27.7	1
36940	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	632111	5390645	36940	A18-09181	26.5	1
36941	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	631049	5390287	36941	A18-09181	25.7	1
37485	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	630359	5389587	37485	A18-09181	18.9	11
37486	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	630923	5389676	37486	A18-09181	23.6	1
37487	Queensway	Till	06/07/2018	NAD27 / UTM zone 21N	631164	5389470	37487	A18-09181	27.3	1
36942	Queensway	Till	09/07/2018	NAD27 / UTM zone 21N	631813	5391037	36942	A18-10039	29.6	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 446

36943	Queensway	Till	09/07/2018	NAD27 / UTM zone 21N	631532	5390434	36943	A18-10039	29	1
33106	Queensway	Till	11/07/2018	NAD27 / UTM zone 21N	629619	5388455	33106	A18-08489	24.2	6
JBPT1	Queensway	Till	13/07/2018	NAD27 / UTM zone 21N	668486	5432188	JBPT1	A18-10039	27.5	9
JBPT2	Queensway	Till	13/07/2018	NAD27 / UTM zone 21N	668586	5432190	JBPT2	A18-10039	25.4	15
JBPT3	Queensway	Till	13/07/2018	NAD27 / UTM zone 21N	668367	5432249	JBPT3	A18-10039	18.1	9
JBPT4	Queensway	Till	13/07/2018	NAD27 / UTM zone 21N	668413	5432415	JBPT4	A18-10039	19.7	18
37488	Queensway	Till	18/07/2018	NAD27 / UTM zone 21N	640702	5390264	37488	A18-10039	34.8	25
37489	Queensway	Till	18/07/2018	NAD27 / UTM zone 21N	643631	5393550	37489	A18-10039	31.7	8
37490	Queensway	Till	18/07/2018	NAD27 / UTM zone 21N	650326	5399805	37490	A18-10039	34.8	8
37491	Queensway	Till	18/07/2018	NAD27 / UTM zone 21N	647964	5403538	37491	A18-10039	24.6	4
36944	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	634769	5390094	36944	A18-10039	24.7	1
36945	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	634004	5392428	36945	A18-10039	28.9	1
36946	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	633166	5390991	36946	A18-10039	21.3	1
37492	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	638200	5385479	37492	A18-10039	25.1	3
37493	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	647600	5395283	37493	A18-10039	25	4
37494	Queensway	Till	19/07/2018	NAD27 / UTM zone 21N	639591	5389482	37494	A18-10039	26.7	35
37495	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	628700	5388206	37495	A18-10039	33.9	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 447

37496	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	628996	5388108	37496	A18-10039	27.1	1
37497	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	629140	5387833	37497	A18-10039	26.1	1
37498	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	628146	5386258	37498	A18-10039	31.4	1
37499	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	627666	5386624	37499	A18-10039	20	1
37500	Queensway	Till	20/07/2018	NAD27 / UTM zone 21N	627893	5386371	37500	A18-10039	30.6	4
34001	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	656494	5418572	34001	A18-10636	21.8	1
34002	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	655587	5417447	34002	A18-10636	20.7	3
34003	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	654866	5416446	34003	A18-10636	22.5	1
36947	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	636349	5391969	36947	A18-10636	17.3	1
36948	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	645652	5405195	36948	A18-10636	24.3	6
36949	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	646802	5406086	36949	A18-10636	27.6	4
36950	Queensway	Till	24/07/2018	NAD27 / UTM zone 21N	647565	5405352	36950	A18-10636	28.1	8
34004	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	624789	5372130	34004	A18-10636	26.2	1
34005	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	655989	5419635	34005	A18-10636	16.5	1
34006	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	657721	5419959	34006	A18-10636	21.8	6
34007	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	654529	5418132	34007	A18-10636	22.8	1
34008	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	619632	5375226	34008	A18-10636	26.1	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 448

34009	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	617664	5371316	34009	A18-10636	23.5	1
34010	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	615625	5383215	34010	A18-10636	23.8	1
34011	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	632710	5378387	34011	A18-10636	27.6	13
34012	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	634589	5380323	34012	A18-10636	24.3	4
34013	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	640570	5386229	34013	A18-10636	29	7
34014	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	642747	5389845	34014	A18-10636	25.9	1
39006	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	622724	5372254	39006	A18-10636	22.2	6
39007	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	623912	5373336	39007	A18-10636	26.1	1
39008	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	618685	5374247	39008	A18-10636	27.8	16
39009	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	616804	5375996	39009	A18-10636	27.6	1
39010	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	628606	5374341	39010	A18-10636	29.5	8
39011	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	633565	5379424	39011	A18-10636	21.6	1
39012	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	642177	5388304	39012	A18-10636	24.9	3
39013	Queensway	Till	25/07/2018	NAD27 / UTM zone 21N	641704	5389282	39013	A18-10636	21.4	1
34015	Queensway	Till	27/07/2018	NAD27 / UTM zone 21N	648243	5410802	34015	A18-10636	26.1	1
34016	Queensway	Till	30/07/2018	NAD27 / UTM zone 21N	652080	5408854	34016	A18-10636	19.1	1
34017	Queensway	Till	30/07/2018	NAD27 / UTM zone 21N	651789	5407114	34017	A18-10636	31.1	6

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 449

34018	Queensway	Till	30/07/2018	NAD27 / UTM zone 21N	651039	5406187	34018	A18-10636	23.3	21
34019	Queensway	Till	30/07/2018	NAD27 / UTM zone 21N	643247	5402982	34019	A18-10636	27.2	1
34020	Queensway	Till	31/07/2018	NAD27 / UTM zone 21N	651694	5411059	34020	A18-11159	22.6	1
34021	Queensway	Till	31/07/2018	NAD27 / UTM zone 21N	651206	5410179	34021	A18-11159	25.2	2
34022	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	646635	5406520	34022	A18-11159	24.8	1
34023	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	648837	5407833	34023	A18-11159	28.3	1
34024	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	648099	5407557	34024	A18-11159	22.2	4
34025	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	647084	5409868	34025	A18-11159	23.8	1
34026	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	651775	5415048	34026	A18-11159	28	1
34027	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	650700	5414219	34027	A18-11159	20.4	1
34028	Queensway	Till	01/08/2018	NAD27 / UTM zone 21N	647634	5413757	34028	A18-11159	26.8	1
34029	Queensway	Till	07/08/2018	NAD27 / UTM zone 21N	649373	5411124	34029	A18-11159	28.3	1
34030	Queensway	Till	07/08/2018	NAD27 / UTM zone 21N	650132	5412463	34030	A18-11159	33.6	7
39014	Queensway	Till	07/08/2018	NAD27 / UTM zone 21N	649648	5409155	39014	A18-11159	25.3	1
39015	Queensway	Till	07/08/2018	NAD27 / UTM zone 21N	650555	5408173	39015	A18-11159	29.1	4
39016	Queensway	Till	07/08/2018	NAD27 / UTM zone 21N	648732	5406428	39016	A18-11159	25.9	22
39017	Queensway	Till	08/08/2018	NAD27 / UTM zone 21N	649523	5407299	39017	A18-11159	23.5	1

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 450

39019	Queensway	Till	08/08/2018	NAD27 / UTM zone 21N	647842	5413130	39019	A18-11159	29.4	1
39018	Queensway	Till	09/08/2018	NAD27 / UTM zone 21N	646469	5412078	39018	A18-11159	25.5	1
39020	Queensway	Till	09/08/2018	NAD27 / UTM zone 21N	645454	5411012	39020	A18-11159	25.7	1
39021	Queensway	Till	09/08/2018	NAD27 / UTM zone 21N	644581	5410314	39021	A18-11159	28.7	1
39022	Queensway	Till	09/08/2018	NAD27 / UTM zone 21N	644464	5408304	39022	A18-11159	25.7	1
1	Queensway	Till	2016	NAD27 / UTM zone 21N	666135	5432251	1				83
2	Queensway	Till	2016	NAD27 / UTM zone 21N	666292	5432281	2				65
3	Queensway	Till	2016	NAD27 / UTM zone 21N	665962	5432268	3				95
4	Queensway	Till	2016	NAD27 / UTM zone 21N	665834	5432317	4				76
5	Queensway	Till	2016	NAD27 / UTM zone 21N	665686	5432371	5				167
6	Queensway	Till	2016	NAD27 / UTM zone 21N	665862	5432462	6				69
7	Queensway	Till	2016	NAD27 / UTM zone 21N	666000	5432401	7				36
8	Queensway	Till	2016	NAD27 / UTM zone 21N	666151	5432404	8				61
9	Queensway	Till	2016	NAD27 / UTM zone 21N	665501	5431371	9				30
10	Queensway	Till	2016	NAD27 / UTM zone 21N	665340	5430897	10				19
11	Queensway	Till	2016	NAD27 / UTM zone 21N	665487	5430845	11				42
12	Queensway	Till	2016	NAD27 / UTM zone 21N	665438	5430492	12				103

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 451

13	Queensway	Till	2016	NAD27 / UTM zone 21N	665208	5430954	13	210
14	Queensway	Till	2016	NAD27 / UTM zone 21N	665072	5431029	14	168
15	Queensway	Till	2016	NAD27 / UTM zone 21N	665161	5431004	15	1744
16	Queensway	Till	2016	NAD27 / UTM zone 21N	664812	5430569	16	77
17	Queensway	Till	2016	NAD27 / UTM zone 21N	665060	5430468	17	26
18	Queensway	Till	2016	NAD27 / UTM zone 21N	665203	5430446	18	105
19	Queensway	Till	2016	NAD27 / UTM zone 21N	665301	5430336	19	41
20	Queensway	Till	2016	NAD27 / UTM zone 21N	665488	5430281	20	21
21	Queensway	Till	2016	NAD27 / UTM zone 21N	664965	5430530	21	21
23	Queensway	Till	2016	NAD27 / UTM zone 21N	665062	5431541	23	90
24	Queensway	Till	2016	NAD27 / UTM zone 21N	665344	5431943	24	66
25	Queensway	Till	2016	NAD27 / UTM zone 21N	664948	5431082	25	96
26	Queensway	Till	2016	NAD27 / UTM zone 21N	664841	5431151	26	83
27	Queensway	Till	2016	NAD27 / UTM zone 21N	664554	5430571	27	124
28	Queensway	Till	2016	NAD27 / UTM zone 21N	664685	5430574	28	78
29	Queensway	Till	2016	NAD27 / UTM zone 21N	664457	5430183	29	76
30	Queensway	Till	2016	NAD27 / UTM zone 21N	664318	5430243	30	160

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 452

31	Queensway	Till	2016	NAD27 / UTM zone 21N	664161	5430258	31	247
32	Queensway	Till	2016	NAD27 / UTM zone 21N	664601	5430127	32	42
33	Queensway	Till	2016	NAD27 / UTM zone 21N	664737	5430074	33	74
34	Queensway	Till	2016	NAD27 / UTM zone 21N	664881	5430060	34	107
35	Queensway	Till	2016	NAD27 / UTM zone 21N	665010	5429982	35	34
36	Queensway	Till	2016	NAD27 / UTM zone 21N	663382	5428981	36	26
37	Queensway	Till	2016	NAD27 / UTM zone 21N	663515	5428849	37	97
38	Queensway	Till	2016	NAD27 / UTM zone 21N	664153	5429797	38	110
39	Queensway	Till	2016	NAD27 / UTM zone 21N	664020	5429867	39	114
40	Queensway	Till	2016	NAD27 / UTM zone 21N	663940	5429990	40	40
41	Queensway	Till	2016	NAD27 / UTM zone 21N	663940	5429990	41	41
42	Queensway	Till	2016	NAD27 / UTM zone 21N	664340	5429722	42	19
43	Queensway	Till	2016	NAD27 / UTM zone 21N	664456	5429647	43	108
44	Queensway	Till	2016	NAD27 / UTM zone 21N	664614	5429610	44	66
45	Queensway	Till	2016	NAD27 / UTM zone 21N	666227	5431679	45	99
46	Queensway	Till	2016	NAD27 / UTM zone 21N	666032	5431693	46	109
47	Queensway	Till	2016	NAD27 / UTM zone 21N	665912	5431721	47	114

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 453

48	Queensway	Till	2016	NAD27 / UTM zone 21N	665783	5431810	48	117
49	Queensway	Till	2016	NAD27 / UTM zone 21N	663148	5428484	49	216
50	Queensway	Till	2016	NAD27 / UTM zone 21N	665644	5431315	50	44
51	Queensway	Till	2016	NAD27 / UTM zone 21N	665791	5431293	51	45
52	Queensway	Till	2016	NAD27 / UTM zone 21N	665951	5431167	52	27
53	Queensway	Till	2016	NAD27 / UTM zone 21N	666031	5432511	53	51
54	Queensway	Till	2016	NAD27 / UTM zone 21N	666060	5432628	54	146
55	Queensway	Till	2016	NAD27 / UTM zone 21N	666109	5432764	55	100
56	Queensway	Till	2016	NAD27 / UTM zone 21N	663619	5429410	56	124
57	Queensway	Till	2016	NAD27 / UTM zone 21N	663760	5429384	57	122
58	Queensway	Till	2016	NAD27 / UTM zone 21N	663903	5429332	58	303
59	Queensway	Till	2016	NAD27 / UTM zone 21N	663493	5429485	59	378

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 454

Appendix F: Diamond Drilling

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 455

NEWFOUND GOLD CORP
N
Botwood
002E03
BOTWOOD
Twin Ponds
Gander Gold North
002E02
GANDER RIVER
Appleton
Glenwood
Gander
Gander Lake
002D14
MOUNT PEYTON
002D15
GANDER
New HVdc Transmission Line
Beaver Brook Antimony Mine
002D11
EASTERN POND (WEST GANDER RIVER)
002D10
DEAD WOLF POND
Gander Gold South
002D06
GREAT GULL LAKE
002D07
KEPENKECK LAKE
Legend
Queensway Past DDH
Historical Drilling
Major Places
50K NTS Index
Map Staked Licences
Queensway Project
Beaverbrook
HVdc Transmission
Highways
Wetland
Lakes
0 3 6 12 18 24
Kilometers
UTM NAD27 in zone 21
Drawn by M.B. Regular, P.Geo.
April 4, 2020
610000 620000 630000 640000 650000 660000 670000 680000
5450000 5440000 5430000 5420000 5410000 5400000 5390000 5380000 5370000 5360000

*Figure 28.4 - Location of Drill Collars. Source: NFGC, 2020*

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 456

Table 28-4 – Queensway Project Drilling

1744 Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
NFGC-19-09	New Found Gold Corp	2019	5430660	665093	NAD 27 Zone 21 N	299.6	-44.2	300.89	7	HQ	Collar Surveyed with Garmin	Y
NFGC-19-10	New Found Gold Corp	2019	5430750	665176	NAD 27 Zone 21 N	222.2	-43.7	303.99	7.3	HQ	Collar Surveyed with Garmin	Y

Aztec Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
AZ-88-01	Noranda Exploration Corp.	1988	5389080	630860	NAD 27 Zone 21 N	100.6	-45	174		BQ	Casing Not found at the time of writing
AZ-88-02	Noranda Exploration Corp.	1988	5389000	630780	NAD 27 Zone 21 N	100.6	-45	176		BQ	Casing Not found at the time of writing
AZ-88-03	Noranda Exploration Corp.	1988	5389920	630780	NAD 27 Zone 21 N	100.6	-45	174		BQ	Casing Not found at the time of writing
AZ-88-04	Noranda Exploration Corp.	1988	5389850	630760	NAD 27 Zone 21 N	100.6	-45	174		BQ	Casing Not found at the time of writing
AZ-88-05	Noranda Exploration Corp.	1988	5389080	630730	NAD 27 Zone 21 N	103.6	-45	174		BQ	Casing Not found at the time of writing
AZ-88-06	Noranda Exploration Corp.	1988	5389000	630600	NAD 27 Zone 21 N	68.6	-45	174		BQ	Casing Not found at the time of writing

Bowater Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GLN-87-02	Rubicon Minerals Corp.	1987	5426730	656025	NAD 27 Zone 21 N	65.53	-45	310	5.5	NQ	Casing Not found at the time of writing
VVC-03-12	Rubicon Minerals Corp.	2003	5426550	656078	NAD 27 Zone 21 N	62.48	-65	260	3	NQ	Collar Re-Surveyed with Garmin
VVC-03-13	Rubicon Minerals Corp.	2003	5426767	656019	NAD 27 Zone 21 N	123.44	-45	270	5.5	NQ	Collar Re-Surveyed with Garmin
VVC-03-14	Rubicon Minerals Corp.	2003	5426662	656034	NAD 27 Zone 21 N	41.06	-65	120	6.2	NQ	Collar Re-Surveyed with Garmin

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 457

VVC-03-15	Rubicon Minerals Corp.	2003	5426649	656062	NAD 27 Zone 21 N	46.94	-45	240	3	NQ	Collar Re-Surveyed with Garmin
VVC-03-16	Rubicon Minerals Corp.	2003	5426623	656085	NAD 27 Zone 21 N	42.67	-45	250	3.1	NQ	Collar Re-Surveyed with Garmin

Bullet Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GLN-87-03	Rubicon Minerals Corp.	1987	5425613	657386	NAD 27 Zone 21 N	63.7	-45	350	18	NQ	Collar Re-Surveyed with Garmin
GLN-88-04	Rubicon Minerals Corp.	1988	5425740	657447	NAD 27 Zone 21 N	70.4	-45	360	1.5	NQ	Casing Not found at the time of writing
GLN-88-05	Rubicon Minerals Corp.	1988	5425744	657472	NAD 27 Zone 21 N	51.8	-45	360	2.3	NQ	Casing Not found at the time of writing
GLN-89-06	Rubicon Minerals Corp.	1989	5425740	657405	NAD 27 Zone 21 N	52.4	-45	360	3	NQ	Collar Re-Surveyed with Garmin
GLN-89-07	Rubicon Minerals Corp.	1989	5425758	657295	NAD 27 Zone 21 N	100.5	-45	360	3	NQ	Casing Not found at the time of writing
GLN-90-12	Rubicon Minerals Corp.	1990	5425815	657145	NAD 27 Zone 21 N	124.1	-45	110	6	NQ	Casing Not found at the time of writing

Cokes Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-14	United Carina Resources	1999	5427269.61	657610.73	NAD 27 Zone 21 N	93.7	-45	295	4.9	NQ	Casing Not found at the time of writing
LG99-15	United Carina Resources	1999	5428199.72	658030.84	NAD 27 Zone 21 N	76.2	-45	295	10.4	NQ	Casing Not found at the time of writing
LG03-03	Candente Resources Corp.	2003	5427293.98	657585.68	NAD 27 Zone 21 N	177.7	-47	50	3.9	NQ	Casing Pulled. Not found at the time of writing
LG03-04	Candente Resources Corp.	2003	5427294.01	657584.32	NAD 27 Zone 21 N	65.84	-62	50	4.4	NQ	Casing Pulled. Not found at the time of writing

Dome Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-01	United Carina Resources	1999	5428495.49	658637.3	NAD 27 Zone 21 N	41.8	-45	0	7.1	NQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 458

LG99-02	United Carina Resources	1999	5428494.69	658632.92	NAD 27 Zone 21 N	58.5	-45	0	7.1	NQ	Casing Not found at the time of writing
LG99-03	United Carina Resources	1999	5428495.04	658644.46	NAD 27 Zone 21 N	38.1	-45	0	6.3	NQ	Casing Not found at the time of writing
LG00-24	United Carina Resources	2000	5428978.71	658320.07	NAD 27 Zone 21 N	154.5	-45	285	7.9	NQ	Casing Not found at the time of writing
LG00-26	United Carina Resources	2000	5428475.96	658632.26	NAD 27 Zone 21 N	50.3	-45	0	2.7	NQ	Collar Re-Surveyed with Garmin	Y
LG00-27	United Carina Resources	2000	5428475.57	658639.45	NAD 27 Zone 21 N	60.4	-45	0	3.4	NQ	Collar Re-Surveyed with Garmin	Y
LG00-28	United Carina Resources	2000	5428476.8	658625.16	NAD 27 Zone 21 N	56.7	-45	0	2.4	NQ	Collar Re-Surveyed with Garmin	Y
LG00-29	United Carina Resources	2000	5428477.99	658617.33	NAD 27 Zone 21 N	55.5	-45	0	4.9	NQ	Collar Re-Surveyed with Garmin	Y
LG00-30	United Carina Resources	2000	5428286.1	658524.58	NAD 27 Zone 21 N	179.5	-45	335	3.1	NQ	Casing Not found at the time of writing
LG00-31	United Carina Resources	2000	5428217.35	658666.82	NAD 27 Zone 21 N	190.5	-45	335	2.4	NQ	Casing Not found at the time of writing
LG00-37	United Carina Resources	2000	5428455.69	658615.95	NAD 27 Zone 21 N	93.6	-45	0	4.9	NQ	Casing Not found at the time of writing
LG00-38	United Carina Resources	2000	5428430.27	658599.18	NAD 27 Zone 21 N	229.8	-45	295	1.2	NQ	Casing Not found at the time of writing
LG03-01	Candente Resources Corp.	2003	5428442	658636.42	NAD 27 Zone 21 N	89.3	-47	0	4.6	NQ	Casing Pulled. Not found at the time of writing
LG08-44	Candente Resources Corp.	2008	5428484.262	658590.916	NAD 27 Zone 21 N	65	-45	0	0	NQ	Collar Re-Surveyed with Garmin	Y
LG08-45	Candente Resources Corp.	2008	5428495.644	658668.379	NAD 27 Zone 21 N	75	-45	0	1.5	NQ	Collar Re-Surveyed with Garmin	Y
NFGC-19-03	New Found Gold Corp	2019	5428486	658632	NAD 27 Zone 21 N	64	-44.7	0.39	6.0	HQ	Collar Surveyed with Garmin	Y
NFGC-19-04	New Found Gold Corp	2019	5428486	658632	NAD 27 Zone 21 N	52	-63.5	0.59	4.0	HQ	Collar Surveyed with Garmin	Y

Goose Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GZ-88-01	Noranda Exploration Corp.	1988	5389900	635700	NAD 27 Zone 21 N	100.6	-45	143			Casing Not found at the time of writing
GZ-88-02	Noranda Exploration Corp.	1988	5389900	635700	NAD 27 Zone 21 N	50.3	-45	143			Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 459

GZ-88-03	Noranda Exploration Corp.	1988	5389900	635700	NAD 27 Zone 21 N	50.3	-45	143			Casing Not found at the time of writing
GZ-88-04	Noranda Exploration Corp.	1988	5389900	635700	NAD 27 Zone 21 N	89.9	-45	143			Casing Not found at the time of writing
PP-04-01	Candente Resources Corp.	2004	5389996	635731	NAD 27 Zone 21 N	160	-45	143	3.1	BQ	Collar Re-Surveyed with Garmin	Y
PP-04-02	Candente Resources Corp.	2004	5390068	635994	NAD 27 Zone 21 N	200	-45	143	4.4	BQ	Casing Not found at the time of writing
PP-04-03	Candente Resources Corp.	2004	5390447	636715	NAD 27 Zone 21 N	214.9	-45	143	15.2	BQ	Casing Not found at the time of writing

Grouse Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GB-04-08	Rubicon Minerals Corp.	2004	5424986.63	656740.53	NAD 27 Zone 21 N	79.7	-45	180	3	HQ	Collar Re-Surveyed with Garmin	Y
GB-04-09	Rubicon Minerals Corp.	2004	5425029.91	656738.87	NAD 27 Zone 21 N	127.3	-45	180	3.5	HQ	Collar Re-Surveyed with Garmin	Y
GB-04-10	Rubicon Minerals Corp.	2004	5425031.02	656738.61	NAD 27 Zone 21 N	121	-58	180	3	HQ	Collar Re-Surveyed with Garmin	Y
GB-04-11	Rubicon Minerals Corp.	2004	5425001.25	656715.97	NAD 27 Zone 21 N	108.7	-49	180	1.5	HQ	Collar Re-Surveyed with Trimble	Y
GB-04-12	Rubicon Minerals Corp.	2004	5425061.8	656713.56	NAD 27 Zone 21 N	141.4	-49	180	6.5	HQ	Collar Re-Surveyed with Garmin	Y
GB-04-13	Rubicon Minerals Corp.	2004	5425032.33	656714.77	NAD 27 Zone 21 N	120.7	-49	180	1.5	HQ	Collar Re-Surveyed with Garmin	Y

H Pond Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
HP-04-01	Paragon Minerals Corp.	2004	5430021.9	664548.83	NAD 27 Zone 21 N	152.4	-45	0	4.6	NQ	Collar Re-Surveyed with Trimble
HP-04-02	Paragon Minerals Corp.	2004	5429977	664601.46	NAD 27 Zone 21 N	174.35	-45	312	3.7	NQ	Collar Re-Surveyed with Trimble
HP-04-03	Paragon Minerals Corp.	2004	5430038.51	664607.69	NAD 27 Zone 21 N	190.04	-46	312	6.7	NQ	Collar Re-Surveyed with Trimble
HP-04-04	Paragon Minerals Corp.	2004	5430096.41	664615.73	NAD 27 Zone 21 N	166.12	-45	312	7.6	NQ	Collar Re-Surveyed with Trimble	Y

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 460

HP-04-05	Paragon Minerals Corp.	2004	5430158.549	664539.816	NAD 27 Zone 21 N	184.4	-45	312	6.1	NQ	Collar Re-Surveyed with Trimble	Y
HP-04-06	Paragon Minerals Corp.	2004	5430204.814	664646.141	NAD 27 Zone 21 N	178	-45	312	6.1	NQ	Collar Re-Surveyed with Trimble	Y
HP-04-07	Paragon Minerals Corp.	2004	5427779.267	663143.976	NAD 27 Zone 21 N	175.26	-45	312	5.2	NQ	Collar Re-Surveyed with Trimble
HP-04-08	Paragon Minerals Corp.	2004	5428066.783	663122.223	NAD 27 Zone 21 N	174.96	-45	312	10.4	NQ	Collar Re-Surveyed with Trimble	Y
HP-05-09	Paragon Minerals Corp.	2005	5429999.736	664573.997	NAD 27 Zone 21 N	125.88	-45	312	4.6	NQ	Collar Re-Surveyed with Trimble
HP-05-10	Paragon Minerals Corp.	2005	5430071.938	664563.391	NAD 27 Zone 21 N	119.79	-45	312	5.2	NQ	Collar Re-Surveyed with Trimble
HP-05-11	Paragon Minerals Corp.	2005	5430159.194	664538.706	NAD 27 Zone 21 N	114.6	-45	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-12	Paragon Minerals Corp.	2005	5430147.836	664410.885	NAD 27 Zone 21 N	245.36	-45	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-13	Paragon Minerals Corp.	2005	5430027.964	664455.311	NAD 27 Zone 21 N	129.69	-45	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-14	Paragon Minerals Corp.	2005	5430028.242	664454.744	NAD 27 Zone 21 N	148.44	-66	132	8.2	NQ	Collar Re-Surveyed with Trimble
HP-05-15	Paragon Minerals Corp.	2005	5430028.536	664454.216	NAD 27 Zone 21 N	139.29	-82	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-16	Paragon Minerals Corp.	2005	5430008.373	664415.085	NAD 27 Zone 21 N	157.58	-45	132	13.7	NQ	Collar Re-Surveyed with Trimble
HP-05-17	Paragon Minerals Corp.	2005	5430008.971	664414.647	NAD 27 Zone 21 N	224.64	-70	132	6.1	NQ	Collar Re-Surveyed with Trimble
HP-05-18	Paragon Minerals Corp.	2005	5430008.632	664413.967	NAD 27 Zone 21 N	303.89	-83	132	8.2	NQ	Collar Re-Surveyed with Trimble
HP-05-19	Paragon Minerals Corp.	2005	5429986.21	664367.251	NAD 27 Zone 21 N	193.85	-50	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-20	Paragon Minerals Corp.	2005	5429987.664	664366.208	NAD 27 Zone 21 N	252.07	-70	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-21	Paragon Minerals Corp.	2005	5430213.863	664635.029	NAD 27 Zone 21 N	120.7	-45	132	4.6	NQ	Collar Re-Surveyed with Trimble
HP-05-22	Paragon Minerals Corp.	2005	5430214.1	664634.365	NAD 27 Zone 21 N	116.74	-70	132	5.2	NQ	Collar Re-Surveyed with Trimble
HP-05-23	Paragon Minerals Corp.	2005	5430302.778	664529.41	NAD 27 Zone 21 N	199.34	-45	132	6.1	NQ	Collar Re-Surveyed with Trimble
HP-05-24	Paragon Minerals Corp.	2005	5430301.167	664241.53	NAD 27 Zone 21 N	154.23	-45	132	7.6	NQ	Collar Re-Surveyed with Trimble
HP-05-25	Paragon Minerals Corp.	2005	5430341.786	664647.414	NAD 27 Zone 21 N	163.37	-45	132	12.2	NQ	Collar Re-Surveyed with Trimble

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 461

HP-05-26	Paragon Minerals Corp.	2005	5430343.504	664645.914	NAD 27 Zone 21 N	209.09	-70	132	6.1	NQ	Collar Re-Surveyed with Trimble
HP-05-27	Paragon Minerals Corp.	2005	5429568.207	664598.305	NAD 27 Zone 21 N	145.08	-45	132	6.7	NQ	Collar Re-Surveyed with Trimble
HP-05-28	Paragon Minerals Corp.	2005	5427987.236	662978.529	NAD 27 Zone 21 N	288.34	-45	132	12.2	NQ	Collar Re-Surveyed with Trimble
HP-06-29	Paragon Minerals Corp.	2006	5430113.18	664531.48	NAD 27 Zone 21 N	152	-45	132	9	NQ	Collar Re-Surveyed with Trimble
HP-06-30	Paragon Minerals Corp.	2006	5430160.46	664474.68	NAD 27 Zone 21 N	230	-45	132	6.2	NQ	Collar Re-Surveyed with Trimble
HP-06-31	Paragon Minerals Corp.	2006	5430161.6	664475.64	NAD 27 Zone 21 N	278	-67	132	4.5	NQ	Collar Re-Surveyed with Trimble
HP-06-32	Paragon Minerals Corp.	2006	5430216.41	664566.53	NAD 27 Zone 21 N	137	-45	132	5.2	NQ	Collar Re-Surveyed with Trimble
HP-06-33	Paragon Minerals Corp.	2006	5430217.02	664565.17	NAD 27 Zone 21 N	197	-65	132	4.3	NQ	Collar Re-Surveyed with Trimble
HP-06-34	Paragon Minerals Corp.	2006	5429844.87	664314.64	NAD 27 Zone 21 N	152	-50	132	10.8	NQ	Collar Re-Surveyed with Trimble
HP-06-35	Paragon Minerals Corp.	2006	5429791.95	664219.11	NAD 27 Zone 21 N	293	-50	132	9.4	NQ	Collar Re-Surveyed with Trimble
HP-07-36	Paragon Minerals Corp.	2007	5432452.98	665966.95	NAD 27 Zone 21 N	302.7	-45	132	3.1	NQ	Collar Re-Surveyed with Trimble
HP-07-37	Paragon Minerals Corp.	2007	5430979.41	665120.4	NAD 27 Zone 21 N	365	-45	132	6.5	NQ	Collar Re-Surveyed with Trimble
HP-07-38	Paragon Minerals Corp.	2007	5428315.89	663173.1	NAD 27 Zone 21 N	136	-45	132	7.8	NQ	Collar Re-Surveyed with Trimble
HP-07-39	Paragon Minerals Corp.	2007	5428402.92	663249.68	NAD 27 Zone 21 N	130	-45	132	22.2	NQ	Collar Re-Surveyed with Trimble
HP-07-40	Paragon Minerals Corp.	2007	5428502.55	663264.49	NAD 27 Zone 21 N	158	-45	132	5.3	NQ	Collar Re-Surveyed with Trimble
HP-07-41	Paragon Minerals Corp.	2007	5427786.67	662426.8	NAD 27 Zone 21 N	265.5	-45	132	4.5	NQ	Collar Re-Surveyed with Trimble
HP-08-42	Paragon Minerals Corp.	2008	5429663	664212	NAD 27 Zone 21 N	146	-45	132	10	NQ	Casing Not found at the time of writing
HP-08-43	Paragon Minerals Corp.	2008	5429798	664065	NAD 27 Zone 21 N	170.6	-45	132	9	NQ	Casing Not found at the time of writing
HP-08-44	Paragon Minerals Corp.	2008	5428440	663195	NAD 27 Zone 21 N	134	-45	132	6	NQ	Casing Not found at the time of writing
HP-08-45	Paragon Minerals Corp.	2008	5428440	663195	NAD 27 Zone 21 N	203	-68	132	4.5	NQ	Casing Not found at the time of writing
HP-08-46	Paragon Minerals Corp.	2008	5428595	663311	NAD 27 Zone 21 N	149	-45	132	13.5	NQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 462

HP-08-47	Paragon Minerals Corp.	2008	5428575	663490	NAD 27 Zone 21 N	188	-45	132	7.5	NQ	Casing Not found at the time of writing
HP-08-48	Paragon Minerals Corp.	2008	5428669	663369	NAD 27 Zone 21 N	125	-45	132	14	NQ	Casing Not found at the time of writing
HP-08-49	Paragon Minerals Corp.	2008	5428669	663369	NAD 27 Zone 21 N	161	-70	132	10	NQ	Casing Not found at the time of writing
HP-08-50	Paragon Minerals Corp.	2008	5428782	663403	NAD 27 Zone 21 N	171.7	-45	132	7	NQ	Casing Not found at the time of writing
HP-08-51	Paragon Minerals Corp.	2008	5429146	664028	NAD 27 Zone 21 N	143	-45	132	5.8	NQ	Casing Not found at the time of writing
HP-08-52	Paragon Minerals Corp.	2008	5430210	663606	NAD 27 Zone 21 N	182	-45	132	8.9	NQ	Casing Not found at the time of writing
HP-08-53	Paragon Minerals Corp.	2008	5429785	663204	NAD 27 Zone 21 N	169.66	-45	132	5	NQ	Casing Not found at the time of writing
HP-08-54	Paragon Minerals Corp.	2008	5427946	662899	NAD 27 Zone 21 N	192	-45	132	0	NQ	Casing Not found at the time of writing
NFGC-19-05	New Found Gold Corp	2019	5430309	664842.5	NAD 27 Zone 21 N	274	-44.7	302.7	4	HQ	Collar Surveyed with Garmin	Y
NFGC-19-06	New Found Gold Corp	2019	5430352.5	664867	NAD 27 Zone 21 N	94.5	-44.1	302.19	5	HQ	Collar Surveyed with Garmin	Y
NFGC-19-07	New Found Gold Corp	2019	5430400	664891	NAD 27 Zone 21 N	248	-44.6	300.99	5	HQ	Collar Surveyed with Garmin	Y
NFGC-19-08	New Found Gold Corp	2019	5430200	664823	NAD 27 Zone 21 N	262	-44.2	299.39	5.5	HQ	Collar Surveyed with Garmin	Y

Keats/Baseline Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-12	United Carina Resources	1999	5427162.32	657985.35	NAD 27 Zone 21 N	241.1	-45	295	4.3	NQ	Casing Not found at the time of writing
LG03-05	Candente Resources Corp.	2003	5427087.38	657952.41	NAD 27 Zone 21 N	170.99	-47	295	3.5	NQ	Casing Pulled. Not found at the time of writing
LG08-48	Candente Resources Corp.	2008	5427266.676	658096.859	NAD 27 Zone 21 N	150	-45	115	0	NQ	Casing Not found at the time of writing
LG08-49	Candente Resources Corp.	2008	5427299.146	658133.364	NAD 27 Zone 21 N	112	-45	115	0	NQ	Casing Not found at the time of writing
LG99-11	United Carina Resources	1999	5427232.42	658060.63	NAD 27 Zone 21 N	188.6	-48	245	4.3	NQ	Casing Not found at the time of writing
LG99-13	United Carina Resources	1999	5427099.09	657944.57	NAD 27 Zone 21 N	129.5	-45	115	6.1	NQ	Collar Re-Surveyed with Trimble

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 463

NFGC-19-01	New Found Gold Corp	2019	5427245	658148	NAD 27 Zone 21 N	199	-43.6	302.19	13	HQ	Collar Surveyed with Garmin	Y
NFGC-19-02	New Found Gold Corp	2019	5427130	658035	NAD 27 Zone 21 N	270	-43.5	299.69	3.4	HQ	Collar Surveyed with Garmin	Y

Knob Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GLN-90-09	Rubicon Minerals Corp.	1990	5425585.38	657113.5	NAD 27 Zone 21 N	81.38	-45	180	3	NQ	Collar Re-Surveyed with Trimble	Y
GLN-90-10	Rubicon Minerals Corp.	1990	5425543.5	657095.5	NAD 27 Zone 21 N	72.2	-45	68	3.1	NQ	Collar Re-Surveyed with Trimble
GLN-90-11	Rubicon Minerals Corp.	1990	5425562.96	657072.08	NAD 27 Zone 21 N	79.9	-45	180	8	NQ	Collar Re-Surveyed with Garmin	Y
GLN-90-13	Rubicon Minerals Corp.	1990	5425531.99	656991.19	NAD 27 Zone 21 N	110.3	-45	130	7.6	NQ	Collar Re-Surveyed with Trimble
GLN-93-14	Rubicon Minerals Corp.	1993	5425551.52	657036.45	NAD 27 Zone 21 N	53.38	-45	180	9.5	NQ	Collar Re-Surveyed with Garmin	Y
GLN-93-15	Rubicon Minerals Corp.	1993	5425549.46	656966.69	NAD 27 Zone 21 N	53.38	-45	180	4.6	NQ	Collar Re-Surveyed with Trimble
GLN-93-16	Rubicon Minerals Corp.	1993	5425549.53	657138.57	NAD 27 Zone 21 N	56.73	-47	216	3	NQ	Collar Re-Surveyed with Garmin	Y
GLN-93-17	Rubicon Minerals Corp.	1993	5425547	657103	NAD 27 Zone 21 N	61	-45	200	3.7	NQ	Collar Re-Surveyed with Trimble
GLN-93-18	Rubicon Minerals Corp.	1993	5425589.8	657073.93	NAD 27 Zone 21 N	99.12	-45	180	9.2	NQ	Collar Re-Surveyed with Trimble
GLN-93-19	Rubicon Minerals Corp.	1993	5425548.69	657202.26	NAD 27 Zone 21 N	261.08	-60	256	6.7	NQ	Collar Re-Surveyed with Trimble
GLN-93-20	Rubicon Minerals Corp.	1993	5425521.8	656963.04	NAD 27 Zone 21 N	49.41	-45	132	5.5	NQ	Collar Re-Surveyed with Trimble
GLN-94-21	Gander River Minerals	1994	5425450	656920	NAD 27 Zone 21 N	92.7	-45	136	6.71	NQ	Casing Not found at the time of writing
GLN-94-21A	Rubicon Minerals Corp.	1994	5425499	656911	NAD 27 Zone 21 N	6.1	-60	136	5.6	NQ	Casing Not found at the time of writing
GLN-94-21B	Rubicon Minerals Corp.	1994	5425515.15	656897.2	NAD 27 Zone 21 N	92.72	-45	136	7.3	NQ	Collar Re-Surveyed with Trimble
GLN-94-22	Rubicon Minerals Corp.	1994	5425518	656859.999	NAD 27 Zone 21 N	53.68	-45	170	6.7	NQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 464

GLN-94-23	Rubicon Minerals Corp.	1994	5425589.51	656991.86	NAD 27 Zone 21 N	195.2	-60	155	6.1	NQ	Collar Re-Surveyed with Trimble
GLN-94-24	Rubicon Minerals Corp.	1994	5425652.66	657074.22	NAD 27 Zone 21 N	244.91	-60	180	5.5	NQ	Collar Re-Surveyed with Trimble
GLN-94-25	Rubicon Minerals Corp.	1994	5425575.77	657141.25	NAD 27 Zone 21 N	60.96	-45	90	3.4	NQ	Collar Re-Surveyed with Garmin	Y
GLN-94-26	Rubicon Minerals Corp.	1994	5425608.28	657153.4	NAD 27 Zone 21 N	71.98	-60	90	3.1	NQ	Collar Re-Surveyed with Trimble
VVC-03-01	Rubicon Minerals Corp.	2003	5425533.09	656990.39	NAD 27 Zone 21 N	41.15	-45	130	8.2	NQ	Collar Re-Surveyed with Trimble
VVC-03-02	Rubicon Minerals Corp.	2003	5425534	656989.5	NAD 27 Zone 21 N	31.39	-90	0	6.7	NQ	Casing Not found at the time of writing
VVC-03-03	Rubicon Minerals Corp.	2003	5425556.26	656978.63	NAD 27 Zone 21 N	170.68	-90	0	5.5	NQ	Collar Re-Surveyed with Trimble
VVC-03-04	Rubicon Minerals Corp.	2003	5425554.71	656979.64	NAD 27 Zone 21 N	76.2	-45	155	7.6	NQ	Collar Re-Surveyed with Trimble
VVC-03-05	Rubicon Minerals Corp.	2003	5425503.85	657013.3	NAD 27 Zone 21 N	25.6	-45	205	6.1	NQ	Collar Re-Surveyed with Trimble	Y
VVC-03-06	Rubicon Minerals Corp.	2003	5425505.17	657014	NAD 27 Zone 21 N	44.81	-78	205	6.1	NQ	Collar Re-Surveyed with Trimble	Y
VVC-03-07	Rubicon Minerals Corp.	2003	5425505.89	657012.94	NAD 27 Zone 21 N	160.02	-68	355	10.4	NQ	Collar Re-Surveyed with Trimble	Y
VVC-03-08	Rubicon Minerals Corp.	2003	5426312	656970	NAD 27 Zone 21 N	60.96	-45	340	12.8	NQ	Collar Re-Surveyed with Trimble
VVC-03-17	Rubicon Minerals Corp.	2003	5425653	656786	NAD 27 Zone 21 N	144.48	-45	135	7.3	NQ	Collar Re-Surveyed with Trimble
VVC-03-18	Rubicon Minerals Corp.	2003	5425621	656903	NAD 27 Zone 21 N	138.38	-45	130	5.2	NQ	Collar Re-Surveyed with Trimble
GB-04-01	Rubicon Minerals Corp.	2004	5425576.8	657036.99	NAD 27 Zone 21 N	129	-50	180	4.5	HQ	Collar Re-Surveyed with Trimble
GB-04-02	Rubicon Minerals Corp.	2004	5425577.28	657037.21	NAD 27 Zone 21 N	134	-70	180	3	HQ	Collar Re-Surveyed with Trimble
GB-04-03	Rubicon Minerals Corp.	2004	5425564.96	657054.6	NAD 27 Zone 21 N	98.5	-45	180	7.5	HQ	Collar Re-Surveyed with Trimble
GB-04-04	Rubicon Minerals Corp.	2004	5425594.01	657053.55	NAD 27 Zone 21 N	136.2	-50	180	7.5	HQ	Collar Re-Surveyed with Trimble
GB-04-05	Rubicon Minerals Corp.	2004	5425594.42	657053.36	NAD 27 Zone 21 N	147.7	-65	180	7.5	HQ	Collar Re-Surveyed with Trimble
GB-04-06	Rubicon Minerals Corp.	2004	5425566.22	657093.52	NAD 27 Zone 21 N	90.6	-49	180	3	HQ	Collar Re-Surveyed with Trimble	Y
GB-04-15	Rubicon Minerals Corp.	2004	5425630.21	657036.37	NAD 27 Zone 21 N	161.7	-59	180	0.5	HQ	Collar Re-Surveyed with Trimble

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 465

SV-11-01	Soldi Ventures	2011	5425742	657419	NAD 27 Zone 21 N	101	-45	360	NQ	Casing Not found at the time of writing
SV-11-02	Soldi Ventures	2011	5425714	657392	NAD 27 Zone 21 N	84	-45	360	NQ	Casing Not found at the time of writing
SV-11-03	Soldi Ventures	2011	5425595	657369	NAD 27 Zone 21 N	100	-45	20	NQ	Casing Not found at the time of writing
SV-11-04	Soldi Ventures	2011	5425608	657344	NAD 27 Zone 21 N	92	-70	20	NQ	Casing Not found at the time of writing
SV-11-05	Soldi Ventures	2011	5425555	657109	NAD 27 Zone 21 N	68	-45	200	NQ	Casing Not found at the time of writing	Y
SV-11-06	Soldi Ventures	2011	5425580	657112	NAD 27 Zone 21 N	91.39	-45	200	NQ	Collar Re-Surveyed with Garmin	Y
SV-11-07	Soldi Ventures	2011	5425572	657076	NAD 27 Zone 21 N	83	-45	180	NQ	Collar Re-Surveyed with Garmin	Y
SV-11-08	Soldi Ventures	2011	5425581	657064	NAD 27 Zone 21 N	90	-45	180	NQ	Collar Re-Surveyed with Garmin	Y
SV-11-09	Soldi Ventures	2011	5425571	657050	NAD 27 Zone 21 N	85	-45	180	NQ	Casing Not found at the time of writing	Y
SV-11-10	Soldi Ventures	2011	5425602	657117	NAD 27 Zone 21 N	113	-45	200	NQ	Casing Not found at the time of writing
SV-11-11	Soldi Ventures	2011	5425578	657017	NAD 27 Zone 21 N	83	-45	180	NQ	Collar Re-Surveyed with Garmin	Y
SV-11-12	Soldi Ventures	2011	5425713	657054	NAD 27 Zone 21 N	198	-50	170	NQ	Casing Not found at the time of writing
SV-11-13	Soldi Ventures	2011	5425545	657128	NAD 27 Zone 21 N	82.5	-45	230	NQ	Collar Re-Surveyed with Garmin	Y
SV-11-14	Soldi Ventures	2011	5425561	657180	NAD 27 Zone 21 N	89	-50	332	NQ	Casing Not found at the time of writing
SV-11-15	Soldi Ventures	2011	5425577	657146	NAD 27 Zone 21 N	101	-45	216	NQ	Collar Re-Surveyed with Garmin	Y
SV-12-01	Soldi Ventures	2012	5425765	657095	NAD 27 Zone 21 N	305	-50	170	NQ	Casing Not found at the time of writing
SV-12-02	Soldi Ventures	2012	5425713	657054	NAD 27 Zone 21 N	236	-50	170	NQ	Casing Not found at the time of writing
SV-12-03	Soldi Ventures	2012	5425894	657326	NAD 27 Zone 21 N	182	-50	170	NQ	Casing Not found at the time of writing
SV-12-04	Soldi Ventures	2012	5425564	657071	NAD 27 Zone 21 N	74	-45	180	NQ	Casing Not found at the time of writing
SV-12-05	Soldi Ventures	2012	5425456	657089	NAD 27 Zone 21 N	152	-45	170	NQ	Casing Not found at the time of writing	Y
SV-12-06	Soldi Ventures	2012	5425426	657042	NAD 27 Zone 21 N	134	-45	350	NQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 466

SV-12-07	Soldi Ventures	2012	5425588	657103	NAD 27 Zone 21 N	92	-45	200	NQ	Collar Re-Surveyed with Garmin	Y

Letha Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GB-04-07	Rubicon Minerals Corp.	2004	5425257.59	656869.51	NAD 27 Zone 21 N	64	-45	160	3	HQ	Collar Re-Surveyed with Trimble
GB-04-14	Rubicon Minerals Corp.	2004	5425260.66	656893.94	NAD 27 Zone 21 N	64	-47	180	4.5	HQ	Collar Re-Surveyed with Garmin	Y
SV-12-08	Soldi Ventures	2012	5425299	656807	NAD 27 Zone 21 N	124	-45	350		NQ	Casing Not found at the time of writing

Trench 26 Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-19	United Carina Resources	1999	5428845.17	658153.75	NAD 27 Zone 21 N	40.9	-45	295	3.7	NQ	Casing Not found at the time of writing
LG99-20	United Carina Resources	1999	5429014.44	658269.17	NAD 27 Zone 21 N	133.2	-45	270	6.1	NQ	Casing Not found at the time of writing
LG99-21	United Carina Resources	1999	5430451.5	658457.5	NAD 27 Zone 21 N	157	-45	270	6.7	NQ	Casing Not found at the time of writing
LG99-22	United Carina Resources	1999	5429471.41	658880.75	NAD 27 Zone 21 N	54.9	-45	242	4.3	NQ	Casing Not found at the time of writing
LG99-23	United Carina Resources	1999	5429473.26	658881.6	NAD 27 Zone 21 N	59.4	-45	295	6.1	NQ	Casing Not found at the time of writing
LG00-25	United Carina Resources	2000	5428773.5	658548.5	NAD 27 Zone 21 N	175.3	-45	335	13.4	NQ	Casing Not found at the time of writing

Little Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-16	United Carina Resources	1999	5428328.74	657820.16	NAD 27 Zone 21 N	44.2	-45	253	3.7	NQ	Casing Not found at the time of writing
LG03-02	Candente Resources Corp.	2003	5428308.5	657705.5	NAD 27 Zone 21 N	161.24	-47	50	3	NQ	Casing Pulled. Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 467

Lotto Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-07	United Carina Resources	1999	5428890.09	658810.9	NAD 27 Zone 21 N	74.7	-45	55	6.7	NQ	Casing Not found at the time of writing
LG99-08	United Carina Resources	1999	5428915.52	658853.13	NAD 27 Zone 21 N	48.8	-45	235	2.8	NQ	Casing Not found at the time of writing
LG99-09	United Carina Resources	1999	5428909.47	658856.93	NAD 27 Zone 21 N	63.1	-45	235	3.5	NQ	Casing Not found at the time of writing
LG99-10	United Carina Resources	1999	5428902.86	658861.14	NAD 27 Zone 21 N	68.6	-45	235	2.9	NQ	Casing Not found at the time of writing
LG00-32	United Carina Resources	2000	5428875.73	658870.36	NAD 27 Zone 21 N	103.7	-45	295	3.4	NQ	Casing Not found at the time of writing
LG00-33	United Carina Resources	2000	5428865.52	658886.85	NAD 27 Zone 21 N	104.9	-45	295	3.7	NQ	Casing Not found at the time of writing
LG00-34	United Carina Resources	2000	5428883.67	658884.5	NAD 27 Zone 21 N	89	-45	295	4.9	NQ	Casing Not found at the time of writing
LG00-35	United Carina Resources	2000	5428764.04	658859.42	NAD 27 Zone 21 N	121	-45	295	3.4	NQ	Casing Not found at the time of writing
LG00-36	United Carina Resources	2000	5428797.82	658882.51	NAD 27 Zone 21 N	85.6	-45	250	3.6	NQ	Casing Not found at the time of writing

Pauls Pond Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
PP-04-04	Candente Resources Corp.	2004	5390285	636211	NAD 27 Zone 21 N	200	-45	143	5.8	BQ	Casing Not found at the time of writing
PP-05-01	Crosshair Exploration Corp.	2005	5391949	637444	NAD 27 Zone 21 N	103	0	327	5.57	HQ	Casing Not found at the time of writing
PP-05-02	Crosshair Exploration Corp.	2005	5392322	637913	NAD 27 Zone 21 N	100	-43	354	2.8	HQ	Casing Not found at the time of writing
PP-05-03	Crosshair Exploration Corp.	2005	5391994	638241	NAD 27 Zone 21 N	100	-44	357	3.6	HQ	Casing Not found at the time of writing
PP-05-04	Crosshair Exploration Corp.	2005	5392768	638819	NAD 27 Zone 21 N	113	-43	352	5.4	HQ	Casing Not found at the time of writing

Powerline Showing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 468

Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-17	United Carina Resources	1999	5428541.73	657925.44	NAD 27 Zone 21 N	71.6	-45	295	4.3	NQ	Casing Not found at the time of writing
LG99-18	United Carina Resources	1999	5428658.06	658113.05	NAD 27 Zone 21 N	58.5	-45	295	4.1	NQ	Casing Not found at the time of writing

Reliable Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
VVC-03-09	Rubicon Minerals Corp.	2003	5426153	656855	NAD 27 Zone 21 N	41.3	-45	125	9.4	NQ	Casing Not found at the time of writing
VVC-03-10	Rubicon Minerals Corp.	2003	5426295	656960	NAD 27 Zone 21 N	101.8	-45	120	15.2	NQ	Collar Re-Surveyed with Garmin
VVC-03-11	Rubicon Minerals Corp.	2003	5426688	656905	NAD 27 Zone 21 N	132.9	-45	175	6.1	NQ	Collar Re-Surveyed with Garmin

Road Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
LG99-04	United Carina Resources	1999	5428111.23	658859.23	NAD 27 Zone 21 N	56.1	-50	50	3.9	NQ	Casing Not found at the time of writing
LG99-05	United Carina Resources	1999	5428104.46	658862.37	NAD 27 Zone 21 N	53.3	-45	50	3.7	NQ	Casing Not found at the time of writing
LG99-06	United Carina Resources	1999	5428115.13	658851.33	NAD 27 Zone 21 N	47.2	-45	50	3.5	NQ	Casing Not found at the time of writing
LG08-46	Candente Resources Corp.	2008	5428047.71	658864.891	NAD 27 Zone 21 N	91	-45	50	3.5	NQ	Casing Not found at the time of writing
LG08-47	Candente Resources Corp.	2008	5428146.526	658790.783	NAD 27 Zone 21 N	115	-45	50	0	NQ	Casing Not found at the time of writing

South Paw Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
PP-05-05	Crosshair Exploration Corp.	2005	5392952	638870	NAD 27 Zone 21 N	100	-46	354	9.8	HQ	Casing Not found at the time of writing
PP-05-06	Crosshair Exploration Corp.	2005	5393001	638812	NAD 27 Zone 21 N	100	-45	335	5.85	HQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 469

Unnamed Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
GLN-89-08	Rubicon Minerals Corp.	1989	5426130	656791	NAD 27 Zone 21 N	134.8	-45	360	12.6	NQ	Casing Not found at the time of writing

Virginia Showing
Hole ID	Company	Year Drill	Northing	Easting	Grid	Length	Collar Dip	Collar Azimuth	Casing depth	Core Size	Comments	NFGC field verify
A-VP-A-08	Manor Resources Inc	1991	5431210	658060	NAD 27 Zone 21 N	50.29	-45	315	20.85	BQ	Casing Not found at the time of writing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 470

Table 28-5 – Queensway Project Drilling Composite Assays

Baseline showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
LG99-11	1999	51.9	54.2	2.3		16.3
LG99-11	1999	107.4	113.3	5.9		0.90

Bullet Showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
GLN-88-04	1988	13	15.5	2.5		1.21
GLN-89-06	1989	38.1	40.7	2.6		2.20
GLN-89-06	1989	46	48	2		4.40

Cokes Showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
LG03-03	2003	112.5	115.2	2.7		2.67
LG03-04	2003	31	36.94	5.9		3.37

Dome Showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
LG99-01	1999	17.3	25.9	8.6	20.3
LG99-02	1999	17	19.8	2.8	10.6
LG99-03	1999	20.4	23	2.6	70.7
LG00-24	2000	96	98.5	2.5	0.92
LG00-24	2000	102.4	104.8	2.4	1.36
LG00-26	2000	40	44.8	4.8	1.97
LG00-28	2000	35.4	39.1	3.7	4.94
LG00-29	2000	43.1	47.5	4.4	1.45
NFGC-19-03	2019	20.4	26.5	6.1	16.5
NFGC-19-04	2019	26.0	34.0	8.0	1.14

Grouse Showing
Hole ID	Year Drilled	From	To		Composite Width (m)		Composite Grade Au g/t
GB-04-08	2004	30.3		37.3		7.1		0.97
GB-04-09	2004	89		91.5		2.5		2.75
GB-04-13	2004	83.5		85.6		2.1		1.89

H Pond Showing
Hole ID	Year Drilled	From	To		Composite Width (m)		Composite Grade Au g/t
HP-04-01	2004	7.1		9.25		2.2		2.97
HP-04-01	2004	27.3		29.2		1.9		4.72

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 471

HP-04-01	2004	47.7	49.7	2.1	1.87
HP-04-02	2004	155.7	158.8	3.1	2.83
HP-04-03	2004	161.1	164.5	3.4	11.7
HP-04-04	2004	39.1	44.5	5.4	1.47
HP-04-04	2004	92.9	95.1	2.2	1.40
HP-04-04	2004	97.1	99.2	2.1	8.73
HP-04-07	2004	77.4	80.1	2.7	4.33
HP-05-11	2005	85.9	88.2	2.4	5.47
HP-05-12	2005	166	168.1	2.1	2.65
HP-05-12	2005	196.4	198.4	2.0	0.81
HP-05-13	2005	54.7	57	2.4	0.92
HP-05-15	2005	80.5	82.7	2.2	5.73
HP-05-15	2005	106.5	108.6	2.1	0.95
HP-05-15	2005	112.5	114.9	2.4	2.02
HP-05-17	2005	121.5	123.7	2.2	1.71
HP-05-18	2005	174.5	175.9	1.3	1.82
HP-05-20	2005	189.7	191.7	2.0	2.08
HP-05-21	2005	31.25	34.2	3.0	2.90
HP-05-23	2005	154.6	157.0	2.3	1.97
HP-05-28	2005	22.6	24.7	2.1	4.07
HP-06-29	2006	76	79.8	3.8	2.98
HP-06-32	2006	108.6	111.5	2.9	2.00
HP-06-34	2006	39.1	41.8	2.7	1.05
HP-06-34	2006	93.8	97	3.3	1.46
HP-06-35	2006	167.1	169.4	2.3	6.15
HP-07-39	2007	22.8	26.5	3.7	3.48
HP-07-39	2007	33.3	35.4	2.1	3.57
HP-07-40	2007	74.9	76.9	2.0	2.71
HP-08-44	2008	86.2	88.3	2.1	20.5
HP-08-45	2008	175.5	178.0	2.4	1.51
HP-08-46	2008	112.4	114.4	2.0	1.21
HP-08-48	2008	82.8	97	14.2	9.16
NFGC-19-05	2019	231.0	242.0	11.0	2.35
NFGC-19-05	2019	268.0	269.0	1.0	2.75
NFGC-19-09	2019	15.5	16.5	1.0	1.65
NFGC-19-09	2019	120.0	122.0	2.0	1.13
NFGC-19-09	2019	162.0	171.0	9.0	4.39
NFGC-19-10	2019	22.0	26.0	4.0	1.07
NFGC-19-10	2019	66.0	68.0	2.0	1.59
NFGC-19-10	2019	180.0	185.0	5.0	0.62

Keats Showing

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 472

Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
LG99-12	1999	26.7	28.3	1.6	9.30
LG03-05	2003	36.2	38.2	2.0	2.63
LG08-48	2008	25.8	29.4	3.6	2.54
LG08-48	2008	42.2	45.0	2.8	1.53
LG08-48	2008	51.9	53.8	1.9	4.12
LG08-49	2008	15.1	17.1	2	3.17
LG08-49	2008	34	35.9	1.9	2.41
LG08-49	2008	95.3	97.2	1.9	6.34
NFGC-19-01	2019	83.0	83.7	0.7	2.46
NFGC-19-01	2019	95.0	115.5	20.5	86.17
NFGC-19-01	2019	117.5	118.5	1.0	1.56
NFGC-19-01	2019	146.5	147.5	1.0	1.30
NFGC-19-01	2019	177.5	180.0	2.5	3.38
NFGC-19-02	2019	142.0	154.0	12.0	1.54
NFGC-19-02	2019	253.0	254.0	1.0	1.07

Knob Showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
GLN-90-11	1990	40	42.3	2.3	106
GLN-90-13	1990	16.9	19.5	2.6	19.8
GLN-93-14	1993	9.46	11.59	2.1	1.89
GLN-93-14	1993	40	42.3	2.3	14.7
GLN-93-16	1993	26.84	28.36	1.5	3.81
GLN-93-17	1993	38.12	46.97	8.9	14.8
GLN-93-19	1993	146.7	148.8	2.1	6.80
GLN-94-21B	1994	25.8	28.1	2.3	0.45
GB-04-01	2004	57.5	59.6	2.1	1.61
GB-04-03	2004	16.4	19.9	3.5	1.89
GB-04-05	2004	92.8	95	2.2	1.08

Trench 23 Showing
Hole ID	Year Drilled	From	To	Composite Width (m)	Composite Grade Au g/t
LG99-20	1999	59.6	69.6	10		1.45

Lotto Showing
Hole ID	Year Drilled	From	To		Composite Width (m)		Composite Grade Au g/t
LG99-07	1999	49.6		51.9		2.3		11.1
LG99-09	1999	26.3		39.2		13		1.87
LG00-33	2000	74.5		77		2.5		2.98

NI 43-101: Technical Report on the Queensway Gold Project, Newfoundland, Canada.	Page 473

LG00-35	2000	47.3	49.4	2.1	14.3
LG00-36	2000	71.8	79.5	7.7	1.14

Road Showing
Hole ID	Year Drilled	From	To		Composite Width (m)		Composite Grade Au g/t
LG99-04	1999	17.9		20.9		3.0		2.50
LG99-04	1999	43		45.7		2.7		15.4